Form 20-F
period 2022-09-30
Universe Pharmaceuticals INC
filed 2023-02-10
CIK 1809616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended September 30, 2022

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

Ji’an, Jiangxi, China 343100

+86-0796-8403309

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

An aggregate of 21,750,000 ordinary shares, par value $0.003125 per share, as of September 30, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“fiscal year” are to the period from October 1 to September 30 of the next calendar year;

●	“Jiangxi Universe” are to Jiangxi Universe Pharmaceuticals Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Universe Technology (as defined below);

●	“PRC operating entities” are to Jiangxi Universe and its subsidiaries;

●	“RMB” and Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to the ordinary shares of the Company, par value $0.003125 per share;

●	“SEC” are to the U.S. Securities Exchange Commission;

●	“TCM” are to traditional Chinese medicine;

●	“TCMD” are to traditional Chinese medicine derivatives;

●	“Universe Hanhe” are to Guangzhou Universe Hanhe Medical Research Co., Ltd., a PRC formed on May 12, 2021, a wholly-owned subsidiary of Jiangxi Universe;

●	“Universe HK” are to Universe INC’s wholly owned subsidiary, Universe Pharmaceuticals Group (International) Limited, a company incorporated in Hong Kong;

●	“Universe Technology” are to Jiangxi Universe Pharmaceuticals Technology Co., Ltd., a limited liability company organized under the laws of the PRC, and is wholly owned by Universe HK;

●	“Universe Trade” are to Jiangxi Universe Pharmaceuticals Trade Co., Ltd., a PRC company formed in 2010, a wholly-owned subsidiary of Jiangxi Universe;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” or the “Company”, are to one or more of Universe Pharmaceuticals INC, an exempted company incorporated in the Cayman Islands and our holding company, and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2022		2021		2020
At the end of the year - RMB	RMB	7.1135 to $1.00	RMB	6.4580 to $1.00	RMB	6.8033 to $1.00
Average rate for the year - RMB	RMB	6.5532 to $1.00	RMB	6.5095 to $1.00	RMB	7.0077 to $1.00

ii

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before investing in our securities. Below is a summary of the principal risks we face. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry”)

Risks and uncertainties related to our business include, but are not limited to, the following:

●	price increases in raw materials and sourced products could harm our financial results;

●	high quality materials for our products may be difficult to obtain or substantially increase our production costs;

●	we are exposed to a number of risks related to our supply chain for the materials required to manufacture our products which could adversely affect our business operations and future development;

●	we operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues and growth prospects;

●	high quality materials for our products may be difficult to obtain or substantially increase our production costs;

●	our future success depends in part on our ability to increase our production capacity, and we may not able to do so in a cost-effective manner. We have engaged a third-party sub-contractor to build manufacturing facilities and an office building for us, and we may encounter challenges relating to the construction, management and operation of such facilities;

●	we are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may adversely affect our business and prospects; and

●	if we fail to maintain or renew requisite licenses, permits, registrations and filings applicable to our business operations, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Risks Related to Doing Business in China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China”)

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	the PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless;

●	uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ordinary shares to significantly decline in value or become worthless;

●	our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis;

●	failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations;

●	the approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our offerings and/or other financing activities to make loans or additional capital contributions to our PRC operating subsidiaries;

●	adverse changes in political, economic and social conditions, as well as government policies in China could have a material adverse effect on our business results of operations, financial conditions and prospects; and

●	changes to the PRC legal system could have an adverse effect on us.

●	the Draft Rules Regarding Overseas Listings released by the CSRC for public consultation, while not yet in effect, may cause the Chinese government to exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless. See “Risk Factors—Risks Related to Doing Business in China—The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless”;

●	recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering. See “Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering”;

●	to the extent cash and assets of in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets. See “Risk Factors—Risks Related to Doing Business in China—To the extent cash and assets of in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets.”

Risks Relating to Our Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares and the trading market, including, but not limited to, the following:

●	Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended;

●	we may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares; and

●	we are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies;

●	as a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders; and

●	as a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

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

Raw materials account for a portion of our manufacturing costs and we rely on third-party suppliers to provide almost all raw materials. Suppliers may be unable or unwilling to provide the raw materials we need in the quantities requested, at prices we are willing to pay, or that meet our quality standards. We are also subject to potential delays in the delivery of raw materials caused by events beyond our control, including transportation interruptions, delivery delays, labor disputes, other supply chain issues, and changes in government regulations. See “—We are exposed to a number of risks related to our supply chain for the materials required to manufacture our products” for details. Our business could be adversely affected if we are unable to obtain reliable sources of the raw materials used in the manufacturing of our products that meet our quality standards. Any significant delay in or disruption of the supply of raw materials could, among other things, substantially increase the cost of such materials, require reformulation or repackaging of products, require the qualification of new suppliers, or result in our inability to meet customer demands, which could in turn adversely affect our financial results.

We are exposed to a number of risks related to our supply chain for the materials required to manufacture our products which could adversely affect our business operations and future development.

We rely on third-party suppliers to provide almost all raw materials, and manufacturing our products is highly complex and requires sourcing specialty materials or materials with quality standards. Many of the risks associated with the complexity of manufacturing our products are applicable to the manufacture and supply of the raw materials. Minor deviations in the manufacturing process for these raw materials could result in supply disruption and reduced production yields for our products, which is beyond our control. In addition, we rely on third parties for the supply of these materials exposing us to similar risks of reliance on third parties for final products. See “—We face risks related to our sales of products obtained from third-party suppliers” for further details.

Our manufacturing processes requires many equipment and raw materials such as medicinal plants. We established supplier qualification procedures to verify the operation conditions, production capabilities, credit-worthiness and quality standard of potential suppliers, in order to procure quality raw materials in a timely manner. Although we are not relying on a single supplier for any of our raw materials, we may in the future rely on sole source vendors or a limited number of vendors for some of our equipment and materials. We currently depend on a limited number of suppliers for certain materials and equipment used in the manufacture of our products. Some of these suppliers are small companies with limited resources and experience to support commercial production and may be ill-equipped to support our needs from time to time. Accordingly, we may experience delays in receiving key materials and equipment to support manufacturing. An inability to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect our ability to satisfy demand for our products, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

As we continue to develop and scale our manufacturing process, we expect that we will need to obtain supplies of certain raw materials and equipment to be used as part of that process. We may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if we are unable to alter our process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on our business. Even if we are able to alter our process so as to use other materials or equipment, such a change may lead to a delay in our clinical development and/or commercialization plans.

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

We have made substantial investment in advertising our products in order to improve our brand awareness and our market position. In particular, in the fiscal year ended September 30, 2021, we started to advertise our products through television advertisement. For example, on September 6, 2021, we entered into a service agreement with an advertising agency, engaging such agency to develop and produce a television advertisement for our signature TCMD products, Bai Nian Dan and Guben Yanling Pill, and to coordinate with a television channel to air the advertisement to audience in certain our target markets, with a term of one year from October 1, 2021 to September 30, 2022. In connection with this agreement, we paid $7.5 million to the advertising agency. In the fiscal year ended September 30, 2022, we entered into an advertising service agreement with a third-party, Health Headline Technology Co., Ltd. (“Health Headline”), pursuant to which, Health Headline provided media advertising services to promote our brand on the Health Headline website and mobile app, with a service period of ten months from March 1, 2022 to December 31, 2022. In addition, we incurred substantial advertising expenditures to maintain and enhance our brand and our products, which may not prove successful. Television advertising and other brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. Additionally, there could be a negative reaction to certain advertising campaigns. If we fail to promote our brand, or if we incur excessive expenses in this effort, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts or to achieve the desired brand awareness that is critical for our success.

Our future success depends in part on our ability to increase our production capacity, and we may not able to do so in a cost-effective manner. We have engaged a third-party sub-contractor to build manufacturing facilities and an office building for us, and we may encounter challenges relating to the construction, management and operation of such facilities.

To the extent we are successful in growing our business, we may need to increase our production capacity. We entered into a construction agreement with a sub-contractor, who will construct four manufacturing plants and an office building for us, with a total maximum budget of approximately RMB165 million (US$23.2 million). The construction started on August 8, 2021, with an originally estimated completion date on August 7, 2023. However, due to resurgence in the number of COVID cases, which resulted in logistic disruptions, material and labor shortage, and domestic travel restriction, the construction work is estimated to be completed in December 2024, and the sub-contractor will bear the increased material and labor costs. Our ability to construct such additional facilities is subject to risks and uncertainties. The construction of any new facilities will be subject to risks inherent in the development and construction, including risks of delays and cost overruns as a result of factors outside of our control, which may include delays in government approvals, burdensome permitting conditions, and delays in the delivery of manufacturing equipment or raw materials required for the construction. Additionally, we also depend on the third-party sub-contractor for the development of new facilities, and as such, we are subject to the risk that such third parties do not fulfill their obligations to us under the contraction agreement.

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

We have internal control deficiency in our internal control system and deficiency in our corporate governance. In the fiscal year ended September 30, 2021, we entered into several material business transactions, including a construction agreement with a third-party sub-contractor to construct manufacturing facilities and an office building for us, a real estate property purchase agreement with a related party for the purchase of certain real properties, and an advertising service agreement with a third-party advertising agency to air our television advertisements. These transactions were not submitted for approval by our board of directors or any of its committees. In the fiscal year ended September 30, 2022, we have implemented measures to improve our internal control procedures and corporate governance as a public company, and obtained board approval prior to entering into all material business transactions, including the entry into a series of definitive agreements with Kitanihon Pharmaceutical Co., Ltd., and a letter of intent for the acquisition of Yunnan Faxi Pharmaceuticals Co., Ltd. (“Yunnan Faxi”). We intend to continue improving our internal control procedures and corporate governance as a public company. Nevertheless, if we fail to communicate with our board of directors on a regular basis or otherwise implement remedial measures to improve our internal control and corporate governance function in this regard, we may be subject to increased risk of fraud or misuse of corporate assets, which may materially and negatively impact our financial condition and results of operations.

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

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. In the fiscal year ended September 30, 2022, due to resurgence of COVID-19 pandemic in China and related restrictive measures, including travel restrictions, the PRC operating entities experienced delays in the receipt of purchased raw materials from suppliers and in delivering products to customers. The prices of the raw materials increased by about 5% as compared to the fiscal year ended September 30, 2021. In addition, we granted some customers extended payment terms of 30 days to 120 days. However, based on our present relationship with these customers and our evaluation of their financial conditions, we do not anticipate any material collectability problems. Although the Chinese government removed its zero-COVID policy in December 2022, China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause our revenue and cash flows to underperform in the next 12 months from the date of this annual report. The extent of the future impact of the COVID-19 pandemic on our business and the results of operations is still uncertain.

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

We currently own 46 patents and 99 trademarks in China. We believe that our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be deemed to be valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property by a court or administrative body having jurisdiction over such matters. Although we have filed additional patent applications with Patent Administration Department of PRC, there is no assurance that they will be granted.

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

Our manufacturing operations produced approximately 59.8%, 61.6% and 59.8% of the total value of the products we sold for the fiscal year ended September 30, 2022, 2021, and 2020, respectively. Our products are produced in our manufacturing facility located in Jinggangshan, Jiangxi Province, China. For the fiscal year ended September 30, 2022, one supplier accounted for approximately 10.3% of our total purchases. For the fiscal year ended September 30, 2021, no supplier accounted for more than 10% of our total purchases. For the fiscal year ended September 30, 2020, two suppliers accounted for approximately 19.6% and 13.6% of our total purchases, respectively. In the event any of our third-party suppliers or vendors becomes unable or unwilling to continue to provide raw materials in the required volumes or quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to identity and obtain alternative supply sources, our business could be adversely affected. Any significant disruption in our operations at our manufacturing facility for any reason, including government-imposed regulatory requirements, the loss of certifications, power interruptions, fires, war, or other force of nature, could disrupt our supply of products, adversely affecting our sales and customer relationships.

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

In the fiscal year ended September 30, 2022, we incurred $7.6 million of research and development expenses, a 39.9% increase compared to the expenses in the fiscal year ended September 30, 2021. In order to diversify our profit portfolio, a large portion of the research and development expenses in the fiscal year ended September 30, 2022 was spent on developing and testing eight new products. In the fiscal year ended September 30, 2021, we incurred $5.47 million of research and development expenses, an 837.3% increase compared to the expenses in the fiscal year ended September 30, 2020. In order to diversify our profit portfolio, a large portion of the research and development expenses in the fiscal year ended September 30, 2021 was spent on developing and testing eight new products.

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

We may acquire businesses, technologies, services or products which are complementary to our core business of manufacturing and selling TCMD products. Future acquisitions may expose us to potential risks, including risks associated with: (i) the integration of new products, services and personnel; unforeseen or hidden liabilities; (ii) the diversion of resources from our existing business; (iii) our potential inability to generate sufficient revenue to offset new costs; the expenses of acquisitions; or (iv) the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that it could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. Moving forward, the PCAOB will continue to demand complete access in mainland China and Hong Kong. Despite the PCAOB’s announcement, Chinese authorities will need to ensure that the PCAOB continues to have full access for inspections and investigations in 2023 and beyond, or the threat for Chinese companies listed on U.S. stock exchanges has not been relieved.

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

Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and operations.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (the “CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, AllBright Law Offices (Fuzhou), neither the operations of our PRC subsidiaries, nor of the PRC operating entities are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, given that our PRC subsidiaries and the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Our PRC counsel, AllBright Law Offices (Fuzhou), has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

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

The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.

On December 24, 2021, the CSRC and relevant departments of the State Council issued the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in mainland China seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in mainland China, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the PRC laws and regulations; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

As of the date of this annual report, the Draft Rules Regarding Overseas Listings have not been formally promulgated, and neither we, our subsidiaries, nor any of the PRC operating entities have been required to complete the filing procedures. However, uncertainties remain as to its enactment or future interpretations and implementations. Our PRC counsel, AllBright Law Offices (Fuzhou), has advised us that, even if the final rules are promulgated as proposed in the current Draft Rules Regarding Overseas Listings, none of the situations that would clearly prohibit overseas offering and listings would apply to us. In addition, we would only need to submit the filing materials and no CSRC approval would be required under such rules. Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our subsidiaries, or the PRC operating entities are required to obtain permissions from the Chinese government that is required to approve of our operations and/or offering. In the event that we, our subsidiaries, or the PRC operating entities are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the PRC operating entities to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

On December 28, 2012, the PRC government released the revision of the Labor Contract Law, which became effective on July 1, 2013. Pursuant to the Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the PRC Social Insurance Law (《中华人民共和国社会保险法》), employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. As of the date of this annual report, we believe that we are in substantial compliance with labor-related laws and regulations in China, and we have not been notified of any instance of noncompliance. We cannot assure you that we will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident fund. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

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

The EIT Law and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, with a preferential enterprise tax rate of 15%. Our subsidiaries, Jiangxi Universe and Universe Trade, are currently accredited as HNTE and will enjoy the reduced income tax rate of 15% for three years through November 2025 and December 2023, respectively. According to the relevant administrative measures, to qualify as an “HNTE,” Jiangxi Universe must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to review by the relevant government authorities in China every three years, and in practice, certain local tax authorities may require annual evaluation of the qualification. In the event that Jiangxi Universe fails to renew its status as HNTE with the local tax authority, it will be subject to the standard PRC enterprise income tax rate of 25%.

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

To the extent cash in and assets of the business is in the PRC or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets.

Relevant PRC laws and regulations permit the companies in mainland China to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in mainland China are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, if we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will rely on payments from subsidiaries of Jiangxi Universe to Jiangxi Universe, and from Jiangxi Universe to Universe Technology, and the distribution of such payments to Universe HK, and then to our Company. If our PRC subsidiaries and the PRC operating entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of mainland China for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “—Under the EIT Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our and the PRC operating entities’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Any limitation on the ability of our PRC subsidiaries and the PRC operating entities to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital. However, our operations and business, including investment and/or acquisitions by our PRC subsidiaries and the PRC operating entities within mainland China, will not be affected as long as the capital is not transferred in or out of mainland China.

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

We are a Cayman Islands exempted company with limited liability and most of our assets are located outside of the United States. In addition, almost all of our directors and officers are nationals or residents of the PRC, including our chief executive officer and chairman of the board of directors, Mr. Gang Lai, our chief financial officer, Ms. Lin Yang, and our directors, Mr. Jiawen Pang and Mr. Ding Zheng, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon our directors and executive officers. It may also be difficult for you to enforce in the United States courts judgments obtained in the United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States.

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

Pharmaceutical production and distribution activities that we conduct through our PRC subsidiaries are not subject to foreign investment restrictions or prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (Edition 2021) (the “2021 Negative List”). We do not intend to conduct any types of business activities restricted or prohibited under the 2021 Negative List in the future. However, it is unclear whether any updated “negative list” to be published by the State Council in the future will be different from the 2021 Negative List. If future laws, administrative regulations or provisions of the State Council set forth restrictions or prohibitions on foreign investment in our current business activities, and that our PRC subsidiaries are recognized as “foreign investment enterprises,” we may be required to take appropriate and timely measures to comply with such regulatory requirements. If we fail to do so, our business operations could be materially and adversely affected.

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

Risks Related to our Ordinary Shares and the Trading Market

Our share price may be volatile and could decline substantially, which could result in substantial losses to our investors.

The trading price of our shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our shares, regardless of our actual operating performance.

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

The listing of our ordinary shares on the Nasdaq Global Market is contingent on our compliance with the Nasdaq Global Market’s conditions for continued listing. On July 15, 2022, we received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until January 11, 2023. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by January 11, 2023, we may be eligible for an additional 180 calendar days to regain compliance or face delisting. On September 23, 2022, we held our 2022 annual general meeting of shareholders, during which our shareholders approved the proposal to authorize our board of directors to effect a share consolidation at a ratio of no less than 2-for-1, and no greater than 10-for-1 (the “Share Consolidation”). As of the date of this annual report, our board of directors has not adopted resolutions to effect the Share Consolidation.

The notification letter the Company received from the Listing Qualifications Department of the Nasdaq on November 9, 2022 noted that the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 10 consecutive business days, from October 26, 2022 through November 8, 2022. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1). Even though we have regained compliance, we cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Global Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

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

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our Company, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on our Company, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

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

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we are not currently a PFIC under the current PFIC rules for United States federal income tax purposes. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of ordinary shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

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

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended September 30, 2022, we identified material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified to date relates to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

Following the identification of the material weaknesses and control deficiencies, we have undertaken certain remedial steps and plan to continue taking remedial measures, including:

(i)	recruiting qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework. Since very few companies in Ji’an, Jiangxi Province, the area in which our main PRC operating subsidiaries are located, have sought public listing on a U.S. exchange, we have difficulty identifying qualified accounting candidates with U.S. GAAP experience and expertise. We plan to search for qualified personnel in other regions of China;

(ii)	implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and

(iii)	setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

As a public company, we will be subject to Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Since we qualify as an “emerging growth company” pursuant to the JOBS Act with less than US$1.235 billion in revenue for our last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

This annual report refers to (i) Universe Pharmaceuticals INC, the Cayman Islands holding company, as “we”, “our”, “us”, or the “Company”, (ii) the Company’s subsidiaries, as “our subsidiaries,” (iii) Jiangxi Universe Pharmaceuticals Co., Ltd., the Company’s indirect wholly owned subsidiary in China (“Jiangxi Universe”) and its subsidiaries, which are domiciled in China and conducting business operations in China, as the “operating entities.” The Company does not conduct any operations.

We are a Cayman Islands holding company with no operations of our own and not a PRC operating company. Our operations are conducted in China by our PRC subsidiaries. Investors in our securities are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the ultimate Cayman Islands holding company. Therefore, you will not directly hold any equity interests in our operating companies. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company and this offering as a result of our organizational structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” We directly hold 100% equity interests in our subsidiaries, and we do not currently use a variable interest entity (“VIE”) structure.

We face legal and operational risks associated with having the majority of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect our business and results of operations. These risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In particular, recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact our Company’s ability to conduct our business, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ordinary shares to significantly decline in value or become worthless.”

As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, AllBright Law Offices (Fuzhou), we are not subject to cybersecurity review by the CAC, since we currently do not possess any personal information of users in our business operations. It is unlikely for us to have over one million users’ personal information and we do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are not subject to network data security review by the CAC if the Security Administration Draft are enacted as proposed, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. According to our PRC counsel, AllBright Law Offices (Fuzhou), no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission for our overseas listing. As of the date of this annual report, we and our subsidiaries have not received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. We believe that we and our subsidiaries have obtained all material licenses and approvals necessary to operate in China and are not required to obtain approval from any PRC government authorities, including the CSRC or the CAC, or any other government entity, to issue our ordinary shares to foreign investors. Since the recent regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments, and listing on the Nasdaq Stock Market. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

In addition, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.”

Our Cayman Islands holding company has not declared or paid dividends or made any distributions to our shareholders in the past, nor were any dividends or distributions made by a subsidiary to the Cayman Islands holding company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We intend to keep any future earnings to finance the expansion of our business, and we do not have any current plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares—We currently do not expect to pay dividends on our ordinary shares in the foreseeable future.” If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will rely on payments from subsidiaries of Jiangxi Universe to Jiangxi Universe, and from Jiangxi Universe to Universe Technology, and the distribution of such payments to Universe HK, and then to our Company.

Subject to certain contractual, legal and regulatory restrictions, and our internal cash management policy, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. If needed, our Cayman Islands holding company can transfer cash to our PRC subsidiaries through loans and/or capital contributions, and our PRC subsidiaries can transfer cash to our Cayman Islands holding company through issuing dividends or other distributions. Our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiate a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Cash flows have occurred between our Cayman Islands holding company and our subsidiaries. For the year ended September 30, 2022, the Cayman Islands holding company received cash in the amount of $303,746 from its subsidiary in Hong Kong for the payment of directors’ compensation and professional service fees. The Cayman Islands holding company has not received cash transfer from its subsidiaries for the years ended September 30, 2020 and 2021, and from October 1, 2022 to the date of this annual report. There was no distribution of earnings by our PRC subsidiaries to the Cayman Islands holding company during the years ended September 30, 2020, 2021 and 2022, and from October 1, 2022 to the date of this annual report. In the fiscal year ended September 30, 2021, our Company transferred the net proceeds from its initial public offering, through Universe HK and Universe Technology, to Jiangxi Universe and its subsidiaries, in the amount of $6,807,507, to be used for general corporate purposes. In the year ended September 30, 2020 and 2022, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and our audited consolidated financial statements for the fiscal years ended September 30, 2022, 2021, and 2020.

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

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to its immediate holding company, Universe HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Universe HK intends to apply for the tax resident certificate if and when Universe Technology plans to declare and pay dividends to Universe HK. See “Item 3. Key Information—D. Risk Factors— There are significant uncertainties under the Enterprise Income Tax Law, or the EIT Law, relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

To the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us and our subsidiaries by the PRC government. To the extent cash in and assets of the business is in the PRC or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and assets. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — To the extent cash and assets of in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets.”

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

The SEC maintains a website at www.sec.gov that contains reports, proxies, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

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

We are a pharmaceutical company based in Jiangxi, China, specializing in the manufacturing, marketing, sales and distribution of TCMD products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products, which are sold in approximately 261 cities of 30 provinces in China. In addition, through our subsidiary Universe Trade, we sell not only our own TCMD products, but also biomedical drugs medical instruments, Traditional Chinese Medicine Pieces (“TCMPs”), and dietary supplements manufactured by third-party pharmaceutical companies.

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

As people age, they have an increasing risk of developing chronic health conditions. According to a report published by the Chinese Center for Disease Control and Prevention in March 2019, 75.8% of seniors have at least one chronic health condition, and 35.1% of them have two or more. According to the “Blue Book of Elderly Health (2020-2021)” released in December 2021 by the Chinese Academy of Medical Sciences, the School of Public Health of Peking Union Medical College and the Social Sciences Literature Publishing House, the prevalence of hypertension, diabetes and hypercholesterolemia in Chinese residents aged 60 and above is 58.3%, 19.4% and 10.5%, respectively, and more than 3/4 of the residents have multiple disease coexistence, and with the increase of age, the prevalence of chronic diseases increases. Some of the most common chronic diseases in the elderly include arthritis, chronic kidney disease, fatigue, and low back pain. The operating entities’ products under the category of chronic condition treatments are designed to address some of the aforementioned diseases. The operating entities’ cold and flu medicines, on the other hand, include products designed to treat and relieve symptoms of respiratory illnesses caused by bacteria and viruses.

The operating entities’ third-party products. Through our subsidiary, Universe Trade, we also distribute and sell products manufactured by third-party producers, including biomedical drugs, medical instruments, TCMPs and dietary supplements. For the years ended September 30, 2022, 2021 and 2020, we distributed around 2,785, 2766 and 3,183 types of third-party products, respectively.

The operating entities’ Customers. The operating entities’ major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

We believe the operating entities have implemented a successful business model, and their business has grown substantially since inception. The operating entities’ business operations gradually recovered from the negative impact of COVID-19, and the customer base increased from a total of 2,209 customers as of September 30, 2020 to 2,708 as of September 30, 2021, and decreased slightly to 2,651 as of September 30, 2022 as we were unable to timely deliver products to our customers in 2022 due to the resurgence of COVID-19 cases in China. The revenues from selling the operating entities’ own products increased from $18,374,751 for the fiscal year ended September 30, 2020 to $29,559,286 for the fiscal year ended September 30, 2021, and decreased to $23,988,177 for the fiscal year ended September 30, 2022 due to our inability to timely fulfill the orders of our customer in 2022 due to the resurgence of COVID-19 cases in China. The revenues from distributing and selling third-party products increased from $12,329,209 for the year ended September 30, 2020 to $18,422,745 for the fiscal year ended September 30, 2021, and decreased to $16,154,974 in the fiscal year ended September 30, 2022 due to a decrease in the weighted average selling price caused by a change in product mix. Our net income was $7,558,222 for the fiscal year ended September 30, 2020, $11,319,952 for the fiscal year ended September 30, 2021, and net loss was $8,736,566 for the fiscal year ended September 30, 2022 due to a decrease in our revenue and increase in our selling expense.

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

Our Growth Strategy

Build a Strong Brand Image to Achieve National Recognition

We believe that broader recognition and favorable perception of our brand by consumers in our target markets are crucial to our future success. Our brand has gained a solid reputation in Southern China, especially Jiangxi Province, and we plan to increase the awareness of our brand among consumers in other parts of China. Specifically, we plan to build a strong brand image that we are a TCMD producer specializing in the development and manufacture of products designed to address the physical conditions of the elderly during the aging process and to promote their general well-being. To achieve our goal, we plan to spend most of our efforts on the development and marketing of our brand “Bai Nian Dan (百年丹)” as the brand to be associated with our ideal brand image because “Bai Nian” (百年) signifies longevity in the Chinese language, and “Dan” (丹) alludes to our signature product, Guben Yanling Pill. In the fiscal year ended September 30, 2021, we started to advertise our products through television advertisement. We also intend to advertise targeting older customers, including transmitting our advertisements through additional traditional media platforms such as live radio stations, newspapers, as well as in-person marketing at drug stores and clinics. In the fiscal year ended September 30, 2022, our marketing department explored direct selling strategy and increased its efforts to market products directly to customers in Liaoning Province. If this marketing strategy proves successful, we intend to implement it in other provinces where our products are sold.

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

Our Manufactured Products

We manufacture, market and sell 13 different TCMD products to customers in 30 different provinces in China. Our TCMD products fall under two categories: chronic condition treatments and cold and flu medications. The following list outlines our current products:

			Percentage of Gross Sales
Product Category	Product Name	Posology	2022	2021	2020	Intended Uses
Chronic Condition Treatments	Guben Yanling Pill	Pills	42.5%	40.3%	38.2%	To relieve fatigue, palpitation, low back pain, and generalized weakness and soreness.
	Shenrong Weisheng Pill	Pills	2.5%	4.7%	4.6%	To relieve fatigue, dizziness, excessive sweating, and pain in the waist and the knees.
	Quanlu Pill	Pills	1.7%	1.5%	0.8%	To improve kidney functions and spleen functions, and relieve fatigue, low back pain, and knee pain.
	Wuzi Yanzong Oral Liquid	Oral liquid	0.5%	0.4%	0.6%	To improve kidney functions.
	Yangxue Danggui Syrup	Syrup	0.4%	0.9%	1.6%	To improve blood circulation and treating dizziness, headaches and menstrual pains.
	Fengshitong Medicinal Liquor	Medicinal liquor	0.6%	1.4%	1.6%	To treat low back pain and numbness in the feet and hands, and relieve rheumatoid arthritis pain.
	Shiquan Dabu Medicinal Liquor	Medicinal liquor	1.0%	1.3%	1.8%	To treat dizziness, palpitation, fatigue, and weakness, and ease menstrual flow.
	Fengtong Medicinal Liquor	Medicinal liquor	0.2%	0.3%	0.2%	To treat low back pain and numbness in the feet and hands, and relieve symptoms of arthritis.
	Shenrong Medicinal Liquor	Medicinal liquor	0.5%	0.7%	1.4%	To improve blood circulation and relieve symptoms of fatigue, low back pain and leg pain.
	Qishe Medicinal Liquor	Medicinal liquor	0.5%	0.4%	0.3%	To treat blood stasis, arthritis, and numbness in the feet and hands.
Cold and Flu Medicines Medicinal Liquor	Qiangli Pipa Syrup	Syrup	5.9%	4.6%	3.3%	Relieve cough and reduce mucus and phlegm.
	Paracetamol Granule for Children	Granules	1.9%	2.7%	1.9%	To relieve children’s headaches, muscle aches, toothaches, colds and fevers.
	Isatis Root Granule	Granules	1.6%	2.4%	3.6%	To treat common colds and other infections of the upper respiratory tract.

Among the 13 TCMD products we manufacture, Guben Yanling Pill is our signature product. For the fiscal years ended September 30, 2022, 2021, and 2020, the revenue derived from the sale of Guben Yanling Pill represented 42.5%, 40.3%, and 38.2% of our total revenue.

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

We consider our raw materials suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers for such period. For the fiscal year ended September 30, 2022, one supplier, Jiangxi Hongjing Pharmaceutical Co., Ltd., accounted for approximately 10.3% of our total purchases. For the fiscal year ended September 30, 2021, no supplier accounted for more than 10% of our total purchases. We had two such supplier during the fiscal year ended September 30, 2020, Jiangxi Hongjing Pharmaceutical Co., Ltd. and Jiangxi Kangxin Pharmaceutical Packaging Co., Ltd., whose sales to us accounted for approximately 19.6% and 13.6% of our overall purchases in the fiscal year, respectively.

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

Third-party Product Distribution

In addition to manufacturing our own products, we also distribute and sell, through our subsidiary Universe Trade, biomedical drugs, medical instruments, TCMPs and dietary supplements manufactured by third-party pharmaceutical companies. For the fiscal year ended September 30, 2022, we had distributed roughly 2,785 third-party products, of which approximately 85.0% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 14.8% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.2% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules. For the fiscal year ended September 30, 2021, we had distributed roughly 2,766 third-party products, of which approximately 87.30% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 12.58% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.11% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules and approximately 0.01% are dietary supplements, such as vitamins, probiotic powder, and calcium tablets. For the fiscal year ended September 30, 2020, we had distributed roughly 2,785 third-party products, of which approximately 83.75% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 15.82% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.38% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules and approximately 0.05% are dietary supplements, such as vitamins, probiotic powder, and calcium tablets.

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

For the fiscal year ended September 30, 2022, 2021 and 2020, we purchased products from over 658, 665, and 728 suppliers, respectively. For the fiscal years ended September 30, 2022, 2021 and 2020, we did not have any supplier of third-party products whose sales to us accounted for more than 10% of our overall purchases of that fiscal year.

Our Customers

Our customers are mostly pharmaceutical distributors, hospitals, clinics and drugstore chains with pharmaceutical business qualification certificates, awarded and authorized by the NMPA and are authorized to sell and deliver our products to end consumers. As of the date of this annual report, our customers are scattered over 261 cities of 30 provinces in China. We determine whether to establish long-term business relationships with our customers primarily based on two factors, their ability to promote our products and their ability to make payments on time.

As of September 30, 2022, we had total of 2,651 customers, of which 1,351 were pharmaceutical distributors, 430 were clinics, 389 were drug stores, and 481 were hospitals. As of September 30, 2021, we had total of 2,708 customers, of which 1,422 were pharmaceutical distributors, 542 were clinics, 489 were drug stores, and 255 were hospitals.

For the fiscal year ended September 30, 2022, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 49.3%, 10.9%, 8.6%, and 31.2% of our total revenues, respectively. For the fiscal year ended September 30, 2021, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 59.78%, 29.63%, 10.24% and 0.35% of our total revenues, respectively. For the fiscal year ended September 30, 2020, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 63.8%, 22.4%, 13.3% and 0.5% of our total revenues, respectively.

None of our customers generated more than 10% of our revenue for the fiscal years ended September 30, 2022, 2021 and 2020. However, our top 10 customers aggregately accounted for 32.2%, 30.4%, and 33.3% of our total revenue for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

Marketing and Sales

We believe that marketing activities are crucial to our success in the competitive Chinese patent medicine industry. As of September 30, 2022, we had a total of 57 employees in our marketing department. Employees in our marketing department are mainly responsible for performing various marketing activities, including researching the most updated industry and market information, analyzing market trends and consumer preferences, setting up marketing strategies, executing sales contracts, communicating with existing customers and networking with potential customers.

Our marketing and sales initiatives for the next several years will focus on three objectives: developing a strong brand image, building a successful marketing team, and expanding retail channels. To develop our brand image as a producer of TCMD products aiming at addressing the physical conditions of the elderly during the aging process and promoting their general well-being, we seek to promote our brand “Bai Nian Dan (百年丹)” utilizing both online marketing channels such as WeChat official account and other social media and traditional platforms such as television, newspapers, and live radio stations. As part of the efforts to build a successful marketing team, we intend to hire additional sales talents and provide monetary and equity incentives to sales employees. For the purpose of expanding our retail channels, we plan to open an online retail store, and according to the preferences of online shoppers, we may adjust the sizes, packaging, or prices of our products.

Research and Development

We established a research and development department in 1998. Our research and development team has been focusing on the upgrade of current products and the development of production techniques to increase productivity. After years of continued development, our research and development department has become the core of our technological innovation efforts. As of September 30, 2022, we had 19 employees dedicated to research and development.

Research and Development (“R&D”) Achievements

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

As a result of our efforts, our subsidiary, Jiangxi Universe, became certified as a National High-Tech Enterprise by the Science and Technology Department of Jiangxi Province in December 2013, with a term of three years. We successfully renewed the certificate in December 2019 and November 2022. This certification entitles Jiangxi Universe to a favorable corporate income tax of 15%, rather than the unified tax rate of 25% it would pay if it were not certified.

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

Employees

As of September 30, 2022, 2021, and 2020, we had a total of 224, 263, and 169 employees, all of whom are located in China. The following table sets forth the number of our employees by function as of September 30, 2022.

Function	Number of Employees	% of Total
Purchasing Department	9	4%
Warehouse Department	14	6%
Manufacturing Department	85	38%
Quality Control Department	16	7%
Research and Development Department	19	9%
Marketing Department	57	25%
Finance Department	6	3%
Administration Department	18	8%
Total	224	100%

Our success depends on our ability to attract, retain and motivate qualified personnel. As part of our human resources strategy, we offer employees competitive salaries and other bonuses and incentives.

We primarily recruit our employees in China through direct hiring. We provide training to new employees that we hire. We also conduct regular and specialized internal training to meet the needs of our employees in different departments. We believe that such training is effective in equipping our employees with the skill set and work ethics we require.

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

Intellectual Property

We regard our patents, trademarks, domain names and other intellectual property critical to our business operations. We rely on laws and regulations on patents, trademarks and domain names to protect our intellectual property. As of the date of this annual report, we have registered 46 patents in China, including 26 utility model patents, 16 design patents, and four invention patents, and 99 trademarks in China, including our well-recognized brands “Bai Nian Dan (百年丹)”, “Hu Zhuo Ren (胡卓仁)” and “Long Zhong (龙种).”

We implement a set of comprehensive measures to protect our intellectual property, in addition to making trademark and patent registration application. Key measures include: (i) timely registration, filing and application for ownership of our intellectual property, (ii) actively tracking the registration and authorization status of our intellectual property and take action in a timely manner if any potential conflicts with our intellectual property are identified, and (iii) clearly stating all rights and obligations regarding the ownership and protection of our intellectual property in all employment contracts and commercial contracts we enter into.

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We also maintain directors and officers liability insurance. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years ended September 30, 2022, 2021 and 2020, we did not make any material insurance claims in relation to our business.

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

Regulations Related to Pharmaceutical Manufacture

Manufacturing License

Pursuant to the Pharmaceutical Administration Law of the People’s Republic of China (《中华人民共和国药品管理法》), which was promulgated in 1984 by the SCNPC and last amended in August 2019, a pharmaceutical manufacturer is required to obtain its manufacturing license from the NMPA before it starts to manufacture pharmaceutical products. Prior to granting such permit, the relevant government authority will inspect the applicant’s production facilities, and assess whether the sanitary conditions, quality assurance system, management structure and equipment at the production facilities have met the required standards. A manufacturing license is valid for a period of five years and the manufacturer is required to apply for renewal within six months prior to its expiration date. The manufacturer will be subject to reassessment by the authority in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal. Currently, our subsidiary Jiangxi Universe holds a valid manufacturing license from the NMPA issued on December 21, 2020 and valid until December 20, 2025.

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

Regulation relating to Company Establishment and Foreign Investment

The PRC Company Law applies to the establishment, operation and management of both PRC domestic companies and foreign-invested enterprises. Foreign investment in the PRC corporate entities are also regulated by the foreign-Owned Enterprise Law of the PRC (《中华人民共和国外资企业法》) (the “Foreign-Owned Enterprise Law”) promulgated on April 12, 1986 and amended on October 31, 2000 and September 3, 2016, the Implementing Rules for the Foreign-Owned Enterprise Law of the PRC (《中华人民共和国外资企业法实施细则》) promulgated on December 12, 1990 and amended on April 12, 2001 and February 19, 2014, and the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises (《外商投资企业设立及变更备案管理暂行办法》) (the “Record-filing Measures”) promulgated on October 8, 2016 and amended on July 30, 2017 and June 29, 2018. Under these laws and regulations, the establishment of a wholly foreign-owned enterprise is subject to the approval of, or the filing with the MOFCOM or its local counterpart, and such wholly foreign-owned enterprises must register and file with the appropriate administrative bureau of industry and commerce.

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

Pursuant to the Circular 37, a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Overseas SPV”), that is directly established or controlled by the PRC Resident for the purpose of conducting investment for financing. Failure to comply with the SAFE registration requirements could result in penalties for evasion of foreign exchange controls. The Circular No. 13 provides that banks can directly handle the initial foreign exchange registration and amendment registration under the Circular 37. Mr. Gang Lai completed the initial foreign registration on June 3, 2019.

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

A. Operating Results

Overview

Through the PRC operating entities, we are a pharmaceutical company specializing in the development, manufacturing, marketing and sale of TCMD products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the NMPA, and we currently produce 13 varieties of TCMD products and sell them in 261 cities in 30 provinces in China as of the date of this annual report. In addition, we also sell biomedical drugs, medical instruments, TCMPs and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

Our major customers are pharmaceutical companies, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

Recent Development

Entry Into a Strategic Cooperation Agreement with a Japanese Pharmaceutical Company

On December 1, 2021, we entered into definitive agreements (the “Agreements”) with Kitanihon Pharmaceutical Co., Ltd. (“Kitanihon”), a Japanese pharmaceutical company, pursuant to which (i) both parties will build a manufacturing facility in Ji’an, Jiangxi, China, for the manufacturing and research and development of traditional Chinese medicine derivatives products, with an aggregate area of over 430,000 square feet, and we will bear the costs associated with building the facility, and (ii) we will purchase 464 shares of Kitanihon for an aggregate of JPY176.32 million (approximately US$1.56 million). As the date of this annual report, the building of manufacturing facility has not started, and we have not acquired the 464 shares of Kitanihon.

In relation to the Agreements, Sununion Holding Group Limited (“Sununion”), the controlling shareholder of the Company wholly owned by Mr. Gang Lai, the chief executive officer and chairman of the board of directors of the Company, entered into an agreement with Mr. Gang Lai and Kitanihon on December 1, 2021, pursuant to which Kitanihon authorized the Company to use certain of its intangible assets, including technologies and certain intellectual properties, in exchange for which Mr. Gang Lai transferred 1,073,280 ordinary shares of Sununion owned by him and valued at US$2.5 million to Kitanihon.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. In the fiscal year ended September 30, 2022, due to resurgence of COVID-19 pandemic in China and related restrictive measures, including travel restrictions, the PRC operating entities experienced delays in the receipt of purchased raw materials from suppliers and in delivering products to customers. The prices of the raw materials increased by about 5% as compared to the fiscal year ended September 30, 2021. In addition, we granted some customers extended payment terms of 30 days to 120 days. However, based on our present relationship with these customers and our evaluation of their financial conditions, we do not anticipate any material collectability problems. Although the Chinese government removed its zero-COVID policy in December 2022, China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause our revenue and cash flows to underperform in the next 12 months from the date of this annual report. The extent of the future impact of the COVID-19 pandemic on our business and the results of operations is still uncertain.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains. We currently sell our products to these customers in 261 cities in 30 provinces in China, with significant customers located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province in China. For the years ended September 30, 2022, 2021 and 2020, we had a total of 2,651, 2,708, and 2,209 customers, respectively, and no single customer accounted for more than 10% of our total revenue of any of these fiscal years. However, our top 10 customers in the aggregate accounted for 32.2%, 30.4% and 33.3% of our total revenues for the years ended September 30, 2022, 2021 and 2020, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network including additional cities and rural areas in the PRC in an effort to increase our geographic appearance. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers base and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

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

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. In the fiscal year ended September 30, 2022, due to resurgence of COVID-19 pandemic in China and related restrictive measures, including travel restrictions, the PRC operating entities experienced delays in the receipt of purchased raw materials from suppliers and in delivering products to customers. The prices of the raw materials increased by about 5% as compared to the fiscal year ended September 30, 2021. In addition, we granted some customers extended payment terms of 30 days to 120 days. However, based on our present relationship with these customers and our evaluation of their financial conditions, we do not anticipate any material collectability problems. Although the Chinese government removed its zero-COVID policy in December 2022, China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause our revenue and cash flows to underperform in the next 12 months from the date of this annual report. The extent of the future impact of the COVID-19 pandemic on our business and the results of operations is still uncertain.

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

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentives to customers. Our revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the Years Ended September 30,			Variance comparing 2022 to 2021	Variance comparing 2021 to 2020
	2022	2021	2020	%	%
Revenue from sales of self-manufactured TCMD products	59.8%	61.6%	59.8%	(1.8)%	1.8%
Revenue from sales of third-party products	40.2%	38.4%	40.2%	1.8%	(1.8)%
Total revenue	100.0%	100.0%	100.0%

Number of customers	2,651	2,708	2,209	(2.1)%	22.6%

Sales volume by unit- TCMD products	10,799,254	17,206,150	15,652,999	(37.2)%	9.9%
Sales volume by unit- third party products	9,226,027	8,364,391	8,763,577	10.3%	(4.6)%
Total sales volume	20,025,281	25,570,541	24,416,576	(21.7)%	4.7%

Average selling price per unit- TCMD products	$2.22	$1.72	$1.17	29.1%	46.3%
Average selling price per unit- Third-party products	$1.75	$2.20	$1.41	(20.5)%	79.6%

Revenues from sales of TCMD products manufactured by us accounted for 59.8%, 61.6% and 59.8% of our total revenues for the fiscal years ended September 30, 2022, 2021 and 2020, respectively. The 13 TCMD products manufactured by us fall into two categories: chronic condition treatments and cold and flu medications. Our chronic condition treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

Sales volume of our TCMD products decreased by 6,406,896 units, or 37.2%, from 17,206,150 units sold in fiscal year 2021 to 10,799,254 units sold in fiscal year 2022. The decrease in our sales volume was due to our inability to timely fulfill the orders of our customer in 2022 due to the resurgence of COVID-19 cases in China, and accordingly our sales volume was negatively impacted in fiscal year 2022, which was lower than that of fiscal year 2021. The number of customers purchasing our products decreased by 2.1%, from 2,708 customers in the fiscal year 2021 to 2,651 customers in the fiscal year 2022. As affected by the inflation and increased costs of raw materials, we adjusted the selling prices of TCMD products accordingly. The average selling price of our TCMD products increased by 29.1%, from $1.72 per unit in fiscal year 2021 to $2.22 per unit in fiscal year 2022. These combined factors led to an 18.8% decrease in our revenue from sales of our TCMD products from fiscal year 2021 to fiscal year 2022.

Sales volume of our TCMD products increased by 1,553,151 units, or 9.9%, from 15,652,999 units sold in the fiscal year 2020 to 17,206,150 units sold in the fiscal year 2021. The number of customers purchasing our products increased by 22.6%, from 2,209 customers in the fiscal year 2020 to 2,708 customers in the fiscal year 2021. The increase in the number of customers in the fiscal year 2021 led to an increased number of customer orders for our products, resulting in increased sales volume of our TCMD products. Among the increase in total sales volume of 1,553,151 units, most of such increase related to our cold and flu medications because of strong market demand. The average selling price of our TCMD products increased by 46.3%, from $1.17 per unit in the fiscal year 2020 to $1.72 per unit in the fiscal year 2021, because we increased selling prices of our TCMD products in response to increased raw material costs and general inflation. These factors led to an increase in our revenue from sales of our TCMD products from the fiscal year 2020 to the fiscal year 2021.

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

Revenues from sales of third-party products accounted for 40.2%, 38.4% and 40.2% of our total revenues for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

Sales volume of third-party products increased by 861,636 units or 10.3%, from 8,364,391 units sold in the fiscal year 2021 to 9,226,027 units sold in the fiscal year 2022, while the average selling price of third-party products decreased by 20.5% from $2.20 per unit in the fiscal year 2021 to $1.75 per unit in the fiscal year 2022 as affected by changes in product mix based on customer orders.

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

For future third-party product sales, our strategy is to select and distribute certain high-quality products with higher margin. We do not expect that the sales of third-party products will outpace the sales of our own TCMD products going forward.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 45.5%, 47.2% and 54.1% of our total revenue for the fiscal years 2022, 2021 and 2020, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 54.5%, 52.8% and 45.9% for the years ended September 30, 2022, 2021 and 2020, respectively. Our gross profit and gross margin are affected by the different product mix of those products sold during each reporting period. Our gross margin increases when more products with lower costs and higher margin are sold, while our gross margin decreases when more products with higher costs and lower margin are sold. See detailed discussion under “–Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 47.5%, 6.2% and 5.1% of our total revenue for the years ended September 30, 2022, 2021 and 2020, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 6.5%, 6.9% and 5.5% of our revenue for the years ended September 30, 2022, 2021 and 2020, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses were 19.0%, 11.4% and 1.9% of our revenue for the years ended September 30, 2022, 2021 and 2020, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to continue to increase in the foreseeable future.

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

Year ended September 30, 2022 compared to year ended September 30, 2021

The following table summarizes the results of our operations during years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended September 30,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$40,143,151	100.0%	$47,982,031	100.0%	$(7,838,880)	(16.3)%
COST OF REVENUE	18,251,815	45.5%	22,655,854	47.2%	(4,404,039)	(19.4)%
GROSS PROFIT	21,891,336	54.5%	25,326,177	52.8%	(3,434,841)	(13.6)%

OPERATING EXPENSES
Selling expenses	19,083,135	47.5%	2,973,531	6.2%	16,109,604	541.8%
General and administrative expenses	2,602,624	6.5%	3,296,844	6.9%	(694,220)	(21.1)%
Research and development expenses	7,644,375	19.0%	5,465,662	11.4%	2,178,713	39.9%
Total operating expenses	29,330,134	73.0%	11,736,037	24.5%	17,594,097	149.9%

INCOME FROM OPERATIONS	(7,438,798)	(18.5)%	13,590,140	28.3%	(21,028,938)	(154.7)%

OTHER INCOME (EXPENSE)
Interest expense, net	(162,400)	(0.4)%	(101,604)	(0.2)%	(60,796)	59.8%
Other income (expense), net	48,940	0.1%	(80,434)	(0.1)%	129,374	(160.8)%
Income (loss) from short-term investments	(470,477)	(1.2)%	239,549	0.5%	(710,026)	(296.4)%
Equity investment income	38,588	0.1%	30,827	0.1%	7,761	25.2%
Total other income (expense), net	(545,349)	(1.4)%	88,338	0.2%	(633,687)	(717.3)%

INCOME (LOSS) BEFORE INCOME TAX	(7,984,147)	(19.9)%	13,678,478	28.5%	(21,662,625)	(158.4)%

PROVISION FOR INCOME TAXES	752,419	1.9%	2,358,526	4.9%	(1,606,107)	(68.1)%

NET INCOME (LOSS)	$(8,736,566)	(21.8)%	$11,319,952	23.6%	$(20,056,518)	(177.2)%

Revenues: Our total revenues decreased by $7,838,880, or 16.3%, to $40,143,151 for the year ended September 30, 2022 from $47,982,031 for the year ended September 30, 2021. The decrease in our revenues was attributable to (i) a decreased number of customers by 2.1%, from 2,708 customers in the fiscal year 2021 to 2,651 customers in the fiscal year 2022; (ii) decreased sales volume of our TCMD products by 37.2%, from 17,206,150 units sold in the fiscal year 2021 to 10,799,254 units sold in the fiscal year 2022 due to our inability to timely fulfill the orders of our customer in 2022 due to the resurgence of COVID-19 cases in China; and (iii) decreased average selling price of our third-party products by 20.5% as affected by changes in product mix based on customer orders.

	For the Years Ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%
Revenue from sales of self-manufactured TCMD products	$23,988,177	$29,559,286	$(5,571,109)	(18.8)%
Revenue from sales of third-party products	16,154,974	18,422,745	(2,267,771)	(12.3)%
Total revenue	$40,143,151	$47,982,031	$(7,838,880)	(16.3)%

Revenue from sales of our TCMD products

Sales of our TCMD products decreased by $5,571,109, or 18.8%, from $29,559,286 in the fiscal year 2021 to $23,988,177 in the fiscal year 2022. The decrease in the sales of our TCMD products was due to the following reasons:

a)	Due to the resurgence in the number of COVID cases in China recently, which disrupted the norming functioning of logistics in the country, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. This led to lower sales volume of our TCMD products by 37.2% in the fiscal year 2022 as compared to the fiscal year 2021. The sales volume of our TCMD products decreased by 6,406,896 units from 17,206,150 units in the fiscal year 2021 to 10,799,254 units in the fiscal year 2022.

b)	The COVID-19 pandemic led to disruptions of supply chain and transportation and an overall increase in the market prices of raw materials used in manufacturing of our TCMD products. Accordingly, we adjusted the selling prices of our TCMD products in response to the increase in raw material purchase costs and general inflation. The weighted average unit selling price of our TCMD products increased by $0.50 per unit, or 29.1%, from $1.72 per unit in the fiscal year 2021 to $2.22 per unit in the fiscal year 2022.

Revenue from sales of third-party products

Sales of third-party products decreased by $2,267,771, or 12.3%, from $18,422,745 in the fiscal year 2021 to $16,154,974 in the fiscal year 2022. Sales volume of third-party products increased by 10.3%, from 8,364,391 units sold in the fiscal year 2021 to 9,226,027 units sold in the fiscal year 2022. In addition, due to change in product mix, the weighted average selling price of third-party products decreased by $0.45 per unit, or 20.5%, from $2.20 per unit in the fiscal year 2021 to $1.75 per unit in the fiscal year 2022.

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

	For the years ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%
Cost of revenue- TCMD products	$8,187,182	$11,162,847	$(2,975,665)	(26.7)%
Cost of revenue- third-party products	10,064,633	11,493,007	(1,428,374)	(12.4)%
Total cost of revenue	$18,251,815	$22,655,854	$(4,404,039)	(19.4)%

Our cost of revenues decreased by $4,404,039, or 19.4%, from $22,655,854 in the fiscal year 2021 to $18,251,815 in the fiscal year 2022. The decrease in our cost of revenues was primarily due to decreased sales volume and increased raw material and third-party product purchase costs.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 44.9% and 49.3% of our total costs of revenues for fiscal year 2022 and 2021, respectively. Cost of revenues of TCMD products decreased by $2,975,665, or 26.7%, from $11,162,847 in the fiscal year 2021 to $8,187,182 in the fiscal year 2022. The decrease in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of TCMD products decreased by 37.2%, from 17,206,150 units sold in the fiscal year 2021 to 10,799,254 units sold in the fiscal year 2022. Due to recent resurgence of the COVID-19 pandemic and related transportation and travel restrictions, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. These factors led to lower sales volume of our TCMD products in the fiscal year 2022 as compared to the fiscal year 2021. As sales volume decreased in the fiscal year 2022, raw materials, labor, packaging, freight and overhead costs associated with our TCMD product sales also decreased.

(2)	As a result of inflation and increased market prices of raw materials, the average per unit cost of our TCMD products increased by $0.11, or 16.9%, from $0.65 per unit in the fiscal year 2021 to $0.76 per unit in the fiscal year 2022. Among the 13 varieties of TCMD products, cost of revenues of Guben Yanling Pill, one of our key products, accounted for 20.0% and 23.3% of our total cost of revenues in fiscal year 2022 and 2021, respectively. Unit production costs of Guben Yanling Pill increased by $0.30 per unit or 25.7% from $1.15 per unit in the fiscal year 2021 to $1.45 per unit in the fiscal year 2022.

The decrease in the cost of revenues of our TCMD products in the fiscal year 2022 as compared to the fiscal year 2021 reflected the above-mentioned factors combined.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 55.1% and 50.7% of our total costs of revenues for the fiscal years 2022 and 2021, respectively. Cost of revenues of third-party products decreased by $1,428,374, or 12.4%, from $11,493,007 in the fiscal year 2021 to $10,064,633 in the fiscal year 2022, because of a decrease in the average unit cost of third-party products by $0.29 per unit, or 21.0%, from $1.38 per unit in the fiscal year 2021 to $1.09 per unit in the fiscal year 2022. Sales volume of third-party products increased by 10.3%, from 8,364,391 units sold in the fiscal year 2021 to 9,226,027 units sold in the fiscal year 2022.

These factors led to the decrease in cost of revenues associated with third-party product sales in the fiscal year 2022 as compared to the fiscal year 2021.

Gross profit

Our gross profit decreased by $3,434,841, from $25,326,177 in the fiscal year 2021 to $21,891,336 in the fiscal year 2022. Our gross margin increased by 1.7% from 52.8% in the fiscal year 2021 to 54.5% in the fiscal year 2022.

	For the years ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%
Gross profit- TCMD products	$15,800,995	$18,396,439	$(2,595,444)	(14.1)%
Gross profit- third-party products	6,090,341	6,929,738	(839,397)	(12.1)%
Total gross profit	$21,891,336	$25,326,177	$(3,434,841)	(13.6)%

Gross margin- TCMD products	65.9%	62.2%		3.7%
Gross margin- third party products	37.7%	37.6%		0.1%
Total gross margin	54.5%	52.8%		1.7%

Average selling price per unit- TCMD products	$2.22	$1.72	$0.50	29.1%
Average cost per unit- TCMD products	$0.76	$0.65	$0.11	16.9%

Average selling price per unit- third party products	$1.75	$2.20	$(0.45)	(20.5)%
Average cost per unit - third party products	$1.09	$1.38	$(0.29)	(21.0)%

Gross profit from the sales of our TCMD products decreased by $2,595,444, or 14.1%, from $18,396,439 in the fiscal year 2021 to $15,800,995 in the fiscal year 2022, and the gross margin of our TCMD products increased by 3.7%, from 62.2% in the fiscal year 2021 to 65.9% in the fiscal year 2022. The decrease in our gross profit from the sales of TCMD products was due to the following reasons: (i) as discussed above, sales volume of TCMD products decreased by 37.2%, from 17,206,150 units sold in the fiscal year 2021 to 10,799,254 units sold in the fiscal year 2022, because we experienced difficulties shipping and delivering our products to our customers in a timely manner due to recent resurgence of the COVID-19 pandemic and related transportation and travel restrictions; and partially offset by (ii) an increase in the weighted average unit selling price of our TCMD products by $0.50 per unit, or 29.1%, from $1.72 per unit in the fiscal year 2021 to $2.22 per unit in the fiscal year 2022, while the average per unit cost of our TCMD products increased by $0.11, or 16.9%, from $0.65 per unit in the fiscal year 2021 to $0.76 per unit in the fiscal year 2022. During the fiscal year 2022, as a result of the decrease in sales volume, our gross profit associated with the sales of Guben Yanling Pill and Shengrong Weisheng Pill decreased by $633,436 and $709,133 respectively, as compared to the fiscal year 2021.

Gross profit from third-party product sales decreased by $839,397, or 12.1%, from $6,929,738 in the fiscal year 2021 to $6,090,341 in the fiscal year 2022, while the gross margin of third-party product sales slightly increased by 0.1%, from 37.6% in the fiscal year 2021 to 37.7% in the fiscal year 2022. The average unit selling price of third-party products decreased by 20.5%, or $0.45 per unit, while the average unit cost of third-party products also decreased by 21.0%, or $0.29 per unit. The decrease in the average selling price outpaced the decrease in average unit cost of third-party products by $0.16 per unit. The decrease in our gross profit from third-party products was affected by changes in sales of different product mix in the fiscal year 2022 as compared to the fiscal year 2021. For example, the largest portion of decrease in gross profit of third-party products was associated with sales of biochemical drugs products, which decreased by $779,342 when sales volume decreased by 10.3%. For future third-party product sales, our strategy is to select and distribute certain high-quality products with higher margin. We do not expect that the sales of third party products will outpace the sales of our own TCMD products going forward.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended September 30, 2022 and 2021:

	For the years ended September 30,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$40,143,151	100.0%	$47,982,031	100.0%	$(7,838,880)	(16.3)%
Operating expenses:
Selling expenses	19,083,135	47.5%	2,973,531	6.2%	16,109,604	541.8%
General and administrative expenses	2,602,624	6.5%	3,296,844	6.9%	(694,220)	(21.1)%
Research and development expenses	7,644,375	19.0%	5,465,662	11.4%	2,178,713	39.9%
Total operating expenses	$29,330,134	73.1%	$11,736,037	24.5%	$17,594,097	149.9%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel and meals, and other sales promotion and marketing activities related expenses.

	For the years ended September 30,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$778,656	4.1%	$859,436	28.9%	$(80,780)	(9.4)%
Advertising expenses	17,527,318	91.8%	1,316,654	44.3%	16,210,664	1231.2%
Shipping and delivery expenses	638,286	3.3%	701,997	23.6%	(63,711)	(9.1)%
Business travel and meals expenses	125,553	0.7%	78,565	2.6%	46,988	59.8%
Other sales promotion related expenses	13,322	0.1%	16,879	0.6%	(3,557)	(21.1)%
Total selling expenses	$19,083,135	100.0%	$2,973,531	100.0%	$16,109,604	541.8%

Our selling expenses increased by $16,109,604, or 541.8%, from $2,973,531 in the fiscal year 2021 to $19,083,135 in the fiscal year 2022, primarily attributable to (i) an increase in advertising expenses by $16,210,664, or 1,231.2%, from $1,316,654 in the fiscal year 2021 to $17,527,318 in the fiscal year 2022. In September 2021, we entered into an advertising service agreement with a third party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”), pursuant to which, Fengyang Legend agreed to assist us in developing and producing a TV advertisement for promoting the sales of our major TCMD products, Bai Nian Dan and Guben Yanling Pill, and coordinating with a TV channel to broadcast the advertisement to targeted geographic market areas. In March 2022, we entered into an advertising service agreement with a third-party, Health Headline, pursuant to which, Health Headline provided media advertising services to promote our brand on the Health Headline website and mobile app, with a service period of ten months from March 1, 2022 to December 31, 2022. The advertising form, release cycle and monthly payment depended on the Company’s monthly budget. We recognized $17,501,148 in advertising expense related to these advertising service agreements during the fiscal year 2022; (ii) business travel and meals expense increased by $46,988 or 59.8%, from $78,565 in the fiscal year 2021 to $125,553 in the fiscal year 2022, primarily due to our increased sales activities during the fiscal year 2022; partially offset by (iii) salary and employee benefit expenses decreased by $80,780, or 9.4% due to decreased sale commission during the fiscal year 2022; and (iv) shipping and delivery expenses decreased by $63,711, or 9.1% due to our decreased sales volume during the fiscal year 2022. These above-mentioned factors combined led to the increase in our selling expenses in the fiscal year 2022 as compared to the fiscal year 2021. As a percentage of revenues, our selling expenses accounted for 47.5% and 6.2% of our total revenue for the fiscal years 2022 and 2021, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the years ended September 30,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expense	$641,622	24.7%	$657,543	19.9%	$(15,921)	(2.4)%
Depreciation and amortization	185,169	7.1%	172,453	5.2%	12,716	7.4%
Bad debt reserve expenses (recovery)	419,353	16.1%	(230,175)	(7.0)%	649,528	(282.2)%
Land and property tax	103,769	4.0%	104,451	3.2%	(682)	(0.7)%
Office supply and utility expense	307,883	11.8%	376,204	11.4%	(68,321)	(18.2)%
Transportation, business travel and meals expense	83,029	3.2%	68,047	2.1%	14,982	22.0%
Consulting fee	720,430	27.7%	1,967,858	59.7%	(1,247,428)	(63.4)%
Inspection and maintenance fee	39,555	1.5%	60,939	1.8%	(21,384)	(35.1)%
Stamp tax and other expenses	101,814	3.9%	119,524	3.6%	(17,710)	(14.8)%
Total general and administrative expenses	$2,602,624	100.0%	$3,296,844	100.0%	$(694,220)	(21.1)%

Our general and administrative expenses decreased by $694,220, or 21.1%, from $3,296,844 in the fiscal year 2021 to $2,602,624 in the fiscal year 2022, primarily attributable to (i) a decrease in consulting fees by $1,247,428 because we incurred higher amount of consulting services fees such as legal and audit expenses in the fiscal year 2021 when we completed our initial public offering (the “IPO”); partially offset by (ii) an increase in bad debt expense by $649,528 or 282.2% because we accrued more bad debt expenses based on our assessment of the collectability of the accounts receivable and advance to suppliers. The overall decrease in our general and administrative expenses in the fiscal year 2022 as compared to the fiscal year 2021 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 6.5% and 6.9% of our revenue for the fiscal years 2022 and 2021, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the years ended September 30,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to R&D staff	$159,924	2.1%	$155,940	2.9%	$3,984	2.6%
Materials used in R&D activities	489,692	6.4%	836,710	15.3%	(347,018)	(41.5)%
Expenditure on new product development	6,973,683	91.2%	4,454,400	81.5%	2,519,283	56.6%
Depreciation and others	21,076	0.3%	18,612	0.3%	2,464	13.2%
Total R&D expenses	$7,644,375	100.0%	$5,465,662	100.0%	$2,178,713	39.9%

Research and development expenses increased by $2,178,713, or 39.9%, from $5,465,662 for the fiscal year 2021 to $7,644,375 for the fiscal year 2022, primarily attributable to (i) an increase in research and development expense of $2,519,283 in order to develop and test eight new Chinese medicine products in order to diversify our future product portfolio. In the fiscal year 2021, we entered into several cooperative agreements with external academic and research institutions to jointly conduct the new product development and accordingly incurred significant amount of R&D expense in connection with such efforts; and partially offset by (ii) a decrease in the materials used in the R&D activities by $347,018 as we outsourced part of our R&D activities to external academic and research institutions. As a percentage of revenues, research and development expenses were 19.0% and 11.4% of our revenue in the fiscal years 2022 and 2021, respectively.

Other income (expenses), net

Total other expenses, net, was $545,349 in the fiscal year 2022, compared to a net other income of $88,338 in the fiscal year 2021, due to the following reasons:

(i)	our short-term investment loss was $470,477 in the fiscal year 2022, compared to short-term investment income of $239,549 in the fiscal year 2021. We had short-term investments of $13.1 million in wealth management financial products from financial institutions to generate investment income, which suffered temporary loss due to fluctuations of the bond market. Such short-term investment can be redeemed anytime at our discretion and is highly liquid.

(ii)	interest expenses increased by $60,796, or 59.8%, from $101,604 in the fiscal year 2021 to $162,400 in the fiscal year 2022. The increase in our interest expenses was due to higher weighted average amount of outstanding loans we carried during the fiscal year 2022 as compared to the fiscal year 2021.

Provision for Income Taxes

Our provision for income taxes was $752,419 in the fiscal year 2022, a decrease of $1,606,107, or 68.1%, from $2,358,526 in the fiscal year 2021 due to our decreased taxable income. Under the EIT Law, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of our main operating subsidiaries in the PRC, was approved as an HNTE and was entitled to a reduced income tax rate of 15% beginning November 2016 with an initial term of three years. Jiangxi Universe’s HNTE status was successfully renewed in December 2019 and November 2022 for a term of three additional years. Universe Trade, the wholly owned subsidiary of Jiangxi Universe, was approved as an HNTE and was entitled to a reduced income tax rate of 15% beginning December 2020 with an initial term of three years. The EIT Law is typically enforced by the local tax authorities in the PRC. Each local tax authority has the discretion to grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the fiscal years 2022 and 2021 were reported at a blended reduced rate since Jiangxi Universe and Universe Trade enjoy a 15% reduced income tax rate due to their HNTE status, and Universe Hanhe, the wholly owned subsidiary of Jiangxi Universe, is subject to a standard 25% income tax rate. The impact of the tax holidays noted above decreased PRC corporate income taxes by $694,955 and $1,518,979 for the years ended September 30, 2022, and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.03 and $0.09 for the years ended September 30, 2022 and 2021, respectively.

Net Income

As a result of the foregoing, we reported a net loss of $8,736,566 for the fiscal year ended September 30, 2022, representing a decrease of $20,056,518 from a net income of $11,319,952 for the fiscal year ended September 30, 2021.

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

Revenue from sales of our TCMD products

Sales of our TCMD products increased by $11,184,535, or 60.9%, from $18,374,751 in fiscal year 2020 to $29,559,286 in fiscal year 2021, because the sales volume of our TCMD products increased by 9.9% from 15,652,999 units sold in fiscal year 2020 to 17,206,150 units sold in fiscal year 2021, and the average selling price of our TCMD products increased by 46.3% from $1.17 per unit in fiscal year 2020 to $1.72 per unit in fiscal year 2021. The increase in the sales of our TCMD product was due to the following specific reasons:

a)	Among the 13 varieties of TCMD products we manufacture, the sales of Guben Yanling Pill, one of our key Chronic Condition Treatment products, accounted for 40.3% and 38.2% of our total revenue in fiscal year 2021 and 2020, respectively. The sales of Guben Yanling Pill increased by $6,702,397, or 494,932 units from fiscal year 2020 to fiscal year 2021.

b)	The number of customers purchasing our products increased by 22.6%, from 2,209 customers in fiscal year 2020 to 2,708 customers in fiscal year 2021. The increase in the number of customers led to an increase in the number of customer orders for our products, resulting increased sales volume of our TCMD products.

c)	Sales of our flu and cold medication products (including Qiangli Pipa Syrup and Paracetamol Granule For Children) increased in fiscal year 2021 due to strong market demand. Sales volume of our Qiangli Pipa Syrup and Paracetamol Granule For Children increased by 964,266 units and 1,297,349 units, respectively, in fiscal year 2021 as compared to fiscal year 2020. On the other hand, as affected by inflation and increased market prices of raw materials, we adjusted our selling prices and the average selling price of our Qiangli Pipa Syrup, Isatis Root Granule and Paracetamol Granule For Children increased by $0.20 per unit, $0.22 per unit and $0.09 per unit, or 41.5%, 34.8% and 32.5%, respectively, in fiscal year 2021 compared to fiscal year 2020.

d)	The average exchange rate between RMB and US$ was US$1.00 to RMB 7.0077 in fiscal year 2020 as compared to an average rate of US$1.00 to RMB 6.5104 in fiscal year 2021. The appreciation of RMB against US$ had a 7.1% positive impact on our reported total revenues.

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

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 50.7% and 48.2% of our total costs of revenues for the years ended September 30, 2021 and 2020, respectively. Cost of revenues of third-party products increased by $3,464,807, or 43.2%, from $8,028,200 in fiscal year 2020 to $11,493,007 in 2021, because of an increase in average unit cost of third-party products by $0.79 per unit, or 79.6%, from $1.41 per unit in 2020 to $2.20 per unit in fiscal year 2021, offset by a decrease in sales volume of third-party products by 4.6%. In fiscal year 2021, due to an overall increase in the market prices of raw materials used in the manufacturing of third-party products, we sourced third-party products at higher prices from third-party pharmaceutical companies. In addition, the average exchange rate between RMB and US$ was US$1.00 to RMB 7.0077 in fiscal year 2020 as compared to an average rate of US$1.00 to RMB 6.5104 in fiscal year 2021. The appreciation of RMB against US$ had a 7.1% positive impact on our cost of revenues from sales of third-party products. These factors led to the increase in cost of revenues associated with third-party product sales in fiscal year 2021 as compared to fiscal year 2020.

Gross profit

Our gross profit increased by $11,232,356, from $14,093,821 in the fiscal year 2020 to $25,326,177 in the fiscal year 2021. Our gross margin increased by 6.9% from 45.9% in fiscal year 2020 to 52.8% in the fiscal year 2021.

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

B. Liquidity and Capital Resources

As of September 30, 2022, we had $5,711,458 in cash on hand. We also had short-term investments of $13.1 million in wealth management financial products from financial institutions to generate investment income, which we purchased with our IPO proceeds. Such short-term investment can be redeemed anytime at our discretion and is highly liquid. As of September 30, 2022, we also had $15.2 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. No single customer accounts for more than 10% of our total accounts receivable balance as of September 30, 2022. Approximately 71.9%, or $10.9 million, of our net accounts receivable balance as of September 30, 2022 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of September 30, 2022, our inventory balance amounted to $2,206,488, primarily consisting of raw materials and work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

During the fiscal year 2021, we also started to construct new manufacturing facilities in order to expand our future production capacity, and we had made a prepayment of approximately RMB69.2 million (approximately $9.7 million) to Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), a sub-contractor, to start the construction-in-progress project, or CIP project, including land improvement, building foundation and the construction of the manufacturing plants. As of September 30, 2022, $401,702 (approximately RMB2.9 million) of prepayment for the CIP project had been used for construction work, and the amount was recorded as construction in progress which was included in property, plant and equipment in the consolidated balance sheets. As of September 30, 2022, the remaining $9.3 million prepayment to Chenyuan was recorded as prepayment for the CIP project on the balance sheets. There was no additional significant prepayment to the sub-contractor during the fiscal year 2022. As of September 30, 2022, future additional capital expenditure on this CIP project is estimated to be approximately RMB95.8 million (equivalent to $13.5 million), among which approximately $3.5 million is required for the next 12 months. We currently plan to support our ongoing CIP project through cash flows from operations, proceeds received from the IPO, and borrowings from banks, if necessary.

As of September 30, 2022, we made a prepayment of approximately $2.25 million to a related party in order to purchase certain residential and commercial property. On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.50 million). Pursuant to this purchase agreement, we were required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable when a certificate of occupancy is available to us, and 30% of the total purchase price payable upon delivery of the property. As of September 30, 2022, we had made a prepayment of RMB16 million ($2,249,248) to Jiangxi Yueshang. As of the date of this annual report, we have not received the certificate of occupancy nor access to the property. The remaining balance is expected to be paid by August 2024.

As of September 30, 2022, we made a prepayment of approximately $3.5 million to an individual for equity acquisition. On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu shall transfer his 51% ownership in Yunnan Faxi to the Company in consideration for RMB72 million (approximately $10.1 million). Based on contract terms, the Company prepaid RMB25 million (approximately $3.5 million) within 3 business days upon signing the letter of intent. The intended acquisition is expected to be completed and the remaining balance is expected to be paid in June 2023.

As of September 30, 2022, we also had short-term bank loans of approximately $3.9 million that we obtained from Jiangxi Luling Rural Commercial Bank (“LRC Bank”) and Bank of Communications for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of September 30, 2022, our working capital balance was $28.4 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders and proceeds received from the IPO will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report.

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2022	2021	2020
Net cash provided by (used in) operating activities	$(1,312,346)	$(2,055,847)	$6,115,157
Net cash used in investing activities	(3,908,105)	(27,059,958)	(51,798)
Net cash used in financing activities	3,317,943	26,581,809	470,136
Effect of exchange rate change on cash	(463,942)	553,702	347,386
Net increase (decrease) in cash	(2,366,450)	(1,980,294)	6,880,881
Cash, beginning of year	8,077,908	10,058,202	3,177,321
Cash, end of year	$5,711,458	$8,077,908	$10,058,202

Operating Activities

Net cash used in operating activities was $1,312,346 for the fiscal year 2022, primarily consisted of the following:

●	Net loss of $8,736,566 for the period.

●	An increase in accounts receivable of $1,549,312. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of September 30, 2022, most of our outstanding accounts receivable aged below six months. As of date of this annual report, approximately 71.9%, or $10.9 million of our net accounts receivable balance as of September 30, 2022 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	A decrease in advance to suppliers of $2,681,214 because we made significant advance payments to suppliers for raw material purchase as of September 30, 2021 and we received purchased raw materials valued at approximately $2.7 million during the fiscal year 2022.

●	A decrease in prepayment for advertising of $7,385,695. In September 2021, we engaged a third-party advertising agency to develop and produce TV advertisement for promoting the sales of our major TCMD product, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. Such prepayment was charged to expense when our TV advertisement was broadcasted in the fiscal year 2022.

●	An increase in prepaid expenses and other current assets of $1,699,929 related with VAT of advertising expense deductible upon reception of invoice, as well as prepaid income tax deductible from future taxable income.

●	A decrease in accounts payable of $1,896,621 because we made payment to raw material suppliers when we received the invoices from them.

Net cash used in operating activities was $2,055,847 for the year ended September 30, 2021, primarily consisting of the following:

●	Net income of $11,319,952 for the fiscal year.

●	An increase in accounts receivable of $3,867,457. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. As of September 30, 2021, most of our outstanding accounts receivable aged below six months. Approximately 75.4% of our net accounts receivable balance as of September 30, 2021 have been subsequently collected as of the date of this annual report. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	An increase in inventory balance of $451,634 because we increased the stockpile of raw materials in order to meet the future production need.

●	An increase in advance to suppliers of $2,717,085, representing prepayments made to certain suppliers to ensure continuous supply of raw materials at favorable purchase prices. Approximately 66.1% of the advance to suppliers balance as of September 30, 2021 has been subsequently realized when we received the purchased raw materials from the suppliers as of the date of this annual report.

●	An increase in prepayment to an advertising agency of $7,434,240 in order to engage this advertising agency to develop and produce TV advertisement for promoting the sales of our major TCMD product, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. Such prepayment has been charged to expense when our TV advertisement was first broadcasted in October 2021.

●	An increase in accounts payable of $2,457,337 primarily due to increased purchase of inventories and we have not received related invoices from the suppliers and accordingly such payable had not been settled as of September 30, 2021. Most of the outstanding accounts payable balance has been subsequently settled as of the date of this annual report.

Net cash provided by operating activities was $6,115,157 for the year ended September 30, 2020, primarily consisting of the following:

●	Net income of $7,558,222 for the fiscal year ended September 30, 2020.

●	An increase in accounts receivable of $4,107,520. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of September 30, 2020, most of our outstanding accounts receivable aged below six months. Approximately 99% of our net accounts receivable balance as of September 30, 2020 have been subsequently collected as of the date of this annual report. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	A decrease in inventory balance of $888,607 because in fiscal year 2020, we have implemented our inventory control policy based on sales order level in order to avoid over-stockpile of raw materials and third-party products to reduce risks associated with slow-moving and obsolete in inventories.

●	An increase in accounts payable of $639,427 because we normally arrange the payment to suppliers upon receipt of the invoices from them. As of September 30, 2020, the increase in accounts payable was largely due to pending invoices from suppliers. Approximately 80% of the September 30, 2020 accounts payable balance has been subsequently settled as of the date of this annual report.

●	An increase in taxes payable of $731,518 primarily due to an increased taxable income.

Investing Activities

Net cash used in investing activities amounted to $3,908,105 for the fiscal year 2022, which primarily included prepayment for acquisition of $3,814,925. On September 26, 2022, we entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which Mr. Xibo Liu shall transfer his 51% ownership in Yunnan Faxi to the Company in consideration for RMB72 million (approximately $10.1 million). We prepaid RMB25 million (approximately $3.9 million) in the fiscal year 2022. The intended acquisition is expected to be completed and the remaining balance is expected to be paid in June 2023.

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

Financing Activities

Net cash provided by financing activities amounted to $3,317,943 for the fiscal year 2022, primarily including the following:

●	Proceeds from short-term bank loans in the amount of $4,272,716 and repayment of bank loans in the amount of $4,272,716.

●	Proceeds from related party borrowings of $3,317,943. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $26,581,809 for the year ended September 30, 2021, primarily include the following:

●	Proceeds from short-term bank loans of $4,300,800 and offset by repayment of bank loans of $2,764,800 upon loan maturity.

●	Net proceeds of $25,957,457 received upon completion of our IPO in March 2021.

●	Repayment of related party borrowings of $911,648. The balance due to related party mainly consisted of advances from our principal shareholder for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $470,136 for the year ended September 30, 2020, primarily include the following:

●	Proceeds from short-term bank loans of $1,427,000 and repayment of bank loans of $1,427,000. During fiscal year 2020, our subsidiary Universe Trade repaid RMB8 million loan to LRC Bank upon maturity and at the same time, renewed the loan agreement to borrow RMB8 million for additional six months until March 31, 2021.

●	Payment for deferred public offering costs of $441,064. Deferred offering costs consisted principally of legal, underwriting, and other professional service expenses in connection with the IPO of our ordinary shares. As of September 30, 2020, we capitalized $441,064 of deferred offering costs. Such costs were deferred until the closing of the IPO, at which time the deferred costs were offset against the offering proceeds.

●	Proceeds from related party borrowings of $911,200. The balance due to related party mainly consisted of advances from our principal shareholder for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2022, 2021 and 2020, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of September 30, 2022, we had the following contractual obligations:

		Payment Due by Period
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years
Debt obligations (1), (2) and (3)	$3,936,184	$3,936,184	$-	$-
Payment for advertising fees (4)	927,815	927,815	-	-
Capital expenditure commitment on CIP project (5)	13,467,372	$3,479,306	$9,988,066	-
Total	$18,331,371	$8,343,305	$9,988,066	$-

(1)	On March 14, 2022, the Company’s subsidiary, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,124,624) as working capital for one year, with the maturity date on March 13, 2023. The fixed interest rate of the loan was 4.62% per annum. There was no guarantee requirement for this loan.

(2)	On June 15, 2022, the Company’s subsidiary, Jiangxi Universe, entered into a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,405,780) as working capital for one year, with the maturity date on June 14, 2023. The fixed interest rate of the loan was 4.62% per annum. Certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, chairman of the board of directors, and chief executive officer, Ms. Lin Yang, the Company’s chief financial officer, Ms. Xing Wu, Mr. Gang Lai’s spouse, and the Company’s subsidiary, Universe Technology, jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

(3)	On June 24, 2022, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,405,780) as working capital for eleven months, with the maturity date on May 26, 2023. The fixed interest rate of the loan was 4.2% per annum. Jiangxi Province Financing Guarantee Group Co., Ltd., an unrelated third party, signed a guarantee agreement with Bank of Communications to provide credit guarantee for this loan.

(4)	On September 6, 2021, we entered into an advertising service agreement with a third party, Fengyang Legend, pursuant to which Fengyang Legend agreed to assist us in developing and producing a TV advertisement for promoting our representative TCMD products, Bai Nian Dan and Guben Yanling Pill, and coordinating with a TV channel to broadcast the advertisement to targeted geographic market areas. The total advertising service fee under this agreement was RMB55 million (approximately $8.5 million) with a service period of one year, from October 1, 2021 to September 30, 2022. Pursuant to the terms under this agreement, we made an advance payment in the amount of 30% of the total advertising service fee to Fengyang Legend within 7 business days upon signing the service agreement, and made payment in the amount of 58% of the total advertising service fee when the specific TV channel used for broadcast the TV film was determined. In the fiscal year 2021, we paid RMB48.4 million (approximately $7.5 million), the amount was recorded as prepayment for advertising on the balance sheets as of September 30, 2021, and recognized as selling expense during the fiscal year 2022. The remaining 12% of the contract price, RMB6.6 million (approximately $0.9 million), representing the monthly advertising fees payable when the advertising film was broadcasted through the designated TV channels during the service period, is expected to be paid by August 2023.

(5)	On June 25, 2021, the Company signed a construction sub-contract with sub-contractor Chenyuan, pursuant to which, Chenyuan will construct four manufacturing plants and an office building with a total estimated maximum budget of RMB165 million (approximately $23.2 million). The construction work started on August 8, 2021, with an estimated completion date on August 7, 2023. However, due to resurgence of the COVID-19 pandemic, which resulted in lingering logistic disruption, material and labor shortage, and domestic travel restrictions, the construction work is estimated to be completed in December 2024, and Chenyuan will bear the increased material and labor costs. As of September 30, 2022, we had made prepayment of approximately RMB69.2 million (approximately $9.7 million) to Chenyuan for land improvement, building foundation and the construction of the manufacturing plants.

As of September 30, 2022, the $9.7 million prepayment to Chenyuan was recorded as prepayment for the CIP Project on the balance sheets.

As of September 30, 2022, future additional capital expenditure on this CIP Project is estimated to be approximately RMB95.8 million (equivalent to $13.5 million), among which approximately $3.5 million is required for the 12 months ending September 30, 2023. The Company currently plans to support its ongoing CIP Project through cash flows from operations, proceeds received from the IPO, and borrowings from banks, if necessary. The CIP Project is expected to be fully completed, and the new manufacturing plants and office building are expected to be put into use by December 2024.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of September 30, 2022, 2021 and 2020.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to Wind Information (www.wind.com.cn), the year-over-year percent changes in the consumer price index for November 2022 was 2.02%. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 was 0.9%. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2021 to September 30, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, realizability of advance to suppliers and prepaid advertising costs, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, the impairment of the short-term investments, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

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

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 pandemic, which could significantly disrupt our operations. In the fiscal year ended September 30, 2022, due to resurgence of COVID-19 pandemic in China and related restrictive measures, including travel restrictions, the PRC operating entities experienced delays in the receipt of purchased raw materials from suppliers and in delivering products to customers. The prices of the raw materials increased by about 5% as compared to the fiscal year ended September 30, 2021. In addition, we granted some customers extended payment terms of 30 days to 120 days. However, based on our present relationship with these customers and our evaluation of their financial conditions, we do not anticipate any material collectability problems. Although the Chinese government removed its zero-COVID policy in December 2022, China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause our revenue and cash flows to underperform in the next 12 months from the date of this annual report. The extent of the future impact of the COVID-19 pandemic on our business and the results of operations is still uncertain.

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

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, the realizability of advance to suppliers, inventory valuation, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectable balances amounted to $791,827 and $446,527 as of September 30, 2022 and 2021, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $120,286 and $116,453 as of September 30, 2022 and 2021, respectively.

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

We recognize revenue when we transfer our goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We account for the revenue generated from sales of our TCMD and third-party products on a gross basis as we are acting as a principal in these transactions, are subject to inventory risk, have latitude in establishing prices, and are responsible for fulfilling the promise to provide customers the specified goods, which we have control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of our contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. Our revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentives to customers. Revenue is reported net of all VAT.

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of September 30, 2022 and 2021, other than accounts receivable and advances from customers, we had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of our total revenues by product categories for the years ended September 30, 2022, 2021 and 2020 was as follows:

Revenue by product source

	For the years ended September 30,
	2022	2021	2020
Sales of TCMD products manufactured by the Company	$23,988,177	$29,559,286	$18,374,751
Sales of third-party products	16,154,974	18,422,745	12,329,209
Total revenue	$40,143,151	$47,982,031	$30,703,960

Revenue by product categories

	For the years ended September 30,
	2022	2021	2020

Sales of TCMD products:
Medicinal liquor products	$1,095,336	$1,951,679	$1,616,080
Other chronic condition treatment products	19,140,419	22,978,001	14,059,403
Cold and flu medicines	3,752,422	4,629,606	2,699,268
Sub-total of TCMD products sales	23,988,177	29,559,286	18,374,751

Sales of third-party products
Biochemical drugs	13,730,424	16,082,546	10,325,411
Traditional Chinese medicine pieces	30,202	20,705	47,097
Medical instruments	2,394,348	2,318,536	1,950,238
Dietary supplements	-	958	6,463
Subtotal of third-party products sales	16,154,974	18,422,745	12,329,209

Total revenue	$40,143,151	$47,982,031	$30,703,960

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2022, 2021 and 2020. We do not believe there was any uncertain tax provision as of September 30, 2022, 2021 and 2020.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2022, 2021 and 2020. As of September 30, 2022 and 2021, all of our tax returns of our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Gang Lai	55	Chairman of the Board of Directors and Chief Executive Officer
Lin Yang	47	Chief Financial Officer and Director
Baochang Liu	43	Chief Operating Officer
Jiawen Pang	55	Independent Director
H. David Sherman	74	Independent Director
Ding Zheng	45	Independent Director

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

Ms. Lin Yang is our chief financial officer and director. Ms. Lin Yang has served as the financial director of Jiangxi Universe since April 2006 and the financial director of Universe Trade since its formation in 2010. Before joining us, Ms. Yang served as an accountant at Jiangxi Automobile Engineering Plastic Co., Ltd. from 1998 to March 2006. Ms. Yang graduated from Jiangxi University of Finance and Economics with a bachelor’s degree in accounting.

Mr. Baochang Liu has served as our chief operating officer since December 2021. Mr. Liu has over 17 years of experience in pharmaceutical marketing. From January 2020 to December 2021, Mr. Baochang Liu worked as the vice president of marketing and general manager of OTC department at China Shineway Pharmaceutical Group Ltd. (HKEX: 2877). From November 2015 to December 2019, Mr. Baochang Liu served as the general manager of OTC department at Chengdu Kanghong Pharmaceutical Group Co., Ltd. (SHE: 002773). Prior to that, Mr. Liu worked as the general marketing manager at Chengdu Rongyao Industry (Group) Co., Ltd. from December 2012 to November 2015. Mr. Baochang Liu obtained his bachelor’s degree in accounting and in marketing management from Harbin University of Commerce in 2004 and his master of business administration from Fudan University in 2020.

Mr. Jiawen Pang has served as our independent director since March 2021. Since January 1, 2021, Mr. Jiawen Pang has served as the vice president at Guangzhou Dahua Food Technology Co., Ltd., a food manufacturing company, where Mr. Pang is responsible for overseeing the company’s general management and marketing function. From January 1, 2018 to December 2020, Mr. Jiawen Pang served the general manager at Pangbei (Shanghai) Medical Technology Center, a medical device company, where Mr. Pang was responsible for overseeing the general management and marketing function of the company. Mr. Jiawen Pang graduated from Tianjin University of Commerce with a bachelor’s degree in refrigeration and food freezing engineering in 1989 and from Sun Yat-sen University with a master of business administration in healthcare and medicine in 2004.

Mr. H David Sherman has served as our independent director since March 2021. Mr. H David Sherman has served as a full-time professor at Northeastern University since September 1984. Mr. Sherman has extensive experience serving as independent director of public companies listed on Nasdaq. Currently, Mr. Sherman serves as an independent director and chair of the audit committee of Nuvve Holding Corp. (Nasdaq: NVVE), Lakeshore Acquisition II Corp. (Nasdaq: LBBB) and Prime Number Acquisition I Corp. (Nasdaq: PNAC). From April 2020 to August 2021, Mr. Sherman has served as an independent director and chair of the audit committee of China Liberal Education Holdings Limited (Nasdaq: CLEU). From December 2017 to August 2019, Mr. Sherman served as an independent director and chair of audit committee of Dunxin financial Holdings from (NYSE American: DXF). From January 2010 to August 2012, Mr. Sherman served as the chair of the audit committee of China HGS Real Estate Inc. (Nasdaq: HGSH). Mr. Sherman received his bachelor’s degree in economics from Brandies University in 1969, his master’s in business administration from Harvard University in 1971, and his doctorate degree in business administration from Harvard University in 1981. Mr. Sherman is a member of the American Institute of Certified Public Accountant.

Mr. Ding Zheng has served as our independent director since March 2021. Mr. Ding Zheng has served as the chairman of the board at Guangzhou Roujing Sunshade Energy-saving Technology Co., Ltd. since 2018. Mr. Zheng has also served as the general manager at Hande Manufacturing (China) Co., Ltd., since 2015. Mr. Zheng obtained a bachelor’s degree in technology economics from Shanghai Jiao Tong University in 2000 and a master of business administration degree from Tsinghua University in 2005. Mr. Zheng is a member of the China Institute of Certified Public Accountants (CICPA).

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Gang Lai, our chief executive officer, director, and chairman of the board of directors, currently beneficially own approximately 57.38% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the fiscal year ended September 30, 2022, we paid an aggregate of $121,000 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these employment agreements, we agree to employ each of our executive officers for a specified time period, which may be renewed automatically unless either party gives the other party a two-month prior written notice before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with two months’ prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

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

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%	%
Directors and Executive Officers*:
Gang Lai(1)	12,480,000	57.38%	57.38%
Lin Yang	—	—	—
Baochang Liu	—	—	—
Jiawen Pang	—	—	—
H. David Sherman	—	—	—
Ding Zheng	—	—	—

All directors and executive officers as a group:	12,480,000	57.38%	57.38%

5% Shareholders:
Sununion Holding Group Limited(1)	12,480,000	57.38%	57.38%

*	Unless otherwise indicated, the business address of each of our directors and officers is 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an, Jiangxi, People’s Republic of China.

(1)	Represents 12,480,000 ordinary shares held by Sununion Holding Group Limited, a business company incorporated in the British Virgin Islands, which is owned as to 91.4% and controlled by Gang Lai. The registered address of Sununion Holding Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Board of Directors
Ms. Lin Yang	Chief Financial Officer and Director
Greatest Group (China) Financial Management Limited (“Greatest Group”)	One of our minority shareholders
Foshan Shangyu	Our affiliated entity, 90% owned by and controlled by our CEO, Mr. Gang Lai

Due from related parties

As of September 30, 2022, there was no balances due from related parties. The balance due from related parties as of September 30, 2021 consisted of due from Greatest Group in the amount of $235,438 and due from Foshan Shangyu in the amount of $1,554. The September 30, 2021 due from related parties balance has been subsequently collected back and we do not have any intention to make additional cash advance to related parties going forward.

Due to related parties

As of September 30, 2022 and 2021, the balances due to related parties were $3,379,263 and $19,723, respectively, which mainly consisted of advances from our related parties for working capital purposes in our normal course of business. These advances are non-interest bearing and due on demand. As of September 30, 2022, the balance consisted of balance due to Mr. Gang Lai in the amount of $3,379,263. As of September 30, 2021, the balance consisted of balance due to Ms. Lin Yang in the amount of $19,723.

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

As of September 30, 2022, we had made a prepayment in the amount of RMB16 million (approximately $2.25 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024. Since the property is located at urban downtown of Ji’an City, we plan to use the property as our offices by September 2024.

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

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association, which was filed as Exhibit 3.1 to our registration statement on Form F-3 (File No. 333-268028), filed with the SEC on October 27, 2022.

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

Our authorized share capital is $312,500 divided into 90,000,000 ordinary shares, par value $0.003125 per share and 10,000,000 preferred shares, par value $0.003125 per share. Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Preferred Shares

The directors are empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

As of the date of this annual report, no preferred shares are issued and outstanding.

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

The implementation rules of the EIT law provides that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. AllBright Law Offices (Fuzhou), our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, AllBright Law Offices (Fuzhou) is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, AllBright Law Offices (Fuzhou) believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Currently, as resident enterprises in the PRC, Universe Technology as well as Jiangxi Universe and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Jiangxi Universe is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2022, 2021 and 2020.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

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

Passive Foreign Investment Company Consequences

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

Based on our operations and the composition of our assets, we are not currently a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of September 30, 2022, we had U.S. dollar-denominated cash and cash equivalents of US$5.7 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2022 would result in a decrease of RMB4.05 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2022 would result in an increase of RMB4.05 million in cash and cash equivalents.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. According to Wind Information (www.wind.com.cn), the year-over-year percent changes in the consumer price index for November 2022 was 2.02%. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 was 0.9%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

The net proceeds raised from the initial public offering were $25,618,128 after deducting underwriting discounts and the offering expenses payable by us. For the period from the effectiveness of the registration statement on Form F-1 to September 30, 2022, we used approximately US$3.2 million for research and development purposes, approximately US$3.4 million for upgrading and expanding our manufacturing facilities, and approximately US$2.9 million for brand marketing. We still intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-248067).

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

Based upon this evaluation, our management has concluded that, as of September 30, 2022, our existing disclosure controls and procedures were ineffective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of September 30, 2022 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified one deficiency, which related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and which we believe to be a material weakness as of September 30, 2022.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was ineffective as of September 30, 2022. To remedy our identified material weakness as of September 30, 2022, we have undertaken the remedial steps and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of September 30, 2022

As of the date of this annual report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, including:

(i)	recruiting qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework. Since very few companies in Ji’an, Jiangxi Province, the area in which our main PRC operating subsidiaries are located, have sought public listing on a U.S. exchange, we have difficulty identifying qualified accounting candidates with U.S. GAAP experience and expertise. We plan to search for qualified personnel in other regions of China;

(ii)	implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and

(iii)	setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

Changes in Internal Control over Financial Reporting

As of September 30, 2021, we identified a material weakness in our internal control over financial reporting, which related to the fact that our internal audit function was not set up properly.

We implemented the following remedial measures during the fiscal year ended September 30, 2022 to address the material weakness identified as of September 30, 2021:

i.	hiring qualified personnel to set up an internal audit function;

ii.	establishing an annual plan of internal audit and getting approval from audit committee; and

iii.	engaging an external consulting firm to assist us in conducting internal audit programs.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by YCM CPA INC., our independent registered public accounting firm for the periods indicated.

YCM CPA INC.

	For the Years Ended September 30,
	2021	2022
Audit fees (1)	$200,000	$210,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	$200,000	$210,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax and non-audit services provided by YCM CPA INC. in fiscal years 2021 and 2022. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by YCM CPA INC.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 7, 2021, we appointed YCM CPA INC. (“YCM”) as our independent registered public accounting firm, effective on the same day. YCM replaces Friedman LLP (“Friedman”), our former independent registered public accounting firm, which we dismissed on December 1, 2021. The appointment of YCM was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Friedman on the consolidated financial statements of the Company as of September 30, 2020 and for the fiscal years ended September 30, 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares— As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Universe Pharmaceuticals INC and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-3 (file No. 333-268028), filed with the Securities and Exchange Commission on October 27, 2022)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
2.2	Form of Underwriter Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.3	Form of Sales and Distribution Agreement by and between Universe Trade and customers (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.4	Strategic Cooperation Agreement by and between Universe Pharmaceuticals INC and Kitanihon Pharmaceutical Co., Ltd., dated December 1, 2021 (incorporated by reference to Exhibit 1.1 of our Current Report on Form 6-K (file No. 001-40231), filed with the Securities and Exchange Commission on December 10, 2021)
4.5	Share Purchase Agreement by and among Universe Pharmaceuticals INC, Kitanihon Pharmaceutical Co., Ltd., and Nishimura Ichiro, dated December 1, 2021 (incorporated by reference to Exhibit 1.2 of our Current Report on Form 6-K (file No. 001-40231), filed with the Securities and Exchange Commission on December 10, 2021)

4.6	Cooperation Agreement on Manufacturing Facility Construction Project by and between Universe Pharmaceuticals INC and Kitanihon Pharmaceutical Co., Ltd., dated December 1, 2021 (incorporated by reference to Exhibit 1.3 of our Current Report on Form 6-K (file No. 001-40231), filed with the Securities and Exchange Commission on December 10, 2021)
4.7	Share Transfer Agreement by and among Sununion Holding Group Ltd., Kitanihon Pharmaceutical Co., Ltd., and Gang Lai, dated December 1, 2021 (incorporated by reference to Exhibit 1.4 of our Current Report on Form 6-K (file No. 001-40231), filed with the Securities and Exchange Commission on December 10, 2021)
4.8	English translation of the real estate property purchase agreement entered into by and between Jiangxi Universe and Jiangxi Yueshang Investment Co., Ltd., dated May 16, 2021 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.9	English translation of the construction agreement entered into by and between Jiangxi Universe and Jiangxi Chenyuan Construction Project Co., Ltd., dated June 25, 2021 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.10	English translation of the advertising service agreement entered into by and between Jiangxi Universe and Guangdong Fengyang Legend Consulting Co., Ltd., dated September 6, 2021 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.11*	English translation of the working capital loan contract entered into by and between Universe Trade and Jiangxi Liuling Rural Commercial Bank Co., Ltd., dated March 14, 2022
4.12*	English translation of the working capital loan contract entered into by and between Jiangxi Universe and Jiangxi Liuling Rural Commercial Bank Co., Ltd., dated June 15, 2022
4.13*	English translation of the working capital loan contract entered into by and between Jiangxi Universe and Bank of Communications, dated June 22, 2022
4.14*	English translation of the Letter of Intent on Transfer of Equity Interests in Yunnan Faxi Pharmaceuticals Co., Ltd., entered into by and among Jiangxi Universe, Xibo Liu, and Yunnan Faxi Pharmaceuticals Co., Ltd. dated September 26, 2022
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
15.2*	Consent of YCM CPA INC.
15.3*	Consent of Friedman LLP
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Universe Pharmaceuticals INC

	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: February 10, 2023

INDEX TO FINANCIAL STATEMENTS

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Universe Pharmaceuticals INC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universe Pharmaceuticals INC and subsidiaries (collectively, the “Company”) as of September 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended September 30, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for the period ended September 30, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

PCAOB ID 6781
Irvine, California
February 10, 2023

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

/s/ Friedman LLP

We have served as the Company’s auditor since 2019 through 2021.

New York, New York

February 24, 2021

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$5,711,458	$8,077,908
Short-term investments	13,148,594	13,725,204
Accounts receivable, net	15,183,890	15,573,742
Inventories, net	2,206,488	2,462,542
Due from related parties	-	236,982
Advance to suppliers	16,701	2,738,313
Prepayment for advertising	-	7,492,320
Prepayment for acquisition	3,514,450
Prepaid expenses and other current assets	1,724,099	174,053
TOTAL CURRENT ASSETS	41,505,680	50,481,064

Property, plant and equipment, net	4,250,638	4,681,353
Prepayments made to a related party for purchase of property	2,249,248	2,476,800
Prepayments for construction in progress	9,326,296	10,712,160
Intangible assets, net	157,451	178,483
Investment in equity securities	702,890	744,924
Deferred tax assets	1,347,672	869,997
TOTAL NONCURRENT ASSETS	18,034,195	19,663,717

TOTAL ASSETS	$59,539,875	$70,144,781

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$3,936,184	$4,334,400
Accounts payable	3,075,393	5,310,526
Taxes payable	167,350	1,101,460
Due to related parties	3,379,263	19,723
Accrued expenses and other current liabilities	2,539,362	444,319
TOTAL CURRENT LIABILITIES	13,097,552	11,210,428

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares issued and outstanding as of September 30, 2022 and 2021	67,969	67,969
Additional paid in capital	29,279,159	29,279,159
Statutory reserve	2,439,535	2,439,535
Retained earnings	16,322,365	25,058,931
Accumulated other comprehensive (loss) income	(1,666,705)	2,088,759
TOTAL SHAREHOLDERS’ EQUITY	46,442,323	58,934,353

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$59,539,875	$70,144,781

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2022	2021	2020
Revenue	$40,143,151	$47,982,031	$30,703,960
Cost of revenue	(18,251,815)	(22,655,854)	(16,610,140)
Gross profit	21,891,336	25,326,177	14,093,820

Operating expenses
Selling expenses	(19,083,135)	(2,973,531)	(1,555,546)
General and administrative expenses	(2,602,624)	(3,296,844)	(1,703,424)
Research and development expenses	(7,644,375)	(5,465,662)	(583,125)
Total operating expenses	(29,330,134)	(11,736,037)	(3,842,095)

Income from operations	(7,438,798)	13,590,140	10,251,725

Other income (expenses)
Interest expense, net	(162,400)	(101,604)	(123,760)
Other income (expenses), net	48,940	(80,434)	(49,352)
Short-term investments (loss) income	(470,477)	239,549	-
Equity investment income	38,588	30,827	21,820
Total other (expense) income, net	(545,349)	88,338	(151,292)

(Loss) income before income tax provision	(7,984,147)	13,678,478	10,100,433

Income tax provision	(752,419)	(2,358,526)	(2,542,211)

Net (loss) income	(8,736,566)	11,319,952	7,558,222

Other comprehensive income (loss)
Foreign currency translation adjustment	(3,755,464)	1,193,369	860,623
Comprehensive (loss) income	$(12,492,030)	$12,513,321	$8,418,845

Earnings per share
Basic and diluted	$(0.40)	$0.60	$0.47

Weighted average number of shares outstanding
Basic and diluted	21,750,000	18,980,822	16,000,000

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserve	earnings	loss	equity
Balance at September 30, 2019	16,000,000	$50,000	$3,679,000	$2,439,535	$6,180,757	$34,767	$12,384,059

Net income	-	-	-	-	7,558,222	-	7,558,222
Foreign currency translation adjustment	-	-	-	-	-	860,623	860,623

Balance at September 30, 2020	16,000,000	$50,000	$3,679,000	$2,439,535	$13,738,979	$895,390	$20,802,904

Issuance of ordinary shares and additional shares under overallotment option in initial public offerings, gross	5,750,000	17,969	28,732,031	-	-	-	28,750,000
Capitalized initial public offering costs	-	-	(3,131,872)	-	-	-	(3,131,872)
Net income	-	-	-	-	11,319,952	-	11,319,952
Foreign currency translation adjustment	-	-	-	-	-	1,193,369	1,193,369

Balance at September 30, 2021	21,750,000	$67,969	$29,279,159	$2,439,535	$25,058,931	$2,088,759	$58,934,353

Net loss	-	-	-	-	(8,736,566)	-	(8,736,566)

Foreign currency translation adjustment	-	-	-	-	-	(3,755,464)	(3,755,464)

Balance at September 30, 2022	21,750,000	$67,969	$29,279,159	$2,439,535	$16,322,365	$(1,666,705)	$46,442,323

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2022	2021	2020
Cash flows from operating activities
Net (loss) income	$(8,736,566)	$11,319,952	$7,558,222
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	533,949	446,878	410,079
Loss from disposal of fixed assets	983	1,559	-
Allowance for doubtful accounts	419,353	(230,175)	98,102
Inventory reserve	15,774	-	(75,391)
Deferred income tax benefit	(605,278)	(668,341)	(9,886)
Short-term investments income	470,477	(239,549)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,549,312)	(3,867,457)	(4,107,520)
Inventory, net	16,586	(451,634)	888,607
Advance to suppliers, net	2,681,214	(2,717,085)	-
Prepayment for advertising	7,385,695	(7,434,240)	-
Advances to related parties	236,982	(237,720)	-
Prepaid expenses and other current assets	(1,699,929)	(168,188)	12,407
Accounts payable	(1,896,621)	2,457,337	639,427
Taxes payable	(904,127)	(298,620)	731,518
Accrued expenses and other current liabilities	2,318,474	31,436	(30,408)
Net cash (used in) provided by operating activities	(1,312,346)	(2,055,847)	6,115,157

Cash flows from investing activities
Purchases of property and equipment	(93,703)	(444,505)	(51,798)
Proceeds from disposal of fixed assets	523	-	-
Prepayments made to a related party for purchase of property	-	(2,457,600)	-
Prepayments for construction in progress	-	(10,629,120)	-
Prepayment for acquisition	(3,814,925)	-	-
Payments for short-term investments	-	(15,330,660)	-
Redemption of short-term investments	-	1,801,927	-
Net cash used in investing activities	(3,908,105)	(27,059,958)	(51,798)

Cash flows from financing activities
Proceeds from short-term bank loans	4,272,716	4,300,800	1,427,000
Repayment of bank loans	(4,272,716)	(2,764,800)	(1,427,000)
Dividend payment	-	-	-
Gross proceeds from initial public offerings	-	28,750,000	-
Payment for deferred initial public offering costs	-	(2,792,543)	(441,064)
Proceeds from (prepayments for) related parties borrowings	3,317,943	(911,648)	911,200
Net cash provided by financing activities	3,317,943	26,581,809	470,136

Effect of exchange rate changes on cash	(463,942)	553,702	347,386
Net (decrease) increase in cash	(2,366,450)	(1,980,294)	6,880,881
Cash, beginning of year	8,077,908	10,058,202	3,177,321
Cash, end of year	$5,711,458	$8,077,908	$10,058,202

Supplemental disclosure information
Cash paid for interest expense	$199,852	$149,303	$157,528
Cash paid for income tax	$2,748,629	$3,271,219	$2,167,963

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

Jiangxi Universe Pharmaceuticals Technology Co., Ltd. (“Universe Technology”) was formed on April 8, 2019, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC” or “China”). The registered capital of Universe Technology is approximately $4.3 million (RMB30.5 million). In December 2019, the Company made a capital contribution of $500,000 to Universe Technology. Pursuant to the article of incorporation of Universe Technology, the remaining capital contribution of approximately $3.8 million for Universe Technology is required to be completed before 2038.

Universe INC, Universe HK and Universe Technology are currently not engaging in any active business operations and are merely acting as holding companies.

Jiangxi Universe Pharmaceuticals Co., Ltd. (“Jiangxi Universe”) was incorporated on March 2, 1998 in accordance with PRC laws and is engaged in research and development and manufacturing of modernized traditional Chinese medicines. Jiangxi Universe owns 100% of the equity interests of Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. (“Universe Trade”), which was incorporated on March 10, 2010 to handle the sales and distribution of the pharmaceutical products manufactured by Jiangxi Universe.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 11, 2019. The Reorganization involved the incorporation of Universe INC and Universe Technology, and the transfer of 100% of the equity interests of Jiangxi Universe to Universe Technology. Consequently, Universe INC, through its subsidiary Universe HK, directly controls Universe Technology and Jiangxi Universe, and became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control, since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On March 25, 2021, the Company closed its initial public offering (the “IPO”) of 5,000,000 ordinary shares, par value $0.003125 per share (the “ordinary shares”) at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on March 31, 2021. Gross proceeds from the IPO totaled $28.75 million. Net proceeds of the IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021.

On May 12, 2021, through the Company’s PRC subsidiary, Jiangxi Universe, the Company established a wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify the Company’s product offerings in the near future. As of September 30, 2022 and as of the date of this report, Universe Hanhe has no active business operations.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of September 30, 2022 are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Universe INC	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Universe HK	May 21, 2014	Hong Kong	100%	Investment holding

Universe Technology	April 18, 2019	PRC	100%	WFOE, Investment holding

Jiangxi Universe	March 2, 1998	PRC	100%	Research and development and manufacturing of modernized traditional Chinese medicines

Universe Trade	March 10, 2010	PRC	100%	Sales of modernized traditional Chinese medicines

Universe Hanhe	May 12, 2021	PRC	100%	Research and development of new pharmaceutical products

The Company, through its wholly-owned subsidiaries, is primarily engaged in the development, manufacturing and sale of traditional Chinese medicines derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. In addition, the Company also sells biochemical drugs, medical instruments, traditional Chinese medicine pieces products and dietary supplements (collectively “third-party products”). All of these TCMD and third-party products are currently sold to customers including pharmaceutical companies, hospitals, clinics and drugstore chains throughout China.

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

The development and commercialization of new pharmaceutical products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company may face competition with respect to its current and future pharmaceutical product candidates from major pharmaceutical companies in China.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. Due to the resurgence of COVID-19 pandemic in China in 2022, there had been delays in purchase of raw material supplies and deliver products to the customers of the PRC operating entities on a timely basis as a consequence of the travel restrictions. The prices of the raw materials also increased by about 5% from January 2022 to May 2022 as compared to the same period last year. In addition, the Company has granted some of its customers extended payment terms of 30 days to 120 days since January 2022, as a result of the COVID-19 pandemic. However, based on the present relationship with these customers and the evaluation of their financial health, the Company does not anticipate any material collectability problems. Even though the Company does not expect that the COVID-19 pandemic will have a negative impact on the business operations of the PRC operating entities and the financial results, due to the high uncertainty of the evolving situation, the Company has limited visibility on how the COVID-19 pandemic affects the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID-19 may cause the revenue and cash flows to underperform in the next 12 months from the date the consolidated financial statements are released. The extent of the future impact of the COVID-19 pandemic on the business and results of operations is still uncertain. Any resurgence of the COVID-19 pandemic could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt the Company’s supply chain, and the continued uncertainties associated with COVID-19 may negatively impact the Company’s revenue and cash flows.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that collection is not probable. Allowance for uncollectable balances amounted to $ $791,827 and $446,527 as of September 30, 2022 and 2021, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $120,286 and $116,453 as of September 30, 2022 and 2021, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for raw materials. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2022 and 2021, no allowance for doubtful accounts was deemed necessary, as the Company believes that all advances to suppliers are fully realizable.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs were charged to shareholders’ equity upon the completion of the IPO on March 25, 2021.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from a financial institution, which can be redeemed anytime. The financial institution invests the Company’s fund in certain financial instruments including money market funds and bonds to generate investment income. The short-term investments are deemed to be trading securities and are measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for investment are included in the consolidated statements of operations and comprehensive income over the investment period (see Note 8).

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, short-term investments, advances to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2022 and 2021 based upon the short-term nature of the assets and liabilities. The Company’s investment in equity securities is accounted for using the measurement alternative in accordance with ASC 321, which also approximate its recorded value.

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

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property, plant, and equipment were recorded in operating expenses for the years ended September 30, 2022, 2021 and 2020, respectively.

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

The Company reviews the carrying value of land use rights for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the years ended September 30, 2022, 2021 and 2020, respectively.

Construction-in-Progress (“CIP”)

CIP represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. CIP is not depreciated. Upon completion and ready for intended use, CIP is reclassified to the appropriate category within property, plant and equipment.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2022 and 2021.

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

From March 2009 to September 2017, the Company invested approximately $0.7 million (RMB5 million) in Jiangxi Jian Rural Commercial Bank (“JX RCB Bank”) in exchange for 5% ownership interest in the bank. The purpose of entering into these equity investment agreements with JX RCB Bank was to earn investment income as the bank continues to grow. The Company determined that this investment in equity securities does not have a readily determinable fair value and, accordingly, elected the measurement alternative noted above.

The Company initially recorded the investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. As of September 30, 2022 and 2021, this investment amounted to $702,890 (RMB 5 million) and $744,924 (RMB 5 million), respectively, and was reported as long-term investment in equity investee on the consolidated balance sheets. Investment income amounted to $38,588, $30,827 and $21,820 for the years ended September 30, 2022, 2021 and 2020, respectively.

The investments in equity securities are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment for the Company’s investments in equity securities as of September 30, 2022 and 2021.

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

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its TCMD and third-party products on a gross basis, as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation, namely, the promise is to transfer the individual goods to customers, and there is no separately identifiable other promise in the contracts. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of September 30, 2022 and 2021, the Company did not have contract assets and contract liabilities.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2022, 2021 and 2020 are disclosed in Note 19 of these consolidated financial statements.

Cost of revenue

Cost of revenue consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of plants and machinery, warehousing and overhead associated with the manufacturing process.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2022, 2021 and 2020, total research and development expense were approximately $7,644,375, $5,465,662 and $583,125, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards, social media such as Weibo and WeChat, and TV advertisement. Advertising costs are expensed as incurred or deferred and then expensed the first time the advertising takes place. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $17,527,318, $1,316,654 and $343,962 for the years ended September 30, 2022, 2021 and 2020, respectively.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment (See Note 19).

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2022, 2021 and 2020. The Company does not believe there was any uncertain tax provision at September 30, 2022 and September 30, 2021.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2022, 2021 and 2020. As of September 30, 2022, all of the tax returns of the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2022, 2021 and 2020, there were no dilutive shares.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for Universe INC is the U.S Dollar (“US$”). Universe HK uses Hong Kong dollar as its functional currency. However, Universe INC and Universe HK currently only serve as holding companies and did not have active operations as of the date of this report. The Company operates only in the PRC and the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$.

Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2022	September 30, 2021	September 30, 2020
Year-end spot rate	US$1=RMB7.1135	US$1=RMB6.4580	US$1=RMB6.8033
Average rate	US$1=RMB6.5532	US$1=RMB6.5095	US$1=RMB7.0077

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of income and comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $465,689, $617,145 and $347,312 for the years ended September 30, 2022, 2021 and 2020, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	September 30, 2022	September 30, 2021
Accounts receivable	$15,975,717	$16,020,269
Less: allowance for doubtful accounts	(791,827)	(446,527)
Accounts receivable, net	$15,183,890	$15,573,742

The Company’s accounts receivable primarily includes the balance due from customers when the Company’s pharmaceutical products are sold and delivered to customers. All of the Company’s accounts receivable balance at September 30, 2021 has been collected in the fiscal year 2022. As of date of this report, approximately 71.9%, or $10.9 million, of the Company’s net account receivable balance at September 30, 2022 has been subsequently collected and the remaining balance is expected to be substantially collected before March 31, 2023.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of September 30, 2022	Subsequent collection	% of subsequent collection
Less than 3 months	$6,673,685	$4,135,508	62.0%
From 4 to 6 months	6,970,635	5,360,236	76.9%
From 7 to 9 months	1,554,318	1,089,957	70.1%
From 10 to 12 months	285,871	180,564	63.2%
Over 1 year	491,208	152,711	31.1%
Total gross accounts receivable	15,975,717	10,918,976	68.3%
Allowance for doubtful accounts	(791,827)	-
Accounts Receivable, net	$15,183,890	$10,918,976	71.9%

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (continued)

Allowance for doubtful accounts movement is as follows:

	September 30, 2022	September 30, 2021
Beginning balance	$446,527	$639,991
Additions	419,353	-
Bad debt recovery	-	(225,660)
Foreign currency translation adjustments	(74,053)	32,196
Ending balance	$791,827	$446,527

NOTE 4 — INVENTORY, NET

Inventory consists of the following:

	September 30, 2022	September 30, 2021
Raw materials	$989,043	$607,661
Finished goods	1,337,731	1,971,334
Inventory valuation allowance	(120,286)	(116,453)
Total inventory, net	$2,206,488	$2,462,542

NOTE 5 — ADVANCE TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30, 2022	September 30, 2021
Advances to suppliers for inventory raw materials	$16,701	$2,738,313
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$16,701	$2,738,313

Advances to suppliers represent prepayments made to suppliers to ensure continuous high-quality supplies and favorable purchase prices for raw materials.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PREPAYMENT FOR ADVERTISTING

On September 6, 2021, the Company entered into an advertising service agreement with a third-party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”), pursuant to which, Fengyang Legend assisted the Company in developing and producing TV advertising films for the Company in order to promote the Company’s sales of its major TCMD product, Bainian Pill and Guben Yanling Pill, and coordinating the specific TV Channel to broadcast the advertising films to targeted geographic market areas. The total contracted advertising service fee was RMB55 million (approximately $8.5 million), with an adverting consulting service period of one year from October 1, 2021 to September 30, 2022. Based on contract terms, the Company was required to make a 30% advance payment to Fengyang Legend within 7 business days upon signing the service agreement and make an additional 58% of the contract price to Fengyang Legend when the specific TV channel used for broadcast the TV film was determined. In fiscal year 2021, the Company paid RMB48.4 million (approximately $7.5 million), the amount was recorded as prepayment for advertising on the balance sheets as of September 30, 2021, and recognized as selling expense during fiscal year 2022. The remaining 12% of the contract price, RMB6.6 million (approximately $0.9 million), represented the monthly advertising fees payable when the advertising film was broadcasted through the designated TV channels during the service period.

NOTE 7 — PREPAYMENT FOR ACQUISITION

On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu transfers his 51% ownership in Yunnan Faxi Pharmaceuticals Co., Ltd. (“Yunnan Faxi”) to the Company at the price of RMB72 million (approximately $10.1 million). Based on contract terms, the Company prepaid RMB25 million (approximately $3.5 million) within 3 business days upon signing the letter of intent. As of September 30, 2022, the prepayment was recorded as prepayment for acquisition on the balance sheets. The intended acquisition is expected to be completed and the remaining balance is expected to be paid in June 2023.

NOTE 8 — SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of wealth management financial products purchased from financial institution, which can be redeemed anytime at the Company’s discretion. The financial institution invests the Company’s fund in certain financial instruments including money market funds and bonds to generate investment income. Short-term investments consisted of the following:

	September 30, 2022	September 30, 2021
Beginning balance	$13,725,204	$-
Add: purchase wealth management financial products		15,330,660
Less: redemption		(1,801,927)
Accrued investment income (loss)	(470,477)	239,549
Foreign currency translation adjustments	(106,133)	(43,078)
Ending balance of short-term investments	$13,148,594	$13,725,204

Investment income (loss) generated from such short-term investments amounted to ($470,477), $239,549 and Nil for the years ended September 30, 2022, 2021 and 2020, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	Useful life	September 30, 2022	September 30, 2021
Buildings	20 years	$7,492,360	$7,808,006
Machinery and equipment	5-10 years	77,932	2,047,338
Automobiles	3-5 years	1,912,525	116,370
Office and electric equipment	3-5 years	477,919	489,886
Subtotal		9,960,736	10,461,600
Less: accumulated depreciation		(5,710,098)	(5,780,247)
Property, plant and equipment, net		$4,250,638	$4,681,353

Depreciation expense was $528,919, $441,355 and $404,948 for the years ended September 30, 2022, 2021 and 2020, respectively. Loss from disposal of fixed assets amounted to $983, $1,559 and Nil for the years ended September 30, 2022, 2021 and 2020, respectively.

NOTE 10 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	Useful life	September 30, 2022	September 30, 2021
Land use rights	20 years	$252,757	$278,327
Software	5-10 years	21,217	23,364
Total		273,974	301,691
Less: accumulated amortization		(116,523)	(123,208)
Intangible assets, net		$157,451	$178,483

Amortization expense was $5,030, $5,523 and $5,131 for the years ended September 30, 2022, 2021 and 2020, respectively.

Estimated future amortization expense for intangible assets is as follows:

Years ending September 30,	Amortization expense
2023	$5,055
2024	5,055
2025	5,055
2026	5,055
2027	5,055
Thereafter	132,176
Total	$157,451

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — PREPAYMENT FOR CIP PROJECT

CIP represents direct costs of construction incurred for the Company’s manufacturing facilities. On June 25, 2021, the Company signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan will help the Company construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $23.2 million). The construction work started on August 8, 2021, with an originally estimated completion date on August 7, 2023. However, due to resurgence of the COVID-19 pandemic, which resulted in lingering logistic disruption, material and labor shortage, and domestic travel restriction, the construction work is estimated to be completed in December 2024, and Chenyuan will bear the increased material and labor costs. As of September 30, 2022, the Company had made a prepayment of approximately RMB69.2 million (approximately $9.7 million) to Chenyuan for land improvement, building foundation and the construction of the main body of the manufacturing plants.

As of September 30, 2022, $401,702 (approximately RMB2.9 million) of the prepayment for the CIP project had been used for construction work, and the amount was recorded as property, plant and equipment in the consolidated balance sheets. As of September 30, 2022, the remaining $9.3 million prepayment to Chenyuan was recorded as a prepayment for CIP project on the balance sheets.

As of September 30, 2022, future additional capital expenditure on this CIP project is estimated to be approximately RMB95.8 million (equivalent to $13.5 million), among which approximately $3.5 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, proceeds received from the IPO, and borrowings from PRC banks in the future and use such bank borrowings to support the CIP project, if necessary. The construction of the four manufacturing plant buildings and the office building is expected to be fully completed and put into use by December 2024 and December 2025, respectively.

As of September 30, 2022, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Years ending September 30,	Capital Expenditure on CIP
2023	$3,479,306
2024	9,988,066
Total	$13,467,372

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — PREPAYMENT FOR PURCHASE OF A PROPERTY

On May 6, 2021, the Company entered into a real estate property purchase agreement with related party Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% equity interest as of the date of that agreement. Pursuant to the property purchase agreement, Jiangxi Yueshang will sell and the Company will purchase a certain residential apartment and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.50 million). Pursuant to this agreement, the Company was required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable upon the availability of a certificate of occupancy, and 30% of the total purchase price payable upon delivery of the property.

As of September 30, 2022, the Company had made a prepayment of RMB16 million (approximately $2.25 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024. Since the property is located in the urban downtown area of Ji’an City, the Company plans to use the property for offices in late 2024.

NOTE 13 — SHORT-TERM BANK LOANS

Short-term bank loans consist of the following:

	Note	September 30, 2022	September 30, 2021
Short-term bank loans:
Loans payable to Jiangxi Luling Rural Commercial Bank (“LRC Bank”):
Maturity date on June 15, 2022, interest rate 4.81% per annum	(1)	$-	$1,548,000
Maturity date on March 17, 2022, interest rate 4.81% per annum	(2)	-	1,238,400
Maturity date on March 13, 2023, interest rate 4.62% per annum	(3)	1,124,624	-
Maturity date on June 14, 2023, interest rate 4.62% per annum	(4)	1,405,780
Bank of Communications Co., Ltd
Maturity date on June 30, 2022, interest rate 4.50% per annum	(5)	-	1,548,000
Maturity date on June 24, 2023, interest rate 4.20% per annum	(6)	1,405,780
Total short-term loans		$3,936,184	$4,334,400

(1)	On June 16, 2021, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Jiangxi Luling Rural Commercial Bank (“LRC Bank”) to borrow RMB10 million (equivalent to $1,548,000) as working capital for one year, with the maturity date on June 15, 2022. The fixed interest rate of the loan was 4.81% per annum. There was no guarantee requirement for this loan. The loan was fully repaid upon maturity.

(2)	On March 18, 2021, the Company’s subsidiary, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,238,400) as working capital for one year, with the maturity date on March 17, 2022. The fixed interest rate of the loan was 4.81% per annum. There was no guarantee requirement for this loan. The loan was fully repaid upon maturity.

(3)	On March 14, 2022, the Company’s subsidiary, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,124,624) as working capital for one year, with the maturity date on March 13, 2023. The fixed interest rate of the loan was 4.62% per annum. There was no guarantee requirement for this loan.

(4)	On June 15, 2022, the Company’s subsidiary, Jiangxi Universe, entered into a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,405,780) as working capital for one year, with the maturity date on June 14, 2023. The fixed interest rate of the loan was 4.62% per annum. Certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, chairman of the board of directors, and chief executive officer, Ms. Lin Yang, the Company’s chief financial officer, Ms. Xing Wu, Mr. Gang Lai’s spouse, and the Company’s WFOE, Universe Technology, jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

(5)	On June 30, 2021, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,548,000) as working capital for one year, with the maturity date on June 30, 2022. The fixed interest rate of the loan was 4.5% per annum. Certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, Mr. Gang Lai’s spouse, Mrs. Xing Wu, and the Company’s subsidiary, Universe Trade, jointly signed guarantee agreements with Bank of Communications to provide credit guarantees for this loan. The loan was fully repaid upon maturity.

(6)	On June 24, 2022, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,405,780) as working capital for one year, with the maturity date on June 24, 2023. The fixed interest rate of the loan was 4.2% per annum. Jiangxi Province Financing Guarantee Group Co., Ltd., an unrelated third party, signed a guarantee agreement with Bank of Communications to provide credit guarantee for this loan.

For the above-mentioned loans, the Company recorded a total interest expense of $199,852, $149,303 and $157,528 for the years ended September 30, 2022, 2021 and 2020, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — RELATED PARTY TRANSACTIONS

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	The Company’s controlling shareholder, Chief Executive Officer and chairman of the Company’s Board of Directors
Ms. Lin Yang	Chief Financial Officer and Director
Greatest Group (China) Financial Management Limited (“Greatest Group”)	One of the Company’s minority shareholders owns 8.7% of the ownership interest in this entity
Foshan Shangyu Investment Holding Co., Ltd (“Foshan Shangyu”)	An affiliated entity of the Company, 90% owned by and controlled by the Company’s Chief Executive Officer

(b) Due from related parties

	September 30, 2022	September 30, 2021
Name
Greatest Group	$-	$235,438
Foshan Shangyu	-	1,544
Total due from related parties	$-	$236,982

The Company’s due from related parties were interest free and due on demand. The September 30, 2021 due from related parties balance has been subsequently collected back and the Company does not have the intention to make additional cash advance to related parties going forward.

(c) Due to related parties

	September 30, 2022	September 30, 2021
Name
Mr. Gang Lai	$3,379,263	$-
Mrs. Lin Yang	-	19,723
Total due to related parties	$3,379,263	$19,723

As of September 30, 2022 and 2021, the balance due to related parties mainly consisted of advances from the Company’s officers for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

(d) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from Bank of Communications, certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, chairman of the board of directors, and chief executive officer, Mr. Gang Lai’s spouse, Ms. Xing Wu, and the Company’s subsidiary, Universe Trade, jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for these loans.

In connection with the Company’s bank borrowings from LRC Bank, the Company’s chief executive officer, Mr. Gang Lai, signed a guarantee agreement with LRC Bank to provide a credit guarantee for the Company’s loans from LRC Bank within the loan period (see Note 13).

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — RELATED PARTY TRANSACTIONS (continued)

(e) Prepayment to related party for property purchase

As disclosed in Note 12, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.5 million). As of September 30, 2022, the Company had made a prepayment of RMB16 million ($2,249,248) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024.

On January 13, 2022, Mr. Gang Lai transferred the 5% equity interest he owned in Jiangxi Yueshang to a third party. As such, after this date, Jiangxi Yueshang is no longer our related party.

NOTE 15 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Universe INC is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Universe HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Universe HK did not generate any assessable profits derived from Hong Kong sources for the years ended September 30, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of the Company’s main operating subsidiaries in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2016 with a term of three years. In December 2019, Jiangxi Universe successfully renewed its HNTE certification with local government and will continue to enjoy the reduced income tax rate of 15% for another three years through December 2022. In November 2022, Jiangxi Universe successfully further renewed its HNTE certification with local government and will continue to enjoy the reduced income tax rate of 15% for another three years through November 2025. Universe Trade, another operating subsidiary of the Company in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2020 with a term of three years through December 2023. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2022, 2021 and 2020 were reported at a blended reduced rate as a result of certain of the PRC subsidiaries of the Company’s being approved as a HNTE and enjoying a 15% reduced income tax rate. The impact of the tax holidays noted above decreased PRC corporate income taxes by $694,955, $1,518,979 and $118,986 for the years ended September 30, 2022, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.03, $0.09 and $0.01 for the years ended September 30, 2022, 2021 and 2020, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — TAXES (continued)

The components of the income tax provision (benefit) are as follows:

	For the Years Ended September 30,
	2022	2021	2020
Current tax provision:
Cayman	$-	$-	$-
Hong Kong	-	-	-
PRC	1,357,697	3,026,867	2,552,097
Sub-total	1,357,697	3,026,867	2,552,097
Deferred tax provision (benefit):
Cayman	-	-
Hong Kong	-	-
PRC	(605,278)	(668,341)	(9,886)
Sub-total	(605,278)	(668,341)	(9,886)
Total income tax provision	$752,419	$2,358,526	$2,542,211

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2022, 2021 and 2020:

	For the Years Ended September 30,
	2022	2021	2020
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	(8.7)%	(11.0)%	(1.1)%
Permanent difference	(22.3)%	-%	-%
Non-PRC entities not subject to PRC income tax	(3.4)%	2.0%	1.3%
Impact on DTA due to change in applicable income tax rate	-%	0.6%	-%
Change in valuation allowance	-%	0.5%	-%
Effective tax rate	(9.4)%	17.1%	25.2%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2022, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Deferred tax assets are composed of the following:

	September 30, 2022	September 30, 2021
Deferred tax assets:
Net operating loss carry-forwards	$1,210,855	$785,550
Allowance for doubtful accounts	136,817	84,447
Total	1,347,672	869,997
Valuation allowance		-
Total deferred tax assets	$1,347,672	$869,997

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — TAXES (continued)

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Although Jiangxi Universe incurred a net loss during the year ended September 30, 2022, the Company determined that it is more likely than not that its deferred tax assets could be realized due to the estimated future earnings in Jiangxi Universe.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2022	September 30, 2021
Income tax payable	$-	$669,780
Value added tax payable	115,087	326,468
Other taxes payable	52,263	105,212
Total taxes payable	$167,350	$1,101,460

NOTE 16 — CONCENTRATIONS

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

As of September 30, 2022 and 2021, $5,711,423 and $5,892,655 of the Company’s cash, respectively, was on deposit at financial institutions in the PRC where no existing rule or regulation requires such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended September 30, 2022, 2021 and 2020, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the years ended September 30, 2022, 2021 and 2020, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 32.2%, 30.4% and 33.3% of the total revenue for the years ended September 30, 2022, 2021 and 2020, respectively.

Sales of one of the Company’s major products, Guben Yanling Pill, accounted for 42.5%, 40.3% and 38.2% of the Company’s total revenue for the years ended September 30, 2022, 2021 and 2020, respectively.

As of September 30, 2022 and 2021, no customer accounted for more than 10% of the total accounts receivable balance.

As of September 30, 2022, one supplier accounted for 100% of the total advance to supplier balance. As of September 30, 2021, two suppliers accounted for 35.3% and 28.0% of the total advance to supplier balance.

For the year ended September 30, 2022, one supplier accounted for approximately 10.3% of the total purchases. For the year ended September 30, 2021, no supplier accounted for more than 10% of the total purchases, respectively. For the year ended September 30, 2020, two suppliers accounted for approximately 19.6% and 13.6% of the total purchases, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Universe INC was incorporated under the laws of the Cayman Islands on December 11, 2019. The original authorized number of ordinary shares was 50,000 shares with par value of US$1.00 per share and 50,000 shares were issued. On August 7, 2020, the Company amended its Memorandum of Association to increase the authorized number of shares to 100,000,000 shares with par value of $0.003125 per share, and subdivide the original issued shares from 50,000 shares at par value of $1.00 per share to 16,000,000 ordinary shares with par value of $0.003125 per share. As a result of this forward split of the outstanding ordinary shares at a ratio of 320-for-1 share, a total of 16,000,000 shares were issued and outstanding after the split. The issuance of these 16,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Initial Public Offering

On March 25, 2021, the Company closed its IPO of 5,000,000 ordinary shares at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on March 31, 2021. Gross proceeds of the IPO, including the proceeds from the sale of the over-allotment shares, totaled $28.75 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021.

As of September 30, 2022 and 2021, the Company had a total of 21,750,000 ordinary shares issued and outstanding.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, for a nominal consideration of $0.001 per warrant, to purchase 300,000 ordinary shares of the Company (equal to 6% of the total number of ordinary shares sold in the IPO, not including any ordinary shares sold in the over-allotment option) (the “Underwriter Warrants”). The Underwriter Warrants have a term of five years, with an exercise price of $5.50 per share (equal to 110% of the Company’s IPO offering price of $5.00 per share). The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable for five (5) years, and will terminate on the fifth anniversary of the closing of the IPO. Management determined that the Underwriter Warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2022, the Underwriter Warrants were issued and outstanding, but none of them has been exercised. For the years ended September 30, 2022 and 2021, the Underwriter Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

Cash dividends

On September 21, 2016, September 13, 2017, February 2, 2018, September 20, 2018 and February 21, 2019, the board of directors of Jiangxi Universe approved resolutions to pay cash dividends of RMB40 million, RMB30 million, RMB20 million, RMB10 million and RMB30 million, respectively, to its shareholders at the time of record out of the retained earnings balance of Jiangxi Universe, to be paid to these shareholders when there are sufficient available earnings and the Company has sufficient funds. A total of RMB130 million (approximately $19.1 million) cash dividend was declared from September 2016 to February 2019, among which, approximately RMB20 million ($3.1 million) was paid in cash to its shareholders in 2018 and the remaining RMB110 million ($16 million) was paid to its shareholders in 2019. There were no additional cash dividends paid during the years ended September 30, 2022, 2021 and 2020.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHAREHOLDERS’ EQUITY (continued)

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

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of September 30, 2022 and 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,439,535, and total restricted net assets amounted to $31,786,663.

Cash transfer between the Company and its subsidiaries

For the year ended September 30, 2022, the Company received cash in the amount of $303,746 from its subsidiary in Hong Kong, and the WFOE transferred cash in the amount of $5,211,231 to Jiangxi Universe. For the year ended September 30, 2021, the Company transferred cash in the amount of $11,358,764 to its subsidiary in Hong Kong, and the Company’s Hong Kong subsidiary, via the WFOE, further transferred cash in the amount of $6,807,507 to the PRC subsidiaries. For the year ended September 30, 2020, there was no cash transferred from the Company to its PRC subsidiaries. The assets transfer was for business operation purpose. There was no distribution of earnings by the PRC operating subsidiaries to the Company during the years ended September 30, 2022, 2021 and 2020, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2022, 2021 and 2020, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of September 30, 2022, future minimum capital expenditures on the Company’s CIP project amounted to approximately $13.5 million, among which, approximately $3.5 million is required for the next 12 months from the date of this report (see Note 11).

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to, and regularly reviewed by, the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company develops, manufactures and sells TCMD products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. In addition, the Company also sells biochemical drugs, medical instruments, Traditional Chinese Medicine Pieces products and dietary supplements manufactured by third-party pharmaceutical companies. All of these products are currently sold in China.

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

Revenue by product source

	For Years ended September 30,
	2022	2021	2020
Sales of TCMD products manufactured by the Company	$23,988,177	$29,559,286	$18,374,751
Sales of third-party products	16,154,974	18,422,745	12,329,209
Total revenue	$40,143,151	$47,982,031	$30,703,960

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2022, 2021 and 2020 was as follows:

	For Years ended September 30,
	2022	2021	2020
Sales of TCMD products:
Medicinal liquor products	1,095,336	1,951,679	1,616,080
Other chronic condition treatment products	19,140,419	22,978,001	14,059,403
Cold and flu medicines	3,752,422	4,629,606	2,699,268
Sub-total of TCMD products sales	23,988,177	29,559,286	18,374,751

Sales of third-party products
Biochemical drugs	13,730,424	16,082,546	10,325,411
Traditional Chinese medicine pieces	30,202	20,705	47,097
Medical instruments	2,394,348	2,318,536	1,950,238
Dietary supplements	-	958	6,463
Subtotal of third-party products sales	16,154,974	18,422,745	12,329,209

Total revenue	$40,143,151	$47,982,031	$30,703,960

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — SUBSEQUENT EVENTS

The Company evaluated the subsequent event through the date of this report, and concluded that there are no material reportable subsequent events need to be disclosed.

NOTE 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

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

As of September 30, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2022	September 30, 2021
Current assets
Cash	28,917	110,393
Short-term investments	13,148,594	13,725,204
Total current assets	13,177,511	13,835,597

Non-current assets
Investment in subsidiaries	33,264,812	45,098,756

Total assets	46,442,323	58,934,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	-	-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares issued and outstanding as of September 30, 2021 and 2020	67,969	67,969
Additional paid-in capital	29,279,159	29,279,159
Retained earnings	18,761,900	27,498,466
Accumulated other comprehensive income	(1,666,705)	2,088,759
Total shareholders’ equity	46,442,323	58,934,353

Total liabilities and shareholders’ equity	46,442,323	58,934,353

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2022	2021	2020
Operating costs and expenses:
General and administrative expenses	$(384,214)	$(1,177,869)	$-

Other income (expenses):
Income from short-term investments	(470,477)	239,549	-
Other expenses	(420)	(60,751)	-

Equity in earnings of subsidiaries	(7,881,455)	12,319,023	7,558,222

Net income	(8,736,566)	11,319,952	7,558,222
Foreign currency translation adjustments	(3,755,464)	1,193,369	860,623
Comprehensive income attributable to the Company	$(12,492,030)	$12,513,321	$8,418,845

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(8,736,566)	$11,319,952	$7,558,222
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	7,881,455	(12,319,027)	(7,558,222)
Short-term investment income	470,477
Net cash used in operating activities	(384,634)	(999,075)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for short-term investments	-	(15,330,660)	-
Redemption of short-term investments	-	1,801,927	-
Net cash used in investing activities	-	(13,528,733)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares in IPO	-	25,957,457	-
Cash lent to subsidiaries	-	(11,358,764)	-
Cash repayment from subsidiaries	303,746	-	-
Net cash provided by financing activities	303,746	14,598,693	-

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(588)	39,508	-

CHANGES IN CASH	(81,476)	110,393	-

CASH, beginning of year	110,393	-	-

CASH, end of year	$28,917	$110,393	$-