Form 20-F
period 2023-09-30
Universe Pharmaceuticals INC
filed 2024-01-30
CIK 1809616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

An aggregate of 3,645,974 ordinary shares, par value $0.01875 per share, as of September 30, 2023.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“fiscal year” are to the period from October 1 to September 30 of the next calendar year;

●	“Jiangxi Universe” are to Jiangxi Universe Pharmaceuticals Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Universe Technology (as defined below) and an indirect wholly owned subsidiary of the Company;

●	“PRC operating entities” are to Jiangxi Universe and its subsidiaries;

●	“RMB” and Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to the ordinary shares of the Company, par value $0.01875 per share;

●	“SEC” are to the U.S. Securities Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“TCM” are to traditional Chinese medicine;

●	“TCMD” are to traditional Chinese medicine derivatives;

●	“Universe Hanhe” are to Guangzhou Universe Hanhe Medical Research Co., Ltd., a PRC formed on May 12, 2021, a wholly-owned subsidiary of Jiangxi Universe;

●	“Universe HK” are to the Company’s wholly owned subsidiary, Universe Pharmaceuticals Group (International) Limited, a company incorporated in Hong Kong;

●	“Universe Technology” are to Jiangxi Universe Pharmaceuticals Technology Co., Ltd., a limited liability company organized under the laws of the PRC, and is wholly owned by Universe HK;

●	“Universe Trade” are to Jiangxi Universe Pharmaceuticals Trade Co., Ltd., a PRC company formed in 2010, a wholly-owned subsidiary of Jiangxi Universe;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” or the “Company”, are to one or more of Universe Pharmaceuticals INC, an exempted company incorporated in the Cayman Islands.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2023	2022	2021
At the end of the year - RMB	RMB 7.2960 to $1.00	RMB 7.1135 to $1.00	RMB 6.4580 to $1.00
Average rate for the year - RMB	RMB 7.0533 to $1.00	RMB 6.5532 to $1.00	RMB 6.5095 to $1.00

ii

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

This annual report refers to (i) Universe Pharmaceuticals INC, the Cayman Islands holding company, as “we”, “our”, “us”, or the “Company”, (ii) the Company’s subsidiaries, as “our subsidiaries,” (iii) Jiangxi Universe Pharmaceuticals Co., Ltd., the Company’s indirect wholly owned subsidiary in China (“Jiangxi Universe”) and its subsidiaries, which are domiciled in China and conducting business operations in China, as the “PRC operating entities.” The Company does not conduct any operations.

We are a Cayman Islands holding company with no operations of our own and not a PRC operating company. Our operations are conducted in China by our PRC subsidiaries. Investors in our securities are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the ultimate Cayman Islands holding company. Therefore, you will not directly hold any equity interests in our operating companies. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company as a result of our organizational structure and doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” We directly hold 100% equity interests in our subsidiaries, and we do not currently use a variable interest entity (“VIE”) structure.

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

As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, AllBright Law Offices (Fuzhou), we are not subject to cybersecurity review by the Cyberspace Administration of China, or the CAC, since we currently do not possess any personal information of users in our business operations. It is unlikely for us to have over one million users’ personal information and we do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are not subject to network data security review by the CAC if Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which became effective on March 31, 2023. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. Under the Overseas Listings Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises otherwise subject to filing that have been listed overseas or met the following circumstances are considered existing enterprises: the application of such enterprises for indirect overseas securities issuance and listing has been approved by the applicable overseas regulators or overseas stock exchanges (e.g., an applicable registration statement has been declared effective by the SEC) before the effectiveness of the Trial Measures, and are not required to re-perform issuance and listing supervision procedures with the overseas regulators or overseas stock exchanges, and the overseas issuance and listing of such enterprises will be completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they conduct refinancing activities or other matters requiring filings in the future. In the opinion of our PRC legal counsel, AllBright Law Offices (Fuzhou), as a domestic company listed on Nasdaq since March 2021, and not currently conducting refinancing or other activities that require filings, we are not required to file with the CSRC in accordance with the Trial Measures at this time. However, in the event that we conduct subsequent offerings, we could be subject to filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China— The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

If we do not receive or maintain any required approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

In addition, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, YCM CPA INC., is headquartered in California and has been inspected by the PCAOB. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.”

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

Subject to certain contractual, legal and regulatory restrictions, and our internal cash management policy, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. If needed, our Cayman Islands holding company can transfer cash to our PRC subsidiaries through loans and/or capital contributions, and our PRC subsidiaries can transfer cash to our Cayman Islands holding company through issuing dividends or other distributions. Our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiate a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Cash flows have occurred between our Cayman Islands holding company and our subsidiaries. From October 1, 2023 to the date of this annual report, the Cayman Islands holding company does not receive cash transfer from its subsidiaries. For the year ended September 30, 2023 and 2022, the Cayman Islands holding company received cash in the amount of $127,827 and $303,746 from its subsidiary in Hong Kong for the payment of directors’ compensation and professional service fees, respectively. The Cayman Islands holding company has not received cash transfer from its subsidiaries for the year ended September 30, 2021. There was no distribution of earnings by our PRC subsidiaries to the Cayman Islands holding company during the years ended September 30, 2021, 2022 and 2023, and from October 1, 2023 to the date of this annual report. In the fiscal year ended September 30, 2021, our Company transferred the net proceeds from its initial public offering, through Universe HK and Universe Technology, to Jiangxi Universe and its subsidiaries, in the amount of $6,807,507, to be used for general corporate purposes. In the years ended September 30, 2022 and 2023, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. From October 1, 2023 to the date of this annual report, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and our audited consolidated financial statements for the fiscal years ended September 30, 2023, 2022, and 2021.

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

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Universe HK only out of their respective accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Our principal raw materials include angelica, codonopsis, poria mushroom isatis root, ginseng, and other herbs and plant extracts. These raw materials are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our ability to reduce our exposure to increases in such costs through a variety of ways, while maintaining and improving margins and market share. The manufacturers of such raw materials are also subject to price volatility and labor cost and other inflationary pressures, which may in turn result in an increase in the amount we pay for sourced products. Raw materials and sourced product price increases may offset our productivity gains and price increases and may adversely impact our financial results.

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

We have made substantial investment in advertising our products in order to improve our brand awareness and our market position. In particular, in the fiscal year ended September 30, 2021, we started to advertise our products through television advertisement. For example, on September 6, 2021, we entered into a service agreement with an advertising agency, engaging such agency to develop and produce a television advertisement for our signature TCMD products, Bai Nian Dan and Guben Yanling Pill, and to coordinate with a television channel to air the advertisement to audience in certain our target markets, with a term of one year from October 1, 2021 to September 30, 2022. In the fiscal year ended September 30, 2022, we entered into an advertising service agreement with a third-party, Health Headline Technology Co., Ltd. (“Health Headline”), pursuant to which, Health Headline provided media advertising services to promote our brand on the Health Headline website and mobile app, with a service period of ten months from March 1, 2022 to December 31, 2022. For the fiscal year ended September 30, 2023, we renewed the advertising services arrangement with Health Headline by entering a new service agreement with Health Headline with a service period of ten months from March 1, 2023 to December 31, 2023. As of the date of this annual report, there has been no renewal of the advertising service agreement with Health Headline. In addition, we incurred substantial advertising expenditures to maintain and enhance our brand and our products, which may not prove successful. Television advertising and other brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. Additionally, there could be a negative reaction to certain advertising campaigns. If we fail to promote our brand, or if we incur excessive expenses in this effort, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts or to achieve the desired brand awareness that is critical for our success.

Our future success depends in part on our ability to increase our production capacity, and we may not able to do so in a cost-effective manner. We have engaged a third-party sub-contractor to build manufacturing facilities and an office building for us, and we may encounter challenges relating to the construction, management and operation of such facilities.

To the extent we are successful in growing our business, we may need to increase our production capacity. We entered into a construction agreement with a sub-contractor, who will construct four manufacturing factories and an office building for us, with a total maximum budget of approximately RMB165 million (US$23.2 million). The construction started on August 8, 2021, with an originally estimated completion date on August 7, 2023. However, due to resurgence in the number of COVID cases, which resulted in logistic disruptions, material and labor shortage, and domestic travel restriction, the construction work is estimated to be completed in December 2025, and the sub-contractor will bear the increased material and labor costs. Our ability to construct such additional facilities is subject to risks and uncertainties. The construction of any new facilities will be subject to risks inherent in the development and construction, including risks of delays and cost overruns as a result of factors outside of our control, which may include delays in government approvals, burdensome permitting conditions, and delays in the delivery of manufacturing equipment or raw materials required for the construction. Additionally, we also depend on the third-party sub-contractor for the development of new facilities, and as such, we are subject to the risk that such third parties do not fulfill their obligations to us under the contraction agreement.

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

The COVID-19 pandemic have been and could continue to materially and adversely affect our business and results of operations.

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although on December 9, 2022, China announced that it was officially moving towards reopening and gradually lifting travel restrictions, after nearly 3 years of adherering to its dynamic zero-COVID policy, the COVID-19 pandemic continues to threaten global economies and cause significant market volatility and declines in general economic activities of China. In the fiscal year ended September 30, 2023, slowdown in economy caused by the COVID-19 pandemic has led to a decline in customers’ spending power, and we changed our pricing strategy to decrease the per unit price of our TCMD products in an effort to increase sales volume and market share during this challenging period. The average selling price of our TCMD products decreased by 50.0% in the fiscal year ended September 30, 2023 as compared to the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2022, due to resurgence of COVID-19 pandemic in China and related restrictive measures, including travel restrictions, the PRC operating entities experienced delays in the receipt of purchased raw materials from suppliers and in delivering products to customers. The prices of the raw materials increased by about 5% as compared to the fiscal year ended September 30, 2021. In addition, we granted some customers extended payment terms of 30 days to 120 days. However, based on our present relationship with these customers and our evaluation of their financial conditions, we do not anticipate any material collectability problems. The continued uncertainties associated with the COVID-19 pandemic worldwide may cause our revenue and cash flows to underperform in the next 12 months from the date of this annual report. The extent of the future impact of the COVID-19 pandemic on our business and the results of operations is still uncertain.

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

We expect that our business will grow in the long run, which may place a significant strain on our management, personnel, systems and resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology and workforce. We must also maintain close coordination among our compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

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

We currently own 73 patents and 99 trademarks in China. We believe that our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be deemed to be valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property by a court or administrative body having jurisdiction over such matters. Although we have filed additional patent applications with Patent Administration Department of PRC, there is no assurance that they will be granted.

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

Our manufacturing operations produced approximately 57.5%, 59.8% and 61.6% of the total value of the products we sold for the fiscal year ended September 30, 2023, 2022 and 2021, respectively. Our products are produced in our manufacturing facility located in Jinggangshan, Jiangxi Province, China. For the year ended September 30, 2023, one supplier accounted for 29.6% of our total purchases. For the fiscal year ended September 30, 2022, one supplier accounted for approximately 10.3% of our total purchases. For the fiscal year ended September 30, 2021, no supplier accounted for more than 10% of our total purchases. In the event any of our third-party suppliers or vendors becomes unable or unwilling to continue to provide raw materials in the required volumes or quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to identity and obtain alternative supply sources, our business could be adversely affected. Any significant disruption in our operations at our manufacturing facility for any reason, including government-imposed regulatory requirements, the loss of certifications, power interruptions, fires, war, or other force of nature, could disrupt our supply of products, adversely affecting our sales and customer relationships.

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

In the fiscal year ended September 30, 2023, we incurred $4.9 million research and development expenses, a 36.4% decrease compared to the expenses in the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2022, we incurred $7.6 million of research and development expenses, a 39.9% increase compared to the expenses in the fiscal year ended September 30, 2021. In order to diversify our profit portfolio, a large portion of the research and development expenses in the fiscal year ended September 30, 2022 was spent on developing and testing eight new products. In the fiscal year ended September 30, 2021, we incurred $5.47 million of research and development expenses. In order to diversify our profit portfolio, a large portion of the research and development expenses in the fiscal year ended September 30, 2021 was spent on developing and testing eight new products.

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

On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that it could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. Moving forward, the PCAOB will continue to demand complete access in mainland China and Hong Kong. Despite the PCAOB’s announcement, Chinese authorities will need to ensure that the PCAOB continues to have full access for inspections and investigations in 2024 and beyond, or the threat for Chinese companies listed on U.S. stock exchanges has not been relieved.

Our auditor, YCM CPA INC., is headquartered in California. YCM CPA Inc. has been subject to PCAOB inspections and is not subject to the determinations announced by the PCAOB on December 16, 2021. If, for whatever reason, the PCAOB is unable to conduct full inspections of our auditor, uncertainty under the HFCA Act could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. The risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

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

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, AllBright Law Offices (Fuzhou), neither the operations of our PRC subsidiaries, nor of the PRC operating entities are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, given that our PRC subsidiaries and the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies , including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in mainland China limited by shares and an offshore company whose main business operations are in mainland China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. A fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Regulations, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “China-based companies” refer to companies in mainland China limited by shares which are directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. These China-based companies shall obtain the approvals from relevant authorities and file with the competent confidential administration authorities when providing or publicly filing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly filing such documents and materials through its offshore listing entity. In addition, China-based companies shall complete corresponding procedures when (i) providing or publicly filing documents and materials which may adversely affect national security and public interests to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly filing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals. These China-based companies are also required to provide written statements as to whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. If a China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials, which may adversely affect national security and public interests, have been leaked or have leakage risks, it should take remedial measures immediately and report to the relevant authorities.

In the opinion of our PRC legal counsel, AllBright Law Offices (Fuzhou), as a domestic company listed on Nasdaq since March 2021, and not currently conducting refinancing or other activities that require filings, we are not required to file with the CSRC in accordance with the Overseas Listing Regulations at this time. However, in the event that we conduct subsequent offerings, we could be subject to filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Furthermore, the governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, shutting down part or all of our operations, limiting our ability to pay dividends outside of China, delaying or restricting the repatriation of the proceeds from an offering into China, or may take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ordinary shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or requirements that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

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

As a holding company, we conduct all of our business through the PRC operating entities incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166, 168 of the Company Law of the PRC (Amended in 2018) (the “PRC Company Law”), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

The EIT Law and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, with a preferential enterprise tax rate of 15%. Our subsidiaries, Jiangxi Universe and Universe Trade, were accredited as HNTE and enjoy the reduced income tax rate of 15% for three years through November 2025 and December 2023, respectively. According to the relevant administrative measures, to qualify as an “HNTE,” a company must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to review by the relevant government authorities in China every three years, and in practice, certain local tax authorities may require annual evaluation of the qualification. Universe Trade did not successfully renew its HNTE status at the end of December 2022 and, therefore, will be subject to the standard PRC enterprise income tax rate of 25% starting from January 2024. In the event that Jiangxi Universe fails to renew its status as HNTE with the local tax authority upon expiration of its HNTE status in November 2025, it will be subject to the standard PRC enterprise income tax rate of 25%.

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

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of mainland China for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “—Under the EIT Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Although we believe that, as of the date of this annual report, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

Our current marketing relies on advertisements on media platforms. The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of “false advertisement” by the State Administration for Industry and Commerce of the PRC (the “SAIC”). If any of the advertisements published by our customers is deemed to be a “false advertisement” by the SAIC or its local branch, we could be subject to various penalties, such as discontinuation of publishing the target advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement. Any such penalties may disrupt our business and our competition with competitors, and could affect our results of operations and financial conditions.

We were not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds prior to April 2020, and as a result, we may be subject to penalties for such non-compliance.

Pursuant to the Social Insurance Law of the PRC (the “Social Insurance Law”), which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, and the Administrative Regulations on the Housing Provident Funds, which was promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers are required to make contributions, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Prior to April 2020, we only contributed to the social insurance and housing provident funds for some, but not all, of our employees. Since April 2020, we have started contributing to the social insurance and housing funds for our eligible full-time employees in accordance with the aforementioned PRC laws and regulations. Even though we are currently making contributions in accordance with applicable PRC laws, there is a risk that the labor security administration authority may take enforcement action to collect from us all the outstanding contributions of the social insurance required to be made for the employees in the past, and we may be subject to a late charge at the rate of 0.05% per day on the total outstanding contribution.

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

We are a Cayman Islands exempted company with limited liability and most of our assets are located outside of the United States. In addition, almost all of our directors and officers are nationals or residents of the PRC, including our chief executive officer and chairman of the board of directors, Mr. Gang Lai, our chief financial officer, Ms. Lin Yang, and our directors, Mr. Jiawen Pang, Mr. Yongping Yu and Mr. Ding Zheng, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon our directors and executive officers. It may also be difficult for you to enforce in the United States courts judgments obtained in the United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States.

We have been advised by our Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

Pharmaceutical production and distribution activities that we conduct through our PRC subsidiaries are not subject to foreign investment restrictions or prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (Edition 2022) (the “2022 Negative List”). We do not intend to conduct any types of business activities restricted or prohibited under the 2021 Negative List in the future. However, it is unclear whether any updated “negative list” to be published by the State Council in the future will be different from the 2022 Negative List. If future laws, administrative regulations or provisions of the State Council set forth restrictions or prohibitions on foreign investment in our current business activities, and that our PRC subsidiaries are recognized as “foreign investment enterprises,” we may be required to take appropriate and timely measures to comply with such regulatory requirements. If we fail to do so, our business operations could be materially and adversely affected.

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

The trading price of our ordinary shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our shares, regardless of our actual operating performance.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended September 30, 2023, we identified material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses and control deficiencies, we have undertaken certain remedial steps and plan to continue taking remedial measures, including:

(i)	recruiting qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework. Since very few companies in Ji’an, Jiangxi Province, the area in which our main PRC operating subsidiaries are located, have sought public listing on a U.S. exchange, we have difficulty identifying qualified accounting candidates with U.S. GAAP experience and expertise. We plan to search for qualified personnel in other regions of China; and

(ii)	implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s amended and restated articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total outstanding shares carrying the right to vote at such general meeting of the Company.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no operations of our own, our operations are conducted in China through our wholly owned indirect PRC subsidiary, Jiangxi Universe, and its subsidiaries. Investors in our securities are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the ultimate Cayman Islands holding company. Therefore, you will not directly hold any equity interests in the operating entities. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company as a result of our organizational structure and doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Through the PRC operating entities, we are a pharmaceutical company based in Jiangxi, China, specializing in the manufacturing, marketing, sales and distribution of TCMD products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The PRC operating entities have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products, which are sold in approximately 261 cities of 30 provinces in China. In addition, through our subsidiary Universe Trade, we sell not only our own TCMD products, but also biomedical drugs medical instruments, Traditional Chinese Medicine Pieces (“TCMPs”), and dietary supplements manufactured by third-party pharmaceutical companies.

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

As people age, they have an increasing risk of developing chronic health conditions. According to a report published by the Chinese Center for Disease Control and Prevention in March 2019, 75.8% of seniors have at least one chronic health condition, and 35.1% of them have two or more. According to the “Blue Book of Elderly Health (2020-2021)” released in December 2021 by the Chinese Academy of Medical Sciences, the School of Public Health of Peking Union Medical College and the Social Sciences Literature Publishing House, the prevalence of hypertension, diabetes and hypercholesterolemia in Chinese residents aged 60 and above is 58.3%, 19.4% and 10.5%, respectively, and more than 3/4 of the residents have multiple disease coexistence, and with the increase of age, the prevalence of chronic diseases increases. Some of the most common chronic diseases in the elderly include arthritis, chronic kidney disease, fatigue, and low back pain. The PRC operating entities’ products under the category of chronic condition treatments are designed to address some of the aforementioned diseases. The PRC operating entities’ cold and flu medicines, on the other hand, include products designed to treat and relieve symptoms of respiratory illnesses caused by bacteria and viruses.

The PRC operating entities’ third-party products. Through our subsidiary, Universe Trade, we also distribute and sell products manufactured by third-party producers, including biomedical drugs, medical instruments, TCMPs and dietary supplements. For the years ended September 30, 2023, 2022 and 2021, we distributed around 2,239, 2,785 and 2,766 types of third-party products, respectively.

The PRC operating entities’ Customers. The PRC operating entities’ major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

The PRC operating entities’ customer base decreased slightly from a total of 2,708 as of September 30, 2021 to 2,651 as of September 30, 2022, and further decreased to 2,541 as of September 30, 2023. The revenues from selling the PRC operating entities’ own products decreased from $29,559,286 for the fiscal year ended September 30, 2021 to $23,988,177 for the fiscal year ended September 30, 2022 due to our inability to timely fulfill the orders of our customer in 2022 due to the resurgence of COVID-19 cases in China, and further decreased to $18,572,658 for the fiscal year ended September 30, 2023, as we changed our pricing strategy and decreased selling price of our TCMD products to increase sales volume and market share. The revenues from distributing and selling third-party products decreased from $18,422,745 for the fiscal year ended September 30, 2021 to $16,154,974 in the fiscal year ended September 30, 2022 due to a decrease in the weighted average selling price caused by a change in product mix, and further decreased to $13,736,077 for the fiscal year ended September 30, 2023 due to decreased sales volume and negative impact from foreign currency fluctuation. Our net income was $11,319,952 for the fiscal year ended September 30, 2021, net loss was $8,736,566 for the fiscal year ended September 30, 2022 due to a decrease in our revenue and increase in our selling expense, and our net loss was $6,163,061 for the fiscal year ended September 30, 2023 due to the decrease in our revenue and increase in cost of revenue.

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

Visionary management team with substantial industry experience

Our visionary management team is the bedrock of our success. Many members of our leadership possess extensive experience in the pharmaceutical, biomedical, chemical and related industries. For instance, our chief executive officer, Mr. Gang Lai, has about 31 years of corporate management experiences. Mr. Xiaojun Deng, the deputy manufacturing manager of Jiangxi Universe, holds a degree in Traditional Chinese Medicine Manufacturing from Jiangxi Medical School with over 26 years of working experience in the Chinese patent medicine industry. Ms. Lin Yang, our chief financial officer, has over 15 years of finance and management experience working in pharmaceutical companies. Mr. Yajun Hu, the general manager of Jiangxi Universe, has over five years of experiences in managing a pharmaceutical company. Mr. Baochang Liu, our chief operating officer, has over 18 years of experience in pharmaceutical marketing and had previously held marketing and management positions at a number of listed pharmaceutical companies in China. Moreover, many members of the team have worked together for an extended period of time and helped build the Company from the ground up. The rapport that the team has built extends beyond the talent and skills of individual team members and contributes to a collective sense of mission.

Our Growth Strategy

Build a Strong Brand Image to Achieve National Recognition

We believe that broader recognition and favorable perception of our brand by consumers in our target markets are crucial to our future success. Our brand has gained a solid reputation in Southern China, especially Jiangxi Province, and we plan to increase the awareness of our brand among consumers in other parts of China. Specifically, we plan to build a strong brand image that we are a TCMD producer specializing in the development and manufacture of products designed to address the physical conditions of the elderly during the aging process and to promote their general well-being. To achieve our goal, we plan to spend most of our efforts on the development and marketing of our brand “Bai Nian Dan (百年丹)” as the brand to be associated with our ideal brand image because “Bai Nian” (百年) signifies longevity in the Chinese language, and “Dan” (丹) alludes to our signature product, Guben Yanling Pill. In the fiscal year ended September 30, 2021, we started to advertise our products through television advertisement. We also intend to advertise targeting older customers, including transmitting our advertisements through additional traditional media platforms such as live radio stations, newspapers, as well as in-person marketing at drug stores and clinics. In the fiscal year ended September 30, 2022, our marketing department explored direct selling strategy and increased its efforts to market products directly to customers in Liaoning Province. In the fiscal year ended September 30, 2023, our marketing strategies are primarily focused on digital marketing and brand promotion, and we launched in-app advertising campaigns and created brand films to enhance our recognition among potential customers.

Enhance Our Distribution Network to Increase Market Penetration and Customer Stickiness

Currently, our products are sold in 30 provinces in China. We plan to enter the markets in other parts of China. To achieve this goal, we have made efforts to further strengthen and expand our distribution network through connecting with more local distributors, chain drugstores, malls and supermarkets in other parts of China. Currently, our strategic focus is to attract more marketing talents and build a stronger sales and marketing team to keep us on top of the latest information of local markets, customer preferences and industry trends. We also plan to create an online store to reach a wider consumer demographic. In the future, we plan to start our own retail chain stores, and provide training programs to sales personnel to improve their skills and acquire knowledge of our products, in order to further diversify our distribution channels to increase our market penetration and customer base.

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

Our Manufactured Products

We manufacture, market and sell 13 different TCMD products to customers in 30 different provinces in China. Our TCMD products fall under two categories: chronic condition treatments and cold and flu medications. The following list outlines our current products:

			Percentage of Gross Sales
Product Category	Product Name	Posology	2023	2022	2021	Intended Uses
Chronic Condition Treatments	Guben Yanling Pill	Pills	36.4%	42.5%	40.3%	To relieve fatigue, palpitation, low back pain, and generalized weakness and soreness.
	Shenrong Weisheng Pill	Pills	3.5%	2.5%	4.7%	To relieve fatigue, dizziness, excessive sweating, and pain in the waist and the knees.
	Quanlu Pill	Pills	1.9%	1.7%	1.5%	To improve kidney functions and spleen functions, and relieve fatigue, low back pain, and knee pain.
	Wuzi Yanzong Oral Liquid	Oral liquid	0.1%	0.5%	0.4%	To improve kidney functions.
	Yangxue Danggui Syrup	Syrup	0.3%	0.4%	0.9%	To improve blood circulation and treating dizziness, headaches and menstrual pains.
	Fengshitong Medicinal Liquor	Medicinal liquor	0.8%	0.6%	1.4%	To treat low back pain and numbness in the feet and hands, and relieve rheumatoid arthritis pain.
	Shiquan Dabu Medicinal Liquor	Medicinal liquor	1.1%	1.0%	1.3%	To treat dizziness, palpitation, fatigue, and weakness, and ease menstrual flow.
	Fengtong Medicinal Liquor	Medicinal liquor	-	0.2%	0.3%	To treat low back pain and numbness in the feet and hands, and relieve symptoms of arthritis.
	Shenrong Medicinal Liquor	Medicinal liquor	0.6%	0.5%	0.7%	To improve blood circulation and relieve symptoms of fatigue, low back pain and leg pain.
	Qishe Medicinal Liquor	Medicinal liquor	0.3%	0.5%	0.4%	To treat blood stasis, arthritis, and numbness in the feet and hands.
Cold and Flu Medicines Medicinal Liquor	Qiangli Pipa Syrup	Syrup	4.9%	5.9%	4.6%	Relieve cough and reduce mucus and phlegm.
	Paracetamol Granule for Children	Granules	3.4%	1.9%	2.7%	To relieve children’s headaches, muscle aches, toothaches, colds and fevers.
	Isatis Root Granule	Granules	4.3%	1.6%	2.4%	To treat common colds and other infections of the upper respiratory tract.

Among the 13 TCMD products we manufacture, Guben Yanling Pill is our signature product. For the fiscal years ended September 30, 2023, 2022, and 2021, the revenue derived from the sale of Guben Yanling Pill represented 36.4%, 42.5% and 40.3% of our total revenue.

Our Manufacturing Process

The following chart illustrates our main manufacturing process from raw material purchase to marketing:

Our Raw Materials and Suppliers

We select our raw materials for the manufacturing of our products strictly in accordance with the guidance in Pharmacopoeia of the People’s Republic of China (《中华药典》) (the “PPRC”), an official compendium of drugs covering both TCM and western medications complied by the Pharmacopoeia Commission of the Ministry of Health of People’s Republic of China. The PPRC specifies the standards of description, dosage, purity, storage, and other material information for each drug. In the manufacturing of our TCMD products, more than 110 types of raw materials are regularly used, among which angelica, codonopsis, poria mushroom, isatis root, ginseng loquat leaves, safflower, and Baijiu liquor represent our main raw materials.

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

We consider our raw materials suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers for such period. For the year ended September 30, 2023, one supplier accounted for 29.6% of the total purchases. For the fiscal year ended September 30, 2022, one supplier, Jiangxi Hongjing Pharmaceutical Co., Ltd., accounted for approximately 10.3% of our total purchases. For the fiscal year ended September 30, 2021, no supplier accounted for more than 10% of our total purchases.

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

Third-party Product Distribution

In addition to manufacturing our own products, we also distribute and sell, through our subsidiary Universe Trade, biomedical drugs, medical instruments, TCMPs and dietary supplements manufactured by third-party pharmaceutical companies. For the fiscal year ended September 30, 2023, we had distributed roughly 2,239 third-party products, of which approximately 91.69% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 8.29% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.02% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules. For the fiscal year ended September 30, 2022, we had distributed roughly 2,785 third-party products, of which approximately 85.0% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 14.8% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.2% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules. For the fiscal year ended September 30, 2021, we had distributed roughly 2,766 third-party products, of which approximately 87.30% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 12.58% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.11% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules and approximately 0.01% are dietary supplements, such as vitamins, probiotic powder, and calcium tablets.

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

For the fiscal year ended September 30, 2023, 2022 and 2021, we purchased products from over 661, 658 and 665 suppliers, respectively. For the fiscal years ended September 30, 2023, 2022 and 2021, we did not have any supplier of third-party products whose sales to us accounted for more than 10% of our overall purchases of that fiscal year.

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

As of September 30, 2023, we had total of 2,541 customers, of which 1,267 were pharmaceutical distributors, 279 were clinics, 356 were drug stores, and 639 were hospitals. As of September 30, 2022, we had total of 2,651 customers, of which 1,351 were pharmaceutical distributors, 430 were clinics, 389 were drug stores, and 481 were hospitals.

For the fiscal year ended September 30, 2023, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 59.26%, 22.02%, 13.50% and 5.22% of our total revenues, respectively. For the fiscal year ended September 30, 2022, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 49.3%, 10.9%, 8.6%, and 31.2% of our total revenues, respectively. For the fiscal year ended September 30, 2021, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 59.78%, 29.63%, 10.24% and 0.35% of our total revenues, respectively.

None of our customers generated more than 10% of our revenue for the fiscal years ended September 30, 2023, 2022 and 2021. However, our top 10 customers aggregately accounted for 27.2%, 32.2% and 30.4% of our total revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Marketing and Sales

We believe that marketing activities are crucial to our success in the competitive Chinese patent medicine industry. As of September 30, 2023, we had a total of 68 employees in our marketing department. Employees in our marketing department are mainly responsible for performing various marketing activities, including researching the most updated industry and market information, analyzing market trends and consumer preferences, setting up marketing strategies, executing sales contracts, communicating with existing customers and networking with potential customers.

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

Research and Development

We established a research and development department in 1998. Our research and development team has been focusing on the upgrade of current products and the development of production techniques to increase productivity. After years of continued development, our research and development department has become the core of our technological innovation efforts. As of September 30, 2023, we had 23 employees dedicated to research and development.

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

Employees

As of September 30, 2023, 2022, and 2021, we had a total of 225, 224 and 263 employees, all of whom are located in China. The following table sets forth the number of our employees by function as of September 30, 2023.

Function	Number of Employees	% of Total
Purchasing Department	3	1%
Warehouse Department	10	4%
Manufacturing Department	89	40%
Quality Control Department	18	8%
Research and Development Department	23	10%
Marketing Department	69	30%
Finance Department	7	3%
Administration Department	7	3%
Total	225	100%

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

Intellectual Property

We regard our patents, trademarks, domain names and other intellectual property critical to our business operations. We rely on laws and regulations on patents, trademarks and domain names to protect our intellectual property. As of the date of this annual report, we have registered 73 patents in China, including 45 utility model patents, 17 design patents, and 11 invention patents, and 99 trademarks in China, including our well-recognized brands “Bai Nian Dan (百年丹)”, “Hu Zhuo Ren (胡卓仁)” and “Long Zhong (龙种).”

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We also maintain directors and officers’ liability insurance. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years ended September 30, 2023, 2022 and 2021, we did not make any material insurance claims in relation to our business.

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

Foreign investment in China shall comply with the Catalogue for Encouraged Foreign Investment (2022 Revision) (《鼓励外商投资产业目录(2022年版)》), or the 2022 Catalogue, and the Special Administrative Measures for the Access of Foreign Investment (Negative List) (Edition 2022) (《外商投资准入特别管理措施(负面清单) (2022年版)》), or the 2022 Negative List, which were issued on March 12, 2022 and came into effect on the same date. The Catalogue classifies foreign-invested industries into two categories, (1) encouraged foreign-invested industries; and (2) foreign-invested industries that are subject to the 2018 Negative List. The 2018 Negative List set out restrictions such as shareholding requirements and qualifications of the senior management. According to the Record-filing Measures, foreign investments that are not subject to special access administrative measures are only required to complete an online filing with the MOFCOM or its local counterpart. The scope of our business as approved by the licensing authority and the actual scope of our business are not subject to the restrictions set forth in the 2021 Negative List.

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

Pursuant to the Circular 37, a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Overseas SPV”), which is directly established or controlled by the PRC Resident for the purpose of conducting investment for financing. Failure to comply with the SAFE registration requirements could result in penalties for evasion of foreign exchange controls. The Circular No. 13 provides that banks can directly handle the initial foreign exchange registration and amendment registration under the Circular 37. Mr. Gang Lai completed the initial foreign registration on June 3, 2019.

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

A. Operating Results

Overview

Through its subsidiaries (the “PRC operating entities”) in the People’s Republic of China (“China” or the “PRC”), Universe Pharmaceuticals INC (the “Company,” “we,” “our” and “us”) is a pharmaceutical company specializing in the development, manufacturing, marketing and sale of traditional Chinese medicine derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products and sell them in 261 cities in 30 provinces in China as of the date of this report. In addition, we also sell biomedical drugs, medical instruments, traditional Chinese medicine pieces (“TCMPs”) and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

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

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains. We currently sell our products to these customers in 261 cities in 30 provinces in China, with significant customers located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province in China. For the fiscal years ended September 30, 2023, 2022 and 2021, we had a total of 2,541, 2,651, and 2,708 customers, respectively, and no single customer accounted for more than 10% of our total revenue of any of these fiscal years. However, our top 10 customers in the aggregate accounted for 27.2%, 32.2% and 30.4% of our total revenues for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network including additional cities and rural areas in the PRC in an effort to increase our geographic appearance. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers base and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth prospects would be severely impaired.

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

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentives to customers. Our revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the Years Ended September 30,			Variance comparing 2023 to 2022	Variance comparing 2022 to 2021
	2023	2022	2021	%	%
Revenue from sales of self-manufactured TCMD products	57.5%	59.8%	61.6%	(2.3)%	(1.8)%
Revenue from sales of third-party products	42.5%	40.2%	38.4%	2.3%	1.8%
Total revenue	100.0%	100.0%	100.0%

Sales volume by unit- TCMD products	16,753,432	10,799,254	17,206,150	55.1%	(37.2)%
Sales volume by unit- third party products	8,777,877	9,226,027	8,364,391	(4.9)%	10.3%
Total sales volume	25,531,309	20,025,281	25,570,541	27.5%	(21.7)%

Average selling price per unit- TCMD products	$1.11	$2.22	$1.72	(50.0)%	29.1%
Average selling price per unit- Third-party products	$1.56	$1.75	$2.20	(10.9)%	(20.5)%

Revenues from sales of TCMD products manufactured by us accounted for 57.5%, 59.8% and 61.6% of our total revenues for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatment and relief for common chronic health conditions in the elderly designed to achieve physical wellness and longevity (the “Chronic Condition Treatments”) and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes and syringes, (iii) TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets. Revenues from sales of third-party products accounted for 42.5%, 40.2% and 38.4% of our total revenues for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 68.1%, 45.5% and 47.2% of our total revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 31.9%, 54.5% and 52.8% for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Our gross profit and gross margin are affected by the different product mix and decreased selling price of those products sold during each reporting period. Slowdown in the Chinese economy caused by the COVID-19 pandemic has led to a decline in customers’ spending power, and we changed our pricing strategy to decrease the per unit price of our TCMD products in an effort to increase sales volume and market share during this challenging period. See detailed discussion under “––Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 21.0%, 47.5% and 6.2% of our total revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 6.8%, 6.5% and 6.9% of our revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses accounted for 15.0%, 19.0% and 11.4% of our revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. As we expect to continue to develop new products and diversify our product offerings to satisfy customer demand, our research and development expenses may increase in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenue for the fiscal years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Fiscal year ended September 30, 2023 compared to fiscal year ended September 30, 2022

The following table summarizes the results of our operations during the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$32,308,735	100.0%	$40,143,151	100.0%	$(7,834,416)	(19.5)%
COST OF REVENUE	21,993,601	68.1%	18,251,815	45.5%	3,741,786	20.5%
GROSS PROFIT	10,315,134	31.9%	21,891,336	54.5%	(11,576,202)	(52.9)%

OPERATING EXPENSES
Selling expenses	6,783,703	21.0%	19,083,135	47.5%	(12,299,432)	(64.5)%
General and administrative expenses	2,199,657	6.8%	2,602,624	6.5%	(402,967)	(15.5)%
Research and development expenses	4,858,548	15.0%	7,644,375	19.0%	(2,785,827)	(36.4)%
Total operating expenses	13,841,908	42.8%	29,330,134	73.0%	(15,488,226)	(52.8)%

INCOME FROM OPERATIONS	(3,526,774)	(10.9)%	(7,438,798)	(18.5)%	3,912,024	(52.6)%

OTHER INCOME (EXPENSE)
Interest expense, net	(156,788)	(0.5)%	(162,400)	(0.4)%	5,612	(3.5)%
Other income (expense), net	(235,614)	(0.7)%	48,940)	0.1%	(284,554)	(581.4)%
Income (loss) from short-term investments	38,530	0.1%	(470,477)	(1.2)%	509,007	(108.2)%
Equity investment income	31,072	0.1%	38,588	0.1%	(7,516)	(19.5)%
Total other income (expense), net	(322,800)	(1.0)%	(545,349)	(1.4)%	222,549	(40.8)%

INCOME (LOSS) BEFORE INCOME TAX	(3,849,574)	(11.9)%	(7,984,147)	(19.9)%	4,134,573	(51.8)%

PROVISION FOR INCOME TAXES	2,313,487	7.2%	752,419	1.9%	1,561,068	207.5%

NET INCOME (LOSS)	$(6,163,061)	(19.1)%	$(8,736,566)	(21.8)%	$2,573,505	(29.5)%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the Years Ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%

Revenue - TCMD products sales	$18,572,658	$23,988,177	$(5,415,519)	(22.6)%
Revenue – third-party products sales	13,736,077	16,154,974	(2,418,897)	(15.0)%
Total revenue	$32,308,735	$40,143,151	$(7,834,416)	(19.5)%

Our revenues decreased by $7,834,416, or 19.5%, to $32,308,735 for the fiscal year ended September 30, 2023, from $40,143,151 for the fiscal year ended September 30, 2022.

Revenue from sales of our TCMD products

Sales of TCMD products decreased by $5,415,519, or 22.6%, to $18,572,658 for the fiscal year ended September 30, 2023, from $23,988,177 for the fiscal year ended September 30, 2022. The decrease in the sales of our TCMD product was due to the following specific reasons:

a)	Slowdown in economy caused by the COVID-19 pandemic has led to a decline in customers’ spending power, and we changed our pricing strategy decrease the per unit price of our TCMD products in an effort to increase sales volume and market share during this challenging period. Average selling price of our TCMD products decreased by $1.11 per unit, or 50.0%, to $1.11 per unit for the fiscal year ended September 30, 2023, from $2.22 per unit for the fiscal year ended September 30, 2022.

b)	As a result of our new pricing strategy, sales volume of TCMD products increased by 55.1%, to 16,753,432 units sold for the fiscal year ended September 30, 2023, from 10,799,254 units sold for the fiscal year ended September 30, 2022.

c)	The average exchange rate between RMB and US$ was US$1.00 to RMB7.0533 for the fiscal year ended September 30, 2023 as compared to US$1.00 to RMB6.5532 for the fiscal year ended September 30, 2022. The depreciation of RMB against US$ had a 7.6% negative impact on our reported revenues.

Revenue from sales of third-party products

Sales of third-party products decreased by $2,418,897, or 15.0%, to $13,736,077 for the fiscal year ended September 30, 2023, from $16,154,974 for the fiscal year ended September 30, 2022. Sales volume of third-party products decreased by 4.9%, to 8,777,877 units sold for the fiscal year ended September 30, 2023, from 9,226,027 units sold for the fiscal year ended September 30, 2022. Average selling price of third-party products decreased by $0.19 per unit, or 10.9%, to $1.56 per unit for the fiscal year ended September 30, 2023, from $1.75 per unit for the fiscal year ended September 30, 2022, due to a change in our product mix and the 7.6% negative impact from foreign currency fluctuation as discussed above.

Cost of Revenues. Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, and the purchase price of third-party products, and as the customer and product mix changes.

	For the Years Ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%

Cost of revenue- TCMD products	$13,404,804	$8,187,182	$5,217,622	63.7%
Cost of revenue- third-party products	8,588,797	10,064,633	(1,475,836)	(14.7)%
Total cost of revenue	$21,993,601	$18,251,815	$3,741,786	20.5%

Cost of revenues increased by $3,741,786, or 20.5%, to $21,993,601 for the fiscal year ended September 30, 2023, from $18,251,815 for the fiscal year ended September 30, 2022, due to an increase in sales volume and rising prices of traditional Chinese medicine raw materials caused by the imbalance between supply and demand starting from the fourth quarter of 2022.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 60.9% and 44.9% of our total costs of revenues for the fiscal years ended September 30, 2023 and 2022, respectively. Cost of revenues of TCMD products increased by $5,217,622, or 63.7%, from $8,187,182 for the fiscal year ended September 30, 2022 to $13,404,804 for the fiscal year ended September 30, 2023. The increase in cost of revenues of our TCMD products was due to the following reasons:

(1)	As a result of our new pricing strategy to promote sales, sales volume of TCMD products increased by 55.1%, to 16,753,432 units sold for the fiscal year ended September 30, 2023, from 10,799,254 units sold for the fiscal year ended September 30, 2022.

(2)	The average unit cost of our TCMD products increased by $0.04, or 5.5%, from $0.76 per unit for the fiscal year ended September 30, 2022 to $0.80 per unit for the fiscal year ended September 30, 2023. A severe drought in the Yangtze River Basin in China in 2022 led to a decrease in the supply of traditional Chinese medicinal materials, and the COVID-19 pandemic resulted in increased demand of traditional Chinese medicinal materials for recuperating and improving immunity. Due to imbalance between supply and demand starting from the fourth quarter of 2022, prices of the traditional Chinese medicine raw materials increased by about 14% for the fiscal year ended September 30, 2023 as compared to the fiscal year ended September 30, 2022.

(3)	The average exchange rate between RMB and US$ was US$1.00 to RMB7.0533 for the fiscal year ended September 30, 2023 as compared to US$1.00 to RMB6.5532 for the fiscal year ended September 30, 2022. The depreciation of RMB against US$ had a 7.6% negative impact on our reported cost of revenues.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 39.1% and 55.1% of our total costs of revenues for the fiscal years ended September 30, 2023 and 2022, respectively. Cost of revenues of third-party products decreased by $1,475,836, or 14.7%, from $10,064,633 for the fiscal year ended September 30, 2022 to $8,588,797 for the fiscal year ended September 30, 2023. Sales volume of third-party products decreased by 4.9% from 9,226,027 units sold for the fiscal year ended September 30, 2022 to 8,777,877 units sold for the fiscal year ended September 30, 2023. Average unit cost of third-party products decreased by $0.11 per unit, or 10.3%, from $1.09 per unit for the fiscal year ended September 30, 2022 to $0.98 per unit for the fiscal year ended September 30, 2023, due to change in product mix and the 7.6% negative impact from foreign currency fluctuation as discussed above.

Gross profit

Our gross profit decreased by $11,576,202 to $10,315,134 for the fiscal year ended September 30, 2023, from $21,891,336 for the fiscal year ended September 30, 2022. Our margin decreased by 22.6% to 31.9% for the fiscal year ended September 30, 2023, from 54.5% for the fiscal years ended September 30, 2022.

	For the Years Ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$5,167,854	$15,800,995	$(10,633,141)	(67.3)%
Gross profit- third-party products	5,147,280	6,090,341	(943,061)	(15.5)%
Total gross profit	$10,315,134	$21,891,336	$(11,576,202)	(52.9)%

Gross margin- TCMD products	27.8%	65.9%		(38.0)%
Gross margin- third party products	37.5%	37.7%		(0.2)%
Total gross margin	31.9%	54.5%		(22.6)%

Average selling price per unit- TCMD products	$1.11	$2.22	$(1.11)	(50.0)%
Average cost per unit- TCMD products	$0.80	$0.76	$0.04	5.5%

Average selling price per unit- third party products	$1.56	$1.75	$(0.19)	(10.9)%
Average cost per unit - third party products	$0.98	$1.09	$(0.11)	(10.3)%

Gross profit from the sales of our TCMD products decreased by $10,633,141, or 67.3%, from $15,800,995 for the fiscal year ended September 30, 2022 to $5,167,854 for the fiscal year ended September 30, 2023, and the gross margin of our TCMD products decreased by 38.0 percentage point, from 65.9% for the fiscal year ended September 30, 2022 to 27.8% for the fiscal year ended September 30, 2023. The decrease in our gross profit from the sales of TCMD products was due to the following reasons: (i) as discussed above, we changed our pricing strategy to decrease the per unit price of our TCMD products in an effort to promote sales, and average selling price of our TCMD products decreased by $1.11 per unit, or 50.0%, to $1.11 per unit for the fiscal year ended September 30, 2023, from $2.22 per unit for the fiscal year ended September 30, 2022; (ii) average unit cost of our TCMD products increased by $0.04, or 5.5%, from $0.76 per unit for the fiscal year ended September 30, 2022 to $0.80 per unit for the fiscal year ended September 30, 2023, due to increased price of traditional Chinese medicine raw materials, and (iii) the depreciation of RMB against US$ had a 7.6% negative impact on our gross profit from sales of TCMD products.

Gross profit from third-party product sales decreased by $943,061, or 15.5%, from $6,090,341 for the fiscal year ended September 30, 2022 to $5,147,280 for the fiscal year ended September 30, 2023, while the gross margin of third-party product sales slightly decreased by 0.2%, from 37.7% for the fiscal year ended September 30, 2022 to 37.5% for the fiscal year ended September 30, 2023. The decrease in our gross profit from third-party products was affected by the decrease in sales volume and the 7.6% negative impact from depreciation of RMB against US$.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended September 30, 2023 and 2022:

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$32,308,735	100.0%	$40,143,151	100.0%	$(7,834,416)	(19.5)%
Operating expenses:
Selling expenses	6,783,703	21.0%	19,083,135	47.5%	(12,299,432)	(64.5)%
General and administrative expenses	2,199,657	6.8%	2,602,624	6.5%	(402,967)	(15.5)%
Research and development expenses	4,858,548	15.0%	7,644,375	19.0%	(2,785,827)	(36.4)%
Total operating expenses	$13,841,908	42.8%	$29,330,134	73.1%	$(15,488,226)	(52.8)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$778,138	11.5%	$778,656	4.1%	$(518)	(0.1)%
Advertising expenses	4,653,633	68.6%	17,527,318	91.8%	(12,873,685)	(73.4)%
Shipping and delivery expenses	1,033,213	15.2%	638,286	3.3%	394,927	61.9%
Business travel and meals expenses	208,108	3.1%	125,553	0.7%	82,555	65.8%
Other sales promotion related expenses	110,611	1.6%	13,322	0.1%	97,289	730.3%
Total selling expenses	$6,783,703	100.0%	$19,083,135	100.0%	$(12,299,432)	(64.5)%

Our selling expenses decreased by $12,299,432, or 64.5%, to $6,783,703 for the fiscal year ended September 30, 2023, from $19,083,135 for the fiscal year ended September 30, 2022, primarily attributable to (i) a decrease in advertising expenses by $12,873,685, or 73.4%, from $17,527,318 for the fiscal year ended September 30, 2022, to $4,653,633 for the fiscal year ended September 30, 2023. In September 2021, we entered into an advertising service agreement with a third party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”) to promote the sales of our major TCMD products, Bai Nian Dan and Guben Yanling Pill with a service period of one year, from October 1, 2021 to September 30, 2022. In March 2022, we entered into an advertising service agreement with a third-party, Health Headline to promote our brand on the Health Headline’s website and mobile app, with a service period of ten months from March 1, 2022 to December 31, 2022. In March 2023, we renewed the advertising services arrangement with Health Headline by entering a new service agreement with Health Headline with a service period of ten months from March 1, 2023 to December 31, 2023. As our agreement with Fengyang Legend expired in September 2022, advertising expenses decreased significantly during the fiscal year ended September 30, 2023; and (ii) partially offset by an increase in shipping and delivery expenses by $394,927, or 61.9%, from $638,286 for the fiscal year ended September 30, 2022 to $1,033,213 for the fiscal year ended September 30, 2023, due to an increase in our sales volume, increased freight cost and rising fuel prices during the fiscal year ended September 30, 2023.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$728,499	33.1%	$641,622	24.7%	$86,877	13.5%
Depreciation and amortization	195,451	8.9%	185,169	7.1%	10,282	5.6%
Bad debt reserve expenses (recovery)	(439,327)	(20.0)%	419,353	16.1%	(858,680)	(204.8)%
Land and property tax	96,412	4.4%	103,769	4.0%	(7,357)	(7.1)%
Office supply and utility expense	440,873	20.0%	307,883	11.8%	132,990	43.2%
Transportation, business travel and meals expense	121,122	5.5%	83,029	3.2%	38,093	45.9%
Consulting fee	926,694	42.1%	720,430	27.7%	206,264	28.6%
Inspection and maintenance fee	47,154	2.1%	39,555	1.5%	7,599	19.2%
Stamp tax and other expenses	82,779	3.8%	101,814	3.9%	(19,035)	(18.7)%
Total general and administrative expenses	$2,199,657	100.0%	$2,602,624	100.0%	$(402,967)	(15.5)%

General and administrative expenses decreased by $402,967, or 15.5%, to $2,199,657 for the fiscal year ended September 30, 2023 from $2,602,624 for the fiscal year ended September 30, 2022, primarily attributable to (i) a decrease in bad debt expense by $858,680, because we accrued less bad debt expenses based on our assessment of the collectability of the accounts receivable and advance to suppliers, partially offset by (ii) an increase in consulting fee by $206,264, or 28.6% due to consulting services retained to improve product knowledge and sales tactics of our employees; and (iii) an increase in office supplies and utility expense by $132,990, or 43.2% due to the registration fees paid to U.S. Securities and Exchange Commission, annual listings fees paid to the Nasdaq Stock Market, and increased investor relations expense for the fiscal year ended September 30, 2023.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to research and development staff	$140,528	2.9%	$159,924	2.1%	$(19,396))	(12.1)%
Materials used in research and development activities	881,753	18.1%	489,692	6.4%	392,061	80.1%
Expenditure on new product development	3,794,464	78.1	6,973,683	91.2	(3,179,219)	(45.6)%
Depreciation and others	41,803	0.9%	21,076	0.3%	20,727	98.3%
Total research and development expenses	$4,858,548	100.0%	$7,644,375	100.0%	$(2,785,827)	(36.4)%

Research and development expenses decreased by $2,785,827, or 36.4%, to $4,858,548 for the fiscal year ended September 30, 2023, from $7,644,375 for the fiscal year ended September 30, 2022, primarily attributable to (i) a decrease in research and development expense of $3,179,219 to develop and test new Chinese medicine products in order to diversify our future product portfolio. During the fiscal year ended September 30, 2022, we cooperated with external academic and research institutions to jointly develop and test eight new Chinese medicine products and accordingly incurred significant amount of research and development expense in connection with such efforts. As these development activities reached their final stage, expenditure on new product development decreased significantly in the fiscal year ended September 30, 2023; and (ii) an increase in the materials used in the research and development activities by $392,061. In order to develop new products and improve the formulation of several existing products, we conducted more testing on product stability and safety, and as a result, more materials were used in R&D activities for the fiscal year ended September 30, 2023 than the fiscal year ended September 30, 2022.

Other income (expenses), net

Total other expenses, net, decreased by $222,549, or 40.8%, to $322,800 for the fiscal year ended September 30, 2023 from $545,349 for the fiscal year ended September 30, 2022. Short-term investment income from wealth management financial products was $38,530 during the fiscal year ended September 30, 2023, compared to short-term investment loss of $470,477 during the fiscal year ended September 30, 2022.

Provision for Income Taxes

Provision for income taxes was $2,313,487 for the fiscal year ended September 30, 2023, representing an increase of $1,561,068, or 207.5%, from $752,419 for the fiscal year ended September 30, 2022. As our PRC subsidiaries, Jiangxi Universe and Universe Trade incurred net loss during the years ended September 30, 2023 and 2022, we evaluated the likelihood of the realization of deferred tax assets, determined that deferred tax assets arose from net operating loss carry-forwards in previous years might not be fully realized, and recognized $1,627,550 valuation allowance for deferred tax assets during the fiscal year ended September 30, 2023.

Net Income (Loss)

Net loss was $6,163,061 for the fiscal year ended September 30, 2023, representing a $2,573,505 decrease from net loss of $8,736,566 for the fiscal year ended September 30, 2022.

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

Revenues: Our total revenues decreased by $7,838,880, or 16.3%, to $40,143,151 for the fiscal year ended September 30, 2022 from $47,982,031 for the fiscal year ended September 30, 2021. The decrease in our revenues was attributable to (i) a decreased number of customers by 2.1%, from 2,708 customers in the fiscal year ended September 30, 2021 to 2,651 customers in the fiscal year ended September 30, 2022; (ii) decreased sales volume of our TCMD products by 37.2%, from 17,206,150 units sold in the fiscal year ended September 30, 2021 to 10,799,254 units sold in the fiscal year ended September 30, 2022 due to our inability to timely fulfill the orders of our customer in 2022 due to the resurgence of COVID-19 cases in China; and (iii) decreased average selling price of our third-party products by 20.5% as affected by changes in product mix based on customer orders.

	For the Years Ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%
Revenue from sales of self-manufactured TCMD products	$23,988,177	$29,559,286	$(5,571,109)	(18.8)%
Revenue from sales of third-party products	16,154,974	18,422,745	(2,267,771)	(12.3)%
Total revenue	$40,143,151	$47,982,031	$(7,838,880)	(16.3)%

Revenue from sales of our TCMD products

Sales of our TCMD products decreased by $5,571,109, or 18.8%, from $29,559,286 in the fiscal year ended September 30, 2021 to $23,988,177 in the fiscal year ended September 30, 2022. The decrease in the sales of our TCMD products was due to the following reasons:

a)	Due to the resurgence in the number of COVID cases in China recently, which disrupted the norming functioning of logistics in the country, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. This led to lower sales volume of our TCMD products by 37.2% in the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021. The sales volume of our TCMD products decreased by 6,406,896 units from 17,206,150 units in the fiscal year ended September 30, 2021 to 10,799,254 units in the fiscal year ended September 30, 2022.

b)	The COVID-19 pandemic led to disruptions of supply chain and transportation and an overall increase in the market prices of raw materials used in manufacturing of our TCMD products. Accordingly, we adjusted the selling prices of our TCMD products in response to the increase in raw material purchase costs and general inflation. The weighted average unit selling price of our TCMD products increased by $0.50 per unit, or 29.1%, from $1.72 per unit in the fiscal year ended September 30, 2021 to $2.22 per unit in the fiscal year ended September 30, 2022.

Revenue from sales of third-party products

Sales of third-party products decreased by $2,267,771, or 12.3%, from $18,422,745 in the fiscal year ended September 30, 2021 to $16,154,974 in the fiscal year ended September 30, 2022. Sales volume of third-party products increased by 10.3%, from 8,364,391 units sold in the fiscal year ended September 30, 2021 to 9,226,027 units sold in the fiscal year ended September 30, 2022. In addition, due to change in product mix, the weighted average selling price of third-party products decreased by $0.45 per unit, or 20.5%, from $2.20 per unit in the fiscal year ended September 30, 2021 to $1.75 per unit in the fiscal year ended September 30, 2022.

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

Our cost of revenues decreased by $4,404,039, or 19.4%, from $22,655,854 in the fiscal year ended September 30, 2021 to $18,251,815 in the fiscal year ended September 30, 2022. The decrease in our cost of revenues was primarily due to decreased sales volume and increased raw material and third-party product purchase costs.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 44.9% and 49.3% of our total costs of revenues for the fiscal years ended September 30, 2022 and 2021, respectively. Cost of revenues of TCMD products decreased by $2,975,665, or 26.7%, from $11,162,847 in the fiscal year ended September 30, 2021 to $8,187,182 in the fiscal year ended September 30, 2022. The decrease in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of TCMD products decreased by 37.2%, from 17,206,150 units sold in the fiscal year ended September 30, 2021 to 10,799,254 units sold in the fiscal year ended September 30, 2022. Due to recent resurgence of the COVID-19 pandemic and related transportation and travel restrictions, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. These factors led to lower sales volume of our TCMD products in the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021. As sales volume decreased in the fiscal year ended September 30, 2022, raw materials, labor, packaging, freight and overhead costs associated with our TCMD product sales also decreased.

(2)	As a result of inflation and increased market prices of raw materials, the average per unit cost of our TCMD products increased by $0.11, or 16.9%, from $0.65 per unit in the fiscal year ended September 30, 2021 to $0.76 per unit in the fiscal year ended September 30, 2022. Among the 13 varieties of TCMD products, cost of revenues of Guben Yanling Pill, one of our key products, accounted for 20.0% and 23.3% of our total cost of revenues in fiscal years ended September 30, 2022 and 2021, respectively. Unit production costs of Guben Yanling Pill increased by $0.30 per unit or 25.7% from $1.15 per unit in the fiscal year ended September 30, 2021 to $1.45 per unit in the fiscal year ended September 30, 2022.

The decrease in the cost of revenues of our TCMD products in the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021 reflected the above-mentioned factors combined.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 55.1% and 50.7% of our total costs of revenues for the fiscal years ended September 30, 2022 and 2021, respectively. Cost of revenues of third-party products decreased by $1,428,374, or 12.4%, from $11,493,007 in the fiscal year ended September 30, 2021 to $10,064,633 in the fiscal year ended September 30, 2022, because of a decrease in the average unit cost of third-party products by $0.29 per unit, or 21.0%, from $1.38 per unit in the fiscal year ended September 30, 2021 to $1.09 per unit in the fiscal year ended September 30, 2022. Sales volume of third-party products increased by 10.3%, from 8,364,391 units sold in the fiscal year ended September 30, 2021 to 9,226,027 units sold in the fiscal year ended September 30, 2022.

These factors led to the decrease in cost of revenues associated with third-party product sales in the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021.

Gross profit

Our gross profit decreased by $3,434,841, from $25,326,177 in the fiscal year ended September 30, 2021 to $21,891,336 in the fiscal year ended September 30, 2022. Our gross margin increased by 1.7% from 52.8% in the fiscal year ended September 30, 2021 to 54.5% in the fiscal year ended September 30, 2022.

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

Gross profit from the sales of our TCMD products decreased by $2,595,444, or 14.1%, from $18,396,439 in the fiscal year ended September 30, 2021 to $15,800,995 in the fiscal year ended September 30, 2022, and the gross margin of our TCMD products increased by 3.7%, from 62.2% in the fiscal year ended September 30, 2021 to 65.9% in the fiscal year ended September 30, 2022. The decrease in our gross profit from the sales of TCMD products was due to the following reasons: (i) as discussed above, sales volume of TCMD products decreased by 37.2%, from 17,206,150 units sold in the fiscal year ended September 30, 2021 to 10,799,254 units sold in the fiscal year ended September 30, 2022, because we experienced difficulties shipping and delivering our products to our customers in a timely manner due to recent resurgence of the COVID-19 pandemic and related transportation and travel restrictions; and partially offset by (ii) an increase in the weighted average unit selling price of our TCMD products by $0.50 per unit, or 29.1%, from $1.72 per unit in the fiscal year ended September 30, 2021 to $2.22 per unit in the fiscal year ended September 30, 2022, while the average per unit cost of our TCMD products increased by $0.11, or 16.9%, from $0.65 per unit in the fiscal year ended September 30, 2021 to $0.76 per unit in the fiscal year ended September 30, 2022. During the fiscal year ended September 30, 2022, as a result of the decrease in sales volume, our gross profit associated with the sales of Guben Yanling Pill and Shengrong Weisheng Pill decreased by $633,436 and $709,133 respectively, as compared to the fiscal year ended September 30, 2021.

Gross profit from third-party product sales decreased by $839,397, or 12.1%, from $6,929,738 in the fiscal year ended September 30, 2021 to $6,090,341 in the fiscal year ended September 30, 2022, while the gross margin of third-party product sales slightly increased by 0.1%, from 37.6% in the fiscal year ended September 30, 2021 to 37.7% in the fiscal year ended September 30, 2022. The average unit selling price of third-party products decreased by 20.5%, or $0.45 per unit, while the average unit cost of third-party products also decreased by 21.0%, or $0.29 per unit. The decrease in the average selling price outpaced the decrease in average unit cost of third-party products by $0.16 per unit. The decrease in our gross profit from third-party products was affected by changes in sales of different product mix in the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021. For example, the largest portion of decrease in gross profit of third-party products was associated with sales of biochemical drugs products, which decreased by $779,342 when sales volume decreased by 10.3%. For future third-party product sales, our strategy is to select and distribute certain high-quality products with higher margin. We do not expect that the sales of third party products will outpace the sales of our own TCMD products going forward.

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

Our selling expenses increased by $16,109,604, or 541.8%, from $2,973,531 in the fiscal year ended September 30, 2021 to $19,083,135 in the fiscal year ended September 30, 2022, primarily attributable to (i) an increase in advertising expenses by $16,210,664, or 1,231.2%, from $1,316,654 in the fiscal year ended September 30, 2021 to $17,527,318 in the fiscal year ended September 30, 2022. In September 2021, we entered into an advertising service agreement with a third party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”), pursuant to which, Fengyang Legend agreed to assist us in developing and producing a TV advertisement for promoting the sales of our major TCMD products, Bai Nian Dan and Guben Yanling Pill, and coordinating with a TV channel to broadcast the advertisement to targeted geographic market areas. In March 2022, we entered into an advertising service agreement with a third-party, Health Headline, pursuant to which, Health Headline provided media advertising services to promote our brand on the Health Headline website and mobile app, with a service period of ten months from March 1, 2022 to December 31, 2022. The advertising form, release cycle and monthly payment depended on the Company’s monthly budget. We recognized $17,501,148 in advertising expense related to these advertising service agreements during the fiscal year ended September 30, 2022; (ii) business travel and meals expense increased by $46,988 or 59.8%, from $78,565 in the fiscal year ended September 30, 2021 to $125,553 in the fiscal year ended September 30, 2022, primarily due to our increased sales activities during the fiscal year ended September 30, 2022; partially offset by (iii) salary and employee benefit expenses decreased by $80,780, or 9.4% due to decreased sale commission during the fiscal year ended September 30, 2022; and (iv) shipping and delivery expenses decreased by $63,711, or 9.1% due to our decreased sales volume during the fiscal year ended September 30, 2022. These above-mentioned factors combined led to the increase in our selling expenses in the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021. As a percentage of revenues, our selling expenses accounted for 47.5% and 6.2% of our total revenue for the fiscal years ended September 30, 2022 and 2021, respectively.

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

Our general and administrative expenses decreased by $694,220, or 21.1%, from $3,296,844 in the fiscal year ended September 30, 2021 to $2,602,624 in the fiscal year ended September 30, 2022, primarily attributable to (i) a decrease in consulting fees by $1,247,428 because we incurred higher amount of consulting services fees such as legal and audit expenses in the fiscal year ended September 30, 2021 when we completed our initial public offering (the “IPO”); partially offset by (ii) an increase in bad debt expense by $649,528 or 282.2% because we accrued more bad debt expenses based on our assessment of the collectability of the accounts receivable and advance to suppliers. The overall decrease in our general and administrative expenses in the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 6.5% and 6.9% of our revenue for the fiscal years ended September 30, 2022 and 2021, respectively.

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

Research and development expenses increased by $2,178,713, or 39.9%, from $5,465,662 for the fiscal year ended September 30, 2021 to $7,644,375 for the fiscal year ended September 30, 2022, primarily attributable to (i) an increase in research and development expense of $2,519,283 in order to develop and test eight new Chinese medicine products in order to diversify our future product portfolio. In the fiscal year ended September 30, 2021, we entered into several cooperative agreements with external academic and research institutions to jointly conduct the new product development and accordingly incurred significant amount of R&D expense in connection with such efforts; and partially offset by (ii) a decrease in the materials used in the R&D activities by $347,018 as we outsourced part of our R&D activities to external academic and research institutions. As a percentage of revenues, research and development expenses were 19.0% and 11.4% of our revenue in the fiscal years ended September 30, 2022 and 2021, respectively.

Other income (expenses), net

Total other expenses, net, was $545,349 in the fiscal year ended September 30, 2022, compared to a net other income of $88,338 in the fiscal year ended September 30, 2021, due to the following reasons:

(i)	our short-term investment loss was $470,477 in the fiscal year ended September 30, 2022, compared to short-term investment income of $239,549 in the fiscal year ended September 30, 2021. We had short-term investments of $13.1 million in wealth management financial products from financial institutions to generate investment income, which suffered temporary loss due to fluctuations of the bond market. Such short-term investment can be redeemed anytime at our discretion and is highly liquid.

(ii)	interest expenses increased by $60,796, or 59.8%, from $101,604 in the fiscal year ended September 30, 2021 to $162,400 in the fiscal year ended September 30, 2022. The increase in our interest expenses was due to higher weighted average amount of outstanding loans we carried during the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021.

Provision for Income Taxes

Our provision for income taxes was $752,419 in the fiscal year ended September 30, 2022, a decrease of $1,606,107, or 68.1%, from $2,358,526 in the fiscal year ended September 30, 2021 due to our decreased taxable income. Under the EIT Law, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of our main operating subsidiaries in the PRC, was approved as an HNTE and was entitled to a reduced income tax rate of 15% beginning November 2016 with an initial term of three years. Jiangxi Universe’s HNTE status was successfully renewed in December 2019 and November 2022 for a term of three additional years. Universe Trade, the wholly owned subsidiary of Jiangxi Universe, was approved as an HNTE and was entitled to a reduced income tax rate of 15% beginning December 2020 with an initial term of three years. Universe Trade did not successfully renew its HNTE status at the end of December 2022 and, therefore, will be subject to the standard PRC enterprise income tax rate of 25% starting from January 2024. The EIT Law is typically enforced by the local tax authorities in the PRC. Each local tax authority has the discretion to grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the fiscal years ended September 30, 2022 and 2021 were reported at a blended reduced rate since Jiangxi Universe and Universe Trade enjoy a 15% reduced income tax rate due to their HNTE status, and Universe Hanhe, the wholly owned subsidiary of Jiangxi Universe, is subject to a standard 25% income tax rate. The impact of the tax holidays noted above decreased PRC corporate income taxes by $694,955 and $1,518,979 for the fiscal years ended September 30, 2022, and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.03 and $0.09 for the fiscal years ended September 30, 2022 and 2021, respectively.

Net Income (Loss)

As a result of the foregoing, we reported a net loss of $8,736,566 for the fiscal year ended September 30, 2022, representing a decrease of $20,056,518 from a net income of $11,319,952 for the fiscal year ended September 30, 2021.

B. Liquidity and Capital Resources

As of September 30, 2023, we had $5.3 million in cash on hand. We also had short-term investments of $13.2 million in wealth management financial products from financial institutions to generate investment income, which we purchased with our IPO proceeds. Such short-term investment can be redeemed anytime at our discretion and is highly liquid. As of September 30, 2023, we also had $10.7 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. Approximately 58.6%, or $6.5 million, of our net accounts receivable balance as of September 30, 2023 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of September 30, 2023, our inventory balance amounted to $3.3 million, primarily consisting of raw materials, work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

On June 25, 2021, we signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan will help us construct four manufacturing factory buildings and an office building with a total estimated budget of RMB165 million (approximately $22.6 million). As of September 30, 2023, we had made a prepayment of approximately RMB69.2 million (approximately $9.5 million) to Chenyuan and future additional capital expenditure on this constriction-in-process (“CIP”) project was estimated to be approximately RMB95.8 million (equivalent to $13.1 million), among which approximately $3.4 million is required for the next 12 months.

On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). Pursuant to this purchase agreement, we were required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable when a certificate of occupancy is available to us, and 30% of the total purchase price payable upon delivery of the property. As of September 30, 2023, we had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024.

As of September 30, 2023, we also had short-term bank loans of approximately $5.5 million that we obtained from several PRC banks for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of September 30, 2023, our working capital balance was $23.1 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, short-term investments in wealth management financial products, borrowings from banks and from our principal shareholders will be sufficient to meet our working capital needs in the next 12 months from the date our consolidated financial statements for the fiscal year ended September 30, 2023 are released.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2023	2022	2021
Net cash provided by (used in) operating activities	$1,120,082	$(1,312,346)	$(2,055,847)
Net cash used in investing activities	(44,169)	(3,908,105)	(27,059,958)
Net cash (used in) provided by financing activities	(1,390,646)	3,317,943	26,581,809
Effect of exchange rate change on cash	(111,478)	(463,942)	553,702
Net decrease in cash	(426,211)	(2,366,450)	(1,980,294)
Cash, beginning of year	5,711,458	8,077,908	10,058,202
Cash, end of year	$5,285,247	$5,711,458	$8,077,908

Operating Activities

Net cash provided by operating activities was $1,120,082 for the fiscal year ended September 30, 2023, primarily consisted of the following:

●	Net loss of $6,163,061 for the period.

●	A decrease in accounts receivable of $4,718,118. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. We enhanced our accounts receivable management and shortened accounts receivable collection period during the fiscal year ended September 30, 2023.

●	An increase in accounts payable of $1,641,426 due to pending invoices from suppliers for raw materials purchased in the third quarter of 2023.

●	An increase in inventory balance of $1,183,823 because we increased inventory stockpiles to reduce the negative impact from increased market price of Chinese traditional medicine raw materials.

●	An decrease in prepaid expenses and other current assets balance of $1,091,022 due to decreased prepaid income tax.

Net cash used in operating activities was $1,312,346 for the fiscal year ended September 30, 2022, primarily consisted of the following:

●	Net loss of $8,736,566 for the fiscal year.

●	An increase in accounts receivable of $1,549,312. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of September 30, 2022, most of our outstanding accounts receivable aged below six months. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	A decrease in advance to suppliers of $2,681,214 because we made significant advance payments to suppliers for raw material purchase as of September 30, 2021 and we received purchased raw materials valued at approximately $2.7 million during the fiscal year ended September 30, 2022.

●	A decrease in prepayment for advertising of $7,385,695. In September 2021, we engaged a third-party advertising agency to develop and produce TV advertisement for promoting the sales of our major TCMD product, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. Such prepayment was charged to expense when our TV advertisement was broadcasted in the fiscal year ended September 30, 2022.

●	An increase in prepaid expenses and other current assets of $1,699,929 related with VAT of advertising expense deductible upon reception of invoice, as well as prepaid income tax deductible from future taxable income.

●	A decrease in accounts payable of $1,896,621 because we made payment to raw material suppliers when we received the invoices from them.

Net cash used in operating activities was $2,055,847 for the fiscal year ended September 30, 2021, primarily consisting of the following:

●	Net income of $11,319,952 for the fiscal year.

●	An increase in accounts receivable of $3,867,457. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. As of September 30, 2021, most of our outstanding accounts receivable aged below six months. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	An increase in inventory balance of $451,634 because we increased the stockpile of raw materials in order to meet the future production need.

●	An increase in advance to suppliers of $2,717,085, representing prepayments made to certain suppliers to ensure continuous supply of raw materials at favorable purchase prices.

●	An increase in prepayment to an advertising agency of $7,434,240 in order to engage this advertising agency to develop and produce TV advertisement for promoting the sales of our major TCMD product, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. Such prepayment has been charged to expense when our TV advertisement was first broadcasted in October 2021.

●	An increase in accounts payable of $2,457,337 primarily due to increased purchase of inventories and we have not received related invoices from the suppliers and accordingly such payable had not been settled as of September 30, 2021. Most of the outstanding accounts payable balance has been subsequently settled as of the date of this annual report.

Investing Activities

Net cash used in investing activities amounted to $44,169 for the fiscal year ended September 30, 2023 due to purchase of fixed assets.

Net cash used in investing activities amounted to $3,908,105 for the fiscal year ended September 30, 2022, which primarily included prepayment for acquisition of $3,814,925. On September 26, 2022, we entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which Mr. Xibo Liu shall transfer his 51% ownership in Yunnan Faxi to us in consideration for RMB72 million (approximately $10.1 million). We prepaid RMB25 million (approximately $3.9 million) in the fiscal year ended September 30, 2022. The intended acquisition is expected to be completed and the remaining balance is expected to be paid by the end of 2024.

Net cash used in investing activities amounted to $27,059,958 for the fiscal year ended September 30, 2021 and primarily included (i) purchase of fixed assets of $444,505; (ii) prepayment of $2,457,600 made to a related party to purchase residential and commercial property; (iii) prepayment of $10,629,120 made to a sub-contractor in order to complete the CIP Project, including four manufacturing factory buildings and an office building, with estimated project completion in December 2025; (iv) purchase of short-term investments of $15,330,660 because we used part of the IPO proceeds to purchase certain wealth management financial products from financial institutions in order to earn investment income; and (v) redemption of short-term investments of $1,801,927.

Financing Activities

Net cash used in financing activities amounted to $1,390,646 for the fiscal year ended September 30, 2023, primarily include the following:

●	Proceeds from short-term bank loans of $5,671,104 and repayment of bank loans of $3,969,773.

●	Repayment of related party borrowings of $3,091,977. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $3,317,943 for the fiscal year ended September 30, 2022, primarily including the following:

●	Proceeds from short-term bank loans in the amount of $4,272,716 and repayment of bank loans in the amount of $4,272,716.

●	Proceeds from related party borrowings of $3,317,943. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $26,581,809 for the fiscal year ended September 30, 2021, primarily include the following:

●	Proceeds from short-term bank loans of $4,300,800 and offset by repayment of bank loans of $2,764,800 upon loan maturity.

●	Net proceeds of $25,957,457 received upon completion of our IPO in March 2021.

●	Repayment of related party borrowings of $911,648. The balance due to related party mainly consisted of advances from our principal shareholder for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the fiscal years ended September 30, 2023, 2022 and 2021, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of September 30, 2023, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years
(1) Debt Obligations	$5,482,456	$5,482,456	$-	$-
(2) Capital expenditure commitment on CIP project	13,130,483	3,392,270	8,607,456	1,130,757
(3) Capital expenditure commitment for purchase of property	2,192,982	2,192,982	-	-
Total	$20,805,921	$11,067,708	$8,607,456	$1,130,757

(1)	As of September 30, 2023, we had total $5,482,456 short-term borrowings from several PRC banks (see Footnote 12 of our consolidated financial statements and footnotes included elsewhere in this annual report, Short-term bank loans, for details).

(2)	On June 25, 2021, we signed a construction sub-contract with Chenyuan, pursuant to which, Chenyuan will help us construct four manufacturing factory buildings and an office building with a total estimated budget of RMB165 million (approximately $22.6 million). As of September 30, 2023, we had made a prepayment of approximately RMB69.2 million (approximately $9.5 million) to Chenyuan and future additional capital expenditure on this CIP project was estimated to be approximately RMB95.8 million (equivalent to $13.1 million) (see Footnote 10 of our consolidated financial statements and footnotes included elsewhere in this annual report, Prepayment for CIP project, for details).

(3)	On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). Pursuant to this purchase agreement, we were required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable when a certificate of occupancy is available to us, and 30% of the total purchase price payable upon delivery of the property. As of September 30, 2023, we had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024 (see Footnote 11 of our consolidated financial statements and footnotes included elsewhere in this annual report, Prepayment for purchase of a property, for details).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of September 30, 2023 and 2022.

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

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2022 to September 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

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

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, the realizability of advance to suppliers, inventory valuation, useful lives of property and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectable balances amounted to $347,306 and $791,827 as of September 30, 2023 and 2022, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $69,747 and $120,286 as of September 30, 2023 and 2022, respectively.

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

We recognize revenue when we transfer our goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We account for the revenue generated from sales of our TCMD and third-party products on a gross basis as we are acting as a principal in these transactions, are subject to inventory risk, have latitude in establishing prices, and are responsible for fulfilling the promise to provide customers the specified goods, which we have control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of our contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no separately identifiable other promises in the contracts. Our revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentives to customers. Revenue is reported net of all VAT.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2023, 2022 and 2021. We do not believe there was any uncertain tax provision as of September 30, 2023 and 2022.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended September 30, 2023, 2022 and 2021. As of September 30, 2023 and 2022, all of our tax returns of our PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (Topic 326), which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. We adopted ASU 326 effective October 1, 2022, the first day of our fiscal year ended September 30, 2023. The adoption of ASU 326 did not have a material impact on our financial position, results of operations or cash flows.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows or disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Gang Lai	57	Chairman of the Board of Directors and Chief Executive Officer
Lin Yang	49	Chief Financial Officer and Director
Baochang Liu	44	Chief Operating Officer
Jiawen Pang	57	Independent Director
Yongping Yu	56	Independent Director
Ding Zheng	47	Independent Director

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

Mr. Yongping Yu has served as our independent director since May 2023. Mr. Yongping Yu has served as the General Manager of Zhuhai Qirong Venture Capital Investment Management Co., Ltd. since August 2019, a venture capital company focused on the healthcare industry. Mr. Yongping Yu served as a director and Executive Deputy General Manager of Xinhua Kangmei Health Think Tank Co., Ltd. from May 2017 to July 2019. From July 2015 to May 2017, Mr. Yongping Yu served as the General Manager of the Medical Data Division of Xinhua News Agency’s Big Data Business Department. From July 2014 to July 2015, Mr. Yongping Yu served as the Editor-in-Chief and General Manager of Xinhua Cyber Health, a WeChat official account, at Xinhua News Agency. From February 2011 to July 2014, Mr. Yongping Yu served as the Director of the Development Planning Department and Chief Physician of the Aviation General Hospital. From April 2004 to February 2011, Mr. Yongping Yu served as the Deputy Secretary-General of JiangXi Pharmaceutical Association. Mr. Yu obtained a Bachelor of Medicine degree from Nanchang University in the PRC in 1992 and obtained Bachelor of Arts degree in in Chinese language and literature from Tsinghua University in the PRC in 1995.

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

Controlled Company

Mr. Gang Lai, our chief executive officer, director, and chairman of the board of directors, currently beneficially own approximately 57.05% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the fiscal year ended September 30, 2023, we paid an aggregate of approximately $90,000 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which they have an interest which (together with any interest of any person connected with them) is a material interest (otherwise then by virtue of their interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, the Company) and if they shall do so their vote shall not be counted, nor in relation thereto shall they be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to: (a) the giving of any security, guarantee or indemnity in respect of: (i) money lent or obligations incurred by them or by any other person for the benefit of the Company or any of its subsidiaries; or (ii) a debt or obligation of the Company or any of its subsidiaries for which a director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; (b) where the Company or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate; (c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with them) does not to their knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate; (d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which they are not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; (e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Act (Revised) of the Cayman Islands) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure; or (f) any contract, transaction, arrangement or proposal in which the director has an interest which is not a material interest. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jiawen Pang, Yongping Yu, and Ding Zheng. Ding Zheng serves as the chairman of our audit committee. We have determined that Jiawen Pang, Yongping Yu, and Ding Zheng satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Ding Zheng qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jiawen Pang, Yongping Yu, and Ding Zheng. Jiawen Pang serves as the chairperson of our compensation committee. We have determined that Jiawen Pang, Yongping Yu, and Ding Zheng satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jiawen Pang, Yongping Yu and Ding Zheng. Yongping Yu serves as the chairperson of our nominating and corporate governance committee. Jiawen Pang, Yongping Yu, and Ding Zheng satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless re-appointed or removed from office pursuant to the provisions of our amended and restated articles of association, each director shall be appointed for a term expiring at the next-following annual general meeting of the Company. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) in the opinion of a registered medical practitioner by whom the director is being treated, the director becomes physically or mentally incapable of acting as a director; (iii) resigned his or her office by notice in writing to the company; or (iv) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

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

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 3,645,974 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%	%
Directors and Executive Officers*:
Gang Lai(1)	2,080,000	57.05%	57.05%
Lin Yang	—	—	—
Baochang Liu	—	—	—
Jiawen Pang	—	—	—
Yongping Yu	—	—	—
Ding Zheng	—	—	—

All directors and executive officers as a group:	2,080,000	57.05%	57.05%

5% Shareholders:
Sununion Holding Group Limited(1)	2,080,000	57.05%	57.05%

*	Unless otherwise indicated, the business address of each of our directors and officers is 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an, Jiangxi, People’s Republic of China.

(1)	Represents 2,080,000 ordinary shares held by Sununion Holding Group Limited, a business company incorporated in the British Virgin Islands, which is owned as to 91.4% and controlled by Gang Lai. The registered address of Sununion Holding Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, approximately 42.95% of our issued and outstanding ordinary shares are held in the United States by one record holder (Cede and Company).

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Ms. Lin Yang	Chief Financial Officer and Director
Ms. Xing Wu	Mr. Gang Lai’s spouse
Mr. Yajun Hu	General Manager of Jiangxi Universe

(b) Due from related parties

As of September 30, 2023, the balance due from related parties consisted of advanced funds to Mr. Yajun Hu in the amount of $61,678. The advances are non-interest bearing and fully repaid on October 12, 2023. As of September 30, 2022, there was no balances due from related parties.

(c) Due to related parties

As of September 30, 2023 and 2022, the balances due to related parties were $540,096 and $3,379,263, respectively, which mainly consisted of advances from Mr. Gang Lai for working capital purposes in our normal course of business. These advances are non-interest bearing and due on demand.

(d) Loan guarantee provided by related parties

In connection with our bank borrowings from PRC Banks, certain related parties, including Mr. Gang Lai, our controlling shareholder, chairman of the board of directors, chief executive officer, Ms. Lin Yang, our chief financial officer, and Ms. Xing Wu, Mr. Gang Lai’s spouse, jointly signed guarantee agreements with these banks to provide credit guarantee for our certain loans.

(e) Prepayment to related party for property purchase

On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.4 million). As of September 30, 2023, we had made a prepayment of RMB16 million ($2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024.

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

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum of association and our second amended and restated articles of association, which is filed as Exhibit 1.1 to this annual report on Form 20-F.

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

Our authorized share capital is $3,125,000 divided into 150,000,000 ordinary shares, par value $0.01875 per share and 16,666,666.6666 preferred shares, par value $0.01875 per share. Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also state the place where payment is to be made and contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

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

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount. The directors, however, may waive payment wholly or in part.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary shares transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside the PRC.

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

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2023, 2022 and 2021.

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

The discussion set forth below is addressed only to U.S. Holders that purchased our ordinary shares. Purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our ordinary shares.

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

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. There were no cash dividends paid during the years ended September 30, 2023 and 2022.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. Our ordinary shares have been listed on the Nasdaq Global Market since March 23, 2021 under the symbol “UPC.” You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company (PFIC) Consequences

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

Based on our operations and the composition of our assets, we are not a PFIC this fiscal year ended, under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Global Market. If the ordinary shares are regularly traded on the Nasdaq Global Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC. Our ordinary shares have been listed on the Nasdaq Global Market since March 23, 2021 under the symbol “UPC.”

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

J. Annual Report to Security Holders

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

As of September 30, 2023 and 2022, we had U.S. dollar-denominated cash and cash equivalents of US$5.3 million and US$5.7 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2023 would result in a decrease of RMB3.86 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2023 would result in an increase of RMB3.86 million in cash and cash equivalents.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

The net proceeds raised from the initial public offering were $25,618,128 after deducting underwriting discounts and the offering expenses payable by us. For the period from the effectiveness of the registration statement on Form F-1 to September 30, 2023, we used approximately US$$5.90 million for research and development purposes, approximately US$6.10 million for upgrading and expanding our manufacturing facilities, and approximately US$5.20 million for brand marketing. We still intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-248067).

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

Based upon this evaluation, our management has concluded that, as of September 30, 2023, our existing disclosure controls and procedures were ineffective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of September 30, 2023 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified one deficiency, which related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and which we believe to be a material weakness as of September 30, 2023.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was not effective as of September 30, 2023. To remedy our identified material weakness as of September 30, 2023, we have undertaken the remedial steps and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of September 30, 2023

As of the date of this annual report, we have not fully addressed the above-referenced weakness. However, we have made progress in implementing remedial measures, including:

(i)	recruiting qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework. Since very few companies in Ji’an, Jiangxi Province, the area in which our main PRC operating subsidiaries are located, have sought public listing on a U.S. exchange, we have difficulty identifying qualified accounting candidates with U.S. GAAP experience and expertise. We plan to search for qualified personnel in other regions of China; and

(ii)	implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

Changes in Internal Control over Financial Reporting

As of September 30, 2022, we identified a material weakness in our internal control over financial reporting, which related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

We implemented the following remedial measures during the fiscal year ended September 30, 2023 to address the material weakness identified as of September 30, 2022:

i.	providing U.S. GAAP learning materials for our accounting and financial reporting personnel; and

ii.	attending online U.S. GAAP courses provided by a leading financial education institutions in China.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Ding Zheng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Ding Zheng satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

YCM CPA INC.

	For the Years Ended September 30,
	2022	2023
Audit fees (1)	$210,000	$265,000
Audit-related fees (2)	-
Tax fees (3)	-
All other fees	-
Total	$210,000	$265,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.
(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax and non-audit services provided by YCM CPA INC. in fiscal years 2022 and 2023. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by YCM CPA INC.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending September 30, 2024.

Item 16K. CYBERSECURITY.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending September 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Universe Pharmaceuticals INC and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Fourth Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association
2.1*	Specimen Certificate for Ordinary Shares
2.2	Form of Underwriter Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.3	Form of Sales and Distribution Agreement by and between Universe Trade and customers (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)

4.4	English translation of the real estate property purchase agreement entered into by and between Jiangxi Universe and Jiangxi Yueshang Investment Co., Ltd., dated May 16, 2021 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.5	English translation of the construction agreement entered into by and between Jiangxi Universe and Jiangxi Chenyuan Construction Project Co., Ltd., dated June 25, 2021 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.6*	English translation of the working capital loan contract entered into by and between Universe Trade and Jiangxi Liuling Rural Commercial Bank Co., Ltd., dated March 13, 2023
4.7*	English translation of the working capital loan contract entered into by and between Jiangxi Universe and Jiangxi Liuling Rural Commercial Bank Co., Ltd., dated June 15, 2023
4.8*	English translation of the working capital loan contract entered into by and between Jiangxi Universe and Bank of Communications, dated June 15, 2023
4.9	English translation of the Letter of Intent on Transfer of Equity Interests in Yunnan Faxi Pharmaceuticals Co., Ltd., entered into by and among Jiangxi Universe, Xibo Liu, and Yunnan Faxi Pharmaceuticals Co., Ltd. dated September 26, 2022 (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on February 10, 2023)
4.10*	English translation of the loan contract entered into by and between Jiangxi Universe and Bank of Beijing Co., Ltd., dated June 18, 2023
4.11*	English translation of the Corporate Loan Contract entered into by and between Jiangxi Universe and Jizhou Zhujiang Rural Bank Co., Ltd., dated May 5, 2023
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
11.2*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
15.2*	Consent of YCM CPA INC.
97.1*	Compensation Recovery Policy
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Universe Pharmaceuticals INC

	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: January 30, 2024

INDEX TO FINANCIAL STATEMENTS

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Universe Pharmaceuticals INC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universe Pharmaceuticals INC and subsidiaries (collectively, the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended September 30, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the period ended September 30, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB ID 6781

Irvine, California

January 30, 2024

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	$5,285,247	$5,711,458
Short-term investments	13,219,005	13,148,594
Accounts receivable, net	10,667,603	15,183,890
Due from related parties	61,678	-
Inventories, net	3,343,266	2,206,488
Advance to suppliers	180,643	16,701
Prepayment for acquisition	3,426,535	3,514,450
Prepaid expenses and other current assets	626,241	1,724,099
TOTAL CURRENT ASSETS	36,810,218	41,505,680
Property and equipment, net	3,699,965	4,250,638
Prepayments made to a related party for purchase of property	2,192,982	2,249,248
Prepayments for construction in progress	9,092,996	9,326,296
Intangible assets, net	148,584	157,451
Investment in equity securities	685,307	702,890
Deferred tax assets	656,980	1,347,672
TOTAL NONCURRENT ASSETS	16,476,814	18,034,195

TOTAL ASSETS	$53,287,032	$59,539,875

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$5,482,456	$3,936,184
Accounts payable	4,585,285	3,075,393
Taxes payable	434,758	167,350
Due to related parties	540,096	3,379,263
Accrued expenses and other current liabilities	2,711,736	2,539,362
TOTAL CURRENT LIABILITIES	13,754,331	13,097,552

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01875 par value, 150,000,000 shares authorized, 3,625,000 shares issued and outstanding as of September 30, 2023 and 2022 *	67,969	67,969
Additional paid in capital	29,279,159	29,279,159
Statutory reserve	2,439,535	2,439,535
Retained earnings	10,159,304	16,322,365
Accumulated other comprehensive loss	(2,413,266)	(1,666,705)
TOTAL SHAREHOLDERS’ EQUITY	39,532,701	46,442,323

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$53,287,032	$59,539,875

*	Retrospectively restated for effect of 6-for-1 share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2023	2022	2021
Revenue	$32,308,735	$40,143,151	$47,982,031
Cost of revenue	(21,993,601)	(18,251,815)	(22,655,854)
Gross profit	10,315,134	21,891,336	25,326,177

Operating expenses
Selling expenses	(6,783,703)	(19,083,135)	(2,973,531)
General and administrative expenses	(2,199,657)	(2,602,624)	(3,296,844)
Research and development expenses	(4,858,548)	(7,644,375)	(5,465,662)
Total operating expenses	(13,841,908)	(29,330,134)	(11,736,037)

Income from operations	(3,526,774)	(7,438,798)	13,590,140

Other income (expenses)
Interest expense, net	(156,788)	(162,400)	(101,604)
Other (expenses) income, net	(235,614)	48,940	(80,434)
Short-term investments income (loss)	38,530	(470,477)	239,549
Equity investment income	31,072	38,588	30,827
Total other (expense) income, net	(322,800)	(545,349)	88,338

(Loss) income before income tax provision	(3,849,574)	(7,984,147)	13,678,478

Income tax provision	(2,313,487)	(752,419)	(2,358,526)

Net (loss) income	(6,163,061)	(8,736,566)	11,319,952

Other comprehensive income (loss)
Foreign currency translation adjustment	(746,561)	(3,755,464)	1,193,369
Comprehensive (loss) income	$(6,909,622)	$(12,492,030)	$12,513,321

Earnings per share
Basic and diluted	$(1.70)	$(2.41)	$3.58

Weighted average number of shares outstanding
Basic and diluted *	3,625,000	3,625,000	3,163,470

*	Retrospectively restated for effect of 6-for-1 share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares *	Amount	capital	reserve	earnings	loss	equity
Balance at September 30, 2020	2,666,667	$50,000	$3,679,000	$2,439,535	$13,738,979	$895,390	$20,802,904

Issuance of ordinary shares and additional shares under overallotment option in initial public offerings, gross	958,333	17,969	28,732,031	-	-	-	28,750,000
Capitalized initial public offering costs	-	-	(3,131,872)	-	-	-	(3,131,872)
Net income	-	-	-	-	11,319,952	-	11,319,952
Foreign currency translation adjustment	-	-	-	-	-	1,193,369	1,193,369

Balance at September 30, 2021	3,625,000	$67,969	$29,279,159	$2,439,535	$25,058,931	$2,088,759	$58,934,353

Net loss	-	-	-	-	(8,736,566)	-	(8,736,566)
Foreign currency translation adjustment	-	-	-	-	-	(3,755,464)	(3,755,464)

Balance at September 30, 2022	3,625,000	$67,969	$29,279,159	$2,439,535	$16,322,365	$(1,666,705)	$46,442,323

Net loss	-	-	-	-	(6,163,061)	-	(6,163,061)
Foreign currency translation adjustment	-	-	-	-	-	(746,561)	(746,561)

Balance at September 30, 2023	3,625,000	$67,969	$29,279,159	$2,439,535	$10,159,304	$(2,413,266)	$39,532,701

*	Retrospectively restated for effect of 6-for-1 share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021
Cash flows from operating activities
Net (loss) income	$(6,163,061)	$(8,736,566)	$11,319,952
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	508,785	533,949	446,878
Loss from disposal of fixed assets	114	983	1,559
Allowance for doubtful accounts	(439,327)	419,353	(230,175)
Inventory reserve	(49,166)	15,774	-
Deferred income tax benefit	679,586	(605,278)	(668,341)
Short-term investments income	(38,530)	470,477	(239,549)
Changes in operating assets and liabilities:
Accounts receivable	4,718,118	(1,549,312)	(3,867,457)
Inventory, net	(1,183,823)	16,586	(451,634)
Advance to suppliers, net	(170,016)	2,681,214	(2,717,085)
Prepayment for advertising	-	7,385,695	(7,434,240)
Advances to related parties	-	236,982	(237,720)
Prepaid expenses and other current assets	1,091,022	(1,699,929)	(168,188)
Accounts payable	1,641,426	(1,896,621)	2,457,337
Taxes payable	280,939	(904,127)	(298,620)
Accrued expenses and other current liabilities	244,015	2,318,474	31,436
Net cash provided by (used in) operating activities	1,120,082	(1,312,346)	(2,055,847)

Cash flows from investing activities
Purchases of property and equipment	(44,169)	(93,703)	(444,505)
Proceeds from disposal of fixed assets	-	523	-
Prepayments made to a related party for purchase of property	-	-	(2,457,600)
Prepayments for construction in progress	-	-	(10,629,120)
Prepayment for acquisition	-	(3,814,925)	-
Payments for short-term investments	-	-	(15,330,660)
Redemption of short-term investments	-	-	1,801,927
Net cash used in investing activities	(44,169)	(3,908,105)	(27,059,958)

Cash flows from financing activities
Proceeds from short-term bank loans	5,671,104	4,272,716	4,300,800
Repayment of bank loans	(3,969,773)	(4,272,716)	(2,764,800)
Gross proceeds from initial public offerings	-	-	28,750,000
Payment for deferred initial public offering costs	-	-	(2,792,543)
Proceeds from (prepayments for) related parties borrowings	(3,091,977)	3,317,943	(911,648)
Net cash (used in) provided by financing activities	(1,390,646)	3,317,943	26,581,809

Effect of exchange rate changes on cash	(111,478)	(463,942)	553,702
Net (decrease) increase in cash	(426,211)	(2,366,450)	(1,980,294)
Cash, beginning of year	5,711,458	8,077,908	10,058,202
Cash, end of year	$5,285,247	$5,711,458	$8,077,908

Supplemental disclosure information
Cash paid for interest expense	$190,184	$199,852	$149,303
Cash paid for income tax	$863,800	$2,748,629	$3,271,219

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

Universe INC owns 100% equity interest of Universe Pharmaceuticals (International) Group (“Universe HK”), an entity incorporated on May 21, 2014 in accordance with the laws and regulations in Hong Kong.

Jiangxi Universe Pharmaceuticals Technology Co., Ltd. (“Universe Technology”) was formed on April 8, 2019, as a wholly foreign-owned enterprise (“WFOE”) in the People’s Republic of China (“PRC” or “China”).

Universe INC, Universe HK and Universe Technology are currently not engaging in any active business operations and are merely acting as holding companies.

Jiangxi Universe Pharmaceuticals Co., Ltd. (“Jiangxi Universe”) was incorporated on March 2, 1998 in accordance with PRC laws and is engaged in the research and development and manufacturing of modernized traditional Chinese medicines. Jiangxi Universe owns 100% of the equity interests of Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. (“Universe Trade”), which was incorporated on March 10, 2010 for the purposes of handling the sales and distribution of the pharmaceutical products manufactured by Jiangxi Universe.

Reorganization

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on December 11, 2019. The Reorganization involved the incorporation of Universe INC and Universe Technology, and the transfer of 100% of the equity interests of Jiangxi Universe to Universe Technology. Consequently, Universe INC, through its subsidiary Universe HK, directly controls Universe Technology and Jiangxi Universe, and became the ultimate holding company of all other entities mentioned above.

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

On May 12, 2021, through the Company’s PRC subsidiary, Jiangxi Universe, the Company established a wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify the Company’s product offerings in the near future. As of September 30, 2023 and as of the date of this report, Universe Hanhe has no active business operations.

On July 3, 2023, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$312,500 divided into 90,000,000 ordinary shares of par value US$0.003125 each and 10,000,000 preferred shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 ordinary shares of par value US$0.003125 each and 100,000,000 preferred shares of par value US$0.003125 each;

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company (the “Share Consolidation”); and

(c)	that, upon the effectiveness of the Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated 24 May 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

The board of directors of the Company resolved to effect the Share Consolidation on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share. The Company’s consolidated financial statements were retrospectively restated for effect of the 6-for-1 share consolidation.

Details of the subsidiaries of the Company as of September 30, 2023 are set out below:

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

The Company, through its wholly-owned subsidiaries, is primarily engaged in the development, manufacturing and sale of traditional Chinese medicines derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. In addition, the Company also sells biochemical drugs, medical instruments, traditional Chinese medicine pieces products and dietary supplements (collectively, “third-party products”). All of these TCMD and third-party products are currently sold to customers including pharmaceutical companies, hospitals, clinics and drugstore chains throughout China.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Universe INC, Universe HK, Universe Technology, Jiangxi Universe, Universe Trade and Universe Hanhe. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, the realizability of advance to suppliers, inventory valuations, useful lives of property and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The business operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

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

Accounts receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that collection is not probable. Allowance for uncollectable balances amounted to $347,306 and $791,827 as of September 30, 2023 and 2022, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $69,747 and $120,286 as of September 30, 2023 and 2022, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices of raw materials. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2023 and 2022, no allowance for doubtful accounts was deemed necessary, as the Company believes that all advances to suppliers are fully realizable.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from a financial institution, which can be redeemed anytime. The financial institution invests the Company’s fund in certain financial instruments including debt and money market securities to generate investment income. The short-term investments are deemed to be trading securities and are measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for investment are included in the consolidated statements of operations and comprehensive income over the investment period (see Note 7).

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, short-term investments, advances to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2023 and 2022 based upon the short-term nature of the assets and liabilities. The Company’s investment in equity securities is accounted for using the measurement alternative in accordance with Accounting Standards Codification (“ASC”) 321, “Investments—Equity Securities” (“ASC 321”), which also approximates its recorded value.

The following table presents information about the Company’s assets measured at fair value on a recurring basis as of September 30, 2023 and 2022, and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of September 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$13,219,005	$-	$-	$13,219,005

	Fair Value Measured as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$13,148,594	$-	$-	$13,148,594

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

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

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property and equipment were recorded in operating expenses for the years ended September 30, 2023, 2022 and 2021.

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

The Company reviews the carrying value of land use rights for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the years ended September 30, 2023, 2022 and 2021.

Construction-in-Progress (“CIP”)

CIP represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. CIP is not depreciated. Upon completion and ready for intended use, CIP is reclassified to the appropriate category within property and equipment.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2023 and 2022.

Investments in Equity Securities

The Company accounts for its equity investments in accordance with ASC 321. In accordance with ASC 321, equity investment which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices with the changes in fair value recognized as unrealized gains or losses in earnings. Equity investments without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

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

The Company initially recorded the investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. As of September 30, 2023 and 2022, the Company’s investment in JX RBC Bank amounted to $685,307 (RMB5 million) and $702,890 (RMB5 million), respectively, and was reported as long-term investment in equity investee on the consolidated balance sheets. Investment income amounted to $31,072, $38,588 and $30,827 for the years ended September 30, 2023, 2022 and 2021, respectively.

The investments in equity securities are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment for the Company’s investments in equity securities as of September 30, 2023 and 2022.

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

Cost of Revenue

Cost of revenue consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of buildings and machinery, warehousing and overhead associated with the manufacturing process.

Research and Development Expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise of employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property and equipment used in the research and development activities. For the years ended September 30, 2023, 2022 and 2021, total research and development expenses were approximately $4,858,548, $7,644,375 and $5,465,662, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards, social media such as Weibo and WeChat, and TV advertisement. Advertising costs is expensed as incurred or deferred and then expensed the first time the advertising takes place. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $4,653,633, $17,527,318 and $1,316,654 for the years ended September 30, 2023, 2022 and 2021, respectively.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2023, 2022 and 2021. The Company does not believe there was any uncertain tax provision as of September 30, 2023 and 2022.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2023, 2022 and 2021. As of September 30, 2023 and 2022, all of the tax returns of the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023, 2022 and 2021, there were no dilutive shares.

Foreign currency translation

The functional currency for Universe INC is the U.S. Dollar (“US$”). Universe HK uses Hong Kong dollar as its functional currency. However, Universe INC and Universe HK currently only serve as holding companies and did not have active operations as of the date of this report. The Company operates only in the PRC and the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2023	September 30, 2022	September 30, 2021
Year-end spot rate	US$1=RMB7.2960	US$1=RMB7.1135	US$1=RMB6.4580
Average rate	US$1=RMB7.0533	US$1=RMB6.5532	US$1=RMB6.5095

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

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $440,962, $465,689 and $617,145 for the years ended September 30, 2023, 2022 and 2021, respectively.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (Topic 326), which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 326 effective October 1, 2022, the first day of the Company’s fiscal year ending September 30, 2023. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of September 30,
	2023	2022
Accounts receivable	$11,014,909	$15,975,717
Less: allowance for doubtful accounts	(347,306)	(791,827)
Accounts receivable, net	$10,667,603	$15,183,890

The Company’s accounts receivable primarily includes the balance due from customers when the Company’s pharmaceutical products are sold and delivered to customers. As of date of this report, approximately 58.6%, or $6.5 million, of the Company’s net account receivable balance as of September 30, 2023 has been subsequently collected, and the remaining balance is expected to be substantially collected before April 30, 2024.

Allowance for doubtful accounts movement is as follows:

	As of September 30,
	2023	2022
Beginning balance	$791,827	$446,527
Additions	-	419,353
Bad debt recovery	(439,327)	-
Foreign currency translation adjustments	(5,194)	(74,053)
Ending balance	$347,306	$791,827

NOTE 4 — INVENTORY, NET

Inventory consists of the following:

	As of September 30,
	2023	2022
Raw materials	$635,395	$989,043
Finished goods	2,777,617	1,337,731
Inventory valuation allowance	(69,746)	(120,286)
Total inventory, net	$3,343,266	$2,206,488

NOTE 5 — ADVANCE TO SUPPLIERS

Advances to suppliers consist of the following:

	As of September 30,
	2023	2022
Advances to suppliers for inventory raw material purchase	$180,643	$16,701
Less: allowance for doubtful accounts	-	-
Advances to suppliers	$180,643	$16,701

Advances to suppliers represent prepayments made to suppliers to ensure continuous high-quality supplies and favorable purchase prices of raw materials.

NOTE 6 — PREPAYMENT FOR ACQUISITION

On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu transfers his 51% ownership in Yunnan Faxi Pharmaceuticals Co., Ltd. (“Yunnan Faxi”) to the Company at the price of RMB72 million (approximately $9.9 million). Based on contract terms, the Company prepaid RMB25 million (approximately $3.4 million) within three (3) business days upon signing the letter of intent. As of September 30, 2023, the prepayment was recorded as prepayment for acquisition on the balance sheets. The acquisition is expected to be completed and the remaining balance is expected to be paid by the end of 2024.

NOTE 7 — SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of wealth management financial products purchased from financial institution, which can be redeemed anytime at the Company’s discretion. The financial institution invests the Company’s fund in certain financial instruments including debt and money market securities to generate investment income. Short-term investments consisted of the following:

	As of September 30,
	2023	2022
Beginning balance	$13,148,594	$13,725,204
Accrued investment income (loss)	38,530	(470,477)
Foreign currency translation adjustments	31,881	(106,133)
Ending balance of short-term investments	$13,219,005	$13,148,594

Investment income (loss) generated from such short-term investments amounted to $38,530, ($470,477) and $239,549 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

		As of September 30,
	Useful life	2023	2022
Buildings	20 years	$7,304,936	$7,492,360
Machinery and equipment	5-10 years	73,703	77,932
Automobiles	3-5 years	1,896,976	1,912,525
Office and electric equipment	3-5 years	474,830	477,919
Subtotal		9,750,445	9,960,736
Less: accumulated depreciation		(6,050,480)	(5,710,098)
Property and equipment, net		$3,699,965	$4,250,638

Depreciation expense was $503,687, $528,919 and $441,355 for the years ended September 30, 2023, 2022 and 2021, respectively. Loss from disposal of fixed assets amounted to $114, $983 and $1,559 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of September 30,
	Useful life	2023	2022
Land use rights	50 years	$246,434	$252,757
Software	3 years	20,687	21,217
Total		267,121	273,974
Less: accumulated amortization		(118,537)	(116,523)
Intangible assets, net		$148,584	$157,451

Amortization expense was $5,098, $5,030 and $5,523 for the years ended September 30, 2023, 2022 and 2021, respectively.

Estimated future amortization expense for intangible assets is as follows:

Years ending September 30,	Amortization expense

2024	$4,929
2025	4,929
2026	4,929
2027	4,929
2028	4,929
Thereafter	123,939
$148,584

NOTE 10 — PREPAYMENT FOR CIP PROJECT

CIP represents direct costs of construction incurred for the Company’s manufacturing facilities. On June 25, 2021, the Company signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan agreed to help the Company construct four manufacturing factory buildings and an office building with a total estimated budget of RMB165 million (approximately $22.6 million). The construction work started on August 8, 2021, with an originally estimated completion date on August 7, 2023. However, due to resurgence of the COVID-19 pandemic, which resulted in lingering logistic disruption, material and labor shortage, and domestic travel restriction, the construction work is estimated to be completed in December 2024. As of September 30, 2023 and 2022, the Company had made a prepayment of approximately RMB69.2 million (approximately $9.5 million) to Chenyuan for land improvement, building foundation and the construction of the manufacturing factories.

As of September 30, 2023, $391,653 (approximately RMB2.9 million) of the prepayment for the CIP project had been used for construction work, and the amount was recorded as property and equipment in the consolidated balance sheets. As of September 30, 2023, the remaining $9.1 million prepayment to Chenyuan was recorded as a prepayment for CIP project on the balance sheets.

As of September 30, 2023, future additional capital expenditure on this CIP project is estimated to be approximately RMB95.8 million (equivalent to $13.1 million), among which approximately $3.4 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, and if necessary, borrowings from PRC banks in the future. The construction of the four manufacturing factory buildings and the office building is expected to be fully completed and put into use by December 2024 and December 2025, respectively.

As of September 30, 2023, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Years ending September 30,	Capital Expenditure on CIP

2024	$3,392,270
2025	8,607,456
2026	1,130,756
Total	$13,130,482

NOTE 11 — PREPAYMENT FOR PURCHASE OF A PROPERTY

On May 6, 2021, the Company entered into a real estate property purchase agreement with related party Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% equity interest as of the date of that agreement. Pursuant to the property purchase agreement, Jiangxi Yueshang will sell and the Company will purchase a certain residential apartment and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). Pursuant to this agreement, the Company was required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable upon the availability of a certificate of occupancy, and 30% of the total purchase price payable upon delivery of the property.

As of September 30, 2023, the Company had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024. Since the property is located in the urban downtown area of Ji’an City, the Company plans to use the property for offices in late 2024.

NOTE 12 — SHORT-TERM BANK LOANS

Short-term bank loans consist of the following:

		As of September 30,
	Note	2023	2022
Short-term bank loans:
Jiangxi Luling Rural Commercial Bank (“LRC Bank”)	(1)	$2,467,105	$2,530,404
Bank of Communications Co., Ltd	(2)	1,233,553	1,405,780
Zhujiang Rural Bank	(3)	411,184	-
Beijing Bank	(4)	1,370,614	-
Total short-term loans		$5,482,456	$3,936,184

(1)	On March 14, 2022, the Company’s subsidiary, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,124,624) as working capital for one year, with the maturity date on March 13, 2023. The fixed interest rate of the loan was 4.62% per annum. There was no guarantee requirement for this loan. The loan was fully repaid upon maturity.

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

On March 13, 2023, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,096,491) as working capital for one year, with the maturity date on March 12, 2024. The fixed interest rate of the loan was 4.56% per annum. Mr. Gang Lai signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On June 15, 2023, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,370,614) as working capital for eleven months, with the maturity date on May 14, 2024. The fixed interest rate of the loan was 4.56% per annum. Mr. Gang Lai signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

(2)	On June 24, 2022, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,405,780) as working capital for one year, with the maturity date on June 24, 2023. The fixed interest rate of the loan was 4.2% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan. The loan was fully repaid upon maturity.

On June 15, 2023, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB9 million (equivalent to $1,233,553) as working capital for eleven months, with the maturity date on May 18, 2024. The fixed interest rate of the loan was 4.0% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan.

(3)	On May 5, 2023, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Zhujiang Rural Bank to borrow RMB 3 million (equivalent to $411,184) as working capital for one year, with the maturity date on May 4, 2024. The fixed interest rate of the loan was 5.0% per annum. The Company pledged certain patents owned by the Company as collateral to guarantee this loan.

(4)	On July 24, 2023, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB 10 million (equivalent to $1,370,614) as working capital for one year, with the maturity date on July 18, 2024. The fixed interest rate of the loan was 4.25% per annum. There was no guarantee requirement for this loan.

For the above-mentioned loans, the Company recorded a total interest expense of $190,184, $199,852 and $149,303 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 13 — RELATED PARTY TRANSACTIONS

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Ms. Lin Yang	Chief Financial Officer and Director
Ms. Xing Wu	Mr. Gang Lai’s spouse
Mr. Yajun Hu	General Manager of Jiangxi Universe

(b) Due from related parties

	As of September 30,
Name	2023	2022
Mr. Yajun Hu	$61,678	$-
Total due to related parties	$61,678	$-

As of September 30, 2023, the balance due from related parties consisted of advanced funds to the Company’s director and general manager, Mr. Yajun Hu. These advances are non-interest bearing and fully repaid on October 12, 2023.

(c) Due to related parties

	As of September 30,
Name	2023	2022
Mr. Gang Lai	$540,096	$3,379,263
Total due to related parties	$540,096	$3,379,263

As of September 30, 2023 and 2022, the balance due to related parties mainly consisted of advances from the Company’s officers for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

(d) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from PRC Banks, certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, chairman of the board of directors, chief executive officer, Ms. Lin Yang, the Company’s chief financial officer, and Ms. Xing Wu, Mr. Gang Lai’s spouse, jointly signed guarantee agreements with these banks to provide credit guarantee for the Company’s certain loans (see Note 12).

(e) Prepayment to related party for property purchase

As disclosed in Note 11, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.4 million). As of September 30, 2023, the Company had made a prepayment of RMB16 million ($2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024.

On January 13, 2022, Mr. Gang Lai transferred the 5% equity interest he owned in Jiangxi Yueshang to a third party. As such, after this date, Jiangxi Yueshang is no longer the Company’s related party.

NOTE 15 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Universe INC is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Universe HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Universe HK did not generate any assessable profits derived from Hong Kong sources for the years ended September 30, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of the Company’s main operating subsidiaries in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2016 with a term of three years. In December 2019 and November 2022, Jiangxi Universe successfully renewed its HNTE certification with local government and will continue to enjoy the reduced income tax rate of 15% for three years, respectively, through November 2025. Universe Trade, another operating subsidiary of the Company in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2020 with a term of three years through December 2023. Universe Trade did not successfully renew its HNTE status at the end of December 2022 and, therefore, will be subject to the standard PRC enterprise income tax rate of 25% starting from January 2024. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2023, 2022 and 2021 were reported at a blended reduced rate as a result of certain of the PRC subsidiaries of the Company’s being approved as a HNTE and enjoying a 15% reduced income tax rate. The impact of the tax holidays noted above decreased PRC corporate income taxes by $309,840, $694,955 and $1,518,979 for the years ended September 30, 2023, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.09, $0.19 and $0.48 for the years ended September 30, 2023, 2022 and 2021, respectively.

The components of the income tax provision (benefit) are as follows:

	For the Years Ended September 30,
	2023	2022	2021
Current tax provision:
Cayman	$-	$-	$-
Hong Kong	-	-	-
PRC	685,937	1,357,697	3,026,867
Sub-total	685,937	1,357,697	3,026,867
Deferred tax provision (benefit):
Cayman	-	-	-
Hong Kong	-	-	-
PRC	1,627,550	(605,278)	(668,341)
Sub-total	1,627,550	(605,278)	(668,341)
Total income tax provision	$2,313,487	$752,419	$2,358,526

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2023, 2022 and 2021:

	For the Years Ended September 30,
	2023	2022	2021
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	(8.1)%	(8.7)%	(11.0)%
Permanent difference	(0.1)%	(22.3)%	-%
Non-PRC entities not subject to PRC income tax	(2.0)%	(3.4)%	2.0%
Impact on DTA due to change in applicable income tax rate	(14.1)%	-%	0.6%
Change in valuation allowance	(4.8)%	-%	0.5%
Effective tax rate	(4.1)%	(9.4)%	17.1%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2023, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Deferred tax assets are composed of the following:

	As of September 30,
	2023	2022
Deferred tax assets:
Net operating loss carry-forwards	$590,283	$1,210,855
Allowance for doubtful accounts	66,697	136,817
Total	656,980	1,347,672
Valuation allowance
Total deferred tax assets	$656,980	$1,347,672

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Although Jiangxi Universe and Universe Trade incurred net loss during the years ended September 30, 2023 and 2022, the Company expected Jiangxi Universe and Universe Trade would generate net income in the fiscal year ending September 30, 2024, and determined that it was more likely than not that part of its deferred tax assets could be realized due to the estimated future earnings, and recognized valuation allowance for the part of deferred tax assets that was not expected to be realized.

(b) Taxes payable

Taxes payable consist of the following:

	As of September 30,
	2023	2022
Value added tax payable	$303,713	$115,087
Other taxes payable	131,045	52,263
Total taxes payable	$434,758	$167,350

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company’s and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of September 30, 2023 and 2022, $5,223,573 and $5,711,423 of the Company’s cash, respectively, was on deposit at financial institutions in the PRC where no existing rule or regulation requires such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended September 30, 2023, 2022 and 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the years ended September 30, 2023, 2022 and 2021, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 27.2%, 32.2% and 30.4% of the total revenue for the years ended September 30, 2023, 2022 and 2021, respectively.

Sales of one of the Company’s major products, Guben Yanling Pill, accounted for 36.4%, 42.5% and 40.3% of the Company’s total revenue for the years ended September 30, 2023, 2022 and 2021, respectively.

As of September 30, 2023 and 2022, no customer accounted for more than 10% of the total accounts receivable balance.

For the year ended September 30, 2023, one supplier accounted for 29.6% of the total purchases. For the year ended September 30, 2022, one supplier accounted for approximately 10.3% of the total purchases. For the year ended September 30, 2021, no supplier accounted for more than 10% of the total purchases, respectively.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Universe INC was incorporated under the laws of the Cayman Islands on December 11, 2019. The original authorized number of ordinary shares upon incorporation was 50,000 shares with par value of US$1.00 per share and 50,000 shares were issued. On August 7, 2020, the Company amended its Memorandum of Association to increase the authorized number of shares to 100,000,000 shares with par value of $0.003125 per share, and subdivide the original issued shares from 50,000 shares at par value of $1.00 per share to 16,000,000 ordinary shares with par value of $0.003125 per share. As a result of this forward split of the outstanding ordinary shares at a ratio of 320-for-1 share, a total of 16,000,000 shares were issued and outstanding after the split. The issuance of these 16,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

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

Increased authorized share capital and share consolidation

On July 3, 2023, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$312,500 divided into 90,000,000 ordinary shares of par value US$0.003125 each and 10,000,000 preferred shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 ordinary shares of par value US$0.003125 each and 100,000,000 preferred shares of par value US$0.003125 each;

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company (the “Share Consolidation”); and

(c)	that, upon the effectiveness of the Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated 24 May 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

The board of directors of the Company resolved to effect the Share Consolidation at 5:00 p.m. (Cayman Islands time) on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share. Our consolidated financial statements were retrospectively restated for effect of the 6-for-1 Shares Consolidation (see Note 1).

As of September 30, 2023 and 2022, the Company had a total of 3,625,000 ordinary shares issued and outstanding.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, for a nominal consideration of $0.001 per warrant, to purchase 300,000 ordinary shares of the Company (equal to 6% of the total number of ordinary shares sold in the IPO, not including any ordinary shares sold in the over-allotment option) (the “Underwriter Warrants”). The Underwriter Warrants have a term of five years, with an exercise price of $5.50 per share (equal to 110% of the Company’s IPO offering price of $5.00 per share). The Underwriter Warrants may be purchased in cash or via cashless exercise, are exercisable for five (5) years, and will terminate on the fifth anniversary of the closing of the IPO. Management determined that the Underwriter Warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2023, the Underwriter Warrants were issued and outstanding, but none of them had been exercised. For the years ended September 30, 2023, 2022 and 2021, the Underwriter Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

Cash dividends

On September 21, 2016, September 13, 2017, February 2, 2018, September 20, 2018 and February 21, 2019, the board of directors of Jiangxi Universe approved resolutions to pay cash dividends of RMB40 million, RMB30 million, RMB20 million, RMB10 million and RMB30 million, respectively, to its shareholders at the time of record out of the retained earnings balance of Jiangxi Universe, to be paid to these shareholders when there are sufficient available earnings and the Company has sufficient funds. A total of RMB130 million (approximately $19.1 million) cash dividend was declared from September 2016 to February 2019, among which, approximately RMB20 million ($3.1 million) was paid in cash to its shareholders in 2018 and the remaining RMB110 million ($16 million) was paid to its shareholders in 2019. There were no additional cash dividends paid during the years ended September 30, 2023, 2022 and 2021.

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

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of September 30, 2023 and 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,439,535, and total restricted net assets amounted to $31,786,663.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2023, 2022 and 2021, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of September 30, 2023, future minimum capital expenditures on the Company’s CIP project amounted to approximately $13.1 million, among which, approximately $3.4 million is required for the next 12 months from the date of this report (see Note 10).

On May 6, 2021, the Company entered into a real estate property purchase agreement with Jiangxi Yueshang, an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and the Company will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). As of September 30, 2023, the Company had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024 (see Note 11).

NOTE 18 — SUBSEQUENT EVENTS

On November 23, 2023, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Jiangxi Luling Rural Commercial Bank (“LRC Bank”) to borrow RMB15 million (equivalent to approximately $2,055,921) as working capital for two years, with the maturity date on November 14, 2025. The fixed interest rate of the loan was 3.95% per annum. The Company pledged certain land and property of Jiangxi Universe as collateral to guarantee this loan.

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

As of September 30, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2023	2022
ASSETS
Cash	$9,248	$28,917
Short-term investments	13,219,005	13,148,594
Total current assets	13,228,253	13,177,511

Non-current assets
Investment in subsidiaries	$26,304,448	$33,264,812

Total assets	$39,532,701	$46,442,323

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01875 par value, 150,000,000 shares authorized, 3,625,000 shares issued and outstanding as of September 30, 2023 and 2022 *	67,969	67,969
Additional paid-in capital	29,279,159	29,279,159
Retained earnings	12,598,839	18,761,900
Accumulated other comprehensive income	(2,413,266)	(1,666,705)
Total shareholders’ equity	39,532,701	46,442,323

Total liabilities and shareholders’ equity	$39,532,701	$46,442,323

*	Retrospectively restated for effect of 6-for-1 shares consolidation.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2023	2022	2021
Operating costs and expenses:
General and administrative expenses	$(134,141)	$(384,214)	$(1,177,869)

Other income (expenses):
Income (loss) from short-term investments	38,530	(470,477)	239,549
Other expenses	(730)	(420)	(60,751)

Equity in earnings of subsidiaries	(6,066,720)	(7,881,455)	12,319,023

Net (loss) income	(6,163,061)	(8,736,566)	11,319,952
Foreign currency translation adjustments	(746,561)	(3,755,464)	1,193,369
Comprehensive (loss) income attributable to the Company	$(6,909,622)	$(12,492,030)	$12,513,321

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(6,163,061)	$(8,736,566)	$11,319,952
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	6,066,720	7,881,455	(12,319,027)
Short-term investment income	(38,530)	470,477
Net cash used in operating activities	(134,871)	(384,634)	(999,075)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for short-term investments	-	-	(15,330,660)
Redemption of short-term investments	-	-	1,801,927
Net cash used in investing activities	-	-	(13,528,733)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares in IPO	-	-	25,957,457
Cash lent to subsidiaries	-	-	(11,358,764)
Cash repayment from subsidiaries	115,133	303,746	-
Net cash provided by financing activities	115,133	303,746	14,598,693

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	69	(588)	39,508

CHANGES IN CASH	(19,669)	(81,476)	110,393

CASH, beginning of year	28,917	110,393	-

CASH, end of year	$9,248	$28,917	$110,393