Form 20-F
period 2024-09-30
Universe Pharmaceuticals INC
filed 2025-04-29
CIK 1809616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

An aggregate of 23,645,974 ordinary shares, par value $0.01875 per share, as of September 30, 2024 (before retroactively taking into account the share consolidation at a ratio of 15-to-1 and the share consolidation at a ratio of 40-to-1, effective as of November 12, 2024 and March 24, 2025, respectively).

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“fiscal year” are to the period from October 1 to September 30 of the next calendar year;

●	“Jiangxi Universe” are to Jiangxi Universe Pharmaceuticals Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Universe Technology (as defined below) and an indirect wholly owned subsidiary of the Company;

●	“PRC operating entities” are to Jiangxi Universe and its subsidiaries;

●	“RMB” and Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to the ordinary shares of the Company, par value $11.25 per share;

●	“SEC” are to the U.S. Securities Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“TCM” are to traditional Chinese medicine;

●	“TCMD” are to traditional Chinese medicine derivatives;

●	“Universe Hanhe” are to Guangzhou Universe Hanhe Medical Research Co., Ltd., a PRC formed on May 12, 2021, a wholly-owned subsidiary of Jiangxi Universe;

●	“Universe HK” are to the Company’s wholly owned subsidiary, Universe Pharmaceuticals Group (International) Limited, a company incorporated in Hong Kong;

●	“Universe Technology” are to Jiangxi Universe Pharmaceuticals Technology Co., Ltd., a limited liability company organized under the laws of the PRC, and is wholly owned by Universe HK;

●	“Universe Trade” are to Jiangxi Universe Pharmaceuticals Trade Co., Ltd., a PRC company formed in 2010, a wholly-owned subsidiary of Jiangxi Universe;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” or the “Company”, are to one or more of Universe Pharmaceuticals INC, an exempted company incorporated in the Cayman Islands.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2024	2023	2022
At the end of the fiscal year - RMB	RMB7.0176 to $1.00	RMB7.2960 to $1.00	RMB7.1135 to $1.00
Average rate for the fiscal year - RMB	RMB7.2043 to $1.00	RMB7.0533 to $1.00	RMB6.5532 to $1.00

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

We face legal and operational risks associated with having all of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our Company and our business face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect our business and results of operations. These risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In particular, recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, as well as the ability of the U.S. Public Company Accounting Oversight Board, or the PCAOB, to inspect our auditors, may impact our Company’s ability to conduct our business, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ordinary shares to significantly decline in value or become worthless.”

As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have any of them received any inquiry, notice, or sanction. As advised by our PRC counsel, AllBright Law Offices (Fuzhou), we are not subject to cybersecurity review by the Cyberspace Administration of China, or the CAC, since we currently do not possess any personal information of users in our business operations. It is unlikely for us to have over one million users’ personal information and we do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Pursuant to the Regulations on Network Data Security Administration (the “Data Security Administration”) which became effective on January 1, 2025, we are not subject to network data security review by the government authorities, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Data Security Administration.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which became effective on March 31, 2023. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. Under the Overseas Listings Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises otherwise subject to filing that have been listed overseas or met the following circumstances are considered existing enterprises: the application of such enterprises for indirect overseas securities issuance and listing has been approved by the applicable overseas regulators or overseas stock exchanges (e.g., an applicable registration statement has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”)) before the effectiveness of the Trial Measures, and are not required to re-perform issuance and listing supervision procedures with the overseas regulators or overseas stock exchanges, and the overseas issuance and listing of such enterprises have been completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they conduct refinancing activities or other matters requiring filings in the future. In the opinion of our PRC legal counsel, AllBright Law Offices (Fuzhou), as a domestic company listed on Nasdaq since March 2021, and not currently conducting refinancing or other activities that require filings, we are not required to file with the CSRC in accordance with the Trial Measures at this time. However, in the event that we conduct subsequent offerings, we could be subject to filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China— The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

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

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our current auditor, Enrome LLP, and our former auditor, YCM CPA INC., the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditor, Enrome LLP, is headquartered in Singapore, and subject to inspect by the PCAOB on a regular basis, and our former auditor, YCM CPA INC., is headquartered in California, has been inspected by the PCAOB. Both our auditor and former auditor are not subject to the determination issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect our auditors. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.”

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

Subject to certain contractual, legal and regulatory restrictions, and our internal cash management policy, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. If needed, our Cayman Islands holding company can transfer cash to our PRC subsidiaries through loans and/or capital contributions, and our PRC subsidiaries can transfer cash to our Cayman Islands holding company through issuing dividends or other distributions. Our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiate a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Cash flows have occurred between our Cayman Islands holding company and our subsidiaries. From October 1, 2024 to the date of this annual report, the Cayman Islands holding company did not receive cash transfer from its subsidiaries. For the fiscal year ended September 30, 2024, 2023 and 2022, the Cayman Islands holding company received cash in the amount of $100,062, $127,827 and $303,746 from its subsidiary in Hong Kong for the payment of directors’ compensation and professional service fees, respectively. There was no distribution of earnings by our PRC subsidiaries to the Cayman Islands holding company during the fiscal years ended September 30, 2022, 2023 and 2024, and from October 1, 2024 to the date of this annual report. In the fiscal years ended September 30, 2022, 2023 and 2024, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. From October 1, 2024 to the date of this annual report, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022.

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

In order for us to pay dividends to our shareholders, we will rely on payments made from Universe Technology’s subsidiary, Jiangxi Universe, to Universe Technology and from Universe Technology to Universe HK and then to our Company. According to the Enterprise Income Tax Law, or the EIT Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if Jiangxi Universe or its subsidiary or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to its immediate holding company, Universe HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Universe HK intends to apply for the tax resident certificate if and when Universe Technology plans to declare and pay dividends to Universe HK. See “Item 3. Key Information—D. Risk Factors— There are significant uncertainties under the EIT Law, relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	the PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless;

●	uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ordinary shares to significantly decline in value or become worthless;

●	our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect our auditors. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis;

●	failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations;

●	the approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our offerings and/or other financing activities to make loans or additional capital contributions to our PRC operating subsidiaries;

●	adverse changes in political, economic and social conditions, as well as government policies in China could have a material adverse effect on our business results of operations, financial conditions and prospects;

●	changes to the PRC legal system could have an adverse effect on us;

●	recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering. See “Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering”; and

●	to the extent cash and assets of in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets. See “Risk Factors—Risks Related to Doing Business in China—To the extent cash and assets of in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets.”

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

Raw materials account for a portion of our manufacturing costs and we rely on third-party suppliers to provide almost all raw materials. Suppliers may be unable or unwilling to provide the raw materials we need in the quantities requested, at prices we are willing to pay, or that meet our quality standards. We are also subject to potential delays in the delivery of raw materials caused by events beyond our control, including transportation interruptions, delivery delays, labor disputes, other supply chain issues, and changes in government regulations. See also “—We are exposed to a number of risks related to our supply chain for the materials required to manufacture our products” for details. Our business could be adversely affected if we are unable to obtain reliable sources of the raw materials used in the manufacturing of our products that meet our quality standards. Any significant delay in or disruption of the supply of raw materials could, among other things, substantially increase the cost of such materials, require reformulation or repackaging of products, require the qualification of new suppliers, or result in our inability to meet customer demands, which could in turn adversely affect our financial results.

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

We have made substantial investment in advertising our products in order to improve our brand awareness and our market position. In the fiscal year ended September 30, 2022, we entered into an advertising service agreement with a third-party, Health Headline Technology Co., Ltd. (“Health Headline”), pursuant to which, Health Headline provided media advertising services to promote our brand on the Health Headline website and mobile app, with a service period of ten months from March 1, 2022 to December 31, 2022. For the fiscal year ended September 30, 2023, we renewed the advertising services arrangement with Health Headline by entering a new service agreement with Health Headline with a service period of ten months from March 1, 2023 to December 31, 2023. For the fiscal year ended September 30, 2024, we renewed the advertising services arrangement with Health Headline by entering into a new service agreement with Health Headline with a service period of ten months from March 1, 2024 to December 31, 2024. In addition, we incurred substantial advertising expenditures to maintain and enhance our brand and our products, which may not prove successful. Television advertising and other brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. Additionally, there could be a negative reaction to certain advertising campaigns. If we fail to promote our brand, or if we incur excessive expenses in this effort, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts or to achieve the desired brand awareness that is critical for our success.

Our future success depends in part on our ability to increase our production capacity, and we may not able to do so in a cost-effective manner. We have engaged a third-party sub-contractor to build manufacturing facilities and an office building for us, and we may encounter challenges relating to the construction, management and operation of such facilities.

To the extent we are successful in growing our business, we may need to increase our production capacity. We entered into a construction agreement with a sub-contractor, who will construct four manufacturing factories and an office building for us, with a total maximum budget of approximately RMB165 million (US$23.5 million). The construction started on August 8, 2021, with an originally estimated completion date on August 7, 2023. However, due to resurgence in the number of COVID cases, which resulted in logistic disruptions, material and labor shortage, and domestic travel restriction. At the beginning of 2024, the Company had estimated the construction work to be completed in December 2024. During 2024, new information was discovered about the topographical and surface structures of the land, which required Chenyuan to redo the geological survey. As a result, the construction work has been further delayed, and the construction of the four manufacturing factory buildings and the office building is expected to be fully completed and put into use by December 2025 and December 2026, respectively. Our ability to construct such additional facilities is subject to risks and uncertainties. The construction of any new facilities will be subject to risks inherent in the development and construction, including risks of delays and cost overruns as a result of factors outside of our control, which may include delays in government approvals, burdensome permitting conditions, and delays in the delivery of manufacturing equipment or raw materials required for the construction. Additionally, we also depend on the third-party sub-contractor for the development of new facilities, and as such, we are subject to the risk that such third parties do not fulfill their obligations to us under the contraction agreement.

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

The COVID-19 pandemic has been and could continue to materially and adversely affect our business and results of operations.

Our business operations have been affected and may continue to be affected by the COVID-19 pandemic. Although on December 9, 2022, China announced that it was officially moving towards reopening and gradually lifting travel restrictions, after nearly three years of adhering to its dynamic zero-COVID policy, the COVID-19 pandemic continues to threaten global economies and cause significant market volatility and declines in general economic activities of China. In the fiscal year ended September 30, 2024, as affected by the economic downturn in China following the COVID-19 pandemic, we saw a decrease in overall consumer spending and the demand for our products. In the fiscal year ended September 30, 2023, slowdown in economy caused by the COVID-19 pandemic has led to a decline in customers’ spending power, and we changed our pricing strategy to decrease the per unit price of our TCMD products in an effort to increase sales volume and market share during this challenging period. The average selling price of our TCMD products decreased by 50.0% in the fiscal year ended September 30, 2023 as compared to the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2022, due to resurgence of COVID-19 pandemic in China and related restrictive measures, including travel restrictions, the PRC operating entities experienced delays in the receipt of purchased raw materials from suppliers and in delivering products to customers. The prices of the raw materials increased by about 5% as compared to the fiscal year ended September 30, 2021. In addition, we granted some customers extended payment terms of 30 days to 120 days. However, based on our present relationship with these customers and our evaluation of their financial conditions, we do not anticipate any material collectability problems. The continued uncertainties associated with the COVID-19 pandemic worldwide may cause our revenue and cash flows to underperform in the next 12 months from the date of this annual report. The extent of the future impact of the COVID-19 pandemic on our business and the results of operations is still uncertain.

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

We currently own 65 patents and 98 trademarks in China. We believe that our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be deemed to be valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property by a court or administrative body having jurisdiction over such matters. Although we have filed additional patent applications with Patent Administration Department of PRC, there is no assurance that they will be granted.

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

Our manufacturing operations produced approximately 60.9%, 57.5% and 59.8% of the total value of the products we sold for the fiscal year ended September 30, 2024, 2023 and 2022, respectively. Our products are produced in our manufacturing facility located in Jinggangshan, Jiangxi Province, China. For the fiscal year ended September 30, 2024, two suppliers accounted for 28.0% and 13.4% of our total purchases, respectively. For the fiscal years ended September 30, 2023 and 2022, one supplier accounted for 29.6% and 10.3% of our total purchases, respectively. No other suppliers individually accounted for more than 10% of our total purchases in the fiscal years ended September 30, 2024, 2023 and 2022. In the event any of our third-party suppliers or vendors becomes unable or unwilling to continue to provide raw materials in the required volumes or quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to identity and obtain alternative supply sources, our business could be adversely affected. Any significant disruption in our operations at our manufacturing facility for any reason, including government-imposed regulatory requirements, the loss of certifications, power interruptions, fires, war, or other force of nature, could disrupt our supply of products, adversely affecting our sales and customer relationships.

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

In the fiscal year ended September 30, 2024, we incurred $3.0 million in research and development expenses, a 37.6% decrease compared to the expenses in the fiscal year ended September 30, 2023. In the fiscal year ended September 30, 2023, we incurred $4.9 million research and development expenses, a 36.4% decrease compared to the expenses in the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2022, we incurred $7.6 million of research and development expenses, a 39.9% increase compared to the expenses in the fiscal year ended September 30, 2021. In order to diversify our profit portfolio, a large portion of the research and development expenses in the fiscal year ended September 30, 2022 was spent on developing and testing eight new products.

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

Our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect our auditors. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.

The Holding Foreign Companies Accountable Act was enacted on December 18, 2020. The Holding Foreign Companies Accountable Act, as amended by the Accelerating Holding Foreign Companies Accountable Act, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our current auditor, Enrome LLP, and our former auditor, YCM CPA INC., the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our current auditor, Enrome LLP, is based in Singapore, and our former auditor, YCM CPA INC., is headquartered in California, and are both subject to inspection by the PCAOB.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law as part of the fiscal year 2023 omnibus spending legislation on December 29, 2022 and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

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

On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that it could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. Moving forward, the PCAOB will continue to demand complete access in mainland China and Hong Kong. Despite the PCAOB’s announcement, Chinese authorities will need to ensure that the PCAOB continues to have full access for inspections and investigations in 2025 and beyond, or the threat for Chinese companies listed on U.S. stock exchanges has not been relieved.

Our auditor, Enrome LLP, is headquartered in Singapore. Enrome LLP has been subject to PCAOB inspections and was not subject to the determinations announced by the PCAOB on December 16, 2021. If, for whatever reason, the PCAOB is unable to conduct full inspections of our auditor, uncertainty under the Holding Foreign Companies Accountable Act could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter.” The risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

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

In China, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, on September 24, 2024, the Data Security Administration was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”), which took effect on January 1, 2025. According to the Data Security Administration, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization, or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affect or may affect national security; (ii) data processors that handle personal data of more than one million individuals intend to list on a foreign stock exchange; (iii) data processors that intend to list on Hong Kong exchange, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security.

As of the date of this annual report, we have not engaged in the relevant businesses provided in the Data Security Administration. As such, we currently do not expect the Data Security Administration or other recent regulations will have an impact on our business or results of operations, and we believe that we are compliant with the regulations and policies that have been issued by the government authorities to date. As of the date of this annual report, we have not received any investigation, notice, warning, or sanction from applicable government authorities (including the CAC) with regard to our business operations concerning any issues related to cybersecurity and data security. In addition, we have not been involved in any review, investigation, enquiry, penalty, or other legal proceedings initiated by applicable governmental or regulatory authorities or third parties in relation to in relation to cyber security or data protection. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our Company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputational damage. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and took effect on November 1, 2021, integrates the scattered rules with respect to personal information rights and privacy protection and applies to the processing of personal information within China as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

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

On September 24, 2024, the SCNPC published the Data Security Administration, which became effective on January 1, 2025. The Data Security Administration provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Administration, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As advised by our PRC counsel, AllBright Law Offices (Fuzhou), neither the operations of our PRC subsidiaries, nor of the PRC operating entities are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor is any such entity subject to the Data Security Administration, given that our PRC subsidiaries and the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the government authorities to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Data Security Administration will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Data Security Administration. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

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

On February 17, 2023, the CSRC issued the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listings Rules, companies in mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in mainland China limited by shares and an offshore company whose main business operations are in mainland China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listings Rules also provide that a company in mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listings Rules, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listings Rules. A fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

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

In the opinion of our PRC legal counsel, AllBright Law Offices (Fuzhou), as a domestic company listed on Nasdaq since March 2021, and not currently conducting refinancing or other activities that require filings, we are not required to file with the CSRC in accordance with the Overseas Listing Rules at this time. However, in the event that we conduct subsequent offerings, we could be subject to filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

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

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entities by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

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

There are significant uncertainties under the EIT Law, relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiaries, Universe Technology, Jiangxi Universe, Universe Trade and Universe Hanhe, are wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. The beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation (the “SAT”) promulgated the Notice on How to Comprehend and Determine the “Beneficial Owner” in Tax Treaties (《国家税务总局关于税收协定中”受益所有人”有关问题的公告》) on February 3, 2018, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

The EIT Law and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, with a preferential enterprise tax rate of 15%. Our subsidiaries, Jiangxi Universe and Universe Trade, were accredited as HNTE and enjoy the reduced income tax rate of 15% for three years through November 2025 and December 2023, respectively. Universe Trade did not successfully renew its HNTE status at the end of December 2023 and, therefore, has been subject to the standard PRC enterprise income tax rate of 25% starting from January 2024. According to the relevant administrative measures, to qualify as an “HNTE,” a company must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to review by the relevant government authorities in China every three years, and in practice, certain local tax authorities may require annual evaluation of the qualification. In the event that Jiangxi Universe fails to renew its status as HNTE with the local tax authority upon expiration of its HNTE status in November 2025, it will be subject to the standard PRC enterprise income tax rate of 25%.

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

Relevant PRC laws and regulations permit the companies in mainland China to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in mainland China are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, if we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will rely on payments from subsidiaries of Jiangxi Universe to Jiangxi Universe, and from Jiangxi Universe to Universe Technology, and the distribution of such payments to Universe HK, and then to our Company. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in Hong Kong or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, it could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China, which may further increase difficulties faced by you in protecting your interests. See also “—You may experience difficulty in effecting service of process, enforcing foreign judgments or bringing actions against our directors and officers.”

You may experience difficulty in effecting service of process, enforcing foreign judgments or bringing actions against our directors and officers.

We are a Cayman Islands exempted company with limited liability and most of our assets are located outside of the United States. In addition, all of our directors and officers are nationals or residents of the PRC, including our chief executive officer and chairman of the board of directors, Mr. Gang Lai, our chief financial officer, Ms. Lin Yang, and our directors, Mr. Jiawen Pang, Mr. Yongping Yu and Mr. Ding Zheng, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon our directors and executive officers. It may also be difficult for you to enforce in the United States courts judgments obtained in the United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States.

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

The market price of our ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the pharmaceutical business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other companies in the Chinese patent medicine industry;

●	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our ordinary shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

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

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended September 30, 2024, we identified material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law does not have a comparable corporate governance regime applicable to the Company which prescribes specific corporate governance standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The board of directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Other than the above, we do not currently intend to follow any additional home country practices in lieu of Nasdaq requirements. However, if we choose to follow such other home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

Foshan Shangyu Investment Holding Co., Ltd. (“Foshan Shangyu”) is our affiliated entity, 90% owned by and controlled by Mr. Gang Lai, our chief executive officer and chairman of the board of directors. Foshan Shangyu was formed in 2004 in China as a holding company of Mr. Gang Lai. Foshan Shangyu has no business operations.

On May 12, 2021, we formed Guangzhou Universe Hanhe Medical Research Co., Ltd. in the PRC, as a wholly-owend subsidiary of Jiangxi Universe. Universe Hanhe does not conduct any business operations as of the date of this annual report.

The following diagram illustrates our corporate structure as of the date of this annual report:

Recent Development

On July 15, 2024, we closed a self-underwritten public offering of 20,000,000 ordinary shares, par value US$0.01875 per share, at an offering price of US$1.25 per share. We raised a total of US$25 million through that offering, before deducting offering-related expenses, and net proceeds of $24.625 million.

On November 12, 2024, we effected a share consolidation of 15 ordinary shares with par value of US$0.01875 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.28125. All fractional shares were rounded up to the whole number of shares. Immediately following the share consolidation, the authorized share capital of the Company was US$140,625,000 divided into 450,000,000 ordinary shares, par value US$0.28125 per share and 50,000,000 preferred shares, par value US$0.28125 per share.

On December 6, 2024, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers named thereto, pursuant to which the Company agreed to issue and sell (i) 388,000 ordinary shares, par value US$0.28125 per share (the “Offered Shares”), (ii) 18,362,000 pre-funded warrants to purchase 18,362,000 ordinary shares, par value US$0.28125 per share (the “Pre-funded Warrants”), and (iii) 18,750,000 common warrants to purchase 18,750,000 ordinary shares, par value US$0.28125 per share (the “Common Warrants”), at a combined purchase price of US0.80 per Offered Share and one accompanying Common Warrant, or at a combined purchase price of US$0.79 per Pre-funded Warrant (in lieu of one Offered Share) and one accompanying Common Warrant, in a registered direct offering (the “Offering”). The Company received approximately $15.0 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Offered Shares and the ordinary shares underlying the Pre-funded Warrants and the Common Warrants offered under the Securities Purchase Agreement were offered and sold pursuant to the Company’s effective registration statement on Form F-3 (Registration No. 333-268028), initially filed by the Company with the SEC on October 27, 2022 and declared effective by the SEC on November 15, 2022, and the base prospectus included therein, as supplemented by the prospectus supplement dated December 6, 2024.

The Offering closed on December 10, 2024. For the period from the effectiveness of the registration statement on Form F-1 to September 30, 2024, we used approximately US$7.0 million for research and development purposes, approximately US$6.75 million for upgrading and expanding our manufacturing facilities, and approximately US$6.0 million for brand marketing. We still intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-248067). For the period from October 1, 2024 to the date of this annual report, we used approximately USD$280,000 for advertising purposes.

On March 24, 2025, we effected a share consolidation of 40 ordinary shares with par value of US$0.28125 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$11.25. All fractional shares were rounded up to the whole number of shares. Immediately following the share consolidation, the authorized share capital of the Company was US$140,625,000 divided into 11,250,000 ordinary shares, par value US$11.25 per share and 1,250,000 preferred shares, par value US$11.25 per share.

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

The PRC operating entities’ third-party products. Through our subsidiary, Universe Trade, we also distribute and sell products manufactured by third-party producers, including biomedical drugs, medical instruments, TCMPs and dietary supplements. For the fiscal years ended September 30, 2024, 2023 and 2022, we distributed around 2,552, 2,239 and 2,785 types of third-party products, respectively.

The PRC operating entities’ Customers. The PRC operating entities’ major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

The PRC operating entities’ customer base decreased from 2,651 as of September 30, 2022 to 2,541 as of September 30, 2023, and increased to 2,561 as of September 30, 2024. The revenues from selling the PRC operating entities’ own products decreased from $23,988,177 for the fiscal year ended September 30, 2022 to $18,572,658 for the fiscal year ended September 30, 2023, as we changed our pricing strategy and decreased selling price of our TCMD products to increase sales volume and market share, and decreased to $14,026,049 for the fiscal year ended September 30, 2024 because sales volume decreased by 29.1% as global economic slowdown has led to a decline in customers’ spending power. The revenues from distributing and selling third-party products decreased from $16,154,974 in the fiscal year ended September 30, 2022 to $13,736,077 for the fiscal year ended September 30, 2023 due to decreased sales volume and negative impact from foreign currency fluctuation and decreased to $8,998,409 for the fiscal year ended September 30, 2024 because sales volume decreased by 28.0%. Our net loss was $8,736,566 for the fiscal year ended September 30, 2022, $6,163,061 for the fiscal year ended September 30, 2023, and $20,327,897 for the fiscal year ended September 30, 2024.

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

Visionary management team with substantial industry experience

Our visionary management team is the bedrock of our success. Many members of our leadership possess extensive experience in the pharmaceutical, biomedical, chemical and related industries. For instance, our chief executive officer, Mr. Gang Lai, has about 33 years of corporate management experiences. Mr. Xiaojun Deng, the deputy manufacturing manager of Jiangxi Universe, holds a degree in Traditional Chinese Medicine Manufacturing from Jiangxi Medical School with over 28 years of working experience in the Chinese patent medicine industry. Ms. Lin Yang, our chief financial officer, has over 16 years of finance and management experience working in pharmaceutical companies. Mr. Yajun Hu, the general manager of Jiangxi Universe, has over 10 years of experiences in managing a pharmaceutical company. Mr. Baochang Liu, our chief operating officer, has over 19 years of experience in pharmaceutical marketing and had previously held marketing and management positions at a number of listed pharmaceutical companies in China. Moreover, many members of the team have worked together for an extended period of time and helped build the Company from the ground up. The rapport that the team has built extends beyond the talent and skills of individual team members and contributes to a collective sense of mission.

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

We have been advertising our products through television advertisement. We also intend to advertise targeting older customers, including transmitting our advertisements through additional traditional media platforms such as live radio stations, newspapers, as well as in-person marketing at drug stores and clinics. In the fiscal year ended September 30, 2022, our marketing department explored direct selling strategy and increased its efforts to market products directly to customers in Liaoning Province. In the fiscal year ended September 30, 2023, our marketing strategies are primarily focused on digital marketing and brand promotion, and we launched in-app advertising campaigns and created brand films to enhance our recognition among potential customers. In the fiscal year ended September 30, 2024, we continued adopting our marketing strategies for the fiscal year ended September 30, 2023, with a focus on promoting our products with in-app advertising campaigns through Health Headline.

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

Our Manufactured Products

We manufacture, market and sell 13 different TCMD products to customers in 30 different provinces in China. Our TCMD products fall under two categories: chronic condition treatments and cold and flu medications. The following list outlines our current products:

			Percentage of Gross Sales
Product Category	Product Name	Posology	2024	2023	2022	Intended Uses
Chronic Condition Treatments	Guben Yanling Pill	Pills	37.2%	36.4%	42.5%	To relieve fatigue, palpitation, low back pain, and generalized weakness and soreness.
	Shenrong Weisheng Pill	Pills	4.4%	3.5%	2.5%	To relieve fatigue, dizziness, excessive sweating, and pain in the waist and the knees.
	Quanlu Pill	Pills	2.3%	1.9%	1.7%	To improve kidney functions and spleen functions, and relieve fatigue, low back pain, and knee pain.
	Wuzi Yanzong Oral Liquid	Oral liquid	0.1%	0.1%	0.5%	To improve kidney functions.
	Yangxue Danggui Syrup	Syrup	0.8%	0.3%	0.4%	To improve blood circulation and treating dizziness, headaches and menstrual pains.
	Fengshitong Medicinal Liquor	Medicinal liquor	-	0.8%	0.6%	To treat low back pain and numbness in the feet and hands, and relieve rheumatoid arthritis pain.
	Shiquan Dabu Medicinal Liquor	Medicinal liquor	1.0%	1.1%	1.0%	To treat dizziness, palpitation, fatigue, and weakness, and ease menstrual flow.
	Fengtong Medicinal Liquor	Medicinal liquor	0.6	-%	0.2%	To treat low back pain and numbness in the feet and hands, and relieve symptoms of arthritis.
	Shenrong Medicinal Liquor	Medicinal liquor	1.2%	0.6%	0.5%	To improve blood circulation and relieve symptoms of fatigue, low back pain and leg pain.
	Qishe Medicinal Liquor	Medicinal liquor	0.3%	0.3%	0.5%	To treat blood stasis, arthritis, and numbness in the feet and hands.
Cold and Flu Medicines Medicinal Liquor	Qiangli Pipa Syrup	Syrup	3.7%	4.9%	5.9%	Relieve cough and reduce mucus and phlegm.
	Paracetamol Granule for Children	Granules	2.2%	3.4%	1.9%	To relieve children’s headaches, muscle aches, toothaches, colds and fevers.
	Isatis Root Granule	Granules	7.0%	4.3%	1.6%	To treat common colds and other infections of the upper respiratory tract.

Among the 13 TCMD products we manufacture, Guben Yanling Pill is our signature product. For the fiscal years ended September 30, 2024, 2023 and 2022, the revenue derived from the sale of Guben Yanling Pill represented 37.2%, 36.4% and 42.5% of our total revenue.

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

We consider our raw materials suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers for such period. For the fiscal year ended September 30, 2024, two suppliers accounted for 28.0% and 13.4% of our total purchases, respectively. For the fiscal year ended September 30, 2023, one supplier accounted for 29.6% of the total purchases. For the fiscal year ended September 30, 2022, one supplier, Jiangxi Hongjing Pharmaceutical Co., Ltd., accounted for approximately 10.3% of our total purchases. No other supplier individually accounted for more than 10% of our total purchases for the fiscal years ended September 30, 2024, 2023 and 2022.

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

Third-party Product Distribution

In addition to manufacturing our own products, we also distribute and sell, through our subsidiary Universe Trade, biomedical drugs, medical instruments, TCMPs and dietary supplements manufactured by third-party pharmaceutical companies. For the fiscal year ended September 30, 2024, we had distributed roughly 2,532 third-party products, of which approximately 39.0% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 9.0% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 48.0% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and approximately 4.0% are dietary supplements. For the fiscal year ended September 30, 2023, we had distributed roughly 2,239 third-party products, of which approximately 91.69% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 8.29% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.02% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules. For the fiscal year ended September 30, 2022, we had distributed roughly 2,785 third-party products, of which approximately 85.0% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 14.8% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.2% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules.

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

For the fiscal year ended September 30, 2024, 2023 and 2022, we purchased products from over 598, 661 and 658 suppliers, respectively. For the fiscal years ended September 30, 2024, 2023 and 2022, we did not have any supplier of third-party products whose sales to us accounted for more than 10% of our overall purchases of that fiscal year.

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

As of September 30, 2024, we had a total of 2,561 customers, of which 1,276 were pharmaceutical distributors, 231 were clinics, 358 were drug stores, and 696 were hospitals. As of September 30, 2023, we had a total of 2,541 customers, of which 1,267 were pharmaceutical distributors, 279 were clinics, 356 were drug stores, and 639 were hospitals.

For the fiscal year ended September 30, 2024, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 65.68%, 20.77%, 9.07% and 4.49% of our total revenues, respectively. For the fiscal year ended September 30, 2023, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 59.26%, 22.02%, 13.50% and 5.22% of our total revenues, respectively. For the fiscal year ended September 30, 2022, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 49.3%, 10.9%, 8.6%, and 31.2% of our total revenues, respectively.

None of our customers generated more than 10% of our revenue for the fiscal years ended September 30, 2024, 2023 and 2022. However, our top 10 customers aggregately accounted for 22.5%, 27.2% and 32.2% of our total revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Marketing and Sales

We believe that marketing activities are crucial to our success in the competitive Chinese patent medicine industry. As of September 30, 2024, we had a total of 60 employees in our marketing department. Employees in our marketing department are mainly responsible for performing various marketing activities, including researching the most updated industry and market information, analyzing market trends and consumer preferences, setting up marketing strategies, executing sales contracts, communicating with existing customers and networking with potential customers.

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

Research and Development

We established a research and development department in 1998. Our research and development team has been focusing on the upgrade of current products and the development of production techniques to increase productivity. After years of continued development, our research and development department has become the core of our technological innovation efforts. As of September 30, 2024, we had 17 employees dedicated to research and development.

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

As a result of our efforts, our subsidiary, Jiangxi Universe, is certified as a high and new technology enterprise by the Science and Technology Department of Jiangxi Province, with the current certification expiring in November 2025. This certification entitles Jiangxi Universe to a favorable corporate income tax of 15%, rather than the unified tax rate of 25% it would pay if it were not certified.

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

Employees

As of September 30, 2024, 2023 and 2022, we had a total of 225, 225 and 224 employees, all of whom are located in China. The following table sets forth the number of our employees by function as of September 30, 2024.

Function	Number of Employees	% of Total
Purchasing Department	5	2%
Warehouse Department	9	4%
Manufacturing Department	105	47%
Quality Control Department	16	7%
Research and Development Department	18	8%
Marketing Department	58	26%
Finance Department	7	3%
Administration Department	7	3%
Total	225	100%

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

Intellectual Property

We regard our patents, trademarks, domain names and other intellectual property critical to our business operations. We rely on laws and regulations on patents, trademarks and domain names to protect our intellectual property. As of the date of this annual report, we have registered 65 patents in China, including 36 utility model patents, 17 design patents, and 12 invention patents, and 98 trademarks in China, including our well-recognized brands “Bai Nian Dan (百年丹)”, “Hu Zhuo Ren (胡卓仁)” and “Long Zhong (龙种).” Under certain trademark licensing agreements entered into by and between Jiangxi Universe and Guangzhou Ningjing Investment Co., Ltd (“Guangzhou Ningjing”), a related company controlled by Mr. Gang Lai, our chief executive officer and chairman of the Board of Directors, Jiangxi Universe is authorized to use three trademarks held by Guangzhou Ningjing for commercial purposes, with the licensing authorization for two of such trademarks expiring on August 14, 2028 and one expiring on January 9, 2029. Jiangxi Universe is obligated to pay an aggregate of RMB500,000 (approximately US$71,249) to Guangzhou Nanjing annually as trademark licensing fees.

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We also maintain directors and officers’ liability insurance. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years ended September 30, 2024, 2023 and 2022, we did not make any material insurance claims in relation to our business.

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

As of the date of this annual report, we are engaged in the business of manufacturing and selling drugs. We obtained our latest drug manufacturing license on May 31,2024 which is valid until December 20, 2025, in compliance with the applicable PRC laws and regulations.

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

Regulations Related to Overseas Listing

The Overseas Listings Rules refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly define the circumstances where provisions for direct and indirect overseas offering and listing apply and the relevant regulatory requirements.

According to the Overseas Listings Rules, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings on overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer subsequently offers securities on the same overseas market where it has previously offered and listed securities, filings shall be made with the CSRC within three working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities on an overseas market, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of such event.

The Trial Measures provide that an overseas listing or offering is explicitly prohibited, if any of the following happens: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations, and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller(s), have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property, or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Moreover, a domestic company that seeks to offer and list securities on overseas markets shall abide by certain other regulatory requirements as set out in the Trial Measures, including compliance with laws of national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

The Trial Measures also provide that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed to be an indirect overseas offering by PRC domestic companies: (i) domestic companies accounted for 50% or more of any of the issuer’s operating revenue, total profit, total assets, or net assets as documented in its audited consolidated financial statements for the most recent fiscal year; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

Under the Trial Measures, if a domestic company fails to fulfill the filing procedures or offers and lists securities on an overseas market in violation of the relevant provisions of the Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine between RMB1,000,000 (approximately US$0.14 million) and RMB10,000,000 (approximately US$1.42 million). Directly liable persons-in-charge and other directly liable persons shall be warned and each subject to a fine between RMB500,000 (approximately US$0.07 million) and RMB5,000,000 (approximately US$0.71 million). Controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be subject to a fine between RMB1,000,000 (approximately US$0.14 million) and RMB10,000,000 (approximately US$1.42 million).

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to laws, and file with the secrecy administrative department at the same level. Moreover, if the leakage of any other documents and materials which a domestic company plans to publicly disclose or provide to relevant individuals and entities aforementioned, either directly or through its overseas listed entity, will be detrimental to national security or public interest, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers, and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed.

Laws and Regulations Related to Cyber Security and Data Protection

Data Security Law of the PRC

The Data Security Law of the PRC (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021, and took effect on September 1, 2021. Pursuant to the Data Security Law, data refers to any record of information in electronic or any other form and data processing including the collection, storage, use, processing, transmission, provision, and public disclosure of data. The Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data to the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition, or illegal usage thereof. The data processors shall comply with the provisions of laws and regulations when conducting data processing activities, establish and improve a whole-process data security management system, organize data security educational trainings, and take corresponding technical measures and other necessary measures to safeguard data security.

Regulations on Network Data Security Administration

The Data Security Administration was promulgated by SCNPC on September 24, 2024 and took effect on January 1, 2025. According to the Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization, or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affect or may affect national security; (ii) data processors that handle personal data of more than one million individuals intend to list on a foreign stock exchange; (iii) data processors that intend to list on Hong Kong exchange, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security.

Cybersecurity Review Measures

On December 28, 2021, 13 government departments, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Under the Cybersecurity Review Measures, (i) where a critical information infrastructure operator procures network products and services, it shall anticipate the national security risks that may be posed by the products and services once they are put into use. Those that affect or may affect national security shall be reported to the Cybersecurity Review Office of the PRC for cybersecurity review; (ii) online platform operators controlling personal information of more than one million users, which are listed on a foreign exchange, must apply for a cybersecurity review with the Cybersecurity Review Office of the PRC; and (iii) the Cybersecurity Review Office of the PRC will conduct a cybersecurity review on critical information infrastructure operators and network platform operators in accordance with the laws if it considers necessary.

AllBright Law Offices (Fuzhou), our PRC legal counsel, has advised us that, as of the date of this annual report, the PRC operating entities are not subject to cybersecurity review with the CAC, since they currently do not have over one million users’ personal information and do not anticipate that they will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject the PRC operating entities to the cybersecurity review with the CAC.

Laws and Regulations Related to Personal Information Protection

The Personal Information Protection Law of the PRC (the “Personal Informational Protection Law”) was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021. The Personal Informational Protection Law stipulates, among others, that (i) the processing of personal information should have a clear and reasonable purpose, which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information shall be limited to the minimum scope necessary for achieving the processing purpose and shall not be excessive. Personal information processors shall bear responsibilities and take necessary measures to guarantee the security of the personal information they handle. Otherwise, the personal information processors could be ordered to correct, suspend or terminate services, and face confiscation of illegal income, fines, or other penalties.

AllBright Law Offices (Fuzhou), our PRC legal counsel has advised us that, as of the date of this annual report, neither we nor our PRC subsidiaries have received any notification of non-compliance related to personal information protection from any Chinese authorities.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Through the PRC operating entities in China, the Company is a pharmaceutical company specializing in the development, manufacturing, marketing and sale of TCMD products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products and sell them in 261 cities in 30 provinces in China as of the date of this annual report. In addition, we also sell biomedical drugs, medical instruments, TCMPs and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

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

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains. We currently sell our products to these customers in 261 cities in 30 provinces in China, with significant customers located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province in China. Our top 10 customers in the aggregate accounted for 22.5%, 27.2% and 32.2% of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. No single customer contributed to more than 10% of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if any single large customer stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network including additional cities and rural areas in the PRC in an effort to increase our geographic appearance. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers base and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth prospects would be severely impaired.

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

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers, and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including raw materials, labor, packaging cost, depreciation and amortization, freight costs, overhead and third-party products purchase costs) have a direct impact on our profitability. The raw materials used in manufacturing of our TCMD products are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. We also rely on third-party manufacturers as a source for a portion of the components used for producing our products. These manufacturers are also subject to price volatility, labor costs and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Raw materials and sourced product price increases may offset our productivity gains and price increases and may adversely impact our financial results. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staffs exceed our estimates, our profit may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

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

The Recent Wave of Tariffs and Other Trade Controls Could Materially and Adversely Affect Our Business and Our Financial Condition

The trade war between the United States and China has reached unprecedented levels. After President Donald Trump announced widespread tariffs on April 2, 2025, China retaliated with similar measures. Within a week, both countries had imposed additional tariffs of 125% on each other's imports. Reciprocal tariffs of over 100% are anticipated to make trade between the two countries prohibitively expensive. The risk of recession, both for the U.S. economy and the global economy, has increased significantly. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Our revenue is driven by sales volume, selling price, and mix of products sold.

	For the Fiscal Years Ended September 30,			Variance comparing Fiscal Year 2024 to Fiscal Year 2023	Variance comparing Fiscal Year 2023 to Fiscal Year 2022
	2024	2023	2022	%	%
Revenue from sales of self-manufactured TCMD products	60.9%	57.5%	59.8%	3.4%	(2.3)%
Revenue from sales of third-party products	39.1%	42.5%	40.2%	(3.4)%	2.3%
Total revenue	100.0%	100.0%	100.0%

Sales volume by unit- TCMD products	11,881,087	16,753,432	10,799,254	(29.1)%	55.1%
Sales volume by unit- third party products	6,321,624	8,777,877	9,226,027	(28.0)%	(4.9)%
Total sales volume	18,202,711	25,531,309	20,025,281	(28.7)%	27.5%

Average selling price per unit- TCMD products	$1.18	$1.11	$2.22	6.3%	(50.0)%
Average selling price per unit- Third-party products	$1.42	$1.56	$1.75	(9.0)%	(10.9)%

Revenues from sales of TCMD products manufactured by us accounted for 60.9%, 57.5% and 59.8% of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatment and relief for common chronic health conditions in the elderly designed to achieve physical wellness and longevity (the “Chronic Condition Treatments”) and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes and syringes, (iii) TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets. Revenues from sales of third-party products accounted for 39.1%, 42.5% and 40.2% of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging costs, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 73.6%, 68.1% and 45.5% of our total revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 26.4%, 31.9% and 54.5% for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Our gross profit and gross margin are affected by the different product mix, the average selling price and unit cost of those products sold during each fiscal year. See detailed discussion under “––Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 35.5%, 21.0% and 47.5% of our total revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 12.6%, 8.2% and 5.4% of our revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses accounted for 13.2%, 15.0% and 19.0% of our revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Fiscal year ended September 30, 2024 compared to fiscal year ended September 30, 2023

The following table summarizes the results of our operations during the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Fiscal Years Ended September 30,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$23,024,458	100.0%	$32,308,735	100.0%	$(9,284,277)	(28.7)%
COST OF REVENUE	16,952,556	73.6%	21,993,601	68.1%	(5,041,045)	(22.9)%
GROSS PROFIT	6,071,902	26.4%	10,315,134	31.9%	(4,243,232)	(41.1)%

OPERATING EXPENSES
Selling expenses	8,170,975	35.5%	6,783,703	21.0%	1,387,272	20.5%
General and administrative expenses	2,889,652	12.6%	2,638,984	8.2%	250,668	9.5%
Research and development expenses	3,031,115	13.2%	4,858,548	15.0%	(1,827,433)	(37.6)%
Total operating expenses	14,091,742	61.2%	14,281,235	44.2%	(189,493)	(1.3)%

LOSS FROM OPERATIONS	(8,019,840)	(34.8)%	(3,966,101)	(12.3)%	(4,053,739)	102.2%

OTHER INCOME (EXPENSE)
Interest expense, net	(278,172)	(1.2)%	(156,788)	(0.5)%	(121,384)	77.4%
Other income (expense), net	145,476	0.6%	(235,614)	(0.7)%	381,090	(161.7)%
Equity investment income	31,942	0.1%	31,072	0.1%	870	2.8%
Total other expense, net	(100,754)	(0.4)%	(361,330)	(1.1)%	260,576	(72.1)%

LOSS BEFORE INCOME TAX	(8,120,594)	(35.3)%	(4,327,431)	(13.4)%	(3,793,163)	87.7%

INCOME TAX EXPENSE	606,704	2.6%	2,253,593	7.0%	(1,646,889)	(73.1)%

NET LOSS	$(8,727,298)	(37.9)%	$(6,581,024)	(20.4)%	$(2,146,274)	32.6%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the Fiscal Years Ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%
Revenue from sales of self-manufactured TCMD products	$14,026,049	$18,572,658	$(4,546,609)	(24.5)%
Revenue from sales of third-party products	8,998,409	13,736,077	(4,737,668)	(34.5)%
Total revenue	$23,024,458	$32,308,735	$(9,284,277)	(28.7)%

Our revenues decreased by $9,284,277, or 28.7%, to $23,024,458 for the fiscal year ended September 30, 2024, from $32,308,735 for the fiscal year ended September 30, 2023.

Revenue from sales of our TCMD products

Sales of TCMD products decreased by $4,546,609, or 24.5%, to $14,026,049 for the fiscal year ended September 30, 2024, from $18,572,658 for the fiscal year ended September 30, 2023. The decrease in the sales of our TCMD product was due to the following specific reasons:

a)	Global economic slowdown has led to a decline in customers’ spending power, and sales volume of our TCMD products decreased by 29.1%, to 11,881,087 units sold for the year ended September 30, 2024, from 16,753,432 units sold for the year ended September 30, 2023.

b)	The average selling price of our TCMD products increased by $0.07 per unit, or 6.3%, to $1.18 per unit for the fiscal year ended September 30, 2024, from $1.11 per unit for the fiscal year ended September 30, 2023, due to a change in product mix.

c)	The exchange rate between RMB and US$ was US$1.00 to RMB7.2043 for the fiscal year ended September 30, 2023 as compared to US$1.00 to RMB7.0533 for the fiscal year ended September 30, 2024. The depreciation of RMB against US$ had a 2.1% negative impact on our reported revenues.

Revenue from sales of third-party products

Sales of third-party products decreased by $4,737,668, or 34.5%, to $8,998,409 for the fiscal year ended September 30, 2024, from $13,736,077 for the fiscal year ended September 30, 2023. Sales volume of third-party products decreased by 28.0%, to 6,321,624 units sold in the fiscal year ended September 30, 2024, from 8,777,877 units sold in the fiscal year ended September 30, 2023. Average selling price of third-party products decreased by $0.14 per unit, or 9.0%, to $1.42 per unit in the fiscal year ended September 30, 2024, from $1.56 per unit in the fiscal year ended September 30, 2023, due to a change in our product mix and the 2.1% negative impact from foreign currency fluctuation as discussed above.

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

	For the Fiscal Years Ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%
Cost of revenue- TCMD products	$11,145,847	$13,404,804	$(2,258,957)	(16.9)%
Cost of revenue- third-party products	5,806,709	8,588,797	(2,782,088)	(32.4)%
Total cost of revenue	$16,952,556	$21,993,601	$(5,041,045)	(22.9)%

Cost of revenues decreased by $5,041,045, or 22.9%, to $16,952,556 for the fiscal year ended September 30, 2024, from $21,993,601 for the fiscal year ended September 30, 2023, mainly due to a decrease in sales volume.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 65.7% and 60.9% of our total costs of revenues for the fiscal years ended September 30, 2024 and 2023, respectively. Cost of revenues of TCMD products decreased by $2,258,957, or 16.9%, from $13,404,804 for the fiscal year ended September 30, 2023 to $11,145,847 for the fiscal year ended September 30, 2024. The decrease in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of our TCMD products decreased by 29.1%, to 11,881,087 units sold in the fiscal year ended September 30, 2024, from 16,753,432 units sold in the fiscal year ended September 30, 2023.

(2)

In the summer of 2023, a severe flood in Anhui Province and Hubei Province of China, which are two main producing areas of traditional Chinese medicinal materials, led to a decrease in the supply of such materials, and the prices of the traditional Chinese medicine raw materials increased during the fiscal year ended September 30, 2024. The average per unit cost of our TCMD products increased by $0.14, or 17.2%, from $0.80 per unit for the fiscal year ended September 30, 2023 to $0.94 per unit for the fiscal year ended September 30, 2024.

(3)	The 2.1% negative impact from foreign currency fluctuation as discussed above.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 34.3% and 39.1% of our total costs of revenues for the fiscal years ended September 30, 2024 and 2023, respectively. Cost of revenues of third-party products decreased by $2,782,088, or 32.4%, from $8,588,797 for the fiscal year ended September 30, 2023 to $5,806,709 for the fiscal year ended September 30, 2024, because of the decrease in sales volume of third-party products by 28.0%, from 8,777,877 units sold in the fiscal year ended September 30, 2023 to 6,321,624 units sold in the fiscal year ended September 30, 2024. The average per unit cost of third-party products decreased by $0.06 per unit, or 6.1%, from $0.98 per unit for the fiscal year ended September 30, 2023 to $0.92 per unit for the fiscal year ended September 30, 2024, due to a change in product mix and the 2.1% negative impact from foreign currency fluctuation as discussed above.

Gross profit

Our gross profit decreased by $4,243,232, to $6,071,902 for the fiscal year ended September 30, 2024, from $10,315,134 for the fiscal year ended September 30, 2023. Our margin decreased by 5.5%, to 26.4% for the fiscal year ended September 30, 2024, from 31.9% for the fiscal year ended September 30, 2023.

	For the Fiscal Years Ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$2,880,202	$5,167,854	$(2,287,652)	(44.3)%
Gross profit- third-party products	3,191,700	5,147,280	(1,955,580)	(38.0)%
Total gross profit	$6,071,902	$10,315,134	$(4,243,232)	(41.1)%

Gross margin- TCMD products	20.5%	27.8%		(7.3)%
Gross margin- third party products	35.5%	37.5%		(2.0)%
Total gross margin	26.4%	31.9%		(5.5)%

Average selling price per unit- TCMD products	$1.18	$1.11	$0.07	6.3%
Average cost per unit- TCMD products	$0.94	$0.80	$0.14	17.2%

Average selling price per unit- third party products	$1.42	$1.56	$(0.14)	(9.0)%
Average cost per unit - third party products	$0.92	$0.98	$(0.06)	(6.1)%

Gross profit from the sales of our TCMD products decreased by $2,287,652, or 44.3%, from $5,167,854 for the fiscal year ended September 30, 2023 to $2,880,202 for the fiscal year ended September 30, 2024, and the gross margin of our TCMD products decreased by 7.3 percentage point, from 27.8% for the fiscal year ended September 30, 2023 to 20.5% for the fiscal year ended September 30, 2024. The decrease in our gross profit from the sales of TCMD products was affected by the decrease in sales volume, increase in the average per unit cost, and partially offset by the increase in the average unit selling price.

Gross profit from third-party product sales decreased by $1,955,580, or 38.0%, from $5,147,280 for the fiscal year ended September 30, 2023 to $3,191,700 for the fiscal year ended September 30, 2024, while the gross margin of third-party product sales slightly decreased by 2.0%, from 37.5% for the fiscal year ended September 30, 2023 to 35.5% for the fiscal year ended September 30, 2024. The decrease in our gross profit from third-party products was affected by the decrease in sales volume and the average unit selling price, and partially offset by the decrease in the average per unit cost.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended September 30, 2024 and 2023:

	For the Fiscal Years Ended September 30,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$23,024,458	100.0%	$32,308,735	100.0%	$(9,284,277)	(28.7)%
Operating expenses:
Selling expenses	8,170,975	35.5%	6,783,703	21.0%	1,387,272	20.5%
General and administrative expenses	2,889,652	12.6%	2,638,984	8.2%	250,668	9.5%
Research and development expenses	3,031,115	13.2%	4,858,548	15.0%	(1,827,433)	(37.6)%
Total operating expenses	$14,091,742	61.2%	$14,281,235	44.2%	$(189,493)	(1.3)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the Fiscal Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$915,850	11.2%	$778,138	11.5%	$137,712	17.7%
Advertising expenses	5,144,579	63.0%	4,653,633	68.6%	490,946	10.5%
Shipping and delivery expenses	1,183,046	14.5%	1,033,213	15.2%	149,833	14.5%
Business travel and meals expenses	239,237	2.9%	208,108	3.1%	31,129	15.0%
Market research expenses	567,312	6.9%	-	%	567,312	100%
Other sales promotion related expenses	120,951	1.5%	110,611	1.6%	10,340	9.3%
Total selling expenses	$8,170,975	100.0%	$6,783,703	100.0%	$1,387,272	20.5%

Our selling expenses increased by $1,387,272, or 20.5%, to $8,170,975 for the fiscal year ended September 30, 2024, from $6,783,703 for the fiscal year ended September 30, 2023, primarily attributable to (i) an increase in advertising expenses by $490,946 and increase in market research expenses by $567,312. We entered into advertising service agreement with Health Headline to promote our brand on Health Headline’s website and mobile app. Due to global economic slowdown and intense competition in the Chinese patent medicine industry, we increased advertising and market research expenses to increase our brand awareness, maintain existing customer base and attract new customers. Customer number increased from 2,541 during the fiscal year ended September 30, 2023 to 2,561 during the fiscal year ended September 30, 2024. Although our revenue decreased during the fiscal year ended September 30, 2024, these market efforts will help us to achieve long-term revenue growth; (ii) an increase in shipping and delivery expenses by $149,833, due to increased freight costs and rising fuel prices during the fiscal year ended September 30, 2024; and (iii) an increase in salary and employee benefit expenses by $137,712, or 17.7%, as we recruited new employees in the marketing department to promote sales of our products.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the Fiscal Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$729,515	25.2%	$728,499	27.6%	$1,016	0.1%
Depreciation and amortization	209,604	7.3%	195,451	7.4%	14,153	7.2%
Bad debt reserve expenses	131,581	4.6	-	-	131,581	100%
Land and property tax	1,573	0.1%	96,412	3.7%	(94,839)	(98.4)%
Office supply and utility expense	180,347	6.2%	440,873	16.7%	(260,526)	(59.1)%
Transportation, business travel and meals expense	152,086	5.3%	121,122	4.6%	30,964	25.6%
Consulting fee	1,211,434	41.9%	926,694	35.1%	284,740	30.7%
Inspection and maintenance fee	28,844	1.0%	47,154	1.8%	(18,310)	(38.8)%
Stamp tax and other expenses	244,668	8.4%	82,779	3.1%	161,889	195.6%
Total general and administrative expenses	$2,889,652	100.0%	$2,638,984	100.0%	$250,668	9.5%

General and administrative expenses increased by $250,668, or 9.5%, to $2,889,652 for the fiscal year ended September 30, 2024, from $2,638,984 for the fiscal year ended September 30, 2023, primarily attributable to (i) an increase in consulting fees by $284,740 due to increased legal fees in connection with our self-underwritten public offering closed in July 2024; (ii) bad debt reserve expense increased by $131,581, because we accrued bad debt expenses based on our assessment of the collectability of the accounts receivable; and partially offset by (iii) a decrease in office supply and utility expense by $260,526 due to decreased investor relations management expense.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the Fiscal Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to research and development staff	$137,423	4.5%	$140,528	2.9%	$(3,105)	(2.2)%
Materials used in research and development activities	134,532	4.4%	881,753	18.1%	(747,221)	(84.7)%
Expenditure on new product development	2,720,597	89.8%	3,794,464	78.1%	(1,073,867)	(28.3)%
Depreciation and others	38,563	1.3%	41,803	0.9%	(3,240)	(7.8)%
Total research and development expenses	$3,031,115	100.0%	$4,858,548	100.0%	$(1,827,433)	(37.6)%

Research and development expenses decreased by $1,827,433, or 37.6%, to $3,031,115 for the fiscal year ended September 30, 2024, from $4,858,548 for the fiscal year ended September 30, 2023, primarily attributable to (i) a decrease in development expenditure on improving production process of our Chinese medicine products in the amount of $1,073,867. We entered into several cooperative agreements with external academic and research institutions to jointly conduct development of eight production process to improve production efficiency and product quality, with activities beginning in August 2022, and incurred significant amount of research and development expense in connection with such efforts during the fiscal year ended September 30, 2023. These development activities were completed and results were integrated in production in September 2023, and development expenditure decreased significantly during the fiscal year ended September 30, 2024; and (ii) a decrease in the materials used in the research and development activities by $747,221 in connection with development activities on improving production process.

Other income (expenses), net

Total other expenses, net, decreased by $260,576, to $100,754 for the fiscal year ended September 30, 2024 from $361,330 for the fiscal year ended September 30, 2023.

Income Tax Expense

Income tax expense was $606,704 for the fiscal year ended September 30, 2024, representing a decrease of $1,646,889, or 73.1%, from $2,253,593 for the fiscal year ended September 30, 2023, due to decreased taxable income. As our principal PRC subsidiaries, Jiangxi Universe and Universe Trade, incurred net loss during the fiscal years ended September 30, 2024 and 2023, we evaluated the likelihood of the realization of deferred tax assets, determined that deferred tax assets arising from net operating loss carry-forwards in previous fiscal years might not be realized, and therefore recognized $606,704 and $1,567,656 in valuation allowance for deferred tax assets during the fiscal years ended September 30, 2024 and 2023, respectively.

Net Loss

Net loss was $8,727,298 for the fiscal year ended September 30, 2024, representing a $2,146,274 increase from net loss of $6,581,024 for the fiscal year ended September 30, 2023.

Basic and diluted loss per share were $15.67 for the fiscal year ended September 30, 2024, compared with basic and diluted loss per share of $27.23 for the fiscal year ended September 30, 2023.

Fiscal year ended September 30, 2023 compared to fiscal year ended September 30, 2022

The following table summarizes the results of our operations during the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Fiscal Years Ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$32,308,735	100.0%	$40,143,151	100.0%	$(7,834,416)	(19.5)%
COST OF REVENUE	21,993,601	68.1%	18,251,815	45.5%	3,741,786	20.5%
GROSS PROFIT	10,315,134	31.9%	21,891,336	54.5%	(11,576,202)	(52.9)%

OPERATING EXPENSES
Selling expenses	6,783,703	21.0%	19,083,135	47.5%	(12,299,432)	(64.5)%
General and administrative expenses	2,638,984	8.2%	2,183,270	5.4%	455,714	20.9%
Research and development expenses	4,858,548	15.0%	7,644,375	19.0%	(2,785,827)	(36.4)%
Total operating expenses	14,281,235	44.2%	28,910,780	72.0%	(14,629,545)	(50.6)%

LOSS FROM OPERATIONS	(3,966,101)	(12.3)%	(7,019,444)	(17.5)%	3,053,343	(43.5)%

OTHER INCOME (EXPENSE)
Interest expense, net	(156,788)	(0.5)%	(162,400)	(0.4)%	5,612	(3.5)%
Other income (expense), net	(235,614)	(0.7)%	48,940	0.1%	(284,554)	(581.4)%
Equity investment income	31,072	0.1%	38,588	0.1%	(7,516)	(19.5)%
Total other expense, net	(361,330)	(1.1)%	(74,872)	(0.2)%	(286,458)	382.6%

LOSS BEFORE INCOME TAX	(4,327,431)	(13.4)%	(7,094,316)	(17.7)%	2,766,885	(39.0)%

INCOME TAX EXPENSE	2,253,593	7.0%	815,322	2.0%	1,438,271	176.4%

NET LOSS	$(6,581,024)	(20.4)%	$(7,909,638)	(19.7)%	$1,328,614	(16.8)%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the Fiscal Years Ended September 30,
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

Revenue from sales of third-party products

Sales of third-party products decreased by $2,418,897, or 15.0%, to $13,736,077 for the fiscal year ended September 30, 2023, from $16,154,974 for the fiscal year ended September 30, 2022. Sales volume of third-party products decreased by 4.9%, to 8,777,877 units sold in the fiscal year ended September 30, 2023, from 9,226,027 units sold in the fiscal year ended September 30, 2022. Average selling price of third-party products decreased by $0.19 per unit, or 10.9%, to $1.56 per unit for the fiscal year ended September 30, 2023, from $1.75 per unit for the fiscal year ended September 30, 2022, due to a change in our product mix and the 7.6% negative impact from foreign currency fluctuation as discussed above.

Cost of Revenues. Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging costs, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, and the purchase price of third-party products, and as the customer and product mix changes.

	For the Fiscal Years Ended September 30,
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

Gross profit

Our gross profit decreased by $11,576,202 to $10,315,134 for the fiscal year ended September 30, 2023, from $21,891,336 for the fiscal year ended September 30, 2022. Our margin decreased by 22.6% to 31.9% for the fiscal year ended September 30, 2023, from 54.5% for the fiscal year ended September 30, 2022.

	For the Fiscal Years Ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$5,167,854	$15,800,995	$(10,633,141)	(67.3)%
Gross profit- third-party products	5,147,280	6,090,341	(943,061)	(15.5)%
Total gross profit	$10,315,134	$21,891,336	$(11,576,202)	(52.9)%

Gross margin- TCMD products	27.8%	65.9%		(38.0)%
Gross margin- third party products	37.5%	37.7%		(0.2)%
Total gross margin	31.9%	54.5%		(22.6)%

Average selling price per unit- TCMD products	$1.11	$2.22	$(1.11)	(50.0)%
Average cost per unit- TCMD products	$0.80	$0.76	$0.04	5.3%

Average selling price per unit- third party products	$1.56	$1.75	$(0.19)	(10.9)%
Average cost per unit - third party products	$0.98	$1.09	$(0.11)	(10.1)%

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

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended September 30, 2023 and 2022:

	For the Fiscal Years Ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$32,308,735	100.0%	$40,143,151	100.0%	$(7,834,416)	(19.5)%
Operating expenses:
Selling expenses	6,783,703	21.0%	19,083,135	47.5%	(12,299,432)	(64.5)%
General and administrative expenses	2,638,984	8.2%	2,183,270	5.4%	455,714	20.9%
Research and development expenses	4,858,548	15.0%	7,644,375	19.0%	(2,785,827)	(36.4)%
Total operating expenses	$14,281,235	44.2%	$28,910,780	72.0%	$(14,629,545)	(50.6)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the Fiscal Years Ended September 30,
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

	For the Fiscal Years Ended September 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$728,499	27.6%	$641,622	29.4%	$86,877	13.5%
Depreciation and amortization	195,451	7.4%	185,169	8.5%	10,282	5.6%
Land and property tax	96,412	3.7%	103,769	4.8%	(7,357)	(7.1)%
Office supply and utility expense	440,873	16.7%	307,883	14.1%	132,990	43.2%
Transportation, business travel and meals expense	121,122	4.6%	83,029	3.8%	38,093	45.9%
Consulting fee	926,694	35.1%	720,430	33.0%	206,264	28.6%
Inspection and maintenance fee	47,154	1.8%	39,555	1.8%	7,599	19.2%
Stamp tax and other expenses	82,779	3.1%	101,813	4.7%	(19,034)	(18.7)%
Total general and administrative expenses	$2,638,984	100.0%	$2,183,270	100.0%	$455,714	20.9%

General and administrative expenses increased by $455,714, or 20.9%, to $2,638,984 for the fiscal year ended September 30, 2023 from $2,183,270 for the fiscal year ended September 30, 2022, primarily attributable to (i) an increase in consulting fee by $206,264, or 28.6% due to consulting services retained to improve product knowledge and sales tactics of our employees; and (ii) an increase in office supplies and utility expense by $132,990, or 43.2% due to the registration fees paid to U.S. Securities and Exchange Commission, annual listings fees paid to the Nasdaq Stock Market, and increased investor relations expense for the fiscal year ended September 30, 2023.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the Fiscal Years Ended September 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to research and development staff	$140,528	2.9%	$159,924	2.1%	$(19,396)	(12.1)%
Materials used in research and development activities	881,753	18.1%	489,692	6.4%	392,061	80.1%
Expenditure on new product development	3,794,464	78.1	6,973,683	91.2	(3,179,219)	(45.6)%
Depreciation and others	41,803	0.9%	21,076	0.3%	20,727	98.3%
Total research and development expenses	$4,858,548	100.0%	$7,644,375	100.0%	$(2,785,827)	(36.4)%

Research and development expenses decreased by $2,785,827, or 36.4%, to $4,858,548 for the fiscal year ended September 30, 2023, from $7,644,375 for the fiscal year ended September 30, 2022, primarily attributable to a decrease in research and development expense of $3,179,219 to develop and test new Chinese medicine products in order to diversify our future product portfolio. During the fiscal year ended September 30, 2022, we cooperated with external academic and research institutions to jointly develop and test eight new Chinese medicine products and accordingly incurred significant amount of research and development expense in connection with such efforts. As these development activities reached their final stage, expenditure on new product development decreased significantly in the fiscal year ended September 30, 2023; and (ii) an increase in the materials used in the research and development activities by $392,061. In order to develop new products and improve the formulation of several existing products, we conducted more testing on product stability and safety, and as a result, more materials were used in research and development activities for the fiscal year ended September 30, 2023 than in the fiscal year ended September 30, 2022.

Other expenses, net

Total other expenses, net, increased by $286,458, to $361,330 for the fiscal year ended September 30, 2023 from $74,872 for the fiscal year ended September 30, 2022.

Income Tax Expense

Income tax expense was $2,253,593 for the fiscal year ended September 30, 2023, representing an increase of $1,438,271, or 176.4%, from $815,322 for the fiscal year ended September 30, 2022. As our principal PRC subsidiaries, Jiangxi Universe and Universe Trade, incurred net loss during the fiscal years ended September 30, 2023 and 2022, we evaluated the likelihood of the realization of deferred tax assets, determined that deferred tax assets arose from net operating loss carry-forwards in previous fiscal years might not be fully realized, and recognized $1,567,656 valuation allowance for deferred tax assets during the fiscal year ended September 30, 2023.

Net Loss

Net loss was $6,581,024 for the fiscal year ended September 30, 2023, representing a $1,328,614 decrease from net loss of $7,909,638 for the fiscal year ended September 30, 2022.

B. Liquidity and Capital Resources

As of September 30, 2024, we had $29.5 million of cash on hand and $12.9 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. As of date of this report, approximately 98.4%, or $12.8 million, of our net accounts receivable balance as of September 30, 2024 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of September 30, 2024, our inventory balance amounted to $1.7 million, primarily consisting of raw materials, work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

On June 25, 2021, we signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan will help us construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $23.5 million). As of September 30, 2024, we had made a prepayment of approximately RMB69.2 million (approximately $9.9 million) to Chenyuan and future additional capital expenditure on this constriction-in-process (“CIP”) project was estimated to be approximately RMB95.8 million (equivalent to $13.7 million), among which approximately $7.1 million is required for the next 12 months. We currently plan to support our ongoing CIP project through cash collected from accounts receivable, and if necessary, borrowings from banks.

On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). As of September 30, 2024, we had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025.

As of September 30, 2024, we also had short-term bank loans of $5.9 million and long-term bank loans of $2.1 million that we obtained from several PRC banks for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of September 30, 2024, our working capital balance was $31.3 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Net cash provided by (used in) operating activities	$(9,506,683)	$1,116,775	$(1,301,555)
Net cash used in investing activities	(361,285)	(44,169)	(3,908,105)
Net cash (used in) provided by financing activities	33,954,326	(1,390,646)	3,317,943
Effect of exchange rate change on cash	126,088	(108,171)	(474,733)
Net increase (decrease) in cash	24,212,446	(426,211)	(2,366,450)
Cash, beginning of year	5,285,247	5,711,458	8,077,908
Cash, end of year	$29,497,693	$5,285,247	$5,711,458

Operating Activities

Net cash used in operating activities was $9,506,683 for the fiscal year ended September 30, 2024, primarily consisted of the following:

●	Net loss of $8,727,298 for the period.

●	A decrease in inventories of $1,643,131 due to our efforts to accelerate inventory turnover.

●	An increase in accounts receivable of $1,547,834. We provided longer credit terms for our regular customers to maintain customer relationship and promote sales. As of date of this report, approximately 98.4%, or $12.8 million of our net accounts receivable balance as of September 30, 2024 has been subsequently collected.

●	A decrease in accrued expenses and other current liabilities of $1,167,206 due to decreased unpaid advertising expense.

Net cash provided by operating activities was $1,116,775 for the fiscal year ended September 30, 2023, primarily consisted of the following:

●	Net loss of $6,581,024 for the fiscal year.

●	A decrease in accounts receivable of $4,718,118. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. We enhanced our accounts receivable management and shortened accounts receivable collection period during the fiscal year ended September 30, 2023.

●	An increase in accounts payable of $1,641,426 due to pending invoices from suppliers for raw materials purchased in the third quarter of 2023.

●	An increase in inventory balance of $1,183,823 because we increased inventory stockpiles to reduce the negative impact from increased market price of Chinese traditional medicine raw materials.

Net cash used in operating activities was $1,301,555 for the fiscal year ended September 30, 2022, primarily consisted of the following:

●	Net loss of $7,909,638 for the fiscal year.

●	An increase in accounts receivable of $1,526,243. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of September 30, 2022, most of our outstanding accounts receivable aged below six months. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	A decrease in advance to suppliers of $2,681,214 because we made significant advance payments to suppliers for raw material purchase as of September 30, 2021 and we received purchased raw materials valued at approximately $2.7 million during the fiscal year ended September 30, 2022.

●	A decrease in prepayment for advertising of $7,385,695. In September 2021, we engaged a third-party advertising agency to develop and produce TV advertisement for promoting the sales of our major TCMD product, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. Such prepayment was charged to expense when our TV advertisement was broadcasted in the fiscal year ended September 30, 2022.

●	An increase in other receivable of $1,030,121 related to VAT of advertising expense deductible upon receipt of invoice, as well as prepaid income tax deductible from future taxable income.

●	A decrease in accounts payable of $1,919,690 because we made payment to raw material suppliers when we received the invoices from them.

Investing Activities

Net cash used in investing activities amounted to $361,285 for the fiscal year ended September 30, 2024, mainly due to purchase of fixed assets of $208,320, prepayments for construction in progress of $37,478 and purchase of intangible asset of $117,291.

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

Financing Activities

Net cash provided by financing activities amounted to $33,954,326 for the fiscal year ended September 30, 2024, primarily include the following:

●	Net proceeds from issuance of ordinary shares of $24,999,992.

●	Proceeds from bank loans of $7,787,016 and repayment of bank loans of $5,552,240.

●	Proceeds from related party borrowings of $6,719,557. The balance due to related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash used in financing activities amounted to $1,390,646 for the fiscal year ended September 30, 2023, primarily include the following:

●	Proceeds from short-term bank loans of $5,671,104 and repayment of bank loans of $3,969,773.

●

Repayment of related party borrowings of $3,091,977. The balance due to related party mainly consisted of advances from Mr. Gang Lai, the chairman of our board of directors and our chief executive officer, for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $3,317,943 for the fiscal year ended September 30, 2022, primarily including the following:

●	Proceeds from short-term bank loans in the amount of $4,272,716 and repayment of bank loans in the amount of $4,272,716.

●	Proceeds from related party borrowings of $3,317,943. The balance due to related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we may be a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the fiscal years ended September 30, 2024, 2023 and 2022, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of September 30, 2024, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years
(1) Debt Obligations	$7,994,186	$5,856,703	$2,137,483	$-
(2) Capital expenditure commitment on CIP project	13,651,391	7,124,943	5,350,832	1,175,616
(3) Capital expenditure commitment for purchase of property	2,279,982	2,279,982	-	-
Total	$23,925,559	$15,261,628	$7,488,315	$1,175,616

(1)	As of September 30, 2024, we had total of $5,856,703 in short-term borrowings and $2,137,483 in long-term borrowings from several PRC banks (see Footnotes 13 and 14 of our consolidated financial statements and footnotes included elsewhere in this annual report for details).

(2)	On June 25, 2021, we signed a construction sub-contract with Chenyuan, pursuant to which, Chenyuan will help us construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $23.5 million). As of September 30, 2024, we had made a prepayment of approximately RMB69.2 million (approximately $9.9 million) to Chenyuan and future additional capital expenditure on this CIP project was estimated to be approximately RMB95.8 million (approximately $13.7 million) (see Footnote 11 of our consolidated financial statements and footnotes included elsewhere in this annual report, Prepayment for CIP project, for details).

(3)	On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). As of September 30, 2024, we had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025 (see Footnote 12 of our consolidated financial statements and footnotes included elsewhere in this annual report, Prepayment for purchase of a property, for details).

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of September 30, 2024 and 2023.

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

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2023 to September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Risks and Uncertainties

Through our PRC subsidiaries, we conduct our operations in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although we have not experienced losses from these situations and believes that we are in compliance with existing laws and regulations including our organization and structure, this may not be indicative of future results.

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

Accounts receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect the amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectable balances amounted to $135,082 and $Nil as of September 30, 2024 and 2023, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the costs of raw materials, freight, direct labor and related production overhead. Any excess of the costs over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $124,512 and $69,746 as of September 30, 2024 and 2023, respectively.

Revenue recognition

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We recognize revenue when we transfer our goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We account for the revenue generated from sales of our TCMD and third-party products on a gross basis as we are acting as a principal in these transactions, are subject to inventory risk, have latitude in establishing prices, and are responsible for fulfilling the promise to provide customers the specified goods, which we have control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of our contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no separately identifiable other promises in the contracts. Our revenue streams are recognized at a point in time when the title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentives to customers. Revenue is reported net of all VAT.

Income Tax

We account for current income tax in accordance with the laws of the relevant tax authorities. Deferred income tax are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2024, 2023 and 2022. We do not believe there was any uncertain tax provision as of September 30, 2024 and 2023.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended September 30, 2024, 2023 and 2022. As of September 30, 2024 and 2023, all of our tax returns of our PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Recently Issued Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), we meet the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The guidance should be adopted retrospectively. We are currently in the process of evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. We are currently in the process of evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amended guidance added an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments guidance is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The guidance can be applied either prospectively or retrospectively. We are currently in the process of evaluating the impact this amended guidance may have on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance improves the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amended guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. We are currently in the process of evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The amended guidance is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance can be applied either prospectively or retrospectively. We are currently in the process of evaluating the impact this amended guidance may have on our consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This guidance amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. We are currently in the process of evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows or disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Gang Lai	57	Chairman of the Board of Directors and Chief Executive Officer
Lin Yang	49	Chief Financial Officer and Director
Baochang Liu	45	Chief Operating Officer
Jiawen Pang	57	Independent Director
Yongping Yu	57	Independent Director
Ding Zheng	47	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Gang Lai is our chief executive officer and chairman of the board. Mr. Lai has served as the chief executive officer of Jiangxi Universe since 2004 and founded Universe Trade in 2010. Before joining us, Mr. Lai was a successful entrepreneur. He founded Jiangxi Lvzhouyuan Timber Joint Stock Co., Ltd. in 2001, a company listed on PRC National Equities Exchange and Quotations (NEEQ: 838893), and has since served as its chairman of the board. Mr. Lai graduated from Jingdezhen Ceramic Institute in China with a bachelor’s degree in mechanical engineering in 1988.

Ms. Lin Yang is our chief financial officer and director. Ms. Lin Yang has served as the financial director of Jiangxi Universe since April 2006 and the financial director of Universe Trade since its formation in 2010. Before joining us, Ms. Yang served as an accountant at Jiangxi Automobile Engineering Plastic Co., Ltd. from 1998 to March 2006. Ms. Yang graduated from Jiangxi University of Finance and Economics in China with a bachelor’s degree in accounting in1991.

Mr. Baochang Liu has served as our chief operating officer since December 2021. Mr. Liu has over 17 years of experience in pharmaceutical marketing. From January 2020 to December 2021, Mr. Baochang Liu worked as the vice president of marketing at China Shineway Pharmaceutical Group Ltd. (HKEX: 2877), responsible for designing and implementing the company’s overall marketing strategies. From November 2015 to December 2019, Mr. Baochang Liu served as the general manager of OTC department and director of marketing at Chengdu Kanghong Pharmaceutical Group Co., Ltd. (SHE: 002773), responsible for overseeing the implementation of the company’s marketing strategies and brand building. Mr. Baochang Liu obtained his bachelor’s degree in accounting and in marketing management from Harbin University of Commerce in 2004 and his master of business administration from Fudan University in 2020.

Mr. Jiawen Pang has served as our independent director since March 2021. Since January 2021, Mr. Jiawen Pang has served as the vice president at Guangzhou Dahua Food Technology Co., Ltd., a food manufacturing company, where Mr. Pang is responsible for overseeing the company’s general management and marketing function. From January 2018 to December 2020, Mr. Jiawen Pang served the general manager at Pangbei (Shanghai) Medical Technology Center, a medical device company, where Mr. Pang was responsible for overseeing the general management and marketing function of the company. Mr. Jiawen Pang graduated from Tianjin University of Commerce in China with a bachelor’s degree in refrigeration and food freezing engineering in 1989 and from Sun Yat-sen University in China with a master of business administration in healthcare and medicine in 2004.

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

Mr. Ding Zheng has served as our independent director since March 2021. Mr. Ding Zheng has served as the chairman of the board at Guangzhou Roujing Sunshade Energy-saving Technology Co., Ltd. since 2018. Mr. Zheng has also served as the general manager at Hande Manufacturing (China) Co., Ltd., since 2015. Mr. Zheng obtained a bachelor’s degree in technology economics from Shanghai Jiao Tong University in China in 2000 and a master of business administration degree from Tsinghua University in China in 2005. Mr. Zheng studied business administration at New York University from September 2024 to January 2005. Mr. Zheng is a member of the China Institute of Certified Public Accountants (CICPA).

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

B. Compensation

For the fiscal year ended September 30, 2024, we paid an aggregate of approximately US$241 thousand as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 563,338 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%	%
Directors and Executive Officers*:
Gang Lai(1)	3,467	0.615%	0.615%
Lin Yang	—	—	—
Baochang Liu	—	—	—
Jiawen Pang	—	—	—
Yongping Yu	—	—	—
Ding Zheng	—	—	—

All directors and executive officers as a group:	3,467	0.615%	0.615%

5% Shareholders:
Sununion Holding Group Limited(1)	3,467	0.615%	0.615%

*	Unless otherwise indicated, the business address of each of our directors and officers is 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an, Jiangxi, People’s Republic of China.

(1)	Represents 3,467 ordinary shares held by Sununion Holding Group Limited, a business company incorporated in the British Virgin Islands, which is owned as to 100% and controlled by Gang Lai. The registered address of Sununion Holding Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, approximately 99.385% of our issued and outstanding ordinary shares are held in the United States by four record holders, including Cede and Company.

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Mr. Yajun Hu	General Manager of Jiangxi Universe
Ms. Lin Yang	Chief Financial Officer of the Company
Guangzhou Ningjing Investment Co., Ltd (“Guangzhou Ningjing”)	Under common control of Mr. Gang Lai

(b) Due from related parties

	As of September 30,
Name	2024	2023
Mr. Yajun Hu	$-	$61,678
Total due from related parties	$-	$61,678

As of September 30, 2023, the balance due from related parties consisted of advanced funds to the Company’s director and general manager, Mr. Yajun Hu. These advances were non-interest bearing and fully repaid on October 12, 2023.

(c) Due to related parties

	As of September 30,
Name	2024	2023
Mr. Gang Lai	$6,900,499	$540,096
Ms. Lin Yang	85	-
Total due to related parties	$6,900,584	$540,096

As of September 30, 2024, the balance due to related parties mainly consisted of advances from Mr. Gang Lai, the Company’s chief executive officer and the chairman of the board of directors, for working capital purposes during the Company’s normal course of business, as well as payment of expenses made by Ms. Lin Yang on behalf of the Company. These advances are non-interest bearing and due on demand.

(d) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from commercial banks in China, Mr. Gang Lai, the Company’s chairman of the board of directors and chief executive officer, signed guarantee agreements with these banks to provide credit guarantee for the Company’s certain loans (see Note 13 and 14 of our audited consolidated financial statements and footnotes included elsewhere in this annual report).

(e) Prepayment to related party for property purchase

As disclosed in Note 12 of our audited consolidated financial statements and footnotes included elsewhere in this annual report, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.6 million). As of September 30, 2024, the Company had made a prepayment of RMB16 million ($2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025.

On January 13, 2022, Mr. Gang Lai transferred the 5% equity interest he owned in Jiangxi Yueshang to a third party. As such, after this date, Jiangxi Yueshang is no longer the Company’s related party.

(f) Prepaid expenses-related party, non-current

As of September 30, 2024 and 2023, the Company prepaid Guangzhou Ningjing nil and $35,864 for right to use trademarks, respectively.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included elsewhere in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares were listed on the Nasdaq Global Market from March 23, 2021 to January 31, 2024, and have been listed on the Nasdaq Capital Market since February 1, 2024 under the symbol “UPC.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares were listed on the Nasdaq Global Market from March 23, 2021 to January 31, 2024, and have been listed on the Nasdaq Capital Market since February 1, 2024 under the symbol “UPC.”

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

Our authorized share capital is $140,625,000 divided into 11,250,000 ordinary shares, par value $11.25 per share and 1,250,000 preferred shares, par value $11.25 per share. Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the ordinary shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the ordinary shares.

●	Revenue gains from the sale of ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of ordinary Shares, where the purchases and sales of ordinary shares are effected outside of Hong Kong such as, for example, on the Nasdaq, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the ordinary shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the ordinary shares.

United States Federal Income Taxation

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

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

The brief discussion set forth below is addressed only to U.S. Holders (defined below) that purchased our ordinary shares. Purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our ordinary shares.

Material U.S. Federal Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief summary description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

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

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. There were no cash dividends paid during the years ended September 30, 2024, 2023 and 2022.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. Our ordinary shares have been listed on the Nasdaq Stock Market since March 23, 2021 under the symbol “UPC.” You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares continue to be regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC. Our ordinary shares have been listed on the Nasdaq Global Market from March 23, 2021 to January 31, 2024 and since February 1, 2024 under the symbol “UPC.”

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

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from our offerings into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

As of September 30, 2024 and 2023, we had U.S. dollar-denominated cash and cash equivalents of US$29.5 million and US$5.3 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2024 would result in a decrease of RMB17.6 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2024 would result in an increase of RMB17.6 million in cash and cash equivalents.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

In connection with our initial public offering, we issued and sold an aggregate of 5,750,000 ordinary shares, at a price of $5.00 per share with gross proceeds of $28.75 million. Univest Securities, LLC was the underwriter of our initial public offering. We incurred approximately $2,953,114 in expenses in connection with our initial public offering and $178,758 in expenses in connection with the issuance of overallotment shares. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $25,618,128 after deducting underwriting discounts and the offering expenses payable by us. For the period from the effectiveness of the registration statement on Form F-1 to September 30, 2024, we used approximately US$7.0 million for research and development purposes, approximately US$6.75 million for upgrading and expanding our manufacturing facilities, and approximately US$6.0 million for brand marketing. We still intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-248067). For the period from October 1, 2024 to the date of this annual report, US$280,000 were used for advertising purposes.

On July 15, 2024, we closed our self-underwritten public offering of 20,000,000 ordinary shares. The ordinary shares were priced at $1.25 per share. The Company raised net proceeds of $24.625 million through that offering. For the period from the closing of that offering to September 30, 2024, we did not use any net proceeds received from that offering. As of the date of this annual report, approximately US$2.10 million were used for working capital expenses, approximately $1.44 million were used for upgrading and expanding our manufacturing facilities, and US$0.26 million were used for advertising purposes.

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

Based upon this evaluation, our management has concluded that, as of September 30, 2024, our existing disclosure controls and procedures were ineffective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of September 30, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified one deficiency, which related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and which we believe to be a material weakness as of September 30, 2024.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was not effective as of September 30, 2024. To remedy our identified material weakness as of September 30, 2024, we have undertaken the remedial steps and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of September 30, 2024

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP and YCM CPA INC., our independent registered public accounting firms for the periods indicated.

Enrome LLP

	For the Fiscal Years Ended September 30,
	2023	2024
Audit fees (1)	$270,000	$160,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	$270,000	$160,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.
(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

YCM CPA INC.

	For the Fiscal Years Ended September 30,
	2023	2024
Audit fees (1)	$265,000	$-
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	$265,000	$-

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.
(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax and non-audit services provided by our independent auditors in fiscal years 2023 and 2024. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by our independent auditors.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 8, 2024, the Company dismissed YCM CPA INC, the former independent registered public accounting firm. The termination of auditor relationship was disclosed in a Form 6-K dated October 10, 2024. The Company believes that the termination was not the result of any disagreement between the Company and YCM CPA INC.

On October 8, 2024, the Company, following approval by the audit committee, appointed Enrome LLP as its independent public accounting firm. The appointment of auditor was disclosed in a Form 6-K dated October 10, 2024.

During each of the years ended September 30, 2023 and 2022 and the subsequent interim period through October 10, 2024, neither the Company nor anyone on behalf of the Company consulted Enrome LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

Item 16K. CYBERSECURITY.

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Universe Pharmaceuticals INC and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association
2.1*	Specimen Certificate for Ordinary Shares
2.2	Form of Underwriter Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.3	Form of Sales and Distribution Agreement by and between Universe Trade and customers (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)

4.4	English translation of the real estate property purchase agreement entered into by and between Jiangxi Universe and Jiangxi Yueshang Investment Co., Ltd., dated May 16, 2021 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.5	English translation of the construction agreement entered into by and between Jiangxi Universe and Jiangxi Chenyuan Construction Project Co., Ltd., dated June 25, 2021 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.6*	English translation of the working capital loan contract entered into by and between Jiangxi Universe and Bank of Communications Co., Ltd., dated June 16, 2024
4.7*	English translation of the loan contract between Jiangxi Universe and Nanchang Branch of Bank of Beijing Co., Ltd., dated July 3, 2024
4.8*	English translation of the working capital loan contract between Jiangxi Universe and Jiangxi Rural Commercial Bank, dated May 17, 2024
4.9*	English translation of the working capital loan contract between Jiangxi Universe and Jiangxi Rural Commercial Bank, dated April 22, 2025
4.10*	English translation of the working capital loan contract between Jiangxi Universe and Jiangxi Rural Commercial Bank, dated March 3, 2025
4.11*	English translation of the corporate loan contract between Jiangxi Universe and Jizhou Zhujiang Rural Bank Co., Ltd., dated April 18, 2025
4.12*	English translation of the loan agreement between Jiangxi Universe and Jiangxi Rural Commercial Bank, dated November 23, 2023
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 30, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
15.2*	Consent of Enrome LLP
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 30, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Universe Pharmaceuticals INC

	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: April 29, 2025

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Universe Pharmaceuticals INC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universe Pharmaceuticals INC and its subsidiaries. (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended September 30, 2024, 2023 and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the year ended September 30, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

April 29, 2025

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$29,497,693	$5,285,247
Accounts receivable, net	12,905,821	11,014,908
Due from related parties	-	61,678
Inventories, net	1,737,054	3,343,266
Advance to suppliers	978,203	180,643
Prepayment for acquisition	-	3,426,535
Other receivable	5,666,596	1,920,251
Prepaid expenses and other current assets	852,417	37,178
TOTAL CURRENT ASSETS	51,637,784	25,269,706

Property, plant and equipment, net	3,568,050	3,699,965
Prepayments made to a related party for purchase of property	2,279,982	2,192,982
Prepayments for construction in progress	9,492,205	9,092,996
Intangible assets, net	262,878	148,584
Investment in equity securities	712,494	685,307
Deferred tax assets	-	599,078
Prepaid expenses-related party, non-current	-	35,864
TOTAL NONCURRENT ASSETS	16,315,609	16,454,776

TOTAL ASSETS	$67,953,393	$41,724,482

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$5,856,703	$5,482,456
Accounts payable	4,914,762	4,585,283
Taxes payable	1,021,181	434,758
Due to related parties	6,900,584	540,096
Accrued expenses and other current liabilities	1,619,739	2,711,736
TOTAL CURRENT LIABILITIES	20,312,969	13,754,329

Long-term bank loans	2,137,483	-
TOTAL LIABILITIES	22,450,452	13,754,329

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $11.25 par value, 11,250,000 shares authorized, 42,880 and 6,062 shares issued and outstanding as of September 30, 2024 and 2023, respectively *	482,400	67,973
Additional paid in capital	53,864,720	29,279,155
Statutory reserve	2,439,535	2,439,535
Accumulated deficit	(10,171,568)	(1,444,270)
Accumulated other comprehensive loss	(1,112,146)	(2,372,240)
TOTAL SHAREHOLDERS’ EQUITY	45,502,941	27,970,153

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,953,393	$41,724,482

*	Retrospectively restated for effect of 15-for-1 and 40-for-1 share consolidations.

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended September 30,
	2024	2023	2022
Revenue	$23,024,458	$32,308,735	$40,143,151
Cost of revenue	(16,952,556)	(21,993,601)	(18,251,815)
Gross profit	6,071,902	10,315,134	21,891,336

Operating expenses
Selling expenses	(8,170,975)	(6,783,703)	(19,083,135)
General and administrative expenses	(2,889,652)	(2,638,984)	(2,183,270)
Research and development expenses	(3,031,115)	(4,858,548)	(7,644,375)
Total operating expenses	(14,091,742)	(14,281,235)	(28,910,780)

Loss from operations	(8,019,840)	(3,966,101)	(7,019,444)

Other income (expenses)
Interest expense, net	(278,172)	(156,788)	(162,400)
Other income (expense), net	145,476	(235,614)	48,940
Equity investment income	31,942	31,072	38,588
Total other expense, net	(100,754)	(361,330)	(74,872)

Loss before income tax expense	(8,120,594)	(4,327,431)	(7,094,316)

Income tax expense	(606,704)	(2,253,593)	(815,322)

Net loss	(8,727,298)	(6,581,024)	(7,909,638)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,260,094	(779,351)	(3,752,143)
Comprehensive loss	$(7,467,204)	$(7,360,375)	$(11,661,781)

Net loss per share - Basic and diluted	$(626.96)	$(1,089.21)	$(1,309.11)

Weighted average number of shares outstanding used in calculating basic and diluted loss per share *	13,920	6,042	6,042

*	Retrospectively restated for effect of 15-for-1 and 40-for-1 share consolidations.

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	Ordinary Shares		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares *	Amount	Capital	Reserve	Deficit)	Income (Loss)	Equity
Balance as of September 30, 2021	6,042	$67,973	$29,279,155	$2,439,535	$13,046,392	$2,159,254	$46,992,309

Net loss	-	-	-	-	(7,909,638)	-	(7,909,638)
Foreign currency translation adjustment	-	-	-	-	-	(3,752,143)	(3,752,143)

Balance as of September 30, 2022	6,042	$67,973	$29,279,155	$2,439,535	$5,136,754	$(1,592,889)	$35,330,528

Net loss	-	-	-	-	(6,581,024)	-	(6,581,024)
Statutory reserve	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(779,351)	(779,351)

Balance as of September 30, 2023	6,042	$67,973	$29,279,155	$2,439,535	$(1,444,270)	$(2,372,240)	$27,970,153

Issuance of ordinary shares	33,333	374,996	24,624,996	-	-	-	24,999,992
Reverse share-split adjustment	3,505	39,431	(39,431)	-	-	-	-
Net loss for the year	-	-	-	-	(8,727,298)	-	(8,727,298)
Foreign currency translation adjustment	-	-	-	-	-	1,260,094	1,260,094

Balance as of September 30, 2024	42,880	$482,400	$53,864,720	$2,439,535	$(10,171,568)	$(1,112,146)	$45,502,941

*	Retrospectively restated for effect of 15-for-1 and 40-for-1 share consolidations.

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(8,727,298)	$(6,581,024)	$(7,909,638)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	485,734	508,785	533,949
Loss from disposal of property, plant and equipment	3,958	114	983
Allowance for doubtful accounts	131,581	-	-
Allowance (reversal) of inventory reserve	50,651	(49,166)	15,774
Deferred income tax expense (benefit)	606,704	1,567,656	(542,375)
Changes in operating assets and liabilities:
Accounts receivable	(1,547,834)	4,718,118	(1,526,243)
Inventory, net	1,643,131	(1,183,823)	16,586
Advance to suppliers, net	(769,911)	(170,016)	2,681,214
Prepayment for advertising	-	-	7,385,695
Advances to related parties	-	-	236,982
Other receivable	(158,011)	391,568	(1,030,121)
Prepaid expenses and other current assets	(792,675)	696,147	(659,017)
Deferred tax assets	-	(947,964)	-
Prepaid expenses-related party, non-current	36,321	-	-
Accounts payable	143,747	1,641,426	(1,919,691)
Taxes payable	554,425	280,939	(904,127)
Accrued expenses and other current liabilities	(1,167,206)	244,015	2,318,474
Net cash (used in) provided by operating activities	(9,506,683)	1,116,775	(1,301,555)

Cash flows from investing activities
Purchases of property, plant and equipment	(208,320)	(44,169)	(93,703)
Prepayments for construction in progress	(37,478)	-	523
Purchase of intangible asset	(117,291)	-	-
Prepayment for acquisition	-	-	(3,814,925)
Proceeds from disposal of property, plant and equipment	1,804	-	-
Net cash used in investing activities	(361,285)	(44,169)	(3,908,105)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares	24,999,992	-	-
Proceeds from bank loans	7,787,016	5,671,104	4,272,716
Repayment of bank loans	(5,552,240)	(3,969,773)	(4,272,716)
Proceeds from (prepayments for) related parties borrowings	6,719,557	(3,091,977)	3,317,943
Net cash provided by (used in) financing activities	33,954,325	(1,390,646)	3,317,943

Effect of exchange rate changes on cash	126,089	(108,171)	(474,733)
Net increase (decrease) in cash	24,212,446	(426,211)	(2,366,450)
Cash, beginning of year	5,285,247	5,711,458	8,077,908
Cash, end of year	$29,497,693	$5,285,247	$5,711,458

Supplemental disclosure information
Cash paid for interest	$304,516	$190,184	$199,852
Cash paid for income tax	$-	$863,800	$2,748,629

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Universe Pharmaceuticals INC (“Universe INC” or the “Company”) was incorporated under the laws of the Cayman Islands on December 11, 2019 as an exempted company with limited liability.

Universe INC owns 100% equity interest of Universe Pharmaceuticals (International) Group (“Universe HK”), an entity incorporated on May 21, 2014 in accordance with the laws and regulations in Hong Kong.

Jiangxi Universe Pharmaceuticals Technology Co., Ltd. (“Universe Technology”) was formed on April 8, 2019, as a wholly foreign-owned enterprise (“WFOE”) in the People’s Republic of China (the “PRC” or “China”).

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

The Reorganization has been accounted for as a recapitalization among entities under common control, since the same controlling shareholders controlled all these entities before and after the Reorganization. Results of operations for the periods presented eliminate the effects of intra-entity transactions.

On March 25, 2021, the Company closed its initial public offering (the “IPO”) of 5,000,000 ordinary shares, par value $0.003125 per share at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on September 30, 2021. Gross proceeds from the IPO totaled $28.75 million. Net proceeds of the IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021.

On May 12, 2021, through the Company’s PRC subsidiary, Jiangxi Universe, the Company established an indirect wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify the Company’s product offerings. As of September 30, 2024 and as of the date of this report, Universe Hanhe has no active business operations.

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

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company (the “2023 Share Consolidation”); and

(c)	that, upon the effectiveness of the 2023 Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated May 24, 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

The board of directors of the Company resolved to effect the 2023 Share Consolidation on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share.

On July 15, 2024, the Company closed its self-underwritten public offering of 20,000,000 ordinary shares, par value $0.01875 per share. The ordinary shares were priced at $1.25 per share. The Company raised a total of $25 million through that offering, before deducting offering-related expenses, and net proceeds of $24.625 million.

On September 27, 2024, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$3,125,000 divided into 150,000,000 ordinary shares of par value US$0.01875 each and 16,666,666.6666 preferred shares of par value US$0.01875 each, to US$140,625,000 divided into 6,750,000,000 ordinary shares of par value US$0.01875 each and 750,000,000 preferred shares of par value US$0.01875 each (the “Authorized Share Capital Increase”);

(b)	that, subject to and immediately following the Authorized Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorized Share Capital Increase; and

(c)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 15 Shares of the Company, or such lesser whole share amount as the Company’s board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “2024 Share Consolidation”).

On November 12, 2024, the Company effected a share consolidation of 15 ordinary shares with par value of US$0.01875 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.28125. All fractional shares were rounded up to the whole number of shares. Immediately following the 2024 Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 450,000,000 ordinary shares, par value US$0.28125 per share and 50,000,000 preferred shares, par value US$0.28125 per share.

On March 24, 2025, the Company effected a share consolidation of 40 ordinary shares with par value of US$0.28125 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$11.25. All fractional shares were rounded up to the whole number of shares (the “2025 Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 11,250,000 ordinary shares, par value US$11.25 per share and 1,250,000 preferred shares, par value US$11.25 per share.

The Company’s consolidated financial statements were retrospectively restated for effect of the 15-for-1 and 40-for-1 share consolidations. Giving effect to the share consolidations, there were 42,880 ordinary shares issued and outstanding as of September 30, 2024.

Details of the subsidiaries of the Company as of September 30, 2024 are set out below:

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the Company and its subsidiaries, which include Universe HK, Universe Technology, Jiangxi Universe, Universe Trade and Universe Hanhe. All inter-company balances and transactions are eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Reclassifications

Certain amounts on the prior-years’ consolidated balance sheets and cash flows were reclassified to conform to current-year presentation, with no effect on ending shareholders’ equity.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, the realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

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

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $71,249) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Accounts receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that collection is not probable. Allowance for uncollectable balances amounted to $135,082 and $Nil as of September 30, 2024 and 2023, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $124,512 and $69,746 as of September 30, 2024 and 2023, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices of raw materials. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2024 and 2023, the Company recorded no allowance for doubtful accounts, as the Company believed that all advances to suppliers were fully realizable.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, advances to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2024 based upon the short-term nature of the assets and liabilities. The Company’s investment in equity securities is accounted for using the measurement alternative in accordance with Accounting Standards Codification (“ASC”) 321, “Investments—Equity Securities” (“ASC 321”), which also approximates its recorded value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive loss in other income or expenses.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property, plant and equipment were recorded in operating expenses for the years ended September 30, 2024, 2023 and 2022.

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	50 years
Trademark	5 years
Software	3 years

The Company reviews the carrying value of land use rights for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the years ended September 30, 2024, 2023 and 2022.

Construction-in-Progress (“CIP”)

CIP represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. CIP is not depreciated. Upon completion and ready for intended use, CIP is reclassified to the appropriate category within property, plant and equipment.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recorded no impairments of these assets for the years ended September 30, 2024, 2023 and 2022.

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

The Company initially recorded the investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. As of September 30, 2024 and 2023, the Company’s investment in JX RBC Bank amounted to $712,494 (RMB5 million) and $685,307 (RMB5 million), respectively, and was reported as long-term investment in equity investee on the consolidated balance sheets. Investment income amounted to $31,942, $31,072 and $38,588 for the years ended September 30, 2024, 2023 and 2022, respectively.

The investments in equity securities are evaluated for impairment when facts or circumstances indicate that the fair value of the investments is less than their carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment for the Company’s investments in equity securities as of September 30, 2024 and 2023.

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

Research and Development Expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise of employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2024, 2023 and 2022, total research and development expenses were approximately $3,031,115, $4,858,548 and $7,644,375, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards, social media such as Weibo and WeChat, and TV advertisement. Advertising costs are expensed as incurred or deferred and then expensed the first time the advertising takes place. Advertising expenses are included in selling expenses in the consolidated statements of operations and comprehensive loss. Advertising expenses amounted to $5,144,579, $4,653,633 and $17,527,318 for the years ended September 30, 2024, 2023 and 2022, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2024, 2023 and 2022. The Company does not believe there was any uncertain tax provision as of September 30, 2024 and 2023.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2024, 2023 and 2022. As of September 30, 2024 and 2023, all of the tax returns of the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2024, 2023 and 2022, there were no dilutive shares.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2024	September 30, 2023	September 30, 2022
Period-end US$: RMB exchange rate	7.0176	7.2960	7.1135
Period-end US$: HK exchange rate	7.7693	7.8308	7.8498
Period average US$: RMB exchange rate	7.2043	7.0533	6.5532
Period average US$: HK exchange rate	7.8127	7.8310	7.8228

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of operations and comprehensive loss.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $247,249, $440,962 and $465,689 for the years ended September 30, 2024, 2023 and 2022, respectively.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The guidance should be adopted retrospectively. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amended guidance added an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments guidance is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The guidance can be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance improves the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amended guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The amended guidance is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance can be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This guidance amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of September 30,
	2024	2023
Accounts receivable	$13,040,903	$11,014,908
Less: allowance for doubtful accounts	(135,082)	-
Accounts receivable, net	$12,905,821	$11,014,908

The Company’s accounts receivable primarily includes the balance due from customers when the Company’s pharmaceutical products are sold and delivered to customers. As of date of this report, approximately 98.4%, or $12.8 million, of the Company’s net account receivable balance as of September 30, 2024 has been subsequently collected, and the remaining balance is expected to be substantially collected before June 30, 2025.

Allowance for doubtful accounts movement is as follows:

	As of September 30,
	2024	2023
Beginning balance	$-	$-
Reversal of allowance for doubtful accounts	131,581	-
Foreign currency translation adjustments	3,501	-
Ending balance	$135,082	$-

NOTE 4 — INVENTORIES, NET

Inventories consist of the following:

	As of September 30,
	2024	2023
Raw materials	$720,041	$635,395
Finished goods	1,141,526	2,777,617
Inventories valuation allowance	(124,512)	(69,746)
Total inventories, net	$1,737,054	$3,343,266

Inventories valuation allowance movement is as follows:

	As of September 30,
	2024	2023
Beginning balance	$69,746	$120,286
Reversal of inventories valuation allowance	50,651	(49,166)
Foreign currency translation adjustments	4,115	(1,374)
Ending balance	$124,512	$69,746

NOTE 5 — ADVANCE TO SUPPLIERS

Advances to suppliers consist of the following:

	As of September 30,
	2024	2023
Advances to suppliers for inventories raw material purchase	$978,203	$180,643
Advances to suppliers	$978,203	$180,643

Advances to suppliers represent prepayments made to suppliers to ensure continuous high-quality supplies and favorable purchase prices of raw materials.

NOTE 6 — PREPAYMENT FOR ACQUISITION

On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu transfers his 51% ownership in Yunnan Faxi Pharmaceuticals Co., Ltd. (“Yunnan Faxi”) to the Company at the price of RMB72 million (approximately $10.0 million). Based on contract terms, the Company prepaid RMB25 million (approximately $3.4 million) within three (3) business days upon signing the letter of intent. As of September 30, 2023, the prepayment was recorded as prepayment for acquisition on the balance sheets. However, due to unsatisfactory performance of Yunnan Faxi, the equity transfer contract was terminated on December 20, 2024. The amount of $3,562,472 (RMB25 million) was reclassified to other receivable as of September 30, 2024, and collected back subsequently.

NOTE 7 — OTHER RECEIVABLE

Other receivable consists of the following:

	As of September 30,
	2024	2023
Receivable from Yunan Faxi (1)	$3,562,472	$-
Redemption of short-term investment (2)	1,377,873	1,367,052
Prepaid value added tax	475,331	478,899
Prepayment for advertising	219,830	-
Others	31,090	74,300
Other receivable	$5,666,596	$1,920,251

(1)	On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu transfers his 51% ownership in Yunnan Faxi to the Company at the price of RMB72 million (approximately $10.0 million). Based on contract terms, the Company prepaid RMB25 million (approximately $3.4 million) within three (3) business days upon signing the letter of intent. However, due to unsatisfactory performance of Yunnan Faxi, the equity transfer contract was terminated on December 20, 2024. The amount of $3,562,472 (RMB25 million) was recorded as other receivable as of September 30, 2024.

(2)	On September 24, 2024, the Company entered into an agreement with a third party to transfer its short-term investment at the price of $1,377,873. The amount was recorded as other receivable as of September 30, 2024 and 2023.

As of date of this report, approximately 99.4%, or $5.6 million, of the Company’s other receivable balance as of September 30, 2024 has been subsequently collected.

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

		As of September 30,
	Useful life	2024	2023
Buildings	20 years	$7,594,735	$7,304,936
Machinery and equipment	5-10 years	2,007,399	1,896,976
Automobiles	3-5 years	67,374	73,703
Office and electric equipment	3-5 years	527,336	474,830
Construction-in-progress		35,971	-
Subtotal		10,232,815	9,750,445
Less: accumulated depreciation		(6,664,765)	(6,050,480)
Property, plant and equipment, net		$3,568,050	$3,699,965

Depreciation expense was $474,034, $503,687 and $528,919 for the years ended September 30, 2024, 2023 and 2022, respectively. Loss from disposal of property, plant and equipment amounted to $3,958, $114 and $983 for the years ended September 30, 2024, 2023 and 2022, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of September 30,
	Useful life	2024	2023
Land use rights	50 years	$256,211	$246,434
Trademark	5 years	120,412	-
Software	3 years	21,506	20,687
Total		398,129	267,121
Less: accumulated amortization		(135,251)	(118,537)
Intangible assets, net		$262,878	$148,584

Amortization expense was $11,700, $5,098 and $5,030 for the years ended September 30, 2024, 2023 and 2022, respectively.

Estimated future amortization expense for intangible assets is as follows:

Years Ending September 30,	Amortization expense

2025	$17,165
2026	17,165
2027	17,165
2028	17,165
2029	17,165
Thereafter	177,053
$262,878

NOTE 10 — PREPAYMENT FOR CIP PROJECT

CIP represents direct costs of construction incurred for the Company’s manufacturing facilities. On June 25, 2021, the Company signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan agreed to help the Company construct four manufacturing factory buildings and an office building with a total estimated budget of RMB165 million (approximately $23.5 million). The construction work started on August 8, 2021, with an originally estimated completion date on August 7, 2023. However, due to resurgence of the COVID-19 pandemic, which resulted in lingering logistic disruption, material and labor shortage, and domestic travel restriction, at the beginning of 2024, the Company estimated the construction work to be completed in December 2024. During 2024, new information was discovered about the topographical and surface structures of the land, which required Chenyuan to redo the geological survey. As a result, the construction work is further delayed, and the construction of the four manufacturing factory buildings and the office building is expected to be fully completed and put into use by December 2025 and December 2026, respectively. As of September 30, 2024, the Company had made a prepayment of approximately RMB69.2 million (approximately $9.9 million) to Chenyuan for land improvement, building foundation and the construction of the manufacturing factories.

During the year ended September 30, 2022, $407,190 (approximately RMB2.9 million) of the prepayment for the CIP project was used for construction work, and the amount was recorded as property, plant and equipment in the consolidated balance sheets. As of September 30, 2024, the remaining $9.5 million prepayment to Chenyuan was recorded as a prepayment for CIP project on the balance sheets.

As of September 30, 2024, future additional capital expenditure on this CIP project is estimated to be approximately RMB95.8 million (equivalent to $13.7 million), among which approximately $7.1 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash collected from accounts receivable, and if necessary, borrowings from PRC banks in the future.

As of September 30, 2024, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Twelve months ending September 30,	Capital Expenditure on CIP

2025	$7,124,943
2026	5,350,832
2027	1,175,616
Total	$13,651,391

NOTE 11 — PREPAYMENT FOR PURCHASE OF A PROPERTY

On May 6, 2021, the Company entered into a real estate property purchase agreement with related party Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% equity interest as of the date of that agreement. Pursuant to the property purchase agreement, Jiangxi Yueshang will sell and the Company will purchase a certain residential apartment and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). Pursuant to this agreement, the Company was required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable upon the availability of a certificate of occupancy, and 30% of the total purchase price payable upon delivery of the property.

As of September 30, 2024, the Company had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025. Since the property is located in the urban downtown area of Ji’an City, the Company plans to use the property for offices in June 2025.

NOTE 12 — SHORT-TERM BANK LOANS

Short-term bank loans consist of the following:

		As of September 30,
	Note	2024	2023
Short-term bank loans:
Jiangxi Luling Rural Commercial Bank (“LRC Bank”)	(1)	$2,849,976	$2,467,105
Bank of Communications Co., Ltd	(2)	1,154,241	1,233,553
Zhujiang Rural Bank	(3)	427,497	411,184
Beijing Bank	(4)	1,424,989	1,370,614
Total short-term loans		$5,856,703	$5,482,456

(1)

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

On June 15, 2023, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,370,614) as working capital for eleven months, with the maturity date on May 14, 2024. The fixed interest rate of the loan was 4.56% per annum. Mr. Gang Lai signed guarantee agreements with LRC Bank to provide credit guarantee for this loan. The loan was fully repaid upon maturity.

On March 4, 2024, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB5 million (equivalent to $712,494) as working capital for one year, with the maturity date on March 3, 2025. The fixed interest rate of the loan was 4.75% per annum. Mr. Gang Lai and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan. The loan was fully repaid upon maturity.

On April 26, 2024, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,424,989) as working capital for one year, with the maturity date on April 25, 2025. The fixed interest rate of the loan was 4.31% per annum. Mr. Gang Lai and Universe Technology jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan. The loan was fully repaid upon maturity.

On May 17, 2024, a subsidiary of the Company, Universe trade, signed a loan agreement with LRC Bank to borrow RMB5 million (equivalent to $712,494) as working capital for one year, with the maturity date on May 16, 2025. The fixed interest rate of the loan was 3.65% per annum. Mr. Gang Lai and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On March 3, 2025, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB5 million (equivalent to $712,494) as working capital for one year, with the maturity date on March 2, 2026. The fixed interest rate of the loan was 3.65% per annum. Mr. Gang Lai and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On April 22, 2024, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,424,989) as working capital for one year, with the maturity date on April 21, 2026. The fixed interest rate of the loan was 3.60% per annum. Mr. Gang Lai and Universe Technology jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

(2)

On June 15, 2023, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB9 million (equivalent to $1,246,486) as working capital for eleven months, with the maturity date on May 18, 2024. The fixed interest rate of the loan was 4.0% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan. The loan was fully repaid upon maturity.

On June 16, 2024, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB8.1 million (equivalent to $1,154,241) as working capital for eleven months, with the maturity date on May 13, 2025. The fixed interest rate of the loan was 3.9% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan.

(3)

On May 5, 2023, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Zhujiang Rural Bank to borrow RMB 3 million (equivalent to $415,495) as working capital for one year, with the maturity date on May 4, 2024. The fixed interest rate of the loan was 3.65% per annum. The Company pledged certain patents owned by the Company as collateral to guarantee this loan. The loan was fully repaid upon maturity.

On April 24, 2024, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Zhujiang Rural Bank to borrow RMB3 million (equivalent to $427,497) as working capital for one year, with the maturity date on April 24, 2025. The fixed interest rate of the loan was 3.65% per annum. The Company pledged certain trademarks owned by the Company as collateral to guarantee this loan. The loan was fully repaid upon maturity

On April 18, 2025, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with Zhujiang Rural Bank to borrow RMB2.9 million (equivalent to $413,247 ) as working capital for one year, with the maturity date on April 18, 2026. The fixed interest rate of the loan was 5.00% per annum. The Company pledged certain trademarks owned by the Company as collateral to guarantee this loan.

(4)

On July 24, 2023, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB 10 million (equivalent to $1,384,984) as working capital for one year, with the maturity date on July 18, 2024. The fixed interest rate of the loan was 4.25% per annum. There was no guarantee requirement for this loan. The loan was fully repaid upon maturity.

On July 3, 2024, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB 10 million (equivalent to $1,424,989) as working capital for one year, with the maturity date on July 3, 2025. The fixed interest rate of the loan was 4.15% per annum. Mr. Gang Lai provided credit guarantee for this loan.

NOTE 13 — LONG-TERM BANK LOANS

Long-term bank loans consist of the following:

		As of September 30,
	Note	2024	2023
Long-term bank loans:
LRC Bank	(1)	$2,137,483	$-

(1)	On November 23, 2023, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB15 million (equivalent to $2,137,483) as working capital for two years, with the maturity date on November 14, 2025. The fixed interest rate of the loan was 3.95% per annum. The Company pledged buildings of Jiangxi Universe as collateral to guarantee this loan.

For the above-mentioned loans, the Company recorded a total interest expense of $304,516, $190,184 and $199,852 for the years ended September 30, 2024, 2023 and 2022, respectively.

NOTE 14 — RELATED PARTY TRANSACTIONS

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Mr. Yajun Hu	General Manager of Jiangxi Universe
Ms. Lin Yang	Chief Financial Officer of the Company
Guangzhou Ningjing Investment Co., Ltd (Guangzhou Ningjing)	Under common control of Mr. Gang Lai

(b) Due from related parties

	As of September 30,
Name	2024	2023
Mr. Yajun Hu	$-	$61,678
Total due from related parties	$-	$61,678

As of September 30, 2023, the balance due from related parties consisted of advanced funds to the Company’s director and general manager, Mr. Yajun Hu. These advances were non-interest bearing and fully repaid on October 12, 2023.

(c) Due to related parties

	As of September 30,
Name	2024	2023
Mr. Gang Lai	$6,900,499	$540,096
Ms. Lin Yang	85	-
Total due to related parties	$6,900,584	$540,096

As of September 30, 2024, the balance due to related parties mainly consisted of advances from Mr. Gang Lai, the Company’s chief executive officer and the chairman of the board of directors for working capital purposes during the Company’s normal course of business, as well as payment of expenses made by Ms. Lin Yang on behalf of the Company. These advances are unsecured, non-interest bearing and due on demand.

(d) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from commercial banks in China, Mr. Gang Lai, the Company’s chairman of the board of directors and chief executive officer, signed guarantee agreements with these banks to provide credit guarantee for the Company’s certain loans (see Note 13 and 14).

(e) Prepayment to related party for property purchase

As disclosed in Note 12, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.6 million). As of September 30, 2024, the Company had made a prepayment of RMB16 million ($2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025.

On January 13, 2022, Mr. Gang Lai transferred the 5% equity interest he owned in Jiangxi Yueshang to a third party. As such, after this date, Jiangxi Yueshang is no longer the Company’s related party.

(f) Prepaid expenses-related party, non-current

As of September 30, 2024 and 2023, the Company prepaid Guangzhou Ningjing nil and $35,864 for right to use trademarks, respectively.

NOTE 15 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Universe INC is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Universe HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Universe HK did not generate any assessable profits derived from Hong Kong sources for the years ended September 30, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of the Company’s main operating subsidiaries in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2016 with a term of three years. In December 2019 and November 2022, Jiangxi Universe successfully renewed its HNTE certification with local government and will continue to enjoy the reduced income tax rate of 15% for three years, respectively, through November 2025. Universe Trade, another operating subsidiary of the Company in the PRC, was approved as a HNTE and was entitled to a reduced income tax rate of 15% beginning December 2020 with a term of three years through December 2023. Universe Trade did not successfully renew its HNTE status at the end of December 2023 and, therefore, has been subject to the standard PRC enterprise income tax rate of 25% starting from January 2024. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2024, 2023 and 2022 were reported at a blended reduced rate as a result of certain of the PRC subsidiaries of the Company’s being approved as a HNTE and enjoying a 15% reduced income tax rate. Although Jiangxi Universe was approved as a HNTE and enjoying a 15% reduced income tax rate, it incurred operating loss for the year ended September 30, 2024, with no impact of the tax holidays on PRC corporate income taxes for the year ended September 30, 2024. The impact of the tax holidays noted above decreased PRC corporate income taxes by $309,840 and $694,955 for the years ended September 30, 2023 and 2022, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.09 and $0.19 for the years ended September 30, 2023 and 2022, respectively.

The components of the income tax expense (benefit) are as follows:

	For the Years Ended September 30,
	2024	2023	2022
Current tax expense:
Cayman	$-	$-	$-
Hong Kong	-	-	-
PRC	-	685,937	1,357,697
Sub-total	-	685,937	1,357,697
Deferred tax expense (benefit):
Cayman	-	-	-
Hong Kong	-	-	-
PRC	606,704	1,567,656	(542,375)
Sub-total	606,704	1,567,656	(542,375)
Total income tax expense	$606,704	$2,253,593	$815,322

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2024, 2023 and 2022:

	For the Years Ended September 30,
	2024	2023	2022
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	(5.9)%	(8.2)%	(9.2)%
Permanent difference	-%	(0.1)%	(25.1)%
Non-PRC entities not subject to PRC income tax	(2.7)%	(4.4)%	(2.2)%
Change in valuation allowance	(23.9)%	(64.4)%	-%
Effective tax rate	(7.5)%	(52.1)%	(11.5)%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2024, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Deferred tax assets are composed of the following:

	As of September 30,
	2024	2023
Deferred tax assets:
Net operating loss carry-forwards	$-	$599,078
Allowance for doubtful accounts	-	-
Total	-	599,078
Valuation allowance	-	-
Total deferred tax assets	$-	$599,078

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Jiangxi Universe and Universe Trade incurred net loss during the years ended September 30, 2024 and 2023, the Company determined that its deferred tax assets might not be realized, and recognized valuation allowance for all deferred tax assets as of September 30, 2024.

(b) Taxes payable

Taxes payable consist of the following:

	As of September 30,
	2024	2023
Value added tax payable	$873,750	$303,713
Other taxes payable	147,431	131,045
Total taxes payable	$1,021,181	$434,758

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

As of September 30, 2024 and 2023, $4,430,607 and $5,223,573 of the Company’s cash, respectively, was on deposit at financial institutions in the PRC. For the years ended September 30, 2024, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the years ended September 30, 2024, 2023 and 2022, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 22.5%, 27.2% and 32.2% of the Company’s total revenue for the years ended September 30, 2024, 2023 and 2022, respectively.

Sales of one of the Company’s major products, Guben Yanling Pill, accounted for 37.2%, 36.4% and 42.5% of the Company’s total revenue for the years ended September 30, 2024, 2023 and 2022, respectively.

As of September 30, 2024 and 2023, no customer accounted for more than 10% of the total accounts receivable balance.

For the year ended September 30, 2024, two suppliers accounted for 28.0% and 13.4% of the total purchases, respectively. For the years ended September 30, 2023 and 2022, one supplier accounted for 29.6% and 10.3% of the total purchases, respectively.

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

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company; and

(c)	that, upon the effectiveness of the 2023 Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated May 24, 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the 2023 Share Consolidation.

The board of directors of the Company resolved to effect the 2023 Share Consolidation on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share.

On July 15, 2024, the Company closed its self-underwritten public offering of 20,000,000 ordinary shares, par value $0.01875 per share. The ordinary shares were priced at $1.25 per share. The Company raised a total of $25 million through that offering, before deducting offering-related expenses, and net proceeds of $24.625 million.

On September 27, 2024, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$3,125,000 divided into 150,000,000 ordinary shares of par value US$0.01875 each and 16,666,666.6666 preferred shares of par value US$0.01875 each, to US$140,625,000 divided into 6,750,000,000 ordinary shares of par value US$0.01875 each and 750,000,000 preferred shares of par value US$0.01875 each;

(b)	that, subject to and immediately following the Authorized Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorized Share Capital Increase; and

(c)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued, and outstanding shares of the Company be consolidated by consolidating each 15 Shares of the Company, or such lesser whole share amount as the board of directors of the Company may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association.

On November 12, 2024, the Company effected a share consolidation of 15 ordinary shares with par value of US$0.01875 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.28125. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 450,000,000 ordinary shares, par value US$0.28125 per share and 50,000,000 preferred shares, par value US$0.28125 per share.

On March 24, 2025, the Company effected a share consolidation of 40 ordinary shares with par value of US$0.28125 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$11.25. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 11,250,000 ordinary shares, par value US$11.25 per share and 1,250,000 preferred shares, par value US$11.25 per share.

The Company’s consolidated financial statements were retrospectively restated for effect of the 15-for-1 and 40-for-1 Shares Consolidations (see Note 1). Giving effect to the Share Consolidation, there were 42,880 ordinary shares issued and outstanding as of September 30, 2024.

As of September 30, 2024 and 2023, the Company had a total of 42,880 and 6,062 ordinary shares issued and outstanding, respectively.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, for a nominal consideration of $0.001 per warrant, to purchase 300,000 ordinary shares of the Company (equal to 6% of the total number of ordinary shares sold in the IPO, not including any ordinary shares sold in the over-allotment option) (the “Underwriter Warrants”). The Underwriter Warrants have a term of five years, each warrant is exercisable for 1/90 share, with an exercise price of $495 after adjustments due to share consolidations. The Underwriter Warrants may be purchased in cash or via cashless exercise, are exercisable for five (5) years, and will terminate on the fifth anniversary of the closing of the IPO. Management determined that the Underwriter Warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2024, the Underwriter Warrants were issued and outstanding, but none of them had been exercised. For the years ended September 30, 2024, 2023 and 2022, the Underwriter Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

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

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of September 30, 2024 and 2023, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,439,535, and total restricted net assets amounted to $56,786,656 and $31,786,663, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2024, 2023 and 2022, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of September 30, 2024, future minimum capital expenditures on the Company’s CIP project amounted to approximately $13.7 million, among which, approximately $7.1 million is required for the next 12 months from the date of this report (see Note 11).

On May 6, 2021, the Company entered into a real estate property purchase agreement with Jiangxi Yueshang, an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and the Company will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). As of September 30, 2024, the Company had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025 (see Note 12).

NOTE 19 — SUBSEQUENT EVENTS

On November 12, 2024, the Company effected a share consolidation of 15 ordinary shares with par value of US$0.01875 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.28125. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 450,000,000 ordinary shares, par value US$0.28125 per share and 50,000,000 preferred shares, par value US$0.28125 per share. The Company’s consolidated financial statements were retrospectively restated for effect of the 15-for-1 share consolidation.

On December 6, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers named thereto, pursuant to which the Company agreed to issue and sell (i) 388,000 ordinary shares (the “Offered Shares”), par value $0.28125 per share (the “ordinary shares”), (ii) 18,362,000 pre-funded warrants to purchase 18,362,000 ordinary shares (the “Pre-funded Warrants”), and (iii) 18,750,000 common warrants to purchase 18,750,000 ordinary shares (the “Common Warrants”), at a combined purchase price of US0.80 per Offered Share and one accompanying Common Warrant, or at a combined purchase price of US$0.79 per Pre-funded Warrant (in lieu of one Offered Share) and one accompanying Common Warrant, in a registered direct offering (the “Offering”). The Company received approximately $15.0 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses.

On December 20, 2024, the equity transfer contract to transfer 51% ownership in Yunnan Faxi was terminated due to unsatisfactory performance of Yunnan Faxi. The prepayment for acquisition of $3,562,472 (RMB25 million) was reclassified to other receivable as of September 30, 2024, and collected back subsequently.

On March 24, 2025, the Company effected a share consolidation of 40 ordinary shares with par value of US$0.28125 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$11.25. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 11,250,000 ordinary shares, par value US$11.25 per share and 1,250,000 preferred shares, par value US$11.25 per share.

The Company has assessed all subsequent events through the date that these consolidated financial statements are issued and there are no further material subsequent events that require disclosure in these consolidated financial statements.

NOTE 20 —FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the financial statements for the parent company are included herein.

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

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the consolidated statements of operations and comprehensive loss.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been or omitted.

As of September 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2024	2023
ASSETS
Cash	$25,058,414	$9,248
Other receivable	1,377,873	1,367,052
Due from subsidiaries	10,863,833	10,878,344
Total current assets	37,300,120	12,254,644

Non-current assets
Investment in subsidiaries	$8,749,310	$15,715,509

Total assets	$46,049,430	$27,970,153

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Due to related parties	497,014	-
Accrued expense	49,475	-
TOTAL CURRENT LIABILITIES	$546,489	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $11.25 par value, 11,250,000 shares authorized, 42,880 and 6,062 shares issued and outstanding as of September 30, 2024 and 2023, respectively *	482,400	67,973
Additional paid-in capital	53,864,720	29,279,155
(Accumulated deficit) Retained earnings	(7,732,033)	995,265
Accumulated other comprehensive loss	(1,112,146)	(2,372,240)
Total shareholders’ equity	45,502,941	27,970,153

Total liabilities and shareholders’ equity	$46,049,430	$27,970,153

*	Retrospectively restated for effect of 15-for-1 and 40-for-1 shares consolidations.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended September 30,
	2024	2023	2022
Operating costs and expenses:
General and administrative expenses	$(592,021)	$(134,141)	$(384,214)

Other income (expenses):
Other expenses	(87,292)	(730)	(420)

Equity in earnings of subsidiaries	(8,047,985)	(6,446,153)	(7,525,004)

Net loss	(8,727,298)	(6,581,024)	(7,909,638)
Foreign currency translation adjustments	1,260,094	(779,351)	(3,752,143)
Comprehensive loss attributable to the Company	$(7,467,204)	$(7,360,375)	$(11,661,781)

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,727,298)	$(6,581,024)	$(7,909,638)
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	8,047,985	6,446,153	7,525,004
Changes in operating assets and liabilities:
Due to related parties	497,014	-	-
Accrued expense	49,475
Net cash used in operating activities	(132,824)	(134,871)	(384,634)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares	24,999,992	-	-
Cash repayment from subsidiaries	14,511	115,133	303,746
Net cash provided by financing activities	25,014,503	115,133	303,746

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	167,487	69	(588)

CHANGES IN CASH	25,049,166	(19,669)	(81,476)

CASH, beginning of year	9,248	28,917	110,393

CASH, end of year	$25,058,414	$9,248	$28,917