Form 20-F
period 2025-09-30
Universe Pharmaceuticals INC
filed 2026-01-29
CIK 1809616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

An aggregate of 563,338 ordinary shares, par value $11.25 per share, as of September 30, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“fiscal year” are to the period from October 1 to September 30 of the next calendar year;

●	“Jiangxi Universe” are to Jiangxi Universe Pharmaceuticals Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Universe Technology (as defined below) and an indirect wholly owned subsidiary of the Company;

●	“PRC operating entities” are to Jiangxi Universe and its subsidiaries;

●	“RMB” and Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to the ordinary shares of the Company, par value $11.25 per share;

●	“SEC” are to the U.S. Securities Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“TCM” are to traditional Chinese medicine;

●	“TCMD” are to traditional Chinese medicine derivatives;

●	“Universe Hanhe” are to Guangzhou Universe Hanhe Medical Research Co., Ltd., a PRC formed on May 12, 2021, a wholly-owned subsidiary of Jiangxi Universe;

●	“Universe HK” are to the Company’s wholly owned subsidiary, Universe Pharmaceuticals Group (International) Limited, a company incorporated in Hong Kong;

●	“Universe Technology” are to Jiangxi Universe Pharmaceuticals Technology Co., Ltd., a limited liability company organized under the laws of the PRC and wholly owned by Universe HK;

●	“Universe Trade” are to Jiangxi Universe Pharmaceuticals Trade Co., Ltd., a PRC company formed in 2010, a wholly-owned subsidiary of Jiangxi Universe;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” or the “Company”, are to one or more of Universe Pharmaceuticals INC, an exempted company incorporated in the Cayman Islands.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2025	2024	2023
At the end of the fiscal year - RMB	RMB7.1190 to $1.00	RMB7.0176 to $1.00	RMB7.2960 to $1.00
Average rate for the fiscal year - RMB	RMB7.2125 to $1.00	RMB7.2043 to $1.00	RMB7.0533 to $1.00

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

We face legal and operational risks associated with having all of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our Company and our business face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect our business and results of operations. These risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In particular, certain statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, as well as the ability of the U.S. Public Company Accounting Oversight Board, or the PCAOB, to inspect our auditor, may impact our Company’s ability to conduct our business, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ordinary shares to significantly decline in value or become worthless.”

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which became effective on March 31, 2023. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. Under the Overseas Listings Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises otherwise subject to filing that have been listed overseas or met the following circumstances are considered existing enterprises: the application of such enterprises for indirect overseas securities issuance and listing has been approved by the applicable overseas regulators or overseas stock exchanges (e.g., an applicable registration statement has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”)) before the effectiveness of the Trial Measures, and are not required to re-perform issuance and listing supervision procedures with the overseas regulators or overseas stock exchanges, and the overseas issuance and listing of such enterprises have been completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they conduct refinancing activities or other matters requiring filings in the future. In the opinion of our PRC legal counsel, AllBright Law Offices (Fuzhou), as a domestic company listed on the Nasdaq Stock Market (“Nasdaq”) since March 2021, and not currently conducting refinancing or other activities that require filings, we are not required to file with the CSRC in accordance with the Trial Measures at this time. However, in the event that we conduct subsequent offerings, we could be subject to filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China— The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

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

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions. Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Enrome LLP, is headquartered in Singapore, and subject to inspect by the PCAOB on a regular basis. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.”

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

Subject to certain contractual, legal and regulatory restrictions, and our internal cash management policy, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. If needed, our Cayman Islands holding company can transfer cash to our PRC subsidiaries through loans and/or capital contributions, and our PRC subsidiaries can transfer cash to our Cayman Islands holding company through issuing dividends or other distributions. Our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiate a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Cash flows have occurred between our Cayman Islands holding company and our subsidiaries. From October 1, 2025 to the date of this annual report, the Cayman Islands holding company did not receive cash transfer from its subsidiaries. For the fiscal years ended September 30, 2025, 2024 and 2023, the Cayman Islands holding company received cash in the amount of $302,023, $100,062 and $127,827 from its subsidiary in Hong Kong for the payment of directors’ compensation and professional service fees, respectively. There was no distribution of earnings by our PRC subsidiaries to the Cayman Islands holding company during the fiscal years ended September 30, 2023, 2024 and 2025, and from October 1, 2025 to the date of this annual report. In the fiscal year ended September 30, 2025, the Cayman Islands holding company transferred $9,028,787 to its PRC subsidiaries. In the fiscal years ended September 30, 2023 and 2024, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. From October 1, 2025 to the date of this annual report, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023.

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

Recent Development

The Capital Reorganization

On September 2, 2025, the Company re-convened its annual general meeting of shareholders, originally convened on August 26, 2025 (the “2025 Annual General Meeting”) at 10:00 a.m., Beijing Time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

At the 2025 Annual General Meeting, the shareholders of the Company adopted a special resolution approving the reorganization of the Company’s share capital. The full text of the resolution is set forth below:

“It is resolved as a special resolution that, subject to and conditional upon, amongst other things: (i) approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (ii) registration by the Registrar of Companies of the Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iii) compliance with the relevant procedures and requirements under the applicable laws of the Cayman Islands to effect the Capital Reduction; and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled:

a)	the par value of each issued Ordinary Share of par value US$11.25 each in the share capital of the Company be reduced to par value US$0.00001 each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$11.24999 on each of the then issued Ordinary Shares of par value US$11.25 each;

b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Act, the amended and restated memorandum of association adopted by special resolution passed on 1 March 2025 and unanimous written director resolutions passed on 20 February 2025 and made effective on 17 March 2025 (the “Existing Memorandum”), the second amended and restated articles of association of the Company adopted by special resolution passed on 23 September 2022 (the “Existing Articles”), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)	immediately following the Capital Reduction, pursuant to section 13 of the Act and article 8.1(d) of the Existing Articles, each of the authorized but unissued Ordinary Shares of par value US$11.25 each be sub-divided into 1,125,000 ordinary shares of par value US$0.00001 each (the “Sub-division”);

d)	immediately following the Capital Reduction and the Sub-division, the authorized share capital of the Company be altered by the cancellation of: (i) the 1,250,000 unissued Preferred Shares of par value US$11.25 each; and (ii) 12,020,495,313,338 of the unissued ordinary shares of par value US$0.00001 each, such that the authorized share capital is altered:

from US$134,287,453.13338 divided into: (i) 12,022,495,313,338 ordinary shares of par value US$0.00001 each; and (ii) 1,250,000 Preferred Shares of par value US$11.25 each;

to US$20,000 divided into 2,000,000,000 ordinary shares of par value US$0.00001 each

(the “Capital Alteration”);

e)	immediately following the Capital Alteration:

a.	the authorized and issued share capital of the Company be divided into two separate classes as follows:

i.	US$18,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”); and

ii.	US$2,000 divided into 200,000,000 class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “New Share Classes”),

it being noted that the terms of, and rights attaching to the New Share Classes will be materially identical to the existing ordinary shares of par value US$0.00001 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 100 times the voting rights per share of Class A Ordinary Shares; and (ii) shall be convertible into Class A Ordinary Shares;

b.	the issued shares in the Company outstanding following the Capital Alteration be re-designated, as follows:

i.	the 559,868 ordinary shares of par value US$0.00001 each held by Cede & Co be re-designated as 559,868 Class A Ordinary Shares;

ii.	the 1 ordinary share of par value US$0.00001 held by Christopher Lin be re-designated as 1 Class A Ordinary Share;

iii.	the 1 ordinary share of par value US$0.00001 held by Michael Olson be re-designated as 1 Class A Ordinary Share;

iv.	the 1 ordinary share of par value US$0.00001 held by Daniel J Sleiman be re-designated as 1 Class A Ordinary Share; and

v.	the 3,467 ordinary shares of par value US$0.00001 each held by Sununion Holding Group Limited be re-designated as 3,467 Class B Ordinary Shares,

(steps (a) to (e) (inclusive) above shall be collectively referred to as the “Capital Reorganization”),

f)	any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reorganization and (where applicable) to aggregate all fractional Class A Ordinary Shares and/or Class B Ordinary Shares and sell them for the benefit of the Company.”

On January 16, 2026, the Company received an order (the “Order”) from the Court approving the Capital Reduction. As of the date of this annual report, the Company is still in the process of registering the Order with the Registrar of Companies of the Cayman Islands and completing other necessary procedures in respect of the Capital Reduction. Accordingly, the conditions of the Capital Reorganization have not been fully met and the Capital Reorganization has not taken effect.

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

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We have incurred recurring net losses, and our ability to achieve profitability remains uncertain, which could adversely affect our financial condition and ability to fund our operations.

●	Our reliance on bank loans and related party guarantees exposes us to refinancing risk and potential financial strain, which could adversely impact our liquidity and operations.

●	price increases in raw materials and sourced products could harm our financial results;

●	high quality materials for our products may be difficult to obtain or substantially increase our production costs;

●	we are exposed to a number of risks related to our supply chain for the materials required to manufacture our products which could adversely affect our business operations and future development;

●	we operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues and growth prospects;

●	high quality materials for our products may be difficult to obtain or substantially increase our production costs;

●	our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner. We have engaged a third-party sub-contractor to build manufacturing facilities and an office building for us, and we may encounter challenges relating to the construction, management and operation of such facilities;

●	we are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may adversely affect our business and prospects; and

●	if we fail to maintain or renew requisite licenses, permits, registrations and filings applicable to our business operations, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Risks Related to Doing Business in China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China”)

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	the PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless;

●	uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ordinary shares to significantly decline in value or become worthless;

●	our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis;

●	failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations;

●	the approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our offerings and/or other financing activities to make loans or additional capital contributions to our PRC operating subsidiaries;

●	adverse changes in political, economic and social conditions, as well as government policies in China could have a material adverse effect on our business results of operations, financial conditions and prospects;

●	changes to the PRC legal system could have an adverse effect on us;

●	recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering. See “Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering”; and

●	to the extent cash and assets of in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets. See “Risk Factors—Risks Related to Doing Business in China—To the extent cash and assets of in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash and assets.”

Risks Relating to Our Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares and the trading market, including, but not limited to, the following:

●	Our share price has recently declined substantially, and our ordinary shares could be delisted from Nasdaq or trading could be suspended;

●	we may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares;

●	as a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders; and

●	as a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

Risks Related to Our Business and Industry

We have incurred recurring net losses, and our ability to achieve profitability remains uncertain, which could adversely affect our financial condition and ability to fund our operations.

We have experienced net losses of $6,581,024 for the fiscal year ended September 30, 2023, $8,727,298 for the fiscal year ended September 30, 2024, and $3,672,055 for the fiscal year ended September 30, 2025. Our revenues have declined from $32,308,735 for the fiscal year ended September 30, 2023 to $23,024,458 for the fiscal year ended September 30, 2024, and further decreased to $17,858,732 for the fiscal year ended September 30, 2025. This revenue decline was driven by a 29.1% decrease in sales volume for the fiscal year ended September 30, 2024 due to global economic slowdown that led to a decline in customers’ spending power, and a 5.9% decrease in average per unit selling price of our TCMD products and a 37.3% decrease in average per unit selling price of third-party products for the fiscal year ended September 30, 2025.

These recurring losses have resulted in accumulated deficit of $13,843,623 as of September 30, 2025. Our ability to achieve profitability will depend on our capacity to increase sales volumes, maintain competitive pricing in light of China's centralized drug procurement policy, manage our operating expenses effectively, and successfully expand our market presence. If we are unable to achieve and sustain profitability, we may face difficulties in funding our operations, meeting our financial obligations, and executing our growth strategy, which could have a material adverse effect on our business and financial condition.

Our reliance on bank loans and related party guarantees exposes us to refinancing risk and potential financial strain, which could adversely impact our liquidity and operations.

As of September 30, 2025, we had short-term bank loans of $7,149,881 and current portion of long-term bank loans of $2,107,038, resulting in total debt obligations of $9,256,919 due within one year. We obtained these loans from several PRC banks for working capital purposes. Many of our bank loans require personal guarantees from our Chief Executive Officer, Mr. Gang Lai, and/or guarantees from our subsidiaries, and certain loans are secured by pledges of our trademarks and buildings.

Our substantial reliance on debt financing, coupled with our recurring losses, creates several risks. First, while we expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history, there can be no assurance that we will be able to refinance these obligations on favorable terms or at all, particularly given our loss-making position. Second, our dependence on personal guarantees from our CEO creates concentration risk and potential complications in the event of management changes. Third, we recorded total interest expense of $289,385 for the year ended September 30, 2025, which represents an ongoing cash outflow that strains our working capital. Finally, in addition to our debt service obligations, we have capital expenditure commitments totaling $13,456,946 for our construction-in-progress project and $2,247,507 for property purchases, with approximately $3,511,729 required within the next 12 months.

If we are unable to renew or refinance our bank loans when they mature, or if our lenders call their loans or decline to extend further credit, we may be forced to seek alternative, potentially more expensive financing, liquidate assets, curtail our operations, or delay our construction projects, any of which could materially and adversely affect our business, financial condition, and results of operations.

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

We have made substantial investment in advertising our products in order to improve our brand awareness and our market position. For the fiscal year ended September 30, 2023, we entered into an advertising service agreement with a third-party, Health Headline Technology Co., Ltd. (“Health Headline”), pursuant to which, Health Headline provided media advertising services to promote our brand on the Health Headline website and mobile app, with a service period of ten months from March 1, 2023 to December 31, 2023. For the fiscal year ended September 30, 2024, we renewed the advertising services arrangement with Health Headline by entering into a new service agreement with Health Headline with a service period of ten months from March 1, 2024 to December 31, 2024. For the fiscal year ended September 30, 2025, we renewed the advertising services arrangement with Health Headline by entering into a new service agreement with Health Headline with a service period from March 1, 2025 to December 31, 2026. In addition, we incurred substantial advertising expenditures to maintain and enhance our brand and our products, which may not prove successful. Television advertising and other brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. Additionally, there could be a negative reaction to certain advertising campaigns. If we fail to promote our brand, or if we incur excessive expenses in this effort, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts or to achieve the desired brand awareness that is critical for our success.

Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner. We have engaged a third-party sub-contractor to build manufacturing facilities and an office building for us, and we may encounter challenges relating to the construction, management and operation of such facilities.

To the extent we are successful in growing our business, we may need to increase our production capacity. We entered into a construction agreement with a sub-contractor for the construction of four manufacturing factories and an office building, with a total maximum budget of approximately RMB165 million (US$23.5 million). Construction commenced on August 8, 2021, with an originally estimated completion date of August 7, 2023. However, due to the COVID-19 pandemic, which resulted in logistic disruptions, material and labor shortages, and domestic travel restrictions, the construction work was delayed. At the beginning of 2024, the Company estimated that the construction work would be completed in December 2024. During 2024, new information was discovered about the topographical and surface structures of the land, which required the subcontractor to redo the geological survey. As a result, the construction work was further delayed, and the construction of the four manufacturing factory buildings and the office building was expected to be fully completed and put into use by December 2025 and December 2026, respectively. In April 2025, the Ministry of Emergency Management of the PRC issued the Specification for Safety Management of Fine Chemical Enterprises, pursuant to which enterprises are prohibited from setting up employee dormitories within factory premises. The Company was required to redesign the project, and the expected completion date has been further delayed to June 30, 2028. Our ability to construct such additional facilities is subject to risks and uncertainties. The construction of any new facilities will be subject to risks inherent in development and construction, including risks of delays and cost overruns as a result of factors outside of our control, which may include delays in government approvals, burdensome permitting conditions, and delays in the delivery of manufacturing equipment or raw materials required for construction. Additionally, we depend on the third-party sub-contractor for the development of new facilities, and as such, we are subject to the risk that such third party does not fulfill its obligations to us under the construction agreement. To mitigate capacity constraints during the construction period, the Company implemented interim capacity enhancements through newly acquired automated equipment that became operational in September 2025.

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

We currently own 54 patents and 98 trademarks in China. We believe that our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be deemed to be valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property by a court or administrative body having jurisdiction over such matters. Although we have filed additional patent applications with Patent Administration Department of PRC, there is no assurance that they will be granted.

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

Our manufacturing operations produced approximately 74.3%, 60.9% and 57.5% of the total value of the products we sold for the fiscal year ended September 30, 2025, 2024 and 2023, respectively. Our products are produced in our manufacturing facility located in Jinggangshan, Jiangxi Province, China. For the fiscal year ended September 30, 2025, one supplier accounted for 35.4% of our total purchases. For the fiscal year ended September 30, 2024, two suppliers accounted for 28.0% and 13.4% of our total purchases, respectively. For the fiscal year ended September 30, 2023, one supplier accounted for 29.6% of our total purchases. No other suppliers individually accounted for more than 10% of our total purchases in the fiscal years ended September 30, 2025, 2024 and 2023. In the event any of our third-party suppliers or vendors becomes unable or unwilling to continue to provide raw materials in the required volumes or quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to identity and obtain alternative supply sources, our business could be adversely affected. Any significant disruption in our operations at our manufacturing facility for any reason, including government-imposed regulatory requirements, the loss of certifications, power interruptions, fires, war, or other force of nature, could disrupt our supply of products, adversely affecting our sales and customer relationships.

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

In the fiscal year ended September 30, 2025, we incurred $0.7 million in research and development expenses, a 77.8% decrease compared to the expenses in the fiscal year ended September 30, 2024. In the fiscal year ended September 30, 2024, we incurred $3.0 million in research and development expenses, a 37.6% decrease compared to the expenses in the fiscal year ended September 30, 2023. In the fiscal year ended September 30, 2023, we incurred $4.9 million research and development expenses, a 36.4% decrease compared to the expenses in the fiscal year ended September 30, 2022. The reduction in research and development expenses over the past three fiscal years reflects the completion of certain core technology improvements and production process enhancements that were successfully integrated into the Company’s manufacturing operations. The Company believes that these prior investments have yielded sustainable improvements that do not require ongoing incremental expenditure at the same level. The Company remains committed to continued investment in research and development activities and does not anticipate that the recent reductions will materially impair its product pipeline or innovation capabilities.

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

Our ordinary shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.

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

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Enrome LLP, is based in Singapore, and is subject to inspection by the PCAOB.

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

On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that it could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. Moving forward, the PCAOB will continue to demand complete access in mainland China and Hong Kong. Despite the PCAOB’s announcement, Chinese authorities will need to ensure that the PCAOB continues to have full access for inspections and investigations in 2026 and beyond, or the threat for Chinese companies listed on U.S. stock exchanges has not been relieved.

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

The foregoing recent developments would add uncertainties to our future offerings and may result in prohibitions on the trading of our ordinary shares on the Nasdaq Stock Market, if our auditor fails to meet the PCAOB inspection requirement in time.

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

The EIT Law and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, with a preferential enterprise tax rate of 15%. Our subsidiaries, Jiangxi Universe and Universe Trade, were accredited as HNTE and enjoy the reduced income tax rate of 15% for three years through October 2028 and December 2023, respectively. Universe Trade did not successfully renew its HNTE status at the end of December 2023 and, therefore, has been subject to the standard PRC enterprise income tax rate of 25% starting from January 2024. According to the relevant administrative measures, to qualify as an “HNTE,” a company must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to review by the relevant government authorities in China every three years, and in practice, certain local tax authorities may require annual evaluation of the qualification. In the event that Jiangxi Universe fails to renew its status as HNTE with the local tax authority upon expiration of its HNTE status in October 2028, it will be subject to the standard PRC enterprise income tax rate of 25%.

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

We have been advised by our Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.

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

Pharmaceutical production and distribution activities that we conduct through our PRC subsidiaries are not subject to foreign investment restrictions or prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (Edition 2024) (the “2024 Negative List”). We do not intend to conduct any types of business activities restricted or prohibited under the 2024 Negative List in the future. However, it is unclear whether any updated “negative list” to be published by the State Council in the future will be different from the 2024 Negative List. If future laws, administrative regulations or provisions of the State Council set forth restrictions or prohibitions on foreign investment in our current business activities, and that our PRC subsidiaries are recognized as “foreign investment enterprises,” we may be required to take appropriate and timely measures to comply with such regulatory requirements. If we fail to do so, our business operations could be materially and adversely affected.

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

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred and expect to continue incurring additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended September 30, 2025, we identified material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a public company, we are subject to Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. We qualify as an “emerging growth company” pursuant to the JOBS Act with less than US$1.235 billion in revenue for our last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time and the selective disclosure rules by issuers of material non-public information under Regulation FD.

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short -swing profit liability) and Section 16(c) (short sale prohibitions).

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16(b) of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing standards. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

We are a public company in the United States. As a public company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we may need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no operations of our own, our operations are conducted in China through our wholly owned indirect PRC subsidiary, Jiangxi Universe, and its subsidiaries. Investors in our securities are not holding equity interests in our subsidiaries but instead are holding equity interests in the ultimate Cayman Islands holding company, and therefore are not directly holding any equity interests in the operating entities. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company as a result of our organizational structure and doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

On May 12, 2021, we formed Guangzhou Universe Hanhe Medical Research Co., Ltd. in the PRC, as a wholly-owned subsidiary of Jiangxi Universe. Through Universe Hanhe, we conduct certain research and development activities and Universe Hanhe has entered into two technical cooperation agreements with Jinggangshan University. See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

On September 10, 2025, Jiangxi Universe and Universe Technology entered into an equity transfer agreement, pursuant to which Jiangxi Universe agreed to transfer 100% of the equity interests in Universe Trade to Universe Technology in consideration for RMB4.8 million (approximately US$0.67 million).

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

The PRC operating entities’ third-party products. Through our subsidiary, Universe Trade, we also distribute and sell products manufactured by third-party producers, including biomedical drugs, medical instruments, TCMPs and dietary supplements. For the fiscal years ended September 30, 2025, 2024 and 2023, we distributed around 2,188, 2,552 and 2,239 types of third-party products, respectively.

The PRC operating entities’ Customers. The PRC operating entities’ major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

The PRC operating entities’ customer base increased from 2,541 as of September 30, 2023 to 2,561 as of September 30, 2024, and decreased to 1,906 as of September 30, 2025. The revenues from selling the PRC operating entities’ own products decreased from $18,572,658 for the fiscal year ended September 30, 2023 to $14,026,049 for the fiscal year ended September 30, 2024 because sales volume decreased by 29.1% as global economic slowdown had led to a decline in customers’ spending power, and decreased to $13,260,650 for the fiscal year ended September 30, 2025 because the average per unit selling price of our TCMD products decreased by 5.9% year over year. The revenues from distributing and selling third-party products decreased from $13,736,077 for the fiscal year ended September 30, 2023 to $8,998,409 for the fiscal year ended September 30, 2024 because sales volume decreased by 28.0%, and decreased to $4,598,082 for the fiscal year ended September 30, 2025 because the average per unit selling price of third-party products decreased by 37.3% year over year. Our net loss was $6,581,024 for the fiscal year ended September 30, 2023, $8,727,298 for the fiscal year ended September 30, 2024, and $3,672,055 for the fiscal year ended September 30, 2025.

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

Visionary management team with substantial industry experience

Our visionary management team is the bedrock of our success. Many members of our leadership possess extensive experience in the pharmaceutical, biomedical, chemical and related industries. For instance, our chief executive officer, Mr. Gang Lai, has about 34 years of corporate management experiences. Mr. Xiaojun Deng, the deputy manufacturing manager of Jiangxi Universe, holds a degree in Traditional Chinese Medicine Manufacturing from Jiangxi Medical School with over 29 years of working experience in the Chinese patent medicine industry. Ms. Lin Yang, our chief financial officer, has over 17 years of finance and management experience working in pharmaceutical companies. Mr. Yajun Hu, the general manager of Jiangxi Universe, has over 11 years of experiences in managing a pharmaceutical company. Mr. Baochang Liu, our chief operating officer, has over 20 years of experience in pharmaceutical marketing and had previously held marketing and management positions at a number of listed pharmaceutical companies in China. Moreover, many members of the team have worked together for an extended period of time and helped build the Company from the ground up. The rapport that the team has built extends beyond the talent and skills of individual team members and contributes to a collective sense of mission.

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

We have been advertising our products through television advertisement. We also intend to advertise targeting older customers, including transmitting our advertisements through additional traditional media platforms such as live radio stations, newspapers, as well as in-person marketing at drug stores and clinics. In the fiscal year ended September 30, 2023, our marketing strategies were primarily focused on digital marketing and brand promotion, and we launched in-app advertising campaigns and created brand films to enhance our recognition among potential customers. In the fiscal year ended September 30, 2024, we continued adopting our marketing strategies for the fiscal year ended September 30, 2023, with a focus on promoting our products with in-app advertising campaigns through Health Headline. In the fiscal year ended September 30, 2025, we continued our digital marketing and brand promotion strategies while expanding our omni-channel integrated marketing approach. We placed advertisements on China Central Television (CCTV) and displayed elevator media advertisements in residential and commercial buildings. We maintained our traditional media advertising to precisely reach our target audience and strengthened face-to-face marketing at drugstores and clinics through optimized terminal displays, professional training for store staff, and community health consultation events to comprehensively reach our core customer base of middle-aged and elderly consumers, thereby improving product conversion rates and customer loyalty.

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

The timeline for expanding production capacity through new facilities is subject to the completion of the construction-in-progress project currently expected by June 30, 2028. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner. We have engaged a third-party sub-contractor to build manufacturing facilities and an office building for us, and we may encounter challenges relating to the construction, management and operation of such facilities.” However, the Company has already taken steps to enhance production capacity through the acquisition of new automated production equipment, independent of the ongoing construction project, to ensure operational continuity and scalability.

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

Our Manufactured Products

We manufacture, market and sell 13 different TCMD products to customers in 30 different provinces in China. Our TCMD products fall under two categories: chronic condition treatments and cold and flu medications. The following list outlines our current products:

			Percentage of Gross Sales
Product Category	Product Name	Posology	2025	2024	2023	Intended Uses
Chronic Condition Treatments	Guben Yanling Pill	Pills	43.2%	37.2%	36.4%	To relieve fatigue, palpitation, low back pain, and generalized weakness and soreness.
	Shenrong Weisheng Pill	Pills	5.6%	4.4%	3.5%	To relieve fatigue, dizziness, excessive sweating, and pain in the waist and the knees.
	Quanlu Pill	Pills	4.8%	2.3%	1.9%	To improve kidney functions and spleen functions, and relieve fatigue, low back pain, and knee pain.
	Wuzi Yanzong Oral Liquid	Oral liquid	0.7%	0.1%	0.1%	To improve kidney functions.
	Yangxue Danggui Syrup	Syrup	1.8%	0.8%	0.3%	To improve blood circulation and treating dizziness, headaches and menstrual pains.
	Fengshitong Medicinal Liquor	Medicinal liquor	-%	-%	0.8%	To treat low back pain and numbness in the feet and hands, and relieve rheumatoid arthritis pain.
	Shiquan Dabu Medicinal Liquor	Medicinal liquor	1.8%	1.0%	1.1%	To treat dizziness, palpitation, fatigue, and weakness, and ease menstrual flow.
	Fengtong Medicinal Liquor	Medicinal liquor	0.8%	0.6%	-%	To treat low back pain and numbness in the feet and hands, and relieve symptoms of arthritis.
	Shenrong Medicinal Liquor	Medicinal liquor	2.6%	1.2%	0.6%	To improve blood circulation and relieve symptoms of fatigue, low back pain and leg pain.
	Qishe Medicinal Liquor	Medicinal liquor	0.5%	0.3%	0.3%	To treat blood stasis, arthritis, and numbness in the feet and hands.
Cold and Flu Medicines Medicinal Liquor	Qiangli Pipa Syrup	Syrup	3.8%	3.7%	4.9%	Relieve cough and reduce mucus and phlegm.
	Paracetamol Granule for Children	Granules	6.2%	2.2%	3.4%	To relieve children’s headaches, muscle aches, toothaches, colds and fevers.
	Isatis Root Granule	Granules	2.3%	7.0%	4.3%	To treat common colds and other infections of the upper respiratory tract.

Among the 13 TCMD products we manufacture, Guben Yanling Pill is our signature product. For the fiscal years ended September 30, 2025, 2024 and 2023, revenue derived from the sale of Guben Yanling Pill represented 43.2%, 37.2% and 36.4% of our total revenue, respectively.

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

We consider our raw materials suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers for such period. For the fiscal year ended September 30, 2025, one supplier accounted for 35.4% of our total purchases. For the fiscal year ended September 30, 2024, two suppliers accounted for 28.0% and 13.4% of our total purchases, respectively. For the fiscal year ended September 30, 2023, one supplier accounted for 29.6% of the total purchases. No other supplier individually accounted for more than 10% of our total purchases for the fiscal years ended September 30, 2025, 2024 and 2023.

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

Third-party Product Distribution

In addition to manufacturing our own products, we also distribute and sell, through our subsidiary Universe Trade, biomedical drugs, medical instruments, TCMPs and dietary supplements manufactured by third-party pharmaceutical companies. For the fiscal year ended September 30, 2025, we had distributed roughly 2,188 third-party products, of which approximately 62.9% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 4.4% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 32.7% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules. For the fiscal year ended September 30, 2024, we had distributed roughly 2,532 third-party products, of which approximately 39.0% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 9.0% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 48.0% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and approximately 4.0% are dietary supplements. For the fiscal year ended September 30, 2023, we had distributed roughly 2,239 third-party products, of which approximately 91.69% are biochemical drugs, such as liquid glucose, prednisolone, and citicoline, approximately 8.29% are medical instruments, such as drug-eluting stents, surgical tubes and syringes, approximately 0.02% are TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules.

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

For the fiscal years ended September 30, 2025, 2024 and 2023, we purchased products from over 411, 598 and 661 suppliers, respectively. For the fiscal years ended September 30, 2025, 2024 and 2023, we did not have any supplier of third-party products whose sales to us accounted for more than 10% of our overall purchases of that fiscal year.

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

As of September 30, 2025, we had a total of 1,906 customers, of which 801 were pharmaceutical distributors, 38 were clinics, 858 were drug stores, and 209 were hospitals. As of September 30, 2024, we had a total of 2,561 customers, of which 1,276 were pharmaceutical distributors, 231 were clinics, 358 were drug stores, and 696 were hospitals.

For the fiscal year ended September 30, 2025, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 46.41%, 13.16%, 0.74%, and 39.69% of our total revenues, respectively. For the fiscal year ended September 30, 2024, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 65.68%, 20.77%, 9.07% and 4.49% of our total revenues, respectively. For the fiscal year ended September 30, 2023, our revenues generated from sales to pharmaceutical distributors, hospitals, clinics and drugstore chains represented 59.26%, 22.02%, 13.50% and 5.22% of our total revenues, respectively.

None of our customers generated more than 10% of our revenue for the fiscal years ended September 30, 2025, 2024 and 2023. However, our top 10 customers aggregately accounted for 21.3%, 22.5% and 27.2% of our total revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Marketing and Sales

We believe that marketing activities are crucial to our success in the competitive Chinese patent medicine industry. As of September 30, 2025, we had a total of 69 employees in our marketing department. Employees in our marketing department are mainly responsible for performing various marketing activities, including researching the most updated industry and market information, analyzing market trends and consumer preferences, setting up marketing strategies, executing sales contracts, communicating with existing customers and networking with potential customers.

Our marketing and sales initiatives for the next several years will focus on three objectives: developing a strong brand image, building a successful marketing team, and expanding retail channels. To develop our brand image as a producer of TCMD products aiming at addressing the physical conditions of the elderly during the aging process and promoting their general well-being, we seek to promote our brand “Bai Nian Dan (百年丹)” utilizing both online marketing channels such as WeChat official account and other social media and traditional platforms such as television, newspapers, and live radio stations. In the fiscal year ended September 30, 2025, we continued our digital marketing and brand promotion strategies while expanding our omni-channel integrated marketing approach. We placed advertisements on China Central Television (CCTV) and displayed elevator media advertisements in residential and commercial buildings. We maintained our traditional media advertising to precisely reach our target audience and strengthened face-to-face marketing at drugstores and clinics through optimized terminal displays, professional training for store staff, and community health consultation events to comprehensively reach our core customer base of middle-aged and elderly consumers, thereby improving product conversion rates and customer loyalty. As part of the efforts to build a successful marketing team, we intend to hire additional sales talents and provide monetary and equity incentives to sales employees. For the purpose of expanding our retail channels, we plan to open an online retail store, and according to the preferences of online shoppers, we may adjust the sizes, packaging, or prices of our products.

Research and Development

We established a research and development department in 1998. Our research and development team has been focusing on the upgrade of current products and the development of production techniques to increase productivity. After years of continued development, our research and development department has become the core of our technological innovation efforts. As of September 30, 2025, we had 22 employees dedicated to research and development.

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

As a result of our efforts, our subsidiary, Jiangxi Universe, is certified as a high and new technology enterprise by the Science and Technology Department of Jiangxi Province, with the current certification expiring in October 2028. This certification entitles Jiangxi Universe to a favorable corporate income tax of 15%, rather than the unified tax rate of 25% it would pay if it were not certified.

R&D Development Plan

To further our strong brand image, we plan to develop products designed to address the physical conditions of the elderly during the aging process and promoting their general well-being, including TCMD products and dietary supplements. In the upcoming years, we intend to focus on the development of immunity boost products and sleep aids.

Research and Development Agreements

Through Universe Hanhe, the Company has entered into two technical cooperation agreements with Jinggangshan University (the “University”) for research and development services. Under the first agreement dated May 16, 2025, the University is engaged to conduct research on the effects of tennis exercise combined with Guben Yanling Pills on antioxidant enzymes and immune function in middle-aged and elderly populations, for total consideration of RMB210,000 (approximately US$29,499), with delivery required within 300 working days from execution. Under the second agreement dated November 17, 2025, the University is retained to develop functional food products utilizing purslane (Portulaca oleracea) for blood lipid reduction, including optimization of polysaccharide extraction techniques, freeze-drying processes, and formulation of ready-to-drink functional food products, for aggregate compensation of RMB350,000 (approximately US$49,164) (consisting of an initial RMB210,000 (approximately US$29,499) plus supplemental payment of RMB140,000 (approximately US$19,666)), with project completion required by December 15, 2025. The project was completed in December 2025 and the Company received a project report from the University.

Intellectual property rights allocation differs between the agreements. Under the first agreement, intellectual property rights in independently developed results vest exclusively with the developing party, while jointly developed results and associated intellectual property rights are shared by both parties. Under the second agreement, intellectual property rights for work completed independently by the University vest with the Company. Both agreements contain payment penalty provisions for late payment and provide for dispute resolution through arbitration or litigation in Ji’an, Jiangxi Province, the PRC.

These agreements are part of the Company’s ongoing research and development activities and may impact the Company’s product development pipeline and future revenue opportunities.

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

Employees

As of September 30, 2025, 2024 and 2023, we had a total of 216, 225 and 225 employees, all of whom are located in China. The following table sets forth the number of our employees by function as of September 30, 2025.

Function	Number of Employees	% of Total
Purchasing Department	3	1%
Warehouse Department	8	4%
Manufacturing Department	89	42%
Quality Control Department	9	4%
Research and Development Department	22	10%
Marketing Department	69	32%
Finance Department	7	3%
Administration Department	9	4%
Total	216	100%

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

Properties and Facilities

Our corporate headquarters are located in Jinggangshan, Jiangxi Province, China. We own properties in Jingggangshan as office spaces, storage facilities and manufacturing facilities with an aggregate gross floor area of approximately 825,563 square feet. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth. Following is a list of our properties all of which we own the land use rights to:

No.	Land Use Right Holder	Property Address	Use of Property	Area in Square Feet	Terms of Use

1	Jiangxi Universe	265 Jingjiu Avenue, Economy and Technology Development District, Jinggangshan, Ji’an, Jiangxi, China	Manufacturing	173,467	October 2053
2	Jiangxi Universe	265 Jingjiu Avenue, Economy and Technology Development District, Jinggangshan, Ji’an, Jiangxi, China	Manufacturing	470,921	October 2053
3	Jiangxi Universe	265 Jingjiu Avenue, Economy and Technology Development District, Jinggangshan, Ji’an, Jiangxi, China	Manufacturing	57,010	October 2053
4	Jiangxi Universe	265 Jingjiu Avenue, Economy and Technology Development District, Jinggangshan, Ji’an, Jiangxi, China	Storage facilities	27,426	October 2053
5	Jiangxi Universe	265 Jingjiu Avenue, Economy and Technology Development District, Jinggangshan, Ji’an, Jiangxi, China	Manufacturing	29,276	October 2053
6	Jiangxi Universe	265 Jingjiu Avenue, Economy and Technology Development District, Jinggangshan, Ji’an, Jiangxi, China	Storage facilities	57,083	October 2053
7	Jiangxi Universe	265 Jingjiu Avenue, Economy and Technology Development District, Jinggangshan, Ji’an, Jiangxi, China	Manufacturing	10,380	October 2053

We manufacture all of our products at the properties listed above. Currently, we are capable of producing a maximum of approximately 12 million bottles of liquid products, 13 million boxes of pill products, and 10 million boxes of solid products annually.

Intellectual Property

We regard our patents, trademarks, domain names and other intellectual property critical to our business operations. We rely on laws and regulations on patents, trademarks and domain names to protect our intellectual property. As of the date of this annual report, we have registered 54 patents in China, including 13 utility model patents, 17 design patents, and 24 invention patents, and 98 trademarks in China, including our well-recognized brands “Bai Nian Dan (百年丹)”, “Hu Zhuo Ren (胡卓仁)” and “Long Zhong (龙种).” Under certain trademark licensing agreements entered into by and between Jiangxi Universe and Guangzhou Ningjing Investment Co., Ltd (“Guangzhou Ningjing”), a related company controlled by Mr. Gang Lai, our chief executive officer and chairman of the Board of Directors, Jiangxi Universe is authorized to use three trademarks held by Guangzhou Ningjing for commercial purposes, with the licensing authorization for two of such trademarks expiring on August 14, 2028 and one expiring on January 9, 2029. Jiangxi Universe is obligated to pay an aggregate of RMB500,000 (approximately US$71,249) to Guangzhou Nanjing annually as trademark licensing fees.

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain directors’ and officers’ liability insurance, business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years ended September 30, 2025, 2024 and 2023, we did not make any material insurance claims in relation to our business.

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

Regulations Related to Pharmaceutical Manufacture

Manufacturing License

Pursuant to the Pharmaceutical Administration Law of the People’s Republic of China (《中华人民共和国药品管理法》), which was promulgated in 1984 by the SCNPC and last amended in August 2019, a pharmaceutical manufacturer is required to obtain its manufacturing license from the NMPA before it starts to manufacture pharmaceutical products. Prior to granting such permit, the relevant government authority will inspect the applicant’s production facilities, and assess whether the sanitary conditions, quality assurance system, management structure and equipment at the production facilities have met the required standards. A manufacturing license is valid for a period of five years and the manufacturer is required to apply for renewal within six months prior to its expiration date. The manufacturer will be subject to reassessment by the authority in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal. Currently, our subsidiary Jiangxi Universe holds a valid manufacturing license from the NMPA issued on November 20, 2025 and valid until November 19, 2030.

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

Other Regulations in relation to the Pharmaceutical Industry

“Two-vote system” for drug sales

The NHC and other six ministries and commissions issued the Notice on the Opinions on the Implementation of the “Two-Invoice System” in Drug Procurement by Public Medical Institutions (for Trial Implementation) (《关于在公立医疗机构药品采购中推行“两票制”的实施意见 (试行) 的通知》) (the “Notice on Two-Invoice System”) on January 11, 2017. “Two-invoice system” means that one invoice shall be issued by a pharmaceutical manufacturer to a distributor, and another invoice shall be issued by the distributor to a hospital. An internal transfer of drugs from a group pharmaceutical distributor to its wholly owned or controlled subsidiary or a transfer of drugs between such wholly owned subsidiaries may not be deemed as “one invoice” however, the invoicing for the whole group can be done only once. Pharmaceutical manufacturers and distributors shall reasonably determine the markup level in the spirit of fairness, legality, legitimacy and integrity. Public medical institutions are encouraged to settle the payment for drugs directly with pharmaceutical manufacturers, and pharmaceutical manufacturers and are encouraged to settle the delivery cost with distributors.

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

As of the date of this annual report, we are engaged in the business of manufacturing and selling drugs. We obtained our latest drug manufacturing license on November 20, 2025 which is valid until November 19, 2030, in compliance with the applicable PRC laws and regulations.

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

Foreign investment in China shall comply with the Catalogue for Encouraged Foreign Investment (2022 Revision) (《鼓励外商投资产业目录(2022年版)》), or the 2022 Catalogue, and the Special Administrative Measures for the Access of Foreign Investment (Negative List) (Edition 2024) (《外商投资准入特别管理措施(负面清单) (2024年版)》), or the 2024 Negative List, which came into effect on November 1, 2024. The 2024 Negative List, among other things, sets out on a unified basis the special administrative measures regarding equity and senior management personnel requirements for foreign investment access. Areas not covered in the 2024 Negative List for Foreign Investment Access shall be subject to administration pursuant to the principle of equal treatment for domestic and foreign investments. The relevant provisions of the 2024 Negative List for Market Access shall apply to both domestic and foreign investors uniformly.

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

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are pharmaceutical distributors, hospitals, clinics and drugstore chains. We currently sell our products to these customers in 261 cities in 30 provinces in China, with significant customers located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province in China. Our top 10 customers in the aggregate accounted for 21.3%, 22.5% and 27.2% of our total revenues for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. No single customer contributed to more than 10% of our total revenues for the fiscal years ended September 30, 2025, 2024 and 2023. The concentration decline is attributable to our effort to expand retail channels and develop new customers. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if any single large customer stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network including additional cities and rural areas in the PRC in an effort to increase our geographic appearance. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers base and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth prospects would be severely impaired.

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

General Economic Conditions and Industry Trends in China

All of our business operations are conducted in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China. Economic growth directly influences disposable income and consumer spending power, which in turn affects demand for pharmaceutical products. The nationwide centralized drug procurement policy has materially impacted the Company’s results of operations, mainly by driving down the per unit sale price of third-party products via its “volume-for-price” mechanism. Our business is also affected by factors driving the Chinese patent medicine industry, such as aging population, rising prevalence of chronic diseases and growing health awareness among consumers. Additionally, changes in healthcare policies, regulatory frameworks, and reimbursement systems can significantly impact market dynamics and our competitive position. As a result, unfavorable changes in any of these general economic conditions or industry trends could materially and adversely affect demand for our products and our results of operations.

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

	For the Fiscal Years Ended September 30,			Variance comparing Fiscal Year 2025 to Fiscal Year 2024	Variance comparing Fiscal Year 2024 to Fiscal Year 2023
	2025	2024	2023	%	%
Revenue from sales of self-manufactured TCMD products	74.3%	60.9%	57.5%	13.3%	3.4%
Revenue from sales of third-party products	25.7%	39.1%	42.5%	(13.3)%	(3.4)%
Total revenue	100.0%	100.0%	100.0%

Sales volume by unit- TCMD products	11,924,621	11,881,087	16,753,432	0.4%	(29.1)%
Sales volume by unit- third party products	5,168,119	6,321,624	8,777,877	(18.2)%	(28.0)%
Total sales volume	17,092,740	18,202,711	25,531,309	(6.1)%	(28.7)%

Average selling price per unit- TCMD products	$1.11	$1.18	$1.11	(5.9)%	6.3%
Average selling price per unit- Third-party products	$0.89	$1.42	$1.56	(37.3)%	(9.0)%

Revenues from sales of TCMD products manufactured by us accounted for 74.3%, 60.9% and 57.5% of our total revenues for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatment and relief for common chronic health conditions in the elderly designed to achieve physical wellness and longevity (the “Chronic Condition Treatments”) and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes and syringes, (iii) TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets. Revenues from sales of third-party products accounted for 25.7%, 39.1% and 42.5% of our total revenues for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging costs, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 64.7%, 73.6% and 68.1% of our total revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 35.3%, 26.4% and 31.9% for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. Our gross profit and gross margin are affected by the different product mix, the average selling price and unit cost of those products sold during each fiscal year. See detailed discussion under “––Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 26.9%, 35.5% and 21.0% of our total revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 21.0%, 12.6% and 8.2% of our revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses accounted for 3.8%, 13.2% and 15.0% of our revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Fiscal year ended September 30, 2025 compared to fiscal year ended September 30, 2024

The following table summarizes the results of our operations during the fiscal years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Fiscal Years Ended September 30,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$17,858,732	100.0%	$23,024,458	100.0%	$(5,165,726)	(22.4)%
COST OF REVENUE	11,557,563	64.7%	16,952,556	73.6%	(5,394,993)	(31.8)%
GROSS PROFIT	6,301,169	35.3%	6,071,902	26.4%	229,267	3.8%

OPERATING EXPENSES
Selling expenses	4,797,622	26.9%	8,170,975	35.5%	(3,373,353)	(41.3)%
General and administrative expenses	3,747,705	21.0%	2,889,652	12.6%	858,053	29.7%
Research and development expenses	671,761	3.8%	3,031,115	13.2%	(2,359,354)	(77.8)%
Total operating expenses	9,217,088	51.6%	14,091,742	61.2%	(4,874,654)	(34.6)%

LOSS FROM OPERATIONS	(2,915,919)	(16.3)%	(8,019,840)	(34.8)%	5,103,921	(63.6)%

OTHER INCOME (EXPENSE)
Interest expense, net	(232,041)	(1.3)%	(278,172)	(1.2)%	46,131	(16.6)%
Other (expense) income, net	(108,044)	(0.6)%	145,476	0.6%	(253,520)	(174.3)%
Impairment of prepayments for construction in progress	(481,109)	(2.7)%	-	-%	(481,109)	(100)%
Equity investment income	65,058	0.4%	31,942	0.1%	33,116	103.7%
Total other expense, net	(756,136)	(4.2)%	(100,754)	(0.4)%	(655,382)	650.5%

LOSS BEFORE INCOME TAX	(3,672,055)	(20.6)%	(8,120,594)	(35.3)%	4,448,539	(54.8)%

INCOME TAX EXPENSE	-	-%	606,704	2.6%	(606,704)	(100.0)%

NET LOSS	$(3,672,055)	(20.6)%	$(8,727,298)	(37.9)%	$5,055,243	(57.9)%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the Fiscal Years Ended September 30,
	2025	2024	Change
	Amount	Amount	Amount	%
Revenue from sales of self-manufactured TCMD products	$13,260,650	$14,026,049	$(765,399)	(5.5)%
Revenue from sales of third-party products	4,598,082	8,998,409	(4,400,327)	(48.9)%
Total revenue	$17,858,732	$23,024,458	$(5,165,726)	(22.4)%

Our revenues decreased by $5,165,726, or 22.4%, to $17,858,732 for the fiscal year ended September 30, 2025, from $23,024,458 for the fiscal year ended September 30, 2024.

Revenue from sales of our TCMD products

Sales of TCMD products decreased by $765,399, or 5.5%, to $13,260,650 for the fiscal year ended September 30, 2025, from $14,026,049 for the fiscal year ended September 30, 2024. The decrease in the sales of our TCMD product was due to the following specific reasons:

a)	The average selling price of our TCMD products decreased by $0.07 per unit, or 5.9%, to $1.11 per unit for the fiscal year ended September 30, 2025, from $1.18 per unit for the fiscal year ended September 30, 2024, due to a change in product mix.

b)	As a result of our new pricing strategy, sales volume of TCMD products increased slightly by 0.4%, to 11,924,621 units sold for the fiscal year ended September 30, 2025, from 11,881,087 units sold for the fiscal year ended September 30, 2024.

Revenue from sales of third-party products

Sales of third-party products decreased by $4,400,327, or 48.9%, to $4,598,082 for the fiscal year ended September 30, 2025, from $8,998,409 for the fiscal year ended September 30, 2024. Average selling price of third-party products decreased by $0.53 per unit, or 37.3%, to $0.89 per unit in the fiscal year ended September 30, 2025, from $1.42 per unit in the fiscal year ended September 30, 2024. Sales volume of third-party products decreased by 1,153,505 units, or 18.2%, to 5,168,119 units sold in the fiscal year ended September 30, 2025, from 6,321,624 units sold in the fiscal year ended September 30, 2024. The nationwide centralized drug procurement policy implemented in China led to a significant decrease in the prices of third-party products, intensified the industry’s differentiation, making it difficult for small and medium-sized enterprises to compete with leading enterprises, and our sales volume of third-party products decreased. See also “—Key Factors that Affect our Results of Operations—General Economic Conditions and Industry Trends in China.”

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

	For the Fiscal Years Ended September 30,
	2025	2024	Change
	Amount	Amount	Amount	%
Cost of revenue- TCMD products	$8,844,452	$11,145,847	$(2,301,395)	(20.6)%
Cost of revenue- third-party products	2,713,111	5,806,709	(3,093,598)	(53.3)%
Total cost of revenue	$11,557,563	$16,952,556	$(5,394,993)	(31.8)%

Cost of revenues decreased by $5,394,993, or 31.8%, to $11,557,563 for the fiscal year ended September 30, 2025, from $16,952,556 for the fiscal year ended September 30, 2024, mainly due to a decrease in average cost of our TCMD products and third-party products.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 76.5% and 65.7% of our total costs of revenues for the fiscal years ended September 30, 2025 and 2024, respectively. Cost of revenues of TCMD products decreased by $2,301,395, or 20.6%, from $11,145,847 for the fiscal year ended September 30, 2024 to $8,844,452 for the fiscal year ended September 30, 2025. The decrease in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of our TCMD products increased slightly by 0.4%, to 11,924,621 units sold in the fiscal year ended September 30, 2025, from 11,881,087 units sold in the fiscal year ended September 30, 2024.

(2)	In the summer of 2023, severe floods struck Anhui and Hubei Provinces, the core production regions of traditional Chinese medicinal materials in China, which initially caused a reduction in raw material supply and an increase in prices of traditional Chinese medicinal raw materials during the fiscal year ended September 30, 2024. However, driven by factors such as the government’s emergency supply guarantee policies and the expansion of alternative planting areas, the supply of traditional Chinese medicinal raw materials increased, and the prices of such raw materials decreased during the fiscal year ended September 30, 2025. The average per unit cost of our TCMD products decreased by $0.20, or 20.9%, from $0.94 per unit for the fiscal year ended September 30, 2024 to $0.74 per unit for the fiscal year ended September 30, 2025.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 23.5% and 34.3% of our total costs of revenues for the fiscal years ended September 30, 2025 and 2024, respectively.

Cost of revenues of third-party products decreased by $3,093,598, or 53.3%, from $5,806,709 for the fiscal year ended September 30, 2025 to $2,713,111 for the fiscal year ended September 30, 2024, because of the decrease in sales volume of third-party products by 18.2%, from 6,321,624 units sold in the fiscal year ended September 30, 2024 to 5,168,119 units sold in the fiscal year ended September 30, 2025. The average per unit cost of third-party products decreased by $0.40 per unit, or 42.8%, from $0.92 per unit for the fiscal year ended September 30, 2024 to $0.52 per unit for the fiscal year ended September 30, 2025, due to the nationwide centralized drug procurement policy discussed above.

Gross profit

Our gross profit increased by $229,267, to $6,301,169 for the fiscal year ended September 30, 2025, from $6,071,902 for the fiscal year ended September 30, 2024. Our margin increased by 8.9%, to 35.3% for the fiscal year ended September 30, 2025, from 26.4% for the fiscal year ended September 30, 2024.

	For the Fiscal Years Ended September 30,
	2025	2024	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$4,416,198	$2,880,202	$1,535,996	53.3%
Gross profit- third-party products	1,884,971	3,191,700	(1,306,729)	(40.9)%
Total gross profit	$6,301,169	$6,071,902	$229,267	3.8%

Gross margin- TCMD products	33.3%	20.5%		12.8%
Gross margin- third party products	41.0%	35.5%		5.5%
Total gross margin	35.3%	26.4%		8.9%

Average selling price per unit- TCMD products	$1.11	$1.18	$(0.07)	(5.9)%
Average cost per unit- TCMD products	$0.74	$0.94	$(0.20)	(20.9)%

Average selling price per unit- third party products	$0.89	$1.42	$(0.53)	(37.3)%
Average cost per unit - third party products	$0.52	$0.92	$(0.40)	(42.8)%

Gross profit from the sales of our TCMD products increased by $1,535,996, or 53.3%, from $2,880,202 for the fiscal year ended September 30, 2024 to $4,416,198 for the fiscal year ended September 30, 2025, and the gross margin of our TCMD products increased by 12.8%, from 20.5% for the fiscal year ended September 30, 2024 to 33.3% for the fiscal year ended September 30, 2025. The increase in our gross profit from the sales of TCMD products was affected by the decrease in the average per unit cost and the increase in sales volume, and partially offset by the decrease in the average unit selling price.

Gross profit from third-party product sales decreased by $1,306,729, or 40.9%, from $3,191,700 for the fiscal year ended September 30, 2024 to $1,884,971 for the fiscal year ended September 30, 2025, while the gross margin of third-party product sales slightly increased by 5.5%, from 35.5% for the fiscal year ended September 30, 2024 to 41.0% for the fiscal year ended September 30, 2025. The decrease in our gross profit from third-party products was affected by the decrease in sales volume and the average unit selling price, and partially offset by the decrease in the average per unit cost.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended September 30, 2025 and 2024:

	For the Fiscal Years Ended September 30,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$17,858,732	100.0%	$23,024,458	100.0%	$(5,165,726)	(22.4)%
Operating expenses:
Selling expenses	4,797,622	26.9%	8,170,975	35.5%	(3,373,353)	(41.3)%
General and administrative expenses	3,747,705	21.0%	2,889,652	12.6%	858,053	29.7%
Research and development expenses	671,761	3.8%	3,031,115	13.2%	(2,359,354)	(77.8)%
Total operating expenses	$9,217,088	51.6%	$14,091,742	61.2%	$(4,874,654)	(34.6)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the Fiscal Years Ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$1,001,501	20.9%	$915,850	11.2%	$85,651	9.4%
Advertising expenses	2,523,773	52.6%	5,144,579	63.0%	(2,620,806)	(50.9)%
Shipping and delivery expenses	846,569	17.6%	1,183,046	14.5%	(336,477)	(28.4)%
Business travel and meals expenses	384,413	8.0%	239,237	2.9%	145,176	60.7%
Market research expenses	-	-%	567,312	6.9%	(567,312)	(100.0)%
Other sales promotion related expenses	41,366	0.9%	120,951	1.5%	(79,585)	(65.8)%
Total selling expenses	$4,797,622	100.0%	$8,170,975	100.0%	$(3,373,353)	(41.3)%

Our selling expenses decreased by $3,373,353, or 41.3%, to $4,797,622 for the fiscal year ended September 30, 2025, from $8,170,975 for the fiscal year ended September 30, 2024, primarily attributable to (i) a decrease in advertising expenses by $2,620,806 and a decrease in market research expenses by $567,312. We incurred significant publicity expenses for our products and brand during the fiscal year ended September 30, 2024, but the effort made no remarkable difference, and we reduced our advertising expenses during the fiscal year ended September 30, 2025; (ii) a decrease in shipping and delivery expenses by $336,477, which is in line with the decrease in sales volume; and partially offset by (iii) an increase in business travel and meals expenses by $145,176, or 60.7%.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the Fiscal Years Ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$645,703	17.2%	$729,515	25.2%	$(83,812)	(11.5)%
Depreciation and amortization	246,336	6.6%	209,604	7.3%	36,732	17.5%
Bad debt reserve expenses	(113,454)	(3.0)	131,581	4.6	(245,035)	(186.2)%
Land and property tax	-	-%	1,573	0.1%	(1,573)	(100.0)%
Office supply and utility expense	97,458	2.6%	180,347	6.2%	(82,889)	(46.0)%
Transportation, business travel and meals expense	129,802	3.5%	152,086	5.3%	(22,284)	(14.7)%
Consulting fee	2,331,771	62.2%	1,211,434	41.9%	1,120,337	92.5%
Inspection and maintenance fee	17,911	0.5%	28,844	1.0%	(10,933)	(37.9)%
Stamp tax and other expenses	392,178	10.4%	244,668	8.4%	147,510	60.3%
Total general and administrative expenses	$3,747,705	100.0%	$2,889,652	100.0%	$858,053	29.7%

General and administrative expenses increased by $858,053, or 29.7%, to $3,747,705 for the fiscal year ended September 30, 2025, from $2,889,652 for the fiscal year ended September 30, 2024, primarily attributable to (i) an increase in consulting fees by $1,120,337 due to underwriting expense and legal fees in connection with the Company’s registered direct offering with an aggregate offering amount of $15 million closed on December 6, 2024; (ii) an increase in stamp tax and other expenses by $147,510; and partially offset by (iii) a decrease in bad debt reserve expense by $245,035, as we reversed bad debt expenses based on our assessment of the collectability of the accounts receivable. We expected to collect substantially all accounts receivable balance as of September 30, 2025 due to our improved accounts receivable collection pattern during the fiscal year ended September 30, 2025.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the Fiscal Years Ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to research and development staff	$108,797	16.2%	$137,423	4.5%	$(28,626)	(20.8)%
Materials used in research and development activities	388,148	57.8%	134,532	4.4%	253,616	188.5%
Expenditure on new product development	-	-%	2,720,597	89.8%	(2,720,597)	(100.0)%
Depreciation and others	174,816	26.0%	38,563	1.3%	136,253	353.3%
Total research and development expenses	$671,761	100.0%	$3,031,115	100.0%	$(2,359,354)	(77.8)%

Research and development expenses decreased by $2,359,354, or 77.8%, to $671,761 for the fiscal year ended September 30, 2025, from $3,031,115 for the fiscal year ended September 30, 2024, primarily attributable to (i) a decrease in development expenditure on improving production process of our Chinese medicine products in the amount of $2,720,597. We entered into two cooperative agreements with external academic and research institutions to jointly conduct research on action mechanism of our Guben Yanling Pill, with activities beginning in May 2024, and incurred significant amount of research and development expense in connection with such efforts during the fiscal year ended September 30, 2024. These development activities were completed and results were integrated in production in August 2024, and development expenditure decreased significantly during the fiscal year ended September 30, 2025; and partially offset by (ii) an increase in materials used in research and development activities by $253,616.

Other income (expenses), net

Total other expenses, net, increased by $655,382, to $756,136 for the fiscal year ended September 30, 2025 from $100,754 for the fiscal year ended September 30, 2024, mainly due to impairment of prepayments for the CIP project of $481,109.

Income Tax Expense

Income tax expense was $Nil for the fiscal year ended September 30, 2025, compared to $606,704 for the fiscal year ended September 30, 2024, due to decreased taxable income. As our principal PRC subsidiaries, Jiangxi Universe and Universe Trade, incurred net loss during the fiscal years ended September 30, 2024 and 2023, we evaluated the likelihood of the realization of deferred tax assets, determined that deferred tax assets arising from net operating loss carry-forwards in previous fiscal years might not be realized, and therefore recognized valuation allowance for all deferred tax assets as of September 30, 2025 and 2024.

Net Loss

Net loss was $3,672,055 for the fiscal year ended September 30, 2025, representing a $5,055,243 decrease from net loss of $8,727,298 for the fiscal year ended September 30, 2024.

Basic and diluted loss per share were $8.06 for the fiscal year ended September 30, 2025, compared with basic and diluted loss per share of $626.96 for the fiscal year ended September 30, 2024.

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

Our selling expenses increased by $1,387,272, or 20.5%, to $8,170,975 for the fiscal year ended September 30, 2024, from $6,783,703 for the fiscal year ended September 30, 2023, primarily attributable to (i) an increase in advertising expenses by $490,946 and increase in market research expenses by $567,312. We entered into advertising service agreement with Health Headline to promote our brand on Health Headline’s website and mobile app. Due to global economic slowdown and intense competition in the Chinese patent medicine industry, we increased advertising and market research expenses to increase our brand awareness, maintain existing customer base and attract new customers. Customer number increased from 2,541 during the fiscal year ended September 30, 2023 to 2,561 during the fiscal year ended September 30, 2024; (ii) an increase in shipping and delivery expenses by $149,833, due to increased freight costs and rising fuel prices during the fiscal year ended September 30, 2024; and (iii) an increase in salary and employee benefit expenses by $137,712, or 17.7%, as we recruited new employees in the marketing department to promote sales of our products.

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

B. Liquidity and Capital Resources

As of September 30, 2025, we had $33.6 million of cash on hand and $13.0 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. As of date of this annual report, approximately 50.7%, or $6.6 million, of our net accounts receivable balance as of September 30, 2025 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of September 30, 2025, our inventory balance amounted to $2.2 million, primarily consisting of raw materials, work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

On June 25, 2021, we entered into a construction agreement with a sub-contractor, Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), for the construction of four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $23.2 million). As of September 30, 2025, we had made a prepayment of approximately RMB69.2 million (approximately $9.7 million) to Chenyuan and future additional capital expenditure on this constriction-in-process (“CIP”) project was estimated to be approximately RMB95.8 million (equivalent to $13.5 million), among which approximately $3.5 million is required for the next 12 months. In April 2025, the Ministry of Emergency Management of the PRC issued the Specification for Safety Management of Fine Chemical Enterprises, pursuant to which enterprises are prohibited from setting up employee dormitories within factory premises. The Company was required to redesign the project, and the expected completion date has been further delayed to June 30, 2028. We currently plan to support our ongoing CIP project through cash collected from accounts receivable, and if necessary, borrowings from banks.

On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.5 million). As of September 30, 2025, we had made a prepayment of RMB16 million (approximately $2.25 million) to Jiangxi Yueshang. The remaining balance is expected to be paid upon reception of the Real Estate Ownership Certificate.

As of September 30, 2025, we also had short-term bank loans of $7.2 million and long-term bank loans of $2.1 million that we obtained from several PRC banks for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of September 30, 2025, our working capital balance was $40.4 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Fiscal Years Ended September 30,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(5,052,319)	$(9,506,683)	$1,116,775
Net cash used in investing activities	(341,807)	(361,285)	(44,169)
Net cash provided by (used in) financing activities	9,726,130	33,954,325	(1,390,646)
Effect of exchange rate change on cash	(237,672)	126,089	(108,171)
Net increase (decrease) in cash	4,094,332	24,212,446	(426,211)
Cash, beginning of year	29,497,693	5,285,247	5,711,458
Cash, end of year	$33,592,025	$29,497,693	$5,285,247

Operating Activities

Net cash used in operating activities was $5,052,319 for the fiscal year ended September 30, 2025, primarily consisted of the following:

●	Net loss of $3,672,055 for the fiscal year.

●	A decrease in accounts payable of $3,132,705 due to the payment of prior-period payables.

●	A decrease in other receivable of $3,299,589. On September 26, 2022, we entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu would transfer his 51% ownership in Yunnan Faxi to us at the price of RMB72 million (approximately $10.0 million). Based on contract terms, we prepaid RMB25 million (approximately $3.6 million) within three (3) business days upon signing the letter of intent. However, due to unsatisfactory performance of Yunnan Faxi, the equity transfer contract was terminated on December 20, 2024. The amount of $3,562,472 (RMB25 million) was recorded as other receivable as of September 30, 2024, and collected back in January 2025.

●	An increase in advance to suppliers of $1,505,691 to ensure continuous high-quality supplies and favorable purchase prices of raw materials.

Net cash used in operating activities was $9,506,683 for the fiscal year ended September 30, 2024, primarily consisted of the following:

●	Net loss of $8,727,298 for the period.

●	A decrease in inventories of $1,643,131 due to our efforts to accelerate inventory turnover.

●	An increase in accounts receivable of $1,547,834. We provided longer credit terms for our regular customers to maintain customer relationship and promote sales. As of date of this report, approximately 98.4%, or $12.8 million of our net accounts receivable balance as of September 30, 2024 has been subsequently collected.

●	A decrease in other payable of $1,135,739 due to decreased unpaid advertising expense.

Net cash provided by operating activities was $1,116,775 for the fiscal year ended September 30, 2023, primarily consisted of the following:

●	Net loss of $6,581,024 for the fiscal year.

●	A decrease in accounts receivable of $4,718,118. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. We enhanced our accounts receivable management and shortened accounts receivable collection period during the fiscal year ended September 30, 2023.

●	An increase in accounts payable of $1,641,426 due to pending invoices from suppliers for raw materials purchased in the third quarter of 2023.

●	An increase in inventory balance of $1,183,823 because we increased inventory stockpiles to reduce the negative impact from increased market price of Chinese traditional medicine raw materials.

Investing Activities

Net cash used in investing activities amounted to $341,807 for the fiscal year ended September 30, 2025, mainly due to purchase of fixed assets of $266,771, purchase of intangible asset of $80,416 and proceeds from disposal of property, plant and equipment of $5,380.

Net cash used in investing activities amounted to $361,285 for the fiscal year ended September 30, 2024, mainly due to purchase of fixed assets of $208,320, prepayments for construction in progress of $37,478 and purchase of intangible asset of $117,291.

Net cash used in investing activities amounted to $44,169 for the fiscal year ended September 30, 2023 due to purchase of fixed assets.

Financing Activities

Net cash provided by financing activities amounted to $9,726,130 for the fiscal year ended September 30, 2025, primarily include the following:

●	Net proceeds from issuance of ordinary shares of $15,000,000.

●	Proceeds from bank loans of $7,057,192 and repayment of bank loans of $5,698,440.

●	Proceeds from related party borrowings of $3,213,428 and repayment of related party borrowings of $9,846,050. The balance due to related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $33,954,326 for the fiscal year ended September 30, 2024, primarily include the following:

●	Net proceeds from issuance of ordinary shares of $24,999,992.

●	Proceeds from bank loans of $7,787,016 and repayment of bank loans of $5,552,240.

●	Proceeds from related party borrowings of $9,530,378 and repayment of related party borrowings of $2,810,821. The balance due to related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash used in financing activities amounted to $1,390,646 for the fiscal year ended September 30, 2023, primarily include the following:

●	Proceeds from short-term bank loans of $5,671,104 and repayment of bank loans of $3,969,773.

●	Proceeds from related party borrowings of $3,536,126 and repayment of related party borrowings of $6,628,103. The balance due to related party mainly consisted of advances from Mr. Gang Lai, the chairman of our board of directors and our chief executive officer, for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we may be a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the fiscal years ended September 30, 2025, 2024 and 2023, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of September 30, 2025, we had the following contractual obligations:

		Payments Due by Period
Contractual Obligations		Total	Less than 1 year	1-2 years	2-3 years	3-4 years
(1)	Debt Obligations	$9,256,919	$9,256,919	$-	$-	$-
(2)	Capital expenditure commitment on CIP project	13,456,946	3,511,729	3,511,729	5,274,617	1,158,871
(3)	Capital expenditure commitment for purchase of property	2,247,507	2,247,507	-	-	-
Total		$24,961,372	$15,016,155	$3,511,729	$5,274,617	$1,158,871

(1)	As of September 30, 2025, we had total of $7,149,881 in short-term borrowings and $2,107,038 in current portion of long-term borrowings from several PRC banks (see Footnotes 11 and 12 of our consolidated financial statements and footnotes included elsewhere in this annual report for details).

(2)	On June 25, 2021, we entered into a construction agreement with Chenyuan for the construction of four manufacturing plant buildings and an office building, with a total estimated budget of RMB165 million (approximately $23.2 million). As of September 30, 2025, we had made a prepayment of approximately RMB69.2 million (approximately $9.7 million) to Chenyuan and future additional capital expenditure on this CIP project was estimated to be approximately RMB95.8 million (approximately $13.5 million) (see Footnote 9 of our consolidated financial statements and footnotes included elsewhere in this annual report, Prepayment for CIP project, for details).

(3)	On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.5 million). As of September 30, 2025, we had made a prepayment of RMB16 million (approximately $2.25 million) to Jiangxi Yueshang. The remaining balance is expected to be paid upon reception of the Real Estate Ownership Certificate (see Footnote 10 of our consolidated financial statements and footnotes included elsewhere in this annual report, Prepayment for purchase of a property, for details).

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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of September 30, 2025 and 2024.

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

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2024 to September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, the realizability of advance to suppliers, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment assessment of long-lived assets, and realization of deferred tax assets. Changes in accounting estimate are accounted for in the period of change and prospective periods. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivables are presented net of allowance for credit loss. We determine the adequacy of reserves for credit loss based on individual account analysis and historical collection trends using the Current Expected Credit Loss model. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect the amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable. Allowance for uncollectable balances amounted to $18,214 and $135,082 as of September 30, 2025 and 2024, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Inventories primarily consist of raw materials and finished goods. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. Any excess of the costs over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $122,739 and $124,512 as of September 30, 2025 and 2024, respectively.

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

Revenue from sales of TCMD products and third-party products is recognized when the products are delivered to customers. Each customer order constitutes a distinct and separately identifiable performance obligation to deliver the ordered product in exchange for consideration. The transaction price is fixed at contract inception and is not subject to rebates, returns, or other variable consideration. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. We recognize revenue at a point in time when control of the product sold has been transferred to customers. The transfer of control is considered complete when the product has been accepted and received by customers.

Revenue is presented on a gross basis, as we act as the principal in the transaction. This conclusion is based on the following considerations: (i) we are primarily responsible for fulfilling the promise to deliver the product to customers and are the primary contact for customer issues; (ii) we bear the inventory risk; and (iii) we have pricing discretion and bear market risk.

Income Tax

We account for current income tax in accordance with the laws of the relevant tax authorities. Deferred income tax is recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2025, 2024 and 2023. We do not believe there were any uncertain tax provision as of September 30, 2025 and 2024.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended September 30, 2025, 2024 and 2023. As of September 30, 2025 and 2024, all of our tax returns of our PRC subsidiaries remained open for statutory examination by PRC tax authorities.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This Update is issued to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. We are currently in the process of evaluating the impact this amended guidance may have on our consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This Update is issued to improve the decision usefulness of the financial reporting for acquired financial assets. The amendments in this update require that purchased seasoned loans be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. We are currently in the process of evaluating the impact this amended guidance may have on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This Update is issued to improve generally accepted accounting principles (GAAP) by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. We are currently in the process of evaluating the impact this amended guidance may have on our consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows or disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Gang Lai	58	Chairman of the Board of Directors and Chief Executive Officer
Lin Yang	50	Chief Financial Officer and Director
Baochang Liu	46	Chief Operating Officer
Jiawen Pang	58	Independent Director
Yongping Yu	58	Independent Director
Ding Zheng	48	Independent Director

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

B. Compensation

For the fiscal year ended September 30, 2025, we paid an aggregate of approximately US$185,000 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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
None

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Ms. Lin Yang	Chief Financial Officer of the Company

(b) Due to related parties

	As of September 30,
Name	2025	2024
Mr. Gang Lai	$446,460	$6,900,499
Ms. Lin Yang	85	85
Total due to related parties	$446,545	$6,900,584

As of September 30, 2025 and 2024, the balance due to related parties mainly consisted of advances from Mr. Gang Lai, the Company’s chief executive officer and the chairman of the board of directors, for working capital purposes during the Company’s normal course of business, as well as payment of expenses made by Ms. Lin Yang on behalf of the Company. These advances are unsecured, non-interest bearing and due on demand.

(c) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from certain commercial banks in China, Mr. Gang Lai signed guarantee agreements with these banks to provide credit guarantee for the Company’s certain loans (see Note 11 of our audited consolidated financial statements and footnotes included elsewhere in this annual report).

(d) Prepayment to related party for property purchase

As disclosed in Note 10 of our audited consolidated financial statements and footnotes included elsewhere in this annual report, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.5 million). As of September 30, 2025, the Company had made a prepayment of RMB16 million ($2.25 million) to Jiangxi Yueshang. The Real Estate Ownership Certificate of the property is in processing, and the remaining balance will be paid upon the receipt of the Real Estate Ownership Certificate.

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

At the 2025 Annual General Meeting, the shareholders of the Company adopted a special resolution approving the Capital Reorganization. For details, see “Item 3. Key Information — Recent Development — The Capital Reorganization.” As of the date of this annual report, the Company is still in the process of registering the Order with the Registrar of Companies of the Cayman Islands and completing other necessary procedures in respect of the Capital Reduction. Accordingly, the conditions of the Capital Reorganization have not been fully met and the Capital Reorganization has not taken effect.

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

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditor.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

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

As of September 30, 2025 and 2024, we had U.S. dollar-denominated cash and cash equivalents of US$33.6 million and US$29.5 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2025 would result in a decrease of RMB23.9 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on September 30, 2025 would result in an increase of RMB23.9 million in cash and cash equivalents.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.2% and 0.0% in 2023, 2024 and 2025, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

In connection with our initial public offering on March 25, 2021, we issued and sold an aggregate of 5,750,000 ordinary shares, at a price of $5.00 per share with gross proceeds of $28.75 million. Univest Securities, LLC was the underwriter of our initial public offering. We incurred approximately $2,953,114 in expenses in connection with our initial public offering and $178,758 in expenses in connection with the issuance of overallotment shares. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $25,618,128 after deducting underwriting discounts and the offering expenses payable by us. For the period from the effectiveness of the registration statement on Form F-1 to September 30, 2025, we used approximately US$7.0 million for research and development purposes, approximately US$6.75 million for upgrading and expanding our manufacturing facilities, and approximately US$6.28 million for brand marketing. We still intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (Registration Number 333-248067). For the period from October 1, 2025 to the date of this annual report, US$70,500 were used for brand marketing.

On July 15, 2024, we closed our self-underwritten public offering of 20,000,000 ordinary shares. The ordinary shares were priced at $1.25 per share. The Company raised net proceeds of $24.625 million through that offering. For the period from the closing of that offering to September 30, 2025, we used approximately US$4.2 million for advertising purposes, approximately US$3.2 million for upgrading and expanding our manufacturing facilities, approximately US$2.0 million for research and development purposes, and approximately US$2.7 million for working capital expenses. We still intend to use the remaining proceeds from our self-underwritten public offering in the manner disclosed in our registration statement on Form F-1, as amended (Registration Number 333-278914). For the period from October 1, 2025 to the date of this annual report, US$0.1 million were used for working capital expenses.

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

The Offering closed on December 10, 2024. For the period from closing of the Offering to September 30, 2025, we used approximately US$1.5 million for research and development purposes, approximately US$1.3 million for upgrading and expanding our manufacturing facilities, and approximately US$2.2 million for brand marketing. We still intend to use the remaining proceeds from the Offering in the manner disclosed in the final prospectus filed with the SEC on December 9, 2024. For the period from October 1, 2025 to the date of this annual report, US$0.1 million were used for working capital expenses.

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

Based upon this evaluation, our management has concluded that, as of September 30, 2025, our existing disclosure controls and procedures were ineffective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of September 30, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified one deficiency, which related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and which we believe to be a material weakness as of September 30, 2025.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was not effective as of September 30, 2025. To remedy our identified material weakness as of September 30, 2025, we have undertaken the remedial steps and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of September 30, 2025

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm for the periods indicated.

Enrome LLP

	For the Fiscal Years Ended September 30,
	2024	2025
Audit fees (1)	$160,000	$160,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	$160,000	$160,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.
(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

During each of the years ended September 30, 2024 and 2023 and the subsequent interim period through October 10, 2024, neither the Company nor anyone on behalf of the Company consulted Enrome LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Universe Pharmaceuticals INC and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association(incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on April 29, 2025)
2.1	Specimen Certificate for Ordinary Shares(incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on April 29, 2025)
2.2	Form of Underwriter Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on April 29, 2025)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.3	Form of Sales and Distribution Agreement by and between Universe Trade and customers (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
4.4	English translation of the real estate property purchase agreement entered into by and between Jiangxi Universe and Jiangxi Yueshang Investment Co., Ltd., dated May 16, 2021 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.5	English translation of the construction agreement entered into by and between Jiangxi Universe and Jiangxi Chenyuan Construction Project Co., Ltd., dated June 25, 2021 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
4.6*	English translation of the Technology Cooperation Agreement entered into by and between Jinggangshan University and Guangzhou Universe Hanhe Medical Research Co., Ltd., dated May 16, 2025
4.7*	English translation of the Form of Purchase Order by and between Jiangxi Universe Pharmaceuticals Co., Ltd. and Bozhou Cijitang Chinese Herbal Decoction Pieces Co., Ltd.
4.8*	English translation of the working capital loan contract by and between Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. and Ji’an Luling Rural Commercial Bank Co., Ltd., dated May 16, 2025

4.9*	English translation of the working capital loan contract between Jiangxi Universe Pharmaceuticals Co., Ltd. and Bank of Communications, dated September 28, 2025
4.10*	English translation of the loan contract between Jiangxi Universe Pharmaceuticals Co., Ltd. and Bank of Beijing, dated September 9, 2025
4.11*	English translation of the working capital loan contract between Jiangxi Universe Pharmaceuticals Co., Ltd. and Jiangxi Luling Rural Commercial Bank, dated November 4, 2025
4.12*	English translation of the working capital loan contract between Jiangxi Universe Pharmaceuticals Co., Ltd. and Huaxia Bank, dated June 27, 2025
4.13*	English translation of the working capital loan contract between Jiangxi Universe Pharmaceuticals Co., Ltd. and Ji’an Luling Rural Commercial Bank Co., Ltd., dated March 3, 2025
4.14*	English translation of the working capital loan contract between Jiangxi Universe Pharmaceuticals Co., Ltd. and Jiangxi Rural Commercial Bank, dated April 22, 2025
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 31, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-248067), as amended, initially filed with the Securities and Exchange Commission on August 17, 2020)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 30, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (file No. 001-40231), filed with the Securities and Exchange Commission on January 30, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Universe Pharmaceuticals INC

	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: January 28, 2026

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Universe Pharmaceuticals INC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universe Pharmaceuticals INC and its subsidiaries. (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended September 30, 2025, 2024, and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended September 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

January 28, 2026

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 (In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of September 30,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$33,592,025	$29,497,693
Accounts receivable, net	13,008,117	12,905,821
Inventories, net	2,193,179	1,737,054
Advance to suppliers	2,489,737	978,203
Other receivable	2,280,680	5,666,596
Prepaid expenses and other current assets	39,937	852,417
TOTAL CURRENT ASSETS	53,603,675	51,637,784

Property, plant and equipment, net	3,583,553	3,568,050
Prepayments made to a related party for purchase of property	2,247,507	2,279,982
Prepayments for construction in progress	8,869,574	9,492,205
Intangible assets, net	296,785	262,878
Investment in equity securities	702,346	712,494
TOTAL NON-CURRENT ASSETS	15,699,765	16,315,609

TOTAL ASSETS	$69,303,440	$67,953,393

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,149,881	$5,856,703
Current portion of long-term bank loans	2,107,038	-
Accounts payable	1,669,785	4,914,762
Contract liabilities	40,708	-
Taxes payable	640,780	1,021,181
Due to related parties	446,545	6,900,584
Other payable	856,572	1,266,885
Accrued expenses and other current liabilities	262,621	352,854
TOTAL CURRENT LIABILITIES	13,173,930	20,312,969

Long-term bank loans	-	2,137,483
TOTAL NON-CURRENT LIABILITY	-	2,137,483

TOTAL LIABILITIES	13,173,930	22,450,452

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $11.25 par value, 2,000,000,000 shares authorized, 563,338 and 42,880 shares issued and outstanding as of September 30, 2025 and 2024, respectively	6,337,553	482,400
Additional paid in capital	63,009,567	53,864,720
Statutory reserve	2,439,535	2,439,535
Accumulated deficit	(13,843,623)	(10,171,568)
Accumulated other comprehensive loss	(1,813,522)	(1,112,146)
TOTAL SHAREHOLDERS’ EQUITY	56,129,510	45,502,941

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$69,303,440	$67,953,393

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the Years Ended September 30,
	2025	2024	2023
Revenue	$17,858,732	$23,024,458	$32,308,735
Cost of revenue	(11,557,563)	(16,952,556)	(21,993,601)
Gross profit	6,301,169	6,071,902	10,315,134

Operating expenses
Selling expenses	(4,797,622)	(8,170,975)	(6,783,703)
General and administrative expenses	(3,747,705)	(2,889,652)	(2,638,984)
Research and development expenses	(671,761)	(3,031,115)	(4,858,548)
Total operating expenses	(9,217,088)	(14,091,742)	(14,281,235)

Loss from operations	(2,915,919)	(8,019,840)	(3,966,101)

Other income (expenses)
Interest expense, net	(232,041)	(278,172)	(156,788)
Other (expense) income, net	(108,044)	145,476	(235,614)
Impairment of prepayments for construction in progress	(481,109)	-	-
Equity investment income	65,058	31,942	31,072
Total other expense, net	(756,136)	(100,754)	(361,330)

Loss before income tax expense	(3,672,055)	(8,120,594)	(4,327,431)
Income tax expense	-	(606,704)	(2,253,593)
Net loss	(3,672,055)	(8,727,298)	(6,581,024)

Other comprehensive (loss) income
Foreign currency translation adjustment	(701,376)	1,260,094	(779,351)
Total Comprehensive loss	$(4,373,431)	$(7,467,204)	$(7,360,375)

Net loss per share - Basic and diluted	$(8.06)	$(626.96)	$(1,089.21)

Weighted average number of shares outstanding used in calculating basic and diluted loss per share	455,871	13,920	6,042

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Equity
Balance as of September 30, 2022	6,042	$67,973	$29,279,155	$2,439,535	$5,136,754	$(1,592,889)	$35,330,528

Net loss	-	-	-	-	(6,581,024)	-	(6,581,024)
Foreign currency translation adjustment	-	-	-	-	-	(779,351)	(779,351)

Balance as of September 30, 2023	6,042	$67,973	$29,279,155	$2,439,535	$(1,444,270)	$(2,372,240)	$27,970,153

Issuance of ordinary shares	33,333	374,996	24,624,996	-	-	-	24,999,992
Reverse share-split adjustment	3,505	39,431	(39,431)	-	-	-	-
Net loss for the year	-	-	-	-	(8,727,298)	-	(8,727,298)
Foreign currency translation adjustment	-	-	-	-	-	1,260,094	1,260,094

Balance as of September 30, 2024	42,880	$482,400	$53,864,720	$2,439,535	$(10,171,568)	$(1,112,146)	$45,502,941

Issuance of ordinary shares	468,750	5,273,438	9,726,562	-	-	-	15,000,000
Reverse share-split adjustment	51,708	581,715	(581,715)	-	-	-	-
Net loss for the year	-	-	-	-	(3,672,055)	-	(3,672,055)
Foreign currency translation adjustment	-	-	-	-	-	(701,376)	(701,376)

Balance as of September 30, 2025	563,338	$6,337,553	$63,009,567	$2,439,535	$(13,843,623)	$(1,813,522)	$56,129,510

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities
Net loss	$(3,672,055)	$(8,727,298)	$(6,581,024)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	517,431	485,734	508,785
Loss from disposal of property, plant and equipment	2,948	3,958	114
(Reversal) allowance for credit loss	(113,454)	131,581	-
Allowance (reversal) of inventory reserve	-	50,651	(49,166)
Deferred income tax expense	-	606,704	1,567,656
Impairment of prepayments for construction in progress	481,109	-	-
Changes in operating assets and liabilities:
Accounts receivable	(168,958)	(1,547,834)	4,718,118
Inventory, net	(474,633)	1,643,131	(1,183,823)
Advance to suppliers, net	(1,505,691)	(769,911)	(170,016)
Other receivable	3,299,589	(158,011)	391,568
Prepaid expenses and other current assets	789,964	(792,675)	696,147
Deferred tax assets	-	-	(947,964)
Prepaid expenses-related party, non-current	-	36,321	-
Accounts payable	(3,132,705)	143,747	1,641,426
Contract liabilities	40,180	-	-
Taxes payable	(324,530)	554,425	280,939
Other payable	(706,074)	(1,135,739)	73,966
Accrued expenses and other current liabilities	(85,440)	(31,467)	170,049
Net cash (used in) provided by operating activities	(5,052,319)	(9,506,683)	1,116,775

Cash flows from investing activities
Purchases of property, plant and equipment	(266,771)	(208,320)	(44,169)
Prepayments for construction in progress	-	(37,478)	-
Purchase of intangible asset	(80,416)	(117,291)	-
Proceeds from disposal of property, plant and equipment	5,380	1,804	-
Net cash used in investing activities	(341,807)	(361,285)	(44,169)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares	15,000,000	24,999,992	-
Proceeds from bank loans	7,057,192	7,787,016	5,671,104
Repayment of bank loans	(5,698,440)	(5,552,240)	(3,969,773)
Proceeds from related parties borrowings	3,213,428	9,530,378	3,536,126
Repayments of related parties borrowings	(9,846,050)	(2,810,821)	(6,628,103)
Net cash provided by (used in) financing activities	9,726,130	33,954,325	(1,390,646)

Effect of exchange rate changes on cash	(237,672)	126,089	(108,171)
Net increase (decrease) in cash	4,094,332	24,212,446	(426,211)
Cash, beginning of year	29,497,693	5,285,247	5,711,458
Cash, end of year	$33,592,025	$29,497,693	$5,285,247

Supplemental disclosure information
Cash paid for interest	$289,385	$304,516	$190,184
Cash paid for income tax	$-	$-	$863,800

Non-cash investing and financing activity
Obtaining property, plant and equipment	$282,204	$342,478	$-

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

On May 12, 2021, through the Company’s PRC subsidiary, Jiangxi Universe, the Company established an indirect wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify the Company’s product offerings. As of September 30, 2025 and as of the date of this report, Universe Hanhe has no active business operations.

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

On November 12, 2024, the Company effected a share consolidation of 15 ordinary shares with par value of US$0.01875 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.28125. All fractional shares were rounded up to the whole number of shares (the “2024 Share Consolidation”). Immediately following the 2024 Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 450,000,000 ordinary shares, par value US$0.28125 per share and 50,000,000 preferred shares, par value US$0.28125 per share.

On March 24, 2025, the Company effected a share consolidation of 40 ordinary shares with par value of US$0.28125 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$11.25. All fractional shares were rounded up to the whole number of shares (the “2025 Share Consolidation”). Immediately following the 2025 Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 11,250,000 ordinary shares, par value US$11.25 per share and 1,250,000 preferred shares, par value US$11.25 per share.

On September 3, 2025, the Company held an annual general meeting of shareholders at which shareholders, resolved as a special resolution that, subject to and conditional upon, amongst other things: (i) approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (ii) registration by the Registrar of Companies of the Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iii) compliance with the relevant procedures and requirements under the applicable laws of the Cayman Islands to effect the Capital Reduction; and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled:

a)	the par value of each issued Ordinary Share of par value US$11.25 each in the share capital of the Company be reduced to par value US$0.00001 each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$11.24999 on each of the then issued Ordinary Shares of par value US$11.25 each;

b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Act, the amended and restated memorandum of association adopted by special resolution passed on 1 March 2025 and unanimous written director resolutions passed on 20 February 2025 and made effective on 17 March 2025 (the “Existing Memorandum”), the second amended and restated articles of association of the Company adopted by special resolution passed on 23 September 2022 (the “Existing Articles”), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)	immediately following the Capital Reduction, pursuant to section 13 of the Act and article 8.1(d) of the Existing Articles, each of the authorized but unissued Ordinary Shares of par value US$11.25 each be sub-divided into 1,125,000 ordinary shares of par value US$0.00001 each (the “Sub-division”);

d)	immediately following the Capital Reduction and the Sub-division, the authorized share capital of the Company be altered by the cancellation of: (i) the 1,250,000 unissued Preferred Shares of par value US$11.25 each; and (ii) 12,020,495,313,338 of the unissued ordinary shares of par value US$0.00001 each, such that the authorized share capital is altered:

from US$134,287,453.13338 divided into: (i) 12,022,495,313,338 ordinary shares of par value US$0.00001 each; and (ii) 1,250,000 Preferred Shares of par value US$11.25 each;

to US$20,000 divided into 2,000,000,000 ordinary shares of par value US$0.00001 each

(the “Capital Alteration”);

e)	immediately following the Capital Alteration:

a.	the authorized and issued share capital of the Company be divided into two separate classes as follows:

i.	US$18,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”); and

ii.	US$2,000 divided into 200,000,000 class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “New Share Classes”),

it being noted that the terms of, and rights attaching to the New Share Classes will be materially identical to the existing ordinary shares of par value US$0.00001 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 100 times the voting rights per share of Class A Ordinary Shares; and (ii) shall be convertible into Class A Ordinary Shares;

b.	the issued shares in the Company outstanding following the Capital Alteration be re-designated, as follows:

i.	the 559,868 ordinary shares of par value US$0.00001 each held by Cede & Co be re-designated as 559,868 Class A Ordinary Shares;

ii.	the 1 ordinary share of par value US$0.00001 held by Christopher Lin be re-designated as 1 Class A Ordinary Share;

iii.	the 1 ordinary share of par value US$0.00001 held by Michael Olson be re-designated as 1 Class A Ordinary Share;

iv.	the 1 ordinary share of par value US$0.00001 held by Daniel J Sleiman be re-designated as 1 Class A Ordinary Share; and

v.	the 3,467 ordinary shares of par value US$0.00001 each held by Sununion Holding Group Limited be re-designated as 3,467 Class B Ordinary Shares,

(steps (a) to (e) (inclusive) above shall be collectively referred to as the “Capital Reorganization”),

f)	any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reorganization and (where applicable) to aggregate all fractional Class A Ordinary Shares and/or Class B Ordinary Shares and sell them for the benefit of the Company.”

On January 16, 2026, the Company received an order (the “Order”) from the Court approving the Capital Reduction. As of the date of this annual report, the Company is still in the process of registering the Order with the Registrar of Companies of the Cayman Islands and completing other necessary procedures in respect of the Capital Reduction. Accordingly, the conditions of the Capital Reorganization have not been fully met and the Capital Reorganization has not taken effect.

Details of the subsidiaries of the Company as of September 30, 2025 are set out below:

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

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the impairment assessment of receivables, the realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, impairment assessment of long-lived assets, and realization of deferred tax assets. Changes in accounting estimate are accounted for in the period of change and prospective periods. Actual results could differ from those estimates.

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

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $70,235) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Effective October 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No.2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred-loss impairment model with an expected-loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company replaced the incurred-loss impairment model with a forward-looking current expected credit losses (CECL) model in place of the incurred-loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. Estimated credit losses charged to the allowance are classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on an aging schedule basis, as accounts receivable primarily consist of receivables arising from sales of TCMD products and third-party products. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from its customers. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

Allowance for uncollectable balances amounted to $18,214 and $135,082 as of September 30, 2025 and 2024, respectively.

Inventories, net

Inventories are stated at lower of cost or net realizable value. Cost is determined using weighted average method. Inventories primarily consist of raw materials and finished goods. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $122,739 and $124,512 as of September 30, 2025 and 2024, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices of raw materials. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2025 and 2024, the Company recorded no allowance for credit loss, as the Company believed that all advances to suppliers were fully realizable.

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts discounted at market interest rates to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, advances to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2025 based upon the short-term nature of the assets and liabilities. The Company’s investment in equity securities is accounted for using the measurement alternative in accordance with Accounting Standards Codification (“ASC”) 321, “Investments—Equity Securities” (“ASC 321”), which also approximates its recorded value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is provided using the straight-line method over their expected useful lives, as follows:

Categories	Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property, plant and equipment were recorded in operating expenses for the years ended September 30, 2025, 2024 and 2023.

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

Categories	Useful life
Land use rights	50 years
Trademark	5 years
Software	3 years

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the years ended September 30, 2025, 2024 and 2023.

Construction-in-Progress (“CIP”)

CIP represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. CIP is not depreciated. Upon completion and ready for intended use, CIP is reclassified to the appropriate category within property, plant and equipment.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recognized impairment loss of $487,428 for prepayments for CIP during the year ended September 30, 2025, and recorded no impairments of long-lived assets for the years ended September 30, 2024 and 2023.

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

The Company initially recorded the investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. As of September 30, 2025 and 2024, the Company’s investment in JX RBC Bank amounted to $702,346 (RMB5 million) and $712,494 (RMB5 million), respectively, and was reported as long-term investment in equity investee on the consolidated balance sheets. Investment income amounted to $65,058, $31,942 and $31,072 for the years ended September 30, 2025, 2024 and 2023, respectively.

The investments in equity securities are evaluated for impairment when facts or circumstances indicate that the fair value of the investments is less than their carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment for the Company’s investments in equity securities as of September 30, 2025 and 2024.

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

Revenue from sales of TCMD products and third-party products is recognized when the products are delivered to customers. Each customer order is distinct and separately identifiable from other customer orders, constituting a single performance obligation to deliver the ordered product in exchange for consideration. The transaction price is fixed at contract inception and is not subject to rebates, returns or other variable consideration. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. The Company recognizes revenue at a point in time when the control of the products sold has been transferred to customers. The transfer of control is considered complete when the products have been accepted and received by customers. The Company offers credit sales to customers with credit period of 90 days.

Revenue is presented on a gross basis, as the Company acts as the principal in each transaction. This conclusion is based on the following considerations: i) the Company is primarily responsible for fulfilling the promise to deliver the product to customer and the primary contact for customer issues; ii) the Company bears the inventory risk; and iii) the Company has pricing discretion and bears market risk.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by sources of products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The following table identifies the disaggregation of its revenue for the years ended September 30, 2025, 2024 and 2023, respectively:

	For the Years Ended September 30,
	2025	2024	2023
Revenue from sales of self-manufactured TCMD products	$13,260,650	$14,026,049	$18,572,658
Revenue from sales of third-party products	4,598,082	8,998,409	13,736,077
Total revenue	$17,858,732	$23,024,458	$32,308,735

Cost of Revenue

Cost of revenue consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of buildings and machinery, warehousing and overhead associated with the manufacturing process.

Research and Development Expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise of employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2025, 2024 and 2023, total research and development expenses were approximately $671,761, $3,031,115 and $4,858,548, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards, social media such as Weibo and WeChat, and TV advertisement. Advertising costs are expensed as incurred or deferred and then expensed the first time the advertising takes place. Advertising expenses are included in selling expenses in the consolidated statements of operations and comprehensive loss. Advertising expenses amounted to $2,523,773, $5,144,579 and $4,653,633 for the years ended September 30, 2025, 2024 and 2023, respectively.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company utilizes the “management approach” to identify its reportable operating segments.

The management approach considers the internal organizational structure and reporting mechanisms employed by the Company’s CODM for operational decision-making and performance evaluation. The Company’s chief executive officer is designated as the CODM, who reviews and evaluates the consolidated results to determine resource allocation and assess the Company’s overall performance. After a thorough analysis, the Company has concluded that it operates within only one reportable operating segment.

The Company’s CODM has been identified as the Company’s chief executive officer, who reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company. For management purposes, the Company operates in one business unit based on the products sold, and its sole operating segment is pharmaceutical manufacturing and selling. The CODM monitors the revenue, results, assets and liabilities of its business unit as a whole and regularly reviews its operating results to make decisions about resource allocation. Accordingly, no analysis of segment information other than entity-wide information is presented.

The Company’s long-lived assets are all located in China and substantially all monitoring and control activities of its operations are conducted in China. Therefore, no geographic information is presented.

The significant segment expenses are consistent with those reported in the consolidated statements of operations and comprehensive loss, including cost of revenue, selling expenses, general and administrative expenses, as well as research and development expenses. For significant segment expenses incurred during the years ended September 30, 2025, 2024 and 2023, refer to Consolidated Statements of Operations and Comprehensive Loss.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2025, 2024 and 2023. The Company does not believe there was any uncertain tax provision as of September 30, 2025 and 2024.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2025, 2024 and 2023. As of September 30, 2025 and 2024, all of the tax returns of the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2025, 2024 and 2023, there were no dilutive shares.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2025	September 30, 2024	September 30, 2023
Period-end US$: RMB exchange rate	7.1190	7.0176	7.2960
Period-end US$: HK exchange rate	7.7809	7.7693	7.8308
Period average US$: RMB exchange rate	7.2125	7.2043	7.0533
Period average US$: HK exchange rate	7.7948	7.8127	7.8310

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

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $284,002, $247,249 and $440,962 for the years ended September 30, 2025, 2024 and 2023, respectively.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This Update addresses challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This update improves the decision usefulness of the financial reporting for acquired financial assets. The amendments require that purchased seasoned loans be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of September 30,
	2025	2024
Accounts receivable	$13,026,331	$13,040,903
Less: allowance for credit loss	(18,214)	(135,082)
Accounts receivable, net	$13,008,117	$12,905,821

The Company’s accounts receivable primarily includes the balance due from customers when the Company’s pharmaceutical products are sold and delivered to customers. As of date of this report, approximately 50.7%, or $6.6 million, of the Company’s net account receivable balance as of September 30, 2025 has been subsequently collected, and the remaining balance is expected to be substantially collected before June 30, 2026.

Allowance for credit loss movement is as follows:

	As of September 30,
	2025	2024
Beginning balance	$135,082	$-
(Reversal) provision of allowance for credit loss	(113,454)	131,581
Foreign currency translation adjustments	(3,414)	3,501
Ending balance	$18,214	$135,082

NOTE 4 — INVENTORIES, NET

Inventories consist of the following:

	As of September 30,
	2025	2024
Raw materials	$707,430	$720,041
Finished goods	1,608,488	1,141,525
Inventories valuation allowance	(122,739)	(124,512)
Total inventories, net	$2,193,179	$1,737,054

Inventories valuation allowance movement is as follows:

	As of September 30,
	2025	2024
Beginning balance	$124,512	$69,746
Addition	-	50,651
Foreign currency translation adjustments	(1,773)	4,115
Ending balance	$122,739	$124,512

NOTE 5 — ADVANCE TO SUPPLIERS

Advances to suppliers consist of the following:

	As of September 30,
	2025	2024
Advances to suppliers for inventories raw material purchase	$2,489,737	$978,203
Advances to suppliers	$2,489,737	$978,203

Advances to suppliers represent prepayments made to suppliers to ensure continuous high-quality supplies and favorable purchase prices of raw materials.

NOTE 6 — OTHER RECEIVABLE

Other receivable consists of the following:

	As of September 30,
	2025	2024
Receivable from Yunan Faxi (1)	$-	$3,562,472
Redemption of short-term investment (2)	-	1,377,873
Prepaid value added tax	1,023,084	475,331
Prepayment for advertising	843,777	219,830
Prepayment for property, plant and equipment	136,185	-
Prepayment for research and development	99,733	-
Others	177,901	31,090
Total other receivable	$2,280,680	$5,666,596

(1)	On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu transfers his 51% ownership in Yunnan Faxi to the Company at the price of RMB72 million (approximately $10.0 million). Based on contract terms, the Company prepaid RMB25 million (approximately $3.4 million) within three (3) business days upon signing the letter of intent. However, due to unsatisfactory performance of Yunnan Faxi, the equity transfer contract was terminated on December 20, 2024. The amount of $3,562,472 (RMB25 million) was recorded as other receivable as of September 30, 2024, and collected back in January 2025.

(2)	On September 24, 2024, the Company entered into an agreement with a third party to transfer its short-term investment at the price of $1,377,873. The amount was recorded as other receivable as of September 30, 2024, and collected back on December 23, 2024.

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

		As of September 30,
	Useful life	2025	2024
Buildings	20 years	$7,583,912	$7,594,735
Machinery and equipment	5-10 years	2,262,271	2,007,399
Automobiles	3-5 years	83,113	67,374
Office and electric equipment	3-5 years	522,552	527,336
Construction-in-progress		35,458	35,971
Subtotal		10,487,306	10,232,815
Less: accumulated depreciation		(6,903,753)	(6,664,765)
Property, plant and equipment, net		$3,583,553	$3,568,050

Construction-in-progress consisted of design fee for the construction project, which amounted to $35,458 and $35,971 as of September 30, 2025 and 2024, respectively. Depreciation expense was $474,178, $474,034 and $503,687 for the years ended September 30, 2025, 2024 and 2023, respectively. Losses from disposal of property, plant and equipment amounted to $2,948, $3,958 and $114 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of September 30,
	Useful life	2025	2024
Land use rights	50 years	$252,561	$256,211
Trademark	5 years	200,169	120,412
Software	3 years	21,201	21,506
Total		473,931	398,129
Less: accumulated amortization		(177,146)	(135,251)
Intangible assets, net		$296,785	$262,878

Amortization expense was $43,253, $11,700 and $5,098 for the years ended September 30, 2025, 2024 and 2023, respectively.

Estimated future amortization expense for intangible assets is as follows:

Years Ending September 30,	Amortization expense

2026	$45,085
2027	45,085
2028	45,085
2029	45,085
2030	45,085
Thereafter	71,360
$296,785

NOTE 9 — PREPAYMENT FOR CIP PROJECT

CIP represents direct costs of construction for the Company’s manufacturing facilities. On June 25, 2021, the Company entered into a construction contract with a sub-contractor, Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan was engaged to construct four manufacturing factory buildings and an office building for the Company with a contract sum of RMB165 million (approximately $23.2 million). The construction work started on August 8, 2021, with an originally estimated completion date on August 7, 2023.

At beginning of the year ended December 31, 2024, due to resurgence of the COVID-19 pandemic, which resulted in lingering logistic disruption, material and labor shortage, and domestic travel restriction, the Company re-estimated that the completion date would be postponed to December 2024. However, during the year 2024, new information was discovered about the topographical and surface structures of the land, which required Chenyuan to re-conduct the geological survey. As a result, the construction progress was further delayed that cause the re-estimated completion date of December 2024 was not met.

In April 2025, Ministry of Emergency Management of PRC issued Specification for safety management of fine chemical enterprises, pursuant to which, enterprises should not set up employee dormitories within the factory premises. Because of this new regulation. the Company had to redesign the project, and the expected completion date of this construction project is further delayed to June 30, 2028. As of September 30, 2025, the Company had made a prepayment of approximately RMB69.2 million (approximately $9.7 million) to Chenyuan for land improvement, building foundation and the construction of the manufacturing factories.

During the year ended September 30, 2022, $407,361 (approximately RMB2.9 million) of the prepayment was re-classified to property, plant and equipment in the consolidated balance sheets. During the year ended September 30, 2025, management carried out impairment assessment on the prepayment for CIP project. The prepayment is refundable on-demand if the CIP project is aborted, management has assessed the recoverability of this prepayment to be approximately $8.9 million, and impairment loss of $481,109 was recognized in the profit or loss.

As of September 30, 2025, future additional capital expenditures on the CIP project are estimated to be approximately RMB95.8 million (equivalent to $13.5 million), of which approximately $3.5 million is required within the next 12 months. The Company currently plans to fund its ongoing CIP project construction through cash collected from accounts receivable and, if necessary, borrowings from PRC banks.

As of September 30, 2025, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Years ending September 30,	Capital Expenditure on CIP

2026	$3,511,729
2027	3,511,729
2028	5,274,617
2029	1,158,871
Total	$13,456,946

NOTE 10 — PREPAYMENT FOR PURCHASE OF A PROPERTY

On May 6, 2021, the Company entered into a real estate property purchase agreement with related party Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% equity interest as of the date of that agreement. Pursuant to the property purchase agreement, Jiangxi Yueshang will sell and the Company will purchase a certain residential apartment and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.5 million). Pursuant to this agreement, the Company was required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable upon the availability of a certificate of occupancy, and 30% of the total purchase price payable upon delivery of the property.

As of September 30, 2025, the Company had made a prepayment of RMB16 million (approximately $2.25 million) to Jiangxi Yueshang. Construction of the property was completed in May 2025. The Real Estate Ownership Certificate for the property is currently being obtained. The remaining balance will be payable upon receipt of the Real Estate Ownership Certificate.

NOTE 11 — SHORT-TERM BANK LOANS

Short-term bank loans consist of the following:

		As of September 30,
	Note	2025	2024
Short-term bank loans:
Jiangxi Luling Rural Commercial Bank (“LRC Bank”)	(1)	$2,809,383	$2,849,976
Bank of Communications Co., Ltd	(2)	1,404,692	1,154,241
Zhujiang Rural Bank	(3)	407,361	427,497
Beijing Bank	(4)	1,123,753	1,424,989
Huaxia Bank	(5)	702,346	-
Postal Savings Bank of China	(6)	702,346	-
Total short-term loans		$7,149,881	$5,856,703

(1)

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

On March 3, 2025, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB5 million (equivalent to $702,346) as working capital for one year, with the maturity date on March 2, 2026. The fixed interest rate of the loan was 3.65% per annum. Mr. Gang Lai and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On April 22, 2025, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,404,692) as working capital for one year, with the maturity date on April 21, 2026. The fixed interest rate of the loan was 3.60% per annum. Mr. Gang Lai and Universe Technology jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On May 16, 2025, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB5 million (equivalent to $702,346) as working capital for one year, with the maturity date on May 15, 2026. The fixed interest rate of the loan was 3.65% per annum. Mr. Gang Lai and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

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

On September 29, 2025, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,404,692) as working capital for one year, with the maturity date on September 29, 2026. The fixed interest rate of the loan was 3.0% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan.

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

On April 18, 2025, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with Zhujiang Rural Bank to borrow RMB2.9 million (equivalent to $407,361) as working capital for one year, with the maturity date on April 18, 2026. The fixed interest rate of the loan was 5.00% per annum. The Company pledged certain trademarks owned by the Company as collateral to guarantee this loan.

(4)

On July 3, 2024, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB10 million (equivalent to $1,424,989) as working capital for one year, with the maturity date on July 3, 2025. The fixed interest rate of the loan was 4.15% per annum. Mr. Gang Lai provided credit guarantee for this loan. The loan was fully repaid upon maturity.

On September 12, 2025, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB8 million (equivalent to $1,123,753) as working capital for one year, with the maturity date on September 12, 2026. The fixed interest rate of the loan was 3.70% per annum. Mr. Gang Lai and Universe Trade jointly signed guarantee agreements with Beijing Bank to provide credit guarantee for this loan.

(5)	On June 27, 2025, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Huaxia Bank to borrow RMB5 million (equivalent to $702,346) as working capital for one year, with the maturity date on June 27, 2026. The fixed interest rate of the loan was 3.70% per annum. Mr. Gang Lai provided credit guarantee for this loan.

(6)	On July 17, 2025, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Postal Savings Bank of China to borrow RMB5 million (equivalent to $702,346) as working capital for one year, with the maturity date on July 17, 2026. The fixed interest rate of the loan was 3.11% per annum. Mr. Gang Lai provided credit guarantee for this loan.

NOTE 12 — LONG-TERM BANK LOANS

Long-term bank loans consist of the following:

		As of September 30,
	Note	2025	2024
Long-term bank loans:
LRC Bank	(1)	$2,107,038	$2,137,483
Less: current portion of long-term bank loans		(2,107,038)	-
Non-current portion of long-term bank loans		$-	$2,137,483

(1)	On November 23, 2023, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB15 million (equivalent to approximately $2.1 million) as working capital for two years, with the maturity date on November 14, 2025. The fixed interest rate of the loan was 3.95% per annum. The Company pledged buildings of Jiangxi Universe as collateral to guarantee this loan. The loan was subsequently fully repaid upon maturity.

For the above-mentioned loans, the Company recorded a total interest expense of $289,385, $304,516 and $190,184 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 13 — RELATED PARTY TRANSACTIONS

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Ms. Lin Yang	Chief Financial Officer of the Company

(b) Due to related parties

	As of September 30,
Name	2025	2024
Mr. Gang Lai	$446,460	$6,900,499
Ms. Lin Yang	85	85
Total due to related parties	$446,545	$6,900,584

As of September 30, 2025, the balance due to related parties mainly consisted of advances from Mr. Gang Lai, the Company’s chief executive officer and the chairman of the board of directors for working capital purposes during the Company’s normal course of business, as well as payment of expenses made by Ms. Lin Yang on behalf of the Company. These advances are unsecured, non-interest bearing and due on demand.

(c) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from commercial banks in China, Mr. Gang Lai signed guarantee agreements with these banks to provide credit guarantee for the Company’s certain loans (see Note 11).

(d) Prepayment to related party for property purchase

As disclosed in Note 10, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.5 million). As of September 30, 2025, the Company had made a prepayment of RMB16 million ($2.25 million) to Jiangxi Yueshang. The Real Estate Ownership Certificate for the property is currently being obtained. The remaining balance will be payable upon receipt of the Real Estate Ownership Certificate.

On January 13, 2022, Mr. Gang Lai transferred the 5% equity interest he owned in Jiangxi Yueshang to a third party. As such, after this date, Jiangxi Yueshang is no longer the Company’s related party.

NOTE 14 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Universe INC is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Universe HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Universe HK did not generate any assessable profits derived from Hong Kong sources for the years ended September 30, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of the Company’s main operating subsidiaries in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2016 with a term of three years. In December 2019, November 2022 and November 2025, Jiangxi Universe successfully renewed its HNTE certification with local government and will continue to enjoy the reduced income tax rate of 15% for three years, respectively, through November 2028. Universe Trade, another operating subsidiary of the Company in the PRC, was approved as a HNTE and was entitled to a reduced income tax rate of 15% beginning December 2020 with a term of three years through December 2023. Universe Trade did not successfully renew its HNTE status at the end of December 2023 and, therefore, has been subject to the standard PRC enterprise income tax rate of 25% starting from January 2024. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2025, 2024 and 2023 were reported at a blended reduced rate as a result of certain of the PRC subsidiaries of the Company’s being approved as a HNTE and enjoying a 15% reduced income tax rate. Although Jiangxi Universe was approved as a HNTE and enjoying a 15% reduced income tax rate, it incurred operating loss for the year ended September 30, 2024, and its operating income for the year ended September 30, 2025 offset its operating loss from previous years, therefore there is no impact of the tax holidays on PRC corporate income taxes for the years ended September 30, 2025 and 2024. The impact of the tax holidays noted above decreased PRC corporate income taxes by $309,840 for the year ended September 30, 2023. The benefit of the tax holidays on net income per share (basic and diluted) was $0.09 for the year ended September 30, 2023.

The components of the income tax expense (benefit) are as follows:

	For the Years Ended September 30,
	2025	2024	2023
Current tax expense:
Cayman	$-	$-	$-
Hong Kong	-	-	-
PRC	-	-	685,937
Sub-total	-	-	685,937
Deferred tax expense (benefit):
Cayman	-	-	-
Hong Kong	-	-	-
PRC	-	606,704	1,567,656
Sub-total	-	606,704	1,567,656
Total income tax expense	$-	$606,704	$2,253,593

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025	2024	2023
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	0.7%	(5.9)%	(8.2)%
Permanent difference	12.7%	-%	(0.1)%
Change in allowance for credit loss	(2.8)%	-%	-%
Non-PRC entities not subject to PRC income tax	(14.4)%	(2.7)%	(4.4)%
Tax effect of unrecognized deferred tax assets	(21.2)%	-%	-%
Change in valuation allowance	-%	(23.9)%	(64.4)%
Effective tax rate	-%	(7.5)%	(52.1)%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2025, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

The significant components of the deferred tax assets are summarized below:

	As of September 30,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	$2,167,162	$2,198,476
Total deferred tax assets	2,167,162	2,198,476
Valuation allowance	(2,167,162)	(2,198,476)
Deferred tax assets, net of valuation allowance	$-	$-

Changes in valuation allowance are as follows:

	As of September 30,
	2025	2024
Beginning balance	$2,198,476	$1,515,508
Additions	-	606,704
Foreign currency translation adjustments	(27,664)	76,264
Ending balance	$2,167,162	$2,198,476

As of September 30, 2025, the Company had net operating loss carryforwards of approximately $32,278,473, which arose from the Company’s subsidiaries in PRC. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Jiangxi Universe and Universe Trade incurred net loss during the years ended September 30, 2024 and 2023, the Company determined that its deferred tax assets might not be realized, and recognized valuation allowance for all deferred tax assets as of September 30, 2025 and 2024.

As of September 30, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

Years ending September 30,	Amount

2026	$4,769,719
2027	14,305,789
2028	3,525,700
2029	7,287,564
2030	2,389,702
Total	$32,278,474

(b) Taxes payable

Taxes payable consist of the following:

	As of September 30,
	2025	2024
Value added tax payable	$586,051	$873,750
Other taxes payable	54,729	147,431
Total taxes payable	$640,780	$1,021,181

Other taxes payable includes, among other things, consumption tax payable, city maintenance and construction tax payable, urban land utilization tax payable, building tax payable, stamp tax payable, and withheld individual income tax.

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company’s and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Each bank account is insured by the PRC government authority with the maximum limit of RMB500,000 (equivalent $70,235). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalents with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their creditworthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

As of September 30, 2025 and 2024, $9,608,188 and $4,430,607 of the Company’s cash, respectively, was on deposit at financial institutions in the PRC. For the years ended September 30, 2025, 2024 and 2023, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries located in the PRC.

For the years ended September 30, 2025, 2024 and 2023, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 21.3%, 22.5% and 27.2% of the Company’s total revenue for the years ended September 30, 2025, 2024 and 2023, respectively.

Sales of one of the Company’s major products, Guben Yanling Pill, accounted for 43.2%, 37.2% and 36.4% of the Company’s total revenue for the years ended September 30, 2025, 2024 and 2023, respectively.

As of September 30, 2025 and 2024, no customer accounted for more than 10% of the total accounts receivable balance.

For the year ended September 30, 2025, one supplier accounted for 35.4% of the total purchases. For the year ended September 30, 2024, two suppliers accounted for 28.0% and 13.4% of the total purchases, respectively. For the year ended September 30, 2023, one supplier accounted for 29.6% of the total purchases.

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

On September 3, 2025, the Company held an annual general meeting of shareholders at which shareholders, resolved as a special resolution that, subject to and conditional upon, amongst other things: (i) approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (ii) registration by the Registrar of Companies of the Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iii) compliance with the relevant procedures and requirements under the applicable laws of the Cayman Islands to effect the Capital Reduction; and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled:

a)	the par value of each issued Ordinary Share of par value US$11.25 each in the share capital of the Company be reduced to par value US$0.00001 each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$11.24999 on each of the then issued Ordinary Shares of par value US$11.25 each;

b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Act, the amended and restated memorandum of association adopted by special resolution passed on 1 March 2025 and unanimous written director resolutions passed on 20 February 2025 and made effective on 17 March 2025 (the “Existing Memorandum”), the second amended and restated articles of association of the Company adopted by special resolution passed on 23 September 2022 (the “Existing Articles”), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)	immediately following the Capital Reduction, pursuant to section 13 of the Act and article 8.1(d) of the Existing Articles, each of the authorized but unissued Ordinary Shares of par value US$11.25 each be sub-divided into 1,125,000 ordinary shares of par value US$0.00001 each (the “Sub-division”);

d)	immediately following the Capital Reduction and the Sub-division, the authorized share capital of the Company be altered by the cancellation of: (i) the 1,250,000 unissued Preferred Shares of par value US$11.25 each; and (ii) 12,020,495,313,338 of the unissued ordinary shares of par value US$0.00001 each, such that the authorized share capital is altered:

from US$134,287,453.13338 divided into: (i) 12,022,495,313,338 ordinary shares of par value US$0.00001 each; and (ii) 1,250,000 Preferred Shares of par value US$11.25 each;

to US$20,000 divided into 2,000,000,000 ordinary shares of par value US$0.00001 each

(the “Capital Alteration”);

e)	immediately following the Capital Alteration:

a.	the authorized and issued share capital of the Company be divided into two separate classes as follows:

i.	US$18,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”); and

ii.	US$2,000 divided into 200,000,000 class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “New Share Classes”),

it being noted that the terms of, and rights attaching to the New Share Classes will be materially identical to the existing ordinary shares of par value US$0.00001 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 100 times the voting rights per share of Class A Ordinary Shares; and (ii) shall be convertible into Class A Ordinary Shares;

b.	the issued shares in the Company outstanding following the Capital Alteration be re-designated, as follows:

i.	the 559,868 ordinary shares of par value US$0.00001 each held by Cede & Co be re-designated as 559,868 Class A Ordinary Shares;

ii.	the 1 ordinary share of par value US$0.00001 held by Christopher Lin be re-designated as 1 Class A Ordinary Share;

iii.	the 1 ordinary share of par value US$0.00001 held by Michael Olson be re-designated as 1 Class A Ordinary Share;

iv.	the 1 ordinary share of par value US$0.00001 held by Daniel J Sleiman be re-designated as 1 Class A Ordinary Share; and

v.	the 3,467 ordinary shares of par value US$0.00001 each held by Sununion Holding Group Limited be re-designated as 3,467 Class B Ordinary Shares,

(steps (a) to (e) (inclusive) above shall be collectively referred to as the “Capital Reorganization”),

f)	any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reorganization and (where applicable) to aggregate all fractional Class A Ordinary Shares and/or Class B Ordinary Shares and sell them for the benefit of the Company.”

On January 16, 2026, the Company received an order (the “Order”) from the Court approving the Capital Reduction. As of the date of this annual report, the Company is still in the process of registering the Order with the Registrar of Companies of the Cayman Islands and completing other necessary procedures in respect of the Capital Reduction. Accordingly, the conditions of the Capital Reorganization have not been fully met and the Capital Reorganization has not taken effect.

As of September 30, 2025 and 2024, the Company had a total of 563,338 and 42,880 ordinary shares issued and outstanding, respectively.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, for a nominal consideration of $0.001 per warrant, to purchase 300,000 ordinary shares of the Company (equal to 6% of the total number of ordinary shares sold in the IPO, not including any ordinary shares sold in the over-allotment option) (the “Underwriter Warrants”). The Underwriter Warrants have a term of five years, each warrant is exercisable for 1/90 share, with an exercise price of $495 after adjustments due to share consolidations. The Underwriter Warrants may be purchased in cash or via cashless exercise, are exercisable for five (5) years, and will expire in March 2026. On December 6, 2024, the Company entered into a securities purchase agreement with certain purchasers to issue 18,750,000 common warrants to purchase 18,750,000 ordinary shares. The exercise price of each common warrant is $32.00 per ordinary share. Each common warrant will be exercisable from the date of issuance until the fifth anniversary of the date of issuance, and will expire in December 2029. Management determined that the Underwriter Warrants and the common warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2025, the Underwriter Warrants and the common warrants were issued and outstanding, but none of them had been exercised. For the years ended September 30, 2025, 2024 and 2023, the Underwriter Warrants and the common warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

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

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of September 30, 2025 and 2024, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,439,535, and total restricted net assets amounted to $32,495,275 and $6,067,827, respectively.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2025, 2024 and 2023, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of September 30, 2025, future minimum capital expenditures on the Company’s CIP project amounted to approximately $13.5 million, among which, approximately $3.5 million is required for the next 12 months from the date of this report (see Note 9).

On May 6, 2021, the Company entered into a real estate property purchase agreement with Jiangxi Yueshang, an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of such agreement. Pursuant to the purchase agreement, Jiangxi Yueshang agreed to sell, and the Company agreed to purchase, certain residential apartments and commercial office space totaling 2,749.30 square meters for a total purchase price of RMB32 million (approximately $4.5 million). As of September 30, 2025, the Company had made a prepayment of RMB16 million (approximately $2.25 million) to Jiangxi Yueshang. The Real Estate Ownership Certificate for the property is currently being processed, and the remaining balance will be payable upon receipt of the Real Estate Ownership Certificate. (see Note 10).

NOTE 18 — SUBSEQUENT EVENTS

The Company has assessed all subsequent events through the date that these consolidated financial statements are issued and there are no material subsequent events that require disclosure in these consolidated financial statements.

NOTE 19 — FINANCIAL INFORMATION OF THE PARENT COMPANY

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

As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2025	2024
ASSETS
Cash	$23,938,610	$25,058,414
Other receivable	-	1,377,873
Due from related parties	5,638,387	-
Due from subsidiaries	11,155,749	10,863,833
Total current assets	40,732,746	37,300,120

Non-current asset
Investment in subsidiaries	$15,396,764	$8,749,310

Total assets	$56,129,510	$46,049,430

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Due to related parties	-	497,014
Accrued expense	-	49,475
TOTAL CURRENT LIABILITIES	$-	$546,489

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $11.25 par value, 2,000,000,000 shares authorized, 563,338 and 42,880 shares issued and outstanding as of September 30, 2025 and 2024, respectively	6,337,553	482,400
Additional paid-in capital	63,009,567	53,864,720
Accumulated deficit	(11,404,088)	(7,732,033)
Accumulated other comprehensive loss	(1,813,522)	(1,112,146)
Total shareholders’ equity	56,129,510	45,502,941

Total liabilities and shareholders’ equity	$56,129,510	$46,049,430

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended September 30,
	2025	2024	2023
Operating costs and expenses:
General and administrative expenses	$(2,469,983)	$(592,021)	$(134,141)

Other income (expenses):
Other expenses	(37,050)	(87,292)	(730)

Equity in earnings of subsidiaries	(1,165,022)	(8,047,985)	(6,446,153)

Net loss	(3,672,055)	(8,727,298)	(6,581,024)
Foreign currency translation adjustments	(701,376)	1,260,094	(779,351)
Comprehensive loss attributable to the Company	$(4,373,431)	$(7,467,204)	$(7,360,375)

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,672,055)	$(8,727,298)	$(6,581,024)
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	1,165,022	8,047,985	6,446,153
Changes in operating assets and liabilities:
Other receivable	1,377,873	-	-
Due from related parties	(5,638,387)	-	-
Due to related parties	(497,014)	497,014	-
Accrued expense	(49,475)	49,475
Net cash used in operating activities	(7,314,036)	(132,824)	(134,871)

CASH FLOWS FROM INVESTING ACTIVITY:
Investment in subsidiaries	(8,450,000)	-	-
Net cash used in investing activity	(8,450,000)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares	15,000,000	24,999,992	-
Cash (payment to) repayment from subsidiaries	(291,916)	14,511	115,133
Net cash provided by financing activities	14,708,084	25,014,503	115,133

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(63,852)	167,487	69

CHANGES IN CASH	(1,119,804)	25,049,166	(19,669)

CASH, beginning of year	25,058,414	9,248	28,917

CASH, end of year	$23,938,610	$25,058,414	$9,248